Filed with the Securities and Exchange Commission on May 19, 2021
REGISTRATION NO. 333-252773
INVESTMENT COMPANY ACT NO. 811-5438
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM N-4
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REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO. 1
and
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 221
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PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
(Exact Name of Registrant)
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
(Name of Depositor)
ONE CORPORATE DRIVE
SHELTON, CONNECTICUT 06484
(203) 926-1888
(Address and telephone number of Depositor's principal executive offices)
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J. MICHAEL LOW, ESQ
C/O KUTAK ROCK LLP
8601 NORTH SCOTTSDALE ROAD, SUITE 300
SCOTTSDALE, ARIZONA 85253-2738
(480) 429-4874
(Name, address and telephone number of agent for service)
COPIES TO:
RICHARD H. KIRK
VICE PRESIDENT
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
ONE CORPORATE DRIVE
SHELTON, CONNECTICUT 06484
(203) 925-3707
Approximate Date of Proposed Sale to the Public: As soon as practicable after effectiveness of the registration statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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TITLE OF SECURITIES BEING REGISTERED:
Units of interest in Separate Accounts under variable annuity contracts.

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PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
A Prudential Financial Company
One Corporate Drive, Shelton, CT 06484
PRUDENTIAL FLEXGUARD® INCOME
Single Premium Deferred Index-Linked and Variable Annuity (“B SERIES”)
PROSPECTUS: JUNE 15, 2021
This prospectus describes the B Series of a single premium deferred index-linked and variable annuity (“Annuity”) offered by Prudential Annuities Life Assurance Corporation (“PALAC”, “we”, “our”, or “us”). The Annuity provides for the potential accumulation of retirement savings through investment in certain Index Strategies and Variable Investment Subaccount during the Savings Stage and opportunity for lifetime income through a built-in living benefit rider during the Income Stage and Insured Income Stage, as well as annuitization options. The Annuity is intended for retirement or other long-term investment purposes.
This prospectus describes all material rights and obligations of Annuity purchasers under the Annuity contracts. This prospectus is being provided for informational or educational purposes only and does not take into account the investment objectives or financial situation of any client(s) or prospective client(s). The information is not intended as investment advice and is not a recommendation about managing or investing your retirement savings. Clients seeking information regarding their particular investment needs should contact a Financial Professional. The Annuity is offered as an individual annuity contract and has features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. The Annuity or certain of its Index Strategies, Variable Investment Subaccount and/or benefits and features may not be available in all states.
Financial Professionals may be compensated for the sale of the B Series. Selling broker-dealer firms may not make available or may not recommend the B Series of the Annuity and/or benefits described in this prospectus. Please speak to your Financial Professional for further details.
We hold the assets for each Index Strategy in a non-insulated, non-unitized separate account we have established to support our obligations with respect to the Index Strategies.
During the Savings Stage, the Index Strategies currently available are listed below. During the Income Stage, only the 1-year Point-to-Point with Cap Index Strategies are available.

Point-to-Point with Cap Index Strategy	Step Rate Plus Index Strategy	Tiered Participation Rate Index Strategy
1-year S&P 500®, 10% Buffer
1-year MSCI EAFE, 10% Buffer
1-year Invesco QQQ ETF, 10% Buffer
1-yr iShares® Russell 2000 ETF, 10% Buffer
1-year S&P 500®, 15% Buffer
1-year MSCI EAFE, 15% Buffer
1-year Invesco QQQ ETF, 15% Buffer
1-yr iShares® Russell 2000 ETF, 15% Buffer
1-year S&P 500®, 100% Buffer
3-year S&P 500®, 10% Buffer
3-year MSCI EAFE, 10% Buffer
3-yr iShares® Russell 2000 ETF, 10% Buffer
3-year S&P 500®, 20% Buffer
3-yr iShares® Russell 2000 ETF, 20% Buffer
3-year MSCI EAFE, 20% Buffer
6-year S&P 500®, 20% Buffer
6-year MSCI EAFE, 20% Buffer
6-yr iShares® Russell 2000 ETF, 20% Buffer
	1-year S&P 500®, 5% Buffer 1-year MSCI EAFE, 5% Buffer 1-year S&P® 500, 10% Buffer	6-year S&P 500®, 5% Buffer 6-year MSCI EAFE, 5% Buffer 6-yr iShares® Russell 2000 ETF, 5% Buffer 6-year S&P 500®, 10% Buffer 6-year MSCI EAFE, 10% Buffer
We hold the assets for the Variable Investment Subaccount in a corresponding Subaccount of Prudential Annuities Life Assurance Corporation Variable Account B. The Subaccount, in turn, invests in the PSF PGIM Government Money Market Portfolio – Class III.
RILABINCPROS

A selling broker-dealer firm may elect to make available only certain strategies, features or benefits to its clients. For example, a firm may choose to not make one of the index strategies, such as the Step Rate Plus or Tiered Participation Rate, available.  In addition, a firm may choose to not make available certain buffer levels, indices and index strategy terms that are described in the prospectus.  Only those strategies, features and benefits available through your firm will be part of your contract and will be described in your firm’s marketing materials.  You should ask your Financial Professional for details about the strategies and features available through their firm.  The prospectus describes all the strategies, features and benefits that Prudential makes available under the contract.  For additional information on all of the strategies, features or benefits available with FlexGuard Income please visit the following webpage: https://www.prudential.com/personal/annuities/products/flexguard-indexed-variable-annuity.
The guarantees provided by the Annuity contracts and payments PALAC makes under the Annuity contracts are the obligations of, and subject to the creditworthiness and claims paying ability of, PALAC. Certain terms are capitalized in this prospectus. Those terms are defined either in the Special Terms section or in the context of the particular section.
Index-linked and variable annuity contracts are complex insurance and investment vehicles. There is a risk of substantial loss of your principal. The risk of loss may be greater in the case of an early withdrawal due to any charges and adjustments applied to such withdrawals. These charges and adjustments may result in loss even when the value of an Index has increased. In addition, rates associated with the Index Strategies upon renewal may be higher or lower than initial rates and may differ from the rates used for new Annuity contracts or for other Annuity contracts issued at different times. Refer to the “Risk Factors” section of this prospectus for more information. Investors should speak with a Financial Professional about the Annuity’s features, benefits, risks and fees, and whether the Annuity is appropriate for the investor based upon his or her financial situation and objectives.
IMPORTANT INFORMATION
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the annual and semi-annual shareholder reports for Portfolios available under your Annuity will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from us electronically anytime at our website www.prudential.com. You may elect to receive all future shareholder reports in paper free of charge by calling 1-888-PRU-2888. Your election to receive reports in paper will apply to all Portfolios available under your contract.
PLEASE READ THIS PROSPECTUS
This prospectus sets forth information about the Annuity that you should know before investing. Please read this prospectus and keep it for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity, variable life insurance policy, fixed annuity or fixed life insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that the Annuity may be subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity’s Account Value and whether the Annuity’s liquidity features will satisfy that need. Please note that if you purchase the Annuity within a tax advantaged retirement plan, such as an IRA, SEP-IRA or Roth IRA, you will get no additional tax advantage through the Annuity itself. Because there is no additional tax advantage when an Annuity is purchased through one of these plans, the reasons for purchasing the Annuity inside a qualified plan are limited to the ability to allocate to the various Index Strategies and Variable Investment Subaccounts, and the opportunity to annuitize the contract, which might make the Annuity an appropriate investment for you. You should consult your tax and Financial Professional regarding such features and benefits prior to purchasing the Annuity for use with a tax-qualified plan.
For currently available Index Strategies, please refer to our website at www.prudential.com.
OTHER CONTRACTS
We offer a variety of annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from the Annuity offered by this prospectus. Not every annuity contract we issue is offered through every selling broker-dealer firm. Upon request, your Financial Professional can show you information regarding other PALAC annuity contracts that he or she sells. You can also contact us to find out more about the availability of any of the PALAC annuity contracts. You should work with your Financial Professional to decide whether the Annuity contract is appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance.
AVAILABLE INFORMATION
We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus – see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, which means it is legally part of this prospectus may also be obtained through the SEC’s Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see “How to Contact Us” later in this prospectus for our Service Office address.
In compliance with U.S. law, PALAC delivers this prospectus to current Owners that reside outside of the United States. However, we may not market or offer benefits, features or enhancements to prospective or current Owners while outside of the United States.
The Annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, and is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the PSF PGIM Government Money Market Subaccount.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
PRUDENTIAL, PRUDENTIAL FINANCIAL, AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR ® SYMBOLS.
FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT WWW.PRUDENTIAL.COM

Prospectus dated: June 15, 2021	Statement of Additional Information dated: June 15, 2021

SPECIAL TERMS
We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.
Account Value: The total value of any allocations in any Variable Subaccount(s) we make available and the Index Strategies using the Interim Value for each Index Strategy on any Valuation Day other than the Index Strategy Start Date and Index Strategy End Date. On an Index Strategy Start Date, the Index Strategy Base applicable to that Index Strategy would be used instead of the Interim Value. On an Index Strategy End Date, the Index Strategy Base plus the Index Credit less any withdrawals or Benefit charge applicable to that Index Strategy would be used instead of the Interim Value.
Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.
Allocation Option: A Variable Investment Subaccount, Index Strategy or other option we make available as of any given time to which Account Value may be allocated.
Annual Income Amount. The annual amount that can be withdrawn without being considered Excess Income under the attached living benefit during the Income Stage. The Annual Income Amount will vary from year to year and can be lower in one Annuity Year than in the prior Annuity Year even if no Excess Income is taken.
Annuitant/Joint Annuitant: The natural person upon whose life annuity payments made to the Owner are based.
Annuitization: The process by which you direct us to apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.
Annuity Date: The date on which we apply your Account Value to the applicable annuity option and begin the Payout Period. As discussed in the “Annuity Options” section, there is a date by which you must begin receiving annuity payments, which we call the “Maximum Annuity Date.”
Annuity Year: The twelve-month period beginning on the Issue Date and continuing through and including the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.
Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the “Annuity Payout Options” section of the Annuity.
Buffer: The amount of protected negative Index Return applied to the Account Value allocated to an Index Strategy at the end of an Index Strategy Term. Any negative Index Return in excess of the Buffer reduces the Account Value.
Cap Rate: The maximum rate that may be credited to the Point-to-Point with Cap Index Strategy for any given Index Strategy Term. A different Cap Rate may be declared for different Indices, Buffers, and different Index Strategy Terms. Cap Rates, upon renewal, may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Renewal Cap Rates may differ from the Cap Rates used for new Annuity contracts or for other Annuity contracts issued at different times.
Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.
Contingent Annuitant: The natural person named to become the Annuitant upon the death of Annuitant prior to the Annuity Date.
Contingent Deferred Sales Charge (“CDSC”): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a “contingent” charge because it is imposed only if you surrender or take a withdrawal from your Annuity.
Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claims forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.
Excess Income. All or any portion of an Income Withdrawal under the Benefit that causes cumulative withdrawals to exceed the Annual Income Amount, including any applicable Contingent Deferred Sales Charge, in an Annuity Year during the Income Stage. Each withdrawal of Excess Income proportionally reduces the Annual Income Amount for future years.
Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary by state. In addition, there is a different Free Look period that applies if your Annuity was sold to you as a replacement of a life insurance policy or another annuity contract. In your Annuity contract, your Free Look right is referred to as your “Right to Cancel.”
Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.
Holding Account: A Variable Investment Subaccount we make available and designate as such.
Income Deferral Rate: During the Savings Stage, the Income Deferral Rate is an annual percentage added to the Income Percentage each year until the Income Effective Date. The Income Deferral Rate is based on the age of the Protected Life or the younger of the Joint Protected Lives on the Index Effective Date and does not change for the life of the Contract.
Income Effective Date: The date you elect to start the Income Stage under the Benefit. The Income Effective Date must be on an Index Anniversary Date.
Income Percentage: The rate applied under the Benefit to determine your initial Annual Income Amount. The Income Percentage is based on the age of the Protected Life, or the younger of the Joint Protected Lives on the Index Effective Date. Prior to the Income Effective Date, the Income Percentage includes any applicable Income Deferral Rate credits. If the Joint Protected Life has been added, changed, or removed before the Income Effective Date, the Annual Income Amount will be based on the applicable Income Percentage and Income Deferral Rate based on the younger of the Protected Life or Joint Protected Lives as of the Index Effective Date.
Income Withdrawals: During the Income Stage, the amounts allowed to be withdrawn under the Benefit without being considered Excess Income.
Index (Indices): The underlying Index or exchange traded fund associated with an Index Strategy and used to determine the Index Return in determining the Index Credit. You do not directly participate in an Index.
Index Anniversary Date: The same day, each calendar year, as the Index Effective Date. You may allocate available Account Value to a new Index Strategy(ies) or to the Variable Subaccount or other options we make available on this date. You may allocate available Account Value to the same Index Strategy(ies) on this date once the Index Strategy(ies) has reached the Index Strategy End Date, as long as the same Index Strategy(ies) is still available.
Index Credit: The percent of Index Return used to calculate the amount you receive on an Index Strategy End Date. The Index Credit can be negative, meaning you can lose principal and prior earnings. This may be expressed as an amount or percentage.
Index Effective Date: The first day of the first Index Strategy allocation. The Index Effective Date will be the same as the Issue Date of your Annuity.
Index Linked Variable Income Benefit: A living benefit rider that is automatically included with the contract at issue and becomes effective on the Index Effective Date. This may also be referred to in the prospectus as the “Benefit.”
Index Linked Variable Income Benefit Supplement: The supplement that must accompany this prospectus which contains the Benefit Terms applicable to your Annuity. The Benefit Terms identified on the Index Linked Variable Income Benefit Supplement include the Income Percentages, the Income Deferral Rates, the Waiting Period, and the Benefit charge. We cannot change these Benefit Terms for your Annuity once they are established. We publish any changes to the Index Linked Variable Income Benefit Supplement at least seven calendar days before they take effect on our website at www.prudential.com. The Index Linked Variable Income Benefit Supplement is also filed on EDGAR at www.sec.gov under Form S-3 File Number 333-252774.
Index Return: The percentage change in the Index Value from the Index Strategy Start Date to the Index Strategy End Date, which is used to determine the Index Credit for an Index Strategy. An Index Return is calculated by taking the Index Value on the Index Strategy End Date, minus the Index Value on the Index Strategy Start Date, and then dividing the result by the Index Value on the Index Strategy Start Date.
Index Strategy(ies): Any index linked Allocation Option we make available in the Annuity for crediting interest based on the underlying Index associated with the Index Strategy, Buffer, and Index Strategy Term. We may offer other Index Strategies from time to time, subject to our rules.
Index Strategy Base: The amount of Account Value allocated to an Index Strategy on an Index Strategy Start Date. The Index Strategy Base is used in the calculation of any Index Credit and in the calculation of the Interim Value. The Index Strategy Base is reduced for any Benefit charges, transfers or withdrawals that occur between an Index Strategy Start Date and Index Strategy End Date in the same proportion that the total withdrawal, transfer amount or Benefit charge reduced the Interim Value.
Index Strategy End Date: The last day of an Index Strategy Term. This is the day any applicable Index Credit would be credited to the Index Strategy.
Index Strategy Start Date: The first day of an Index Strategy Term.
Index Strategy Term: The time period allocated to each Index Strategy. The term begins on the Index Strategy Start Date and ends on the Index Strategy End Date.
Index Value: The value of the Index that is published by the Index provider at the close of each day that the Index is calculated. If an Index Value is not published for a particular Valuation Day, the closing Index Value of the next published Valuation Day will be used.
Interim Value: The value of an Index Strategy on any Valuation Day during an Index Strategy Term other than the Index Strategy Start Date and Index Strategy End Date. It is a calculated value (as described in the Interim Value section) and is used when a withdrawal, death benefit payment, transfer, annuitization, Benefit charge, or surrender occurs between an Index Strategy Start Date and Index Strategy End Date. During an Index Strategy Term, the Interim Value is included in the Account Value and Surrender Value.
Issue Date: The effective date of your Annuity. We will establish your Issue Date when we receive your complete Purchase Payment and all information that we require for the purchase of a Contract in Good Order.
Maximum Annuity Date: The Maximum Annuity Date is equal to the first day of the calendar month following the oldest of the Owner(s)’ and Annuitant(s)’ 95th birthday. You may not reallocate to an Index Strategy where the Index Strategy End Date is after your Maximum Annuity Date.
Owner: The Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.
Payout Period: The period starting on the Annuity Date and during which annuity payments are made.
Participation Rate: The percentage of any Index increase that will be used in calculating the Index Credit at the end of an Index Strategy Term for applicable Index Strategies. A different Participation Rate may be declared for different Index Strategies, Indices and Buffers. Participation Rates, upon renewal, may be higher or lower than the initial Participation Rate but will never be less than the Guaranteed Minimum Participation Rate. Renewal Participation Rates may differ from the Participation Rates used for new Annuity contracts or for other Annuity contracts issued at different times.
Portfolio: An underlying mutual fund, or series thereof, in which a Subaccount of the Separate Account invests. A Portfolio also may be referred to in this prospectus as an Underlying Portfolio.
Purchase Payment: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.
Separate Accounts: Refers to PALAC Separate Account B and the Index Strategies Separate Account, which hold assets associated with the Annuity issued by PALAC. PALAC Separate Account B assets held in support of the Variable Investment Subaccounts are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct, while the assets in the Index Strategies Separate Account are not insulated from the creditors of PALAC.
Service Office: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time and will notify you in advance of any such change of address. Please see “How to Contact Us” later in this prospectus for the Service Office address.
Step Rate: The Step Rate is the declared rate that may be credited to amounts allocated to the applicable Index Strategies for any given Index Strategy Term if the Index Return is between zero (including zero) and the declared Step Rate. A different Step Rate may be declared for different Indices and Buffers. Step Rates, upon renewal, may be higher or lower than the initial Step Rate but will never be less than the Guaranteed Minimum Step Rate. Renewal Step Rates may differ from the Step Rates used for new Annuity contracts or for other Annuity contracts issued at different times.
Surrender Value: The Account Value less any applicable Contingent Deferred Sales Charge, any applicable Tax Charges, and any other applicable charges assessable as a deduction from the Account Value.
Tier Level: The declared Index Return that is used to determine which Participation Rate tier applies in the calculation of Index Credit in the Tiered Participation Rate Index Strategy. Tier Levels, upon renewal, may be higher or lower than the initial Tier Level but will never be more than the Guaranteed Maximum Tier Level. Renewal Tier Levels may differ from the Tier Levels used for new Annuity contracts or for other Annuity contracts issued at different times.
Unit: A share of participation in a Variable Investment Subaccount used to calculate your Account Value prior to the Annuity Date.
Unit Price: The value of each Unit of a Variable Investment Subaccount on a Valuation Day.
Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued, and an Index Strategy Index Value is published, not including any day: (1) trading on the NYSE is restricted; (2) an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or (3) the SEC, by order, permits the suspension or postponement for the protection of security holders.
Variable Investment Subaccount: A division of the PALAC Separate Account B. A Variable Investment Subaccount also may be referred to in this prospectus and the Annuity as a Variable Subaccount or Subaccount.
Waiting Period: The number of years a client is required to remain in the Savings Stage prior to establishing the Income Effective Date.

SUMMARY
This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Although this prospectus describes key features of the Annuity contract, the prospectus is a distinct document, and is not part of the Contract. Your Financial Professional can also help you if you have questions.
The Annuity: The Prudential FlexGuard Income index-linked and variable annuity Contract issued by PALAC is a contract between you, the Owner, and Prudential Annuities Life Assurance Corporation, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement.
The Index Linked Variable Income Benefit (the “Benefit”) attached to this Annuity has three distinct stages, the Savings Stage, Income Stage and Insured Income Stage. During the Savings Stage the Annuity provides a Variable Subaccount and Index Strategies as opportunities for growth or loss, with levels of downside protection available when allocating to the Index Strategies. During the Income Stage it provides lifetime income with potential for increases in income and some downside protection.
The Savings Stage is the period of time before the Income Effective Date. During the Savings Stage, you may allocate your Account Value among any of the Index Strategies and Variable Subaccounts we make available. You must remain in the Savings Stage for at least as long as the Waiting Period. During the Savings Stage, the Income Percentage includes the initial Income Percentage and any Income Deferral Rate which is added to the Income Percentage each year until the Income Effective Date.
The Income Stage is the time period beginning on the Income Effective Date and ending on the Valuation Day the Insured Income Stage begins. You may only establish your Income Effective Date on an Index Anniversary following the Waiting Period. Upon establishing an Income Effective Date, you must elect to take your Annual Income Amount based on the Protected Life or the Joint Protected Lives in effect when we receive your request to do so in Good Order. There are limited Index Strategies and no Variable sub-Accounts available during the Income Stage.
Once your Account Value is reduced to $0 as a result of Income Withdrawals in any Annuity Year that are less than or equal to the Annual Income Amount, we subsequently make Insured Income Stage payments until the death of the Protected Life or until both Joint Protected Lives have died, as applicable. In the Annuity Year in which your Account Value is reduced to $0, the only Insured Income Stage payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Insured Income Stage payment equals the Annual Income Amount in effect as of the date the Account Value was reduced to $0.
Index Strategies. The Index Strategies provide an Index Credit based on the Index Return of the underlying Index associated with the Index Strategy. The Index Strategies provide a level of protection against negative Index Returns through a Buffer; however, negative Index Returns in excess of the Buffer will result in a loss of principal and any prior earnings, which could also result in a significant amount of loss. Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account and are subject to the claims of the creditors of PALAC and the benefits provided are subject to the claims paying ability of PALAC.
Variable Investment Subaccount. The Variable Subaccounts we make available invest in Portfolios whose share price generally fluctuates each day. The Variable Subaccounts do not provide any level of protection against negative returns. You are at risk of losing principal and any earnings if you allocate funds to the Portfolios. The assets that are held in support of the Variable Subaccounts are kept separate from all our other assets and may not be chargeable with liabilities arising out of any other business we may conduct. Variable Subaccounts are not available at issue.
    Benefit. The Benefit provides lifetime income payments initially based on a percentage of your Account Value and is built-in to your Annuity. Income Withdrawals can begin once the Waiting Period expires. Once Income Withdrawals begin your Index Strategies are limited to the 1-year Point-to-Point with Cap Index Strategies. If you no longer want or need the Benefit, you can cancel it from your Annuity on or after the Waiting Period. If you cancel the Benefit, we stop assessing the Benefit charge and you will not be allowed to re-elect the Benefit.
With the help of your Financial Professional, you choose how to allocate your money within your Annuity (subject to certain restrictions; see “Index Strategies” and “Variable Investment Subaccounts”). Investing in Index Strategies and the Variable Investment Subaccount involves risk and you can lose your money. On the other hand, investing in the Annuity can provide you with the opportunity to grow your money through participation in Index Strategies and the Variable Investment Subaccount.
GENERALLY SPEAKING, INDEX-LINKED AND VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER AN INDEXED-LINKED AND VARIABLE ANNUITY IS APPROPRIATE FOR YOU GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.
You and your Financial Professional may want to discuss and consider the following factors when deciding whether the Annuity is appropriate for your individual needs: your age; the amount of your Purchase Payment; how long you intend to hold the Annuity (also referred to as “investment time horizon”); your need for lifetime income; your desire to make withdrawals from the Annuity and the timing of those withdrawals; your investment objectives; and your desire to minimize costs and/or maximize returns associated with the Annuity.
Risks: Index-linked and variable annuity contracts are complex insurance and investment vehicles. There is a risk of substantial loss of your principal. The risk of loss can be greater in the case of an early withdrawal due to any surrender charges and the Interim Value associated with such withdrawals. Rates associated with the Index Strategies upon renewal may be higher or lower than initial rates and may differ from the rates used for new Annuity contracts or for other Annuity contracts issued at different times. There are also risks associated with the Benefit. Please see “Risk Factors” for additional information.
Purchase: In order to purchase an Annuity, you must be no younger than age 45 and no older than age 80. Also, we require a minimum Purchase Payment of $25,000. See your Financial Professional to complete an application.
The minimum age for Purchase applies to the youngest Owner as of the day we would issue the Annuity. The maximum age for Purchase applies to the oldest Owner as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the minimum age applies to the youngest Annuitant and the maximum age applies to the oldest Annuitant as of the day we would issue the Annuity.
After you purchase your Annuity, you will have a limited period of time during which you may cancel (or “Free Look”) the purchase of your Annuity. Your request for a Free Look must be received in Good Order within the applicable time period.
Index Strategies: The Annuity offers multiple Index Strategies which provide an Index Credit based on the Index Return of the Index associated with the Index Strategy. The Index Credit is the amount credited on an Index Strategy End Date based on the Index Return and the type of Index Strategy. The Index Credit may be positive or negative, which means you can lose principal and prior earnings. You may allocate all or a portion of your Purchase Payment into one or more Index Strategies. We currently offer the following Index Strategies: Point-to-Point with Cap, Tiered Participation Rate and Step Rate Plus.
The Point-to-Point with Cap Index Strategy provides an Index Credit equal to the Index Return up to a Cap.
1.If the Index Return is positive and equal to or greater than the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is positive, but less than the Cap Rate, the Index Credit is equal to the Index Return.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers the greatest level of protection with the most options for term lengths, but limited upside potential.
The Tiered Participation Rate Index Strategy provides an Index Credit equal to the Index Return multiplied by one or two Participation Rates.
1.If the Index Return is between zero and the declared Tier Level, then the Index Credit is equal to the Index Return multiplied by the Participation Rate for the 1st tier. If the Index Return is greater than or equal to the declared Tier Level, the Index Credit is the sum of the Tier Level multiplied by the Participation Rate for the 1st tier and the remaining Index Return multiplied by the Participation Rate for the 2nd tier.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers an upside potential with no maximum or limitations, but only available in longer term lengths.
The Step Rate Plus Index Strategy provides an Index Credit equal to the greater of the Index Return multiplied by a Participation Rate or the Step Rate.
1.If the Index Return is between zero (including zero) and the declared Step Rate, then the Index Credit is equal to the Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers an upside potential with no maximum or limitations, but only available in shorter term lengths.
Not all Index Strategies will be available with all Indices, in all available Index Strategy Terms, and in all available Buffers. As a result of economic market conditions, or utilization of the Index Strategies, we reserve the right to add and remove Index Strategies at any time. For currently available Index Strategies, please refer to our website at www.prudential.com. New rates will be set for Index Strategy Terms upon Index Anniversary Dates. These rates may be different than rates previously applied to your Annuity and from the current rates that we are offering for newly issued contracts. New Buffers may be offered as new Index Strategy Options. We currently offer one-year, three-year and six-year Index Strategy Terms. We currently offer Index Strategies based on the S&P 500 Index, the MSCI EAFE Index, Invesco QQQ ETF and iShares Russell 2000 ETF. The Annuity offers Index Strategies with 5%, 10%, 15%, 20%, and 100% Buffers. The Buffer is the amount of protected negative return. Any loss beyond the Buffer level reduces the Account Value allocated to the Index Strategy. Please see “Index Strategies” for more information.
During the Income Stage of the Benefit, only the 1-year Point-to-Point with Cap Index Strategies are available.
Indices: We reserve the right to add and remove an Index at any time. If an Index is discontinued or changed in a manner that results in a material change in the formula or method of calculating the Index, we reserve the right to substitute it with an alternative Index and will notify you of any such substitution. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. A substitution of an Index between the Index Strategy Start Date and Index Strategy End Date may impact the calculation of your Index Credit on the Index Strategy End Date. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.
Variable Investment Subaccount: You may allocate to the Variable Investment Subaccounts we make available. Currently, we make available the PSF PGIM Government Money Market Portfolio – Class III (the “Portfolio”). The Portfolio is only available after the Issue Date and before the Income Effective Date. The Portfolio is described in its own summary prospectus, which you should read before selecting the Portfolio. You can obtain the summary prospectuses and prospectuses for the Portfolio by calling 1-888-PRU-2888 or at www.prudential.com. There is no assurance that the Portfolio will meet its investment objective. Please see “Variable Investment Subaccounts” for more information.
Index Linked Variable Income Benefit: The built-in Benefit associated with the Annuity is a variable income benefit, which may allow you to receive your annual withdrawal amount over one lifetime (“Protected Life”), or over the Owner/Annuitant and their spouse’s lifetime (“Joint Protected Lives”).
You must remain in the Savings Stage for a minimum time period known as the Waiting Period. The Waiting Period is disclosed in the current Index Linked Variable Income Benefit Supplement.
Only upon an Index Anniversary Date following the Waiting Period can you elect to begin your Income Stage, thus establishing the Income Effective Date. The election form to start Income will be part of your Reallocation Notice and follows the timing rules of the annual Reallocation Notice as described in the “Index Strategies” section below.
Election to begin the Income Stage must occur on an Index Anniversary Date following the Waiting Period regardless of when in that year you will take your first Income Withdrawal. The election to start Income is irrevocable. On this date, you must designate single Protected Life or Joint Protected Lives. The designation of single or joint is irrevocable.
The initial Annual Income Amount (AIA) is calculated on the Income Effective Date, regardless of when the first Income Withdrawal occurs. If there is one Protected Life at the time the Income Stage begins, the AIA will be determined by applying the Single Protected Life Income Percentage (including Income Deferral) on the Annuity to the Account Value. If there are Joint Protected Lives, the AIA will be determined by applying the Joint Protected Lives Income Percentage (including Income Deferral) based on the youngest Protected Life on the Annuity to the Account Value. This is the only time your Account Value will be directly used to calculate the AIA.
Every Index Anniversary Date thereafter will result in a recalculation of the AIA based on the Index Credit applied to the Index Strategies, gross of fees, to which you are allocated. The change can be positive or negative and is described below in the “Index Linked Variable Income Benefit” section. If the Account Value is reduced to $0 (unless as a result of Excess Income), we will continue to pay the last calculated AIA as a guaranteed payment.
Interim Value: If you take a withdrawal (including partial withdrawals, systematic withdrawals, full surrenders, Income Withdrawals and Excess Income), transfer out of, annuitize, we process a Benefit charge, or we pay a death claim between an Index Strategy Start Date and Index Strategy End Date, we will use an Interim Value to determine the fair market value of each Index Strategy at the time of the transaction. The Interim Value is also used to determine how much the Index Strategy Base will be reduced after a transfer, withdrawal, or Benefit charge. If you withdraw, transfer a portion out of, or we process a Benefit charge from Account Value allocated to an Index Strategy, the withdrawal, transfer, or Benefit charge will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal, transfer or Benefit charge. Reductions to your Index Strategy Base will negatively impact your Interim Value for the remainder of the Index Strategy Term and will result in a lower Index Credit on the Index Strategy End Date. Once your Index Strategy Base is reduced due to a withdrawal, transfer or Benefit charge during any Index Strategy Term, it will not increase for the remainder of the Index Strategy Term.
The Interim Value is designed to represent the fair value of the Index Strategy on each Valuation Day, taking into account the potential gain or loss of the applicable Index at the end of the Index Strategy Term. The Interim Value reflects the change in fair value due to economic factors of the investment instruments (including derivatives) supporting the Index Strategies. The Interim Value may result in a loss even if the Index Value at the time the Interim Value is calculated is higher than the Index Value on the Index Strategy Start Date. See “Interim Value” and “Access to Account Value” for more information.
Access To Your Money: You can receive access to your money by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax and may be subject to a Contingent Deferred Sales Charge. Withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information. In addition, any time a partial withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value. Please see “Access to Account Value” for more information. You may withdraw up to 10% of your Purchase Payments each year as further defined in Section “Free Withdrawal Amounts” without being subject to a Contingent Deferred Sales Charge.
You may elect to receive income through fixed annuity payments over your lifetime, also called “Annuitization”. If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means in most cases you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs. Please see “Annuity Options” for more information.
You may transfer Account Value between Variable Investment Subaccounts or from Index Strategies to Variable Investment Subaccounts at any time during the Savings Stage of the Benefit. On each Index Anniversary Date, you may reallocate Account Value allocated to Variable Investment

Subaccounts and any Index Strategy(ies) that has reached an Index Strategy End Date into any available Index Strategy. There is no charge for such transfers. Please see “Managing Your Account Value” for more information. You must provide instructions for reallocation by the Index Anniversary Date. Failure to provide timely instructions may result in amounts being transferred into the Holding Account, which is allocated to the PSF PGIM Government Money Market Portfolio and could remain in that Account for up to a year until your next Index Anniversary Date.
Death Benefits: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Death Benefit is the Return of Purchase Payments Death Benefit. Please see “Death Benefits” for more information.
Fees and Charges: The Annuity is subject to certain fees and charges, as discussed in the “Summary of Contract Fees and Charges” table in this prospectus. In addition, there are fees and expenses of the Portfolio. While no fees or charges are deducted from the amounts held in the Index Strategies except for the charge for the Benefit, the available Cap Rates, Participation Rates, Tier Levels, and Step Rates reflect the expenses related to the Index Strategies.
What does it mean that my Annuity is “tax deferred”? The Annuity is “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among the Index Strategies and the Variable Investment Subaccounts without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% additional tax.
Please note that if you purchase the Annuity within a tax advantaged retirement plan, such as an IRA, SEP-IRA, Roth IRA, you will get no additional tax advantage through the Annuity itself. Because there is no additional tax advantage when an index-linked and variable annuity is purchased through one of these plans, the reasons for purchasing the Annuity inside a tax-qualified plan are limited to the ability to allocate to the various Index Strategies and Variable Investment Subaccounts, and the opportunity to annuitize the contract, which might make the Annuity an appropriate investment for you. You should consult your tax advisor and Financial Professional regarding such features and benefits prior to purchasing the Annuity for use with a tax-qualified plan.
Other Information: Please see “Information About the Insurance Company and Separate Accounts” and “Additional Information” for more information about the Annuity, including legal information about PALAC, PALAC Variable Annuity Account and the Index Strategies Separate Account.

RISK FACTORS
Risk of Loss – Index Strategies
You take the investment risk for amounts allocated to one or more Index Strategies since the Index Credit is based upon the performance of the associated Index. You bear the risk of the negative Index Return in excess of the Buffer you choose except for any 100% Buffer Index Strategy where there is no risk of loss to you, should you stay allocated to the end of the Index Strategy Term. In the case of a multi-year Index Strategy Term, losses are measured over the entire Index Strategy Term from the Index Strategy Start Date to the Index Strategy End Date and may exceed the Buffer levels associated with the Index Strategy.
Risks of Investing in a Variable Investment Subaccount
You take all the investment risk for amounts allocated to one or more of the Variable Investment Subaccounts, which invest in Portfolios. If the Variable Investment Subaccounts you select increase in value, then your Account Value goes up; if they decrease in value, your Account Value goes down. How much your Account Value goes up or down depends on the performance of the Portfolios in which your Variable Investment Subaccounts invest.
Risks Associated with the Indices
Because the S&P 500 ® Index, MSCI EAFE Index, Invesco QQQ ETF and iShares Russell 2000 ETF are each comprised of a collection of equity securities, in each case the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. Market fluctuations can result from disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID -19), utility failures, terrorist acts, political and social developments, and military and governmental actions. In addition, the value of equity securities may increase or decline for reasons directly related to the issuers of the securities. Equity markets are subject to the risk that the value of the securities may fall due to general market and economic conditions. Market volatility may exist with these indices, which means that the value of the indices can change dramatically over a short period of time in either direction. When you allocate to an Index Strategy that is linked to the performance of one of the Indices, you are not investing in the Index.
With respect to the MSCI EAFE Index, international investing involves special risks not found in domestic investing, including political and social differences and currency fluctuations due to economic decisions. Emerging markets can be riskier than investing in well established foreign markets. The risks associated with investing on a worldwide basis include differences in the regulation of financial data and reporting, currency exchange differences, as well as economic and political systems differences.
When you allocate to an Index Strategy that is linked to the performance of an ETF you are not investing in the ETF. Index-based ETFs seek to track the investment results of a specific market index. Due to a variety of factors, including the fees and expenses associated with an ETF, an ETF’s performance may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. This potential divergence between the ETF and the specific market index is known as tracking error. Although we believe that we will be viewed as the owner of the Index Strategy for tax purposes, there is no legal guidance to indicate how the IRS might view access to an ETF linked Index Strategy coupled with frequent transfers among investment options.
Effect of Interim Value
To determine the Interim Value, we apply a formula which does not reflect the actual performance of the applicable Index, but rather a determination of the value of hypothetical underlying investments at the time of the Interim Value calculation. This amount could be more or less than if you had held the Index Strategy for the full Index Strategy Term. It also means that you could have a negative performance, even if the value of the Index has increased at the time of the calculation. All withdrawals from an Index Strategy, including death benefit payments, transfers, Income Withdrawals, Excess Income, annuitization, Benefit charges and surrenders paid before the Index Strategy End Date will be based on the Interim Value. Withdrawals, partial transfers, and Benefit charges before an Index Strategy End Date could have adverse impacts even if the value of the Index has increased at the time of the calculation because an early withdrawal will not allow you to participate in the Index Return for the Index Strategy Term with your entire Index Strategy Base. If you withdraw, transfer a portion out of, or we process a Benefit charge from Account Value allocated to an Index Strategy, the withdrawal, transfer, or Benefit charge will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction may be larger than the dollar amount of your withdrawal, transfer, or Benefit charge even if the value of the Index has increased. See “Impact of Withdrawals” below for additional information.
Impact of Withdrawals
If you withdraw Account Value allocated to an Index Strategy, the withdrawal will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal. Reductions to your Index Strategy Base will negatively impact your Interim Value for the remainder of the Index Strategy Term and will result in a lower Index Credit on the Index Strategy End Date. Once your Index Strategy Base is reduced due to a withdrawal during any Index Strategy Term, it will not increase for the remainder of the Index Strategy Term.
Availability of Index Strategies will vary over time
Before allocating to an Index Strategy, you should determine the Index Strategies, Buffers, Cap Rates, Participation Rates and Step Rates available to you. We reserve the right to change rates and Buffers at any time. There is no guarantee that an Index Strategy will be available in the future. You should make sure the Index Strategies you select are appropriate for your investment goals. A change in Cap Rates may limit the Index Credit you receive. A change in Buffers may impact the amount of negative Index Credit applied to your Account Value. During the Income Stage, we will limit the Index Strategy allocation options available.
Reallocation of Index Strategies
At the end of an Index Strategy Term for an Index Strategy, the amount allocated to that Index Strategy will be reallocated based upon your instructions we received in Good Order, or if none has been received in Good Order, automatically renew into the same Index Strategy unless the Index Strategy End Date would be after the Maximum Annuity Date. During the Saving Stage, if the same Index Strategy is no longer available, the amount will be transferred into the Holding Account, and the amount may be transferred among the Variable Investment Subaccounts at any time or into another Index Strategy on the next Index Anniversary Date. During the Income Stage, if the current Index Strategy is no longer available and we have no additional instructions, we will automatically transfer these amounts into the Index Strategy with, in order of priority, the shortest Term, the highest Buffer, and the lowest Cap Rate. You must provide instructions for reallocation by the Index Anniversary Date. Cap Rates, Participation Rates, Step Rates and Tier Levels (together, “Rates), upon renewal, may be higher or lower than the initial Rates but will never be less than the Guaranteed Minimum Rates. Renewal Rates may differ from the Rates used for new Annuity contracts or for other Annuity contracts issued at different times. We will determine new Rates on a basis that does not discriminate unfairly within any class of contracts.
Limitation on Index Strategy Returns - Cap Rate
If you elect an Index Strategy with a Cap Rate, the Index Credit is limited by any applicable Cap Rate, which means that your Index Credit could be lower than if you had invested directly in a fund based on the applicable Index. The Cap Rate exists for the full term of the Index Strategy. Cap Rates, upon renewal, may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Renewal Cap Rates may differ from the Cap Rates used for new Annuity contracts or for other Annuity contracts issued at different times.
Substitution of an Index
We have the right to substitute a comparable index prior to the Index Strategy End Date if any Index is discontinued or if the calculation of an Index is substantially changed (such as a material change in the formula or method of calculating the Index). We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index and would notify you of any such substitutions. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. The performance of the new Index may not be as good as the one that it substituted and as a result your Index Return may have been better if there had been no substitution. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.
Issuing Company
No company other than PALAC has any legal responsibility to pay amounts that PALAC owes under the Annuity. You should look to the financial strength of PALAC for its claims-paying ability. Amounts allocated to the Index Strategies are held in a non-registered, non-insulated separate account. These assets are subject to the claims of the creditors of PALAC and the benefits provided under the Index Strategies are subject to the claims paying ability of PALAC.
The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.
Benefit Risks
The Benefit is automatically included in your Contract for an additional charge, but you cannot remove it until the Waiting Period has elapsed. If you remove the Benefit before Income Withdrawals begin, you will have paid for the Benefit without receiving any of its advantages. Additionally, if you remove the Benefit, you cannot re-elect it at any point in the future.
Income Withdrawals and the Benefit may also end prematurely if you take Excess Income or you annuitize your Contract.
On the Income Effective Date, we base your initial income payment under the Benefit on the Income Percentage you receive at issue increased by the Income Deferral Credit and your Account Value. Decreases in Account Value due to negative Index performance, deductions for Insurance charges and expenses, withdrawals and Benefit charges prior to the Income Effective Date will decrease the initial income payment amount available to you.
After the Income Effective Date, your Annual Income Amount can increase or decrease based on the Index Credits associated with your chosen Index Strategies.
We base Income Withdrawals on the lifetime of a Protected Life or Joint Protected Lives designated at issue. If you change Owners or Beneficiary(s), we may terminate the Benefit prematurely.
Risk of Change to the Index Linked Variable Income Benefit Supplement Prior to the Issue Date

The Benefit Terms (Income Percentages, Income Deferral Rates, Waiting Period, and Benefit charge) for your Annuity are stated in the Index Linked Variable Income Benefit Supplement that is in effect on the date you sign your application. We send you a copy of the Index Linked Variable Income Benefit Supplement when we issue the Annuity. We cannot change these Benefit Terms for your Annuity once they are established. We publish any changes to the Benefit Terms in an amended Index Linked Variable Income Benefit Supplement at least [seven] calendar days before they take effect on our website at www.prudential.com. The amended Index Linked Variable Income Benefit Supplement is also filed on EDGAR as www.sec.gov under Form S-3 File Number 333-252774. You can contact us to receive the Index Linked Variable Income Benefit Supplement applicable to your Annuity by calling our Service Center at the toll-free telephone number provided in this prospectus.

SUMMARY OF FEES AND EXPENSES
The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Annuity. The first table describes the fees and expenses that you may pay at the time you surrender the Annuity or make a partial withdrawal. State premium taxes may also be deducted. Important additional information about these fees and expenses is contained in “Fees, Charges and Deductions” later in this prospectus.

ANNUITY OWNER TRANSACTION EXPENSES – CONTINGENT DEFERRED SALES CHARGES
Annuity Year	Percentage Applied Against Account Value being Withdrawn
B SERIES
Annuity Year 1	7.0%
Annuity Year 2	7.0%
Annuity Year 3	6.0%
Annuity Year 4	5.0%
Annuity Year 5	4.0%
Annuity Year 6	3.0%
Annuity Year 7 or later	0.0%
    The years referenced in the CDSC table above refer to the years since Contract Issue Date. CDSCs are applied against the amount of Account Value being withdrawn.
Tax Charge: 0% - 3.5%
The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of the Purchase Payment, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. These taxes apply only in certain states.
The following table describes the periodic fees and charges you will pay when you allocate to a Variable Investment Subaccount, not including the underlying Portfolio fees and expenses.

ANNUALIZED INSURANCE FEES/CHARGES (as a percentage of the net assets of the Variable Subaccounts)
B SERIES
Mortality & Expense Risk Charges
Level 1: Purchase Payment Less than $1,000,000	1.15%
Level 2: Purchase Payment $1,000,000 and more	1.05%
Administration Charge	0.15%
Total Annualized Insurance Fees and Charges[1]	1.30%
1 The Insurance Charge is a combination of the Mortality & Expense Risk Charge and the Administration Charge. The Total Annualized Fees and Charges shown above is based on the Mortality & Expense Risk Charge for Level 1.
Charge for the Index Linked Variable Income Benefit
The charge for the Benefit is an annual charge based on your Account Value on the Index Anniversary Date after all Index Credits have been applied but before any withdrawals that occur on that date. For more information about the Benefit charge see the “Fees, Charges and Deductions” section below. The Benefit charge rate is disclosed in the current Index Linked Variable Income Benefit Supplement.

TOTAL ANNUAL UNDERLYING PORTFOLIO OPERATING EXPENSES

The next item shows the total annual operating expenses charged by the Portfolio for the year ended December 31, 2020 and do not necessarily reflect the fees you may incur. There is only one Portfolio offered in the Annuity. The “Total Annual Portfolio Operating Expenses” reflect the combination of the Portfolio’s investment management fee, other expenses, and 12b-1 fees. Each figure is stated as a percentage of the Portfolio’s average daily net assets. See the prospectus or statement of additional information of the Portfolio for further details. The current prospectus and statement of additional information for the Portfolio can be obtained by calling 1-888-PRU-2888, or at www.prudential.com.

Total Annual Underlying Portfolio Operating Expenses	0.59%*

*This expense does not include the impact of any applicable contractual waivers or fee reimbursements.

UNDERLYING PORTFOLIO ANNUAL EXPENSES
(as a percentage of the average daily net assets of the underlying Portfolios)
For the year ended December 31, 2020
FUNDS	Management Fees	Other Expenses	Distribution (12b-1) Fees	Dividend Expense on Short Sales	Broker Fees and Expenses on Short Sales	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Operating Expenses	Contractual Fee Waiver or Expense Reimbursement	Net Annual Fund Operating Expenses
PSF PGIM Government Money Market Portfolio – Class III	0.30%	0.04%	0.25%	0.00%	0.00%	0.00%	0.59%	0.00%	0.59%

EXPENSE EXAMPLES
These examples are intended to help you compare the cost of investing in this Annuity with the cost of investing in other variable annuity contracts. Below are examples showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges as described in the “Summary of Fees and Expenses” section.
•    Total Annualized Insurance Fees and Charges of 1.30%
•    Contingent Deferred Sales Charge (if applicable)
•    Total Annual Underlying Portfolio Operating Expenses of 0.59%
•    Index Linked Variable Income Benefit charge of 1.45%
The examples also assume the following for the periods shown:
•    No Account Value was allocated to the Index Strategies
•    You are in the Savings Stage of the Annuity during the stated time periods
•    You make no withdrawals of your Account Value.
•    No tax charge applies.

	Assuming Maximum Applicable Fees and Expenses
	1 Year	3 Years	5 Years	10 Years
If you surrender your annuity at the end of the applicable time period:	$1,053	$1,672	$2,198	$3,672
If you annuitize your annuity at the end of the applicable time period:	$343	$1,044	$1,766	$3,672
If you do not surrender your annuity at the end of the applicable time period:	$343	$1,044	$1,766	$3,672

THE EXAMPLES ARE FOR ILLUSTRATIVE PURPOSES ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

CONDENSED FINANCIAL INFORMATION
Because the Annuity is new, we have no condensed Variable Subaccount financial information to report. In the future, we will provide a table that shows selected information concerning Units for each Subaccount. A Unit is the share of participation that we use to calculate the value of your interest in a Subaccount.

INDEX STRATEGIES
The Annuity offers multiple Index Strategies which provide an Index Credit based on the Index Return of the underlying Index associated with the Index Strategy. The Index Credit is the amount you receive on an Index Strategy End Date based on the Index Return and the type of Index Strategy. The Index Credit may be positive or negative, which means you can lose principal and prior earnings. You must allocate all of your Purchase Payment into one or more Index Strategies. The Index Strategies are not invested in any underlying Index. We do not guarantee the Index Credits for the Index Strategies. There is a risk of loss of your investment because the Index Strategy will be credited the negative Index Return in excess of the level of protection you selected through the Buffers.
We currently offer the following Index Strategies: Point-to-Point with Cap, Tiered Participation Rate and Step Rate Plus. These Index Strategies are explained below. Not all Index Strategies will be available with all Indices, Buffers, and in all available Index Strategy Terms. As a result of economic market conditions, or utilization of the Index Strategies, we reserve the right to add and remove Index Strategies at any time. Additions or removals would be effective with any newly issued contracts or upon reallocation for any existing contract holders. Removals would not impact existing contract holders currently allocated to an Index Strategy prior to the Index Strategy End Date. You will receive a Reallocation Notice 30 days prior to your Index Anniversary Date. You must provide instructions for reallocation (by any method allowable) by the Index Anniversary Date. The reallocation will be processed on the Index Anniversary Date. You will be able to make reallocation selections via mail, phone, or through online access. For currently available Options please see our website at www.prudential.com.
The minimum amount required to allocate to any Index Strategy is $2,000. There is no maximum amount that can be allocated to an Index Strategy.
Index Strategy Term
The Index Strategy Term is the time period allocated to each Index Strategy. The term begins on the Index Strategy Start Date and ends on the Index Strategy End Date. Index Strategy Terms of 1, 3, and 6 years are available and may vary based on the Index Strategy and whether you are in the Savings Stage or the Income Stage of the Benefit. The Index Strategy Start Date begins on the day you allocate funds to any Index Strategy, known as the Index Effective Date. The annual anniversary of this date is the Index Anniversary Date and will not change for the life of your contract. You may only allocate to an Index Strategy on an Index Anniversary Date.
Indices
Each Index Strategy references an Index that determines the Index Return used to compute the Index Credit. When you allocate to an Index Strategy that is linked to the performance of one of the Indices, you are not investing in the Index. We currently offer Index Strategies based on the following securities indices:
S&P 500 ® Index, Price Return (SPX). The S&P 500 ® Index is comprised of 500 stocks considered representative of the overall market and is exclusive of dividends. An index is unmanaged and not available for direct investment.
MSCI EAFE Index, Price Return (MXEA). The MSCI EAFE Index measures the equity market performance of 22 developed market country indices located in Europe, Australasia and the Far East and is exclusive of dividends. An index is unmanaged and not available for direct investment.
Invesco QQQ ETF, Price Return (QQQ). The Invesco QQQ ETF is an exchange-traded fund that seeks to track the investment results of the NASDAQ-100 Index®. The Index includes the 100 largest non-financial companies listed on the Nasdaq® based on market cap.
iShares® Russell 2000 ETF, Price Return (IWM). The iShares® Russell 2000 ETF seeks to track the investment results of the Russell® 2000 Index, an index composed of small-capitalization U.S. equities. The Russell® 2000 Index measures the performance of the small capitalization sector of the U.S. equity market, as defined by FTSE Russell.
When you allocate to an Index Strategy that is linked to the performance of an ETF you are not investing in the ETF. Index-based ETFs seek to track the investment results of a specific market index. Due to a variety of factors, including the fees and expenses associated with an ETF, an ETF’s performance may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. This potential divergence between the ETF and the specific market index is known as tracking error. Although we believe that we will be viewed as the owner of the Index Strategy for tax purposes, there is no legal guidance to indicate how the IRS might view access to an ETF linked Index Strategy coupled with frequent transfers among investment options.
Index Returns for Index Strategies linked to an ETF are based on the closing share price (price return) of each respective Index. Index Strategies linked to an ETF do not include dividends and other distributions declared by the Index.
If an Index is discontinued or substantially changes, we reserve the right to select an alternative Index and we will notify you of any such changes. For these purposes, an Index would be substantially changed if an index sponsor announces that it will make a material change in the formula for the Index or the method of calculating the Index or in any other way materially modifies the Index. We would attempt to choose a substitute Index that has a similar investment objective and risk profile to the replaced Index. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. The performance of the new Index may not be as good as the one that it substituted and as a result your Index Return may have been better if there had been no substitution. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.

See Appendix B for important information about the Indices.
Withdrawals may be subject to tax charges and to a Contingent Deferred Sales Charge. Withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. In the case of a partial withdrawal before the Index Strategy End Date, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value.
NOTE REGARDING EXAMPLES
The Examples set forth below, as well as other Examples found throughout this prospectus, are intended to illustrate how various features of the Annuity work. These Examples should not be considered a representation of past or future performance of any Index Strategies. Actual performance may be greater or less than those shown in the Examples. Similarly, the Index Returns in the Examples are not an estimate or guarantee of future Index performance. The Caps, Participation Rates, Step Rates, and Buffers for the Index Strategies shown in the following Examples are for illustrative purposes only and may not reflect actual declared rates. In addition, values may be rounded for display purposes only.
BUFFERS
The Buffer limits the amount of negative Index Credit that may be applied to the Account Value allocated to an Index Strategy. We will declare Buffers that will be available on the Index Strategy Start Date for each Index Strategy.
The Annuity offers Index Strategies with 5%, 10%, 15%, 20%, and 100% Buffers. The Buffer is the amount of the protected negative return. Any negative Index Credits in excess of the Buffer reduces the Account Value allocated to the Index Strategy.
EXAMPLE
Index Strategy Start Date = 1/8/2021
Index Strategy = 1-Year Point-to-Point with Cap and a 10% Buffer
Index Value at Index Strategy Start Date = 1569
Index Strategy Base = $100,000

Index Strategy End Date = 1/8/2022
Index Value at Index Strategy End Date = 1333
Index Return = -15% ((1333-1569)/1569)
Index Strategy Base upon Index Strategy End Date = $95,000 ($100,000-$5,000)

Because the Buffer protects the first 10% of the loss, the Index Strategy only experiences a 5% loss (-15% Index Return + 10% Buffer = -5% Loss) or $100,000*-5.00% = -$5,000.

The following year, assuming the same Index Strategy:

Index Strategy End Date = 1/8/2023
Index Value at Index Strategy End Date = 1298

Index Return = -3%
Index Strategy Base upon Index Strategy End Date = $95,000

Because the Buffer protects against the first 10% of the loss, the Index Strategy experiences no loss of Account Value because the loss in the Index Return was less than the 10% Buffer.
POINT-TO-POINT WITH CAP INDEX STRATEGY
The Cap Rate is the maximum rate that may be credited to an Index Strategy for any given Index Strategy Term. A different Cap Rate may be declared for different Indices, Buffers and Index Strategy Terms. The Point-to-Point with Cap Index Strategy is available in 1, 3, and 6-year Terms in the Savings Stage of the Benefit, and 1-year Terms only in the Income Stage of the Benefit.
If the Index Return is positive and equal to or greater than the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is positive, but less than the Cap Rate, the Index Credit is equal to the Index Return.
If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
EXAMPLES 1 AND 2
Cap: 12%; Buffer: 10%
1.Upside potential equals 100% of the Index Return up to a Cap of 12%
a.Example 1: if the Index increased by 4%, an amount that is less than the Cap, the Index Credit would be 4%.

b.Example 2: if the Index increased by 20%, which is greater than the Cap, the Index Credit would be 12%, which is equal to the Cap Rate.
2.Partial downside protection is provided through the Buffer where Index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
a.Example 1: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.
b.Example 2: if the Index decreased by 12%, which is greater than the 10% Buffer, there would be a loss of Account Value because the Index Credit would be -2%.
The initial Cap Rate applies to the initial Index Strategy Term. We will declare a Cap Rate for each subsequent Index Strategy Term. In some cases we may declare a Cap Rate for an Index Strategy as “uncapped” in which case the maximum Index Credit you may receive is equal to the Index Return, subject to the Buffer.
Subsequent Cap Rates may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Subsequent Cap Rates may differ from the Cap Rates used for new contracts or for other contracts issued at different times. We will determine new Cap Rates on a basis that does not discriminate unfairly within any class of contracts. The Guaranteed Minimum Cap Rate may vary by Index Strategy Term. The Guaranteed Minimum Cap Rate equals 1.00% for a one-year Index Strategy Term, 5.00% for a three-year Index Strategy Term and 10.00% for a six-year Index Strategy Term.
STEP RATE PLUS INDEX STRATEGY
The Step Rate is the declared rate that will be credited to an Index Strategy for any given Index Strategy Term if the Index Return is between zero (including zero) and the declared Step Rate. When the Index Return is zero or positive, the Step Rate is the minimum amount of Index Credit that would be applied. The Participation Rate used in the Step Rate Plus Index Strategy is the percentage of an Index Return that may be credited if the Index Return exceeds the Step Rate. A Participation Rate only applies when the Index Return is positive and greater than the Step Rate.
If the Index Return is between zero (including zero) and the declared Step Rate, then the Index Credit is equal to the Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate. If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
A different Step Rate and Participation Rate may be declared for different Indices, Buffers, and Index Strategy Terms. The Step Rate Plus Index Strategy is only available in the Savings Stage of the Benefit.
EXAMPLES 1, 2 AND 3
Step Rate: 6%; Participation Rate: 90%; Buffer: 5%
1.Upside potential equals the Step Rate if the Index Return is between zero (including zero) and the declared Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate.
•Example 1: if the Index increased by 4%, an amount that is less than the Step Rate, the Index Credit would be 6% (the Step Rate).
•Example 2: if the Index increased by 20%, which is greater than the Step Rate, the Index Credit would be the greater of 90% (the Participation Rate) of 20%, which is 18% or the Step Rate. In this Example, the Index Credit would be 18% as it is the greater value.
•Example 3: if the Index increased by 6.50%, which is greater than the Step Rate, the Index Credit would be the greater of 90% (the Participation Rate) of 6.50%, which is 5.85% or the Step Rate. In this Example, the Index Credit would be the Step Rate of 6% as it is the greater value.
2.Partial downside is provided through the Buffer where Index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
•Example 1: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.
•Example 2: if the Index decreased by 12%, which is greater than the 5% Buffer, there would be a loss of Account Value because the Index Credit would be -7%.
There is no maximum amount of Index Credit with the Step Rate Plus Index Strategy.
The initial Step Rate and Participation Rate applies to the initial Index Strategy Term. We will declare new Step Rate and Participation Rate for each subsequent Index Strategy Term.

Subsequent Step Rates and Participation Rates may be higher or lower than the initial Step Rate and Participation Rate but will never be less than the Guaranteed Minimum Step Rate and Guaranteed Minimum Participation Rate. The Guaranteed Minimum Step Rate equals 1.00%. The Guaranteed Minimum Participation Rate will not be less than 60.00%. Subsequent Step Rates and Participation Rates may differ from the Step Rates and Participation Rates used for new contracts or for other contracts issued at different times. We will determine new Step Rates and Participation Rates on a basis that does not discriminate unfairly within any class of contracts.
TIERED PARTICIPATION RATE INDEX STRATEGY
The Participation Rate is the percentage of an Index Return that may be credited to an Index Strategy for any given Index Strategy Term. We will declare a 1st Tier Participation Rate, 2nd Tier Participation Rate, and a Tier Level at the start of each Index Strategy Term. The 1st Tier Participation Rate is used to calculate the Index Credit associated with any Index Return less than or equal to the declared Tier Level. The 2nd Tier Participation Rate is used to calculate the Index Credit associated with any Index Return greater than the declared Tier Level. A different Participation Rate and Tier Level may be declared for different Indices, Buffers, and Index Strategy Terms. Participation Rates only apply when the Index Return is positive. The Tiered Participation Rate Index Strategy is only available during the Savings Stage of the Benefit.
If the Index Return is between zero and the declared Tier Level, then the Index Credit is equal to the Index Return multiplied by the Participation Rate for the 1st tier. If the Index Return is greater than or equal to the declared Tier Level, the Index Credit is the sum of the Tier Level Index Return multiplied by the Participation Rate for the 1st tier and the remaining Index Return multiplied by the Participation Rate for the 2nd tier. If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
EXAMPLES 1 AND 2
1st Tier Participation Rate: 100%; 2nd Tier Participation Rate: 140%; Tier Level: 30%; Buffer: 10%
1.Upside potential equals the Index Return multiplied by the Participation Rate associated with the Tier Level of 30%.
•Example 1: if the Index increased by 28%, which is less than the Tier Level, the Index Credit would be 100% of the 28% increase, which would be 28%.
•Example 2: if the Index increased by 68%, which is above the Tier Level, the Index Credit would be 100% of the first 30% increase plus 140% of the remaining 38% increase, which equals 83.2%.
2.Partial downside protection is provided through the Buffer where index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
•Example 1: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.
•Example 2: if the Index decreased by 12%, which is greater than the 10% Buffer, there would be a loss of Account Value because the Index Credit would be -2%.
There is no maximum amount of Index Credit with a Tiered Participation Rate Index Strategy.
The initial Participation Rates and Tier Levels apply to the initial Index Strategy Term. We will declare new Participation Rates and Tier Levels for each subsequent Index Strategy Term.
Subsequent Participation Rates may be higher or lower than the initial Participation Rates but will never be less than the Guaranteed Minimum Participation Rate. The Guaranteed Minimum Participation Rate equals 100%. Subsequent Tier Levels may be higher or lower than the initial Tier Level but will never exceed the Guaranteed Maximum Tier Level. The Guaranteed Maximum Tier Level equals 35%.
Subsequent Participation Rates and Tier Levels may differ from the Participation Rates and Tier Levels used for new contracts or for other contracts issued at different times. We will determine new Participation Rates and Tier Levels on a basis that does not discriminate unfairly within any class of contracts.

VARIABLE INVESTMENT SUBACCOUNTS
In this section, we describe the Portfolios in which the Variable Subaccounts we make available invest. Each Variable Subaccount invests in a Portfolio whose share price generally fluctuates each Valuation Day. The Portfolios that you select are your choice – we do not provide investment advice, nor do we recommend any particular Portfolio. Please consult with your Financial Professional if you wish to obtain investment advice. You bear the investment risk for amounts allocated to the Portfolios.
VARIABLE INVESTMENT SUBACCOUNTS
Each Variable Subaccount is a subaccount of Prudential Annuities Life Assurance Corporation Variable Account B (“PALAC Separate Account B” (see “Information About the Insurance Company and Separate Accounts” for more detailed information). Each Subaccount invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The chart below provides a description of each Portfolio’s investment objective to assist you in determining which Portfolios may be of interest to you.
The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Subaccounts under the Annuity are managed by the same Portfolio adviser or subadviser as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds and Portfolios can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Subaccount. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the Portfolios. There is no guarantee that any Portfolio will meet its investment objective. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888 or at www.prudential.com.
This Annuity may offer Portfolios managed by PGIM Investments LLC, an affiliated company of PALAC (“Affiliated Portfolio”) and Portfolios managed by companies not affiliated with PALAC ("Unaffiliated Portfolio"). PALAC and its affiliates (“Prudential Companies”) receive fees and payments from both the Affiliated Portfolio and the Unaffiliated Portfolios. Prudential Companies may receive revenue sharing payments from the Unaffiliated Portfolios. We consider the amount of these fees and payments when determining which Portfolios to offer through the Annuity. As indicated next to each Portfolio's description in the table that follows, each Portfolio has one or more investment advisers or subadvisers that conduct day to day management. We have an incentive to offer Portfolios with certain investment advisers or subadvisers, either because the subadviser is a Prudential Company or because the investment adviser or subadviser provides payments or support, including distribution and marketing support, to the Prudential Companies. We may consider those financial incentive factors in determining which Portfolios to offer under the Annuity. PALAC has selected the Portfolios for inclusion as investment options under this Annuity in PALAC’s role as the issuer of this Annuity, and PALAC does not provide investment advice or recommend any particular Portfolio. Please see "Additional Information" under the heading concerning "Fees and Payments Received by PALAC" for more information about fees and payments we may receive from underlying Portfolios and/or their affiliates. In addition, we may consider the potential risk to us of offering a Portfolio in light of the benefits provided by the Annuity.
We may substitute one or more of the Subaccounts or terminate the availability of a Subaccount at any time. We would not do this without any necessary SEC and/or state regulatory approval. We will provide you specific notice in advance of any substitution we intend to make and the Subaccount(s) to which your affected Account Value would be transferred on the substitution date unless you made a different election before the substitution. We will also notify you if a Subaccount will no longer be available. Additionally, the Portfolios could undertake transactions that could limit or terminate their availability as investment options, including transactions to merge with another investment, or to liquidate. Any such transactions would be subject to applicable regulatory and/or shareholder approval. You will receive specific notice in advance of the merger or liquidation of a Portfolio, and we will explain how we will allocate future Purchase Payments directed to such a Portfolio in the absence of different allocation instructions from you. Any allocation we make in the absence of different allocation instructions from you would be subject to applicable regulatory guidance or approval.
The following table contains limited information about the Portfolios we make available. Before selecting a Portfolio, you should carefully review the summary prospectuses and/or prospectuses for the Portfolios, which contain details about the investment objectives, policies, risks, costs and management of the Portfolios. You can obtain the summary prospectuses and prospectuses for the Portfolios by calling 1-888-PRU-2888 or at www.prudential.com.

PORTFOLIO NAME	INVESTMENT OBJECTIVE(S)	PORTFOLIO ADVISER(S)/SUBADVISER(S)
PSF PGIM Government Money Market Portfolio – Class III	Seeks maximum current income that is consistent with the stability of capital and the maintenance of liquidity.	PGIM Fixed Income
PGIM Fixed Income is a business unit of PGIM, Inc.
PGIM Investments LLC manages the PSF PGIM Government Money Market Portfolio of the Prudential Series Fund (PSF).

INDEX LINKED VARIABLE INCOME BENEFIT

The built-in Benefit associated with the Annuity is an index-linked variable income benefit, which allows you to receive your annual withdrawal amount over one lifetime (“Protected Life”), or over the Owner/Annuitant and their spouse’s lifetime (“Joint Protected Lives”).

You must remain in the Savings Stage for a minimum time period known as the Waiting Period. The Waiting Period is disclosed in the current Index Linked Variable Income Benefit Supplement.

Only upon an Index Anniversary Date following the Waiting Period can you elect to begin your Income Stage, thus establishing the Income Effective Date. The election form to start Income will be part of your Reallocation Notice and follows the timing rules of the annual Reallocation Notice. During the Income Stage of the Benefit, only the 1-year Point-to-Point with Cap Index Strategies are available so you may have to reallocate to those available Strategies.

Election to begin the Income Stage must occur on an Index Anniversary Date following the Waiting Period regardless of when in that year you will take your first Income Withdrawal. The election to start Income is irrevocable. On this date, you must designate single Protected Life or Joint Protected Lives. The designation of single or joint is irrevocable.

The Income Percentages are disclosed in the current Index Linked Variable Income Benefit Supplement and assigned as of the Index Effective Date will never change for the life of the Annuity. The rate applied to the Account Value to determine the Annual Income Amount is the Income Percentage. This percentage is based on the age of the Protected Life or younger of the Joint Protected Lives on the Index Effective Date.

The Income Deferral Rate is an additional annual percentage added to the Income Percentage each year until the Income Effective Date. This percentage will be based on the age of the Protected Life or younger of the Joint Protected Lives on the Index Effective Date and will not change for the life of the Benefit. The Income Deferral Rate will continue to apply even when withdrawals are taken prior to the Income Effective Date.
The initial Annual Income Amount (AIA) is calculated on the Income Effective Date, regardless of when the first Income Withdrawal occurs. If there is one Protected Life at the time the Income Stage begins, the AIA will be determined by applying the Single Protected Life Income Percentage on the Annuity to the Account Value. If there are Joint Protected Lives, the AIA will be determined by applying the Joint Protected Lives Income Percentage based on the youngest Protected Life on the Annuity to the Account Value. This is the only time the Account Value and Income Percentage will be directly used to calculate an AIA.
Every Index Anniversary Date thereafter will result in a recalculation of the AIA based on the Index Credit applied to the Index Strategies, gross of fees, to which you are allocated. The change can be positive or negative.

To maintain the Benefit, the Owner, Annuitant and Beneficiary designations must be one of the following and meet the minimum/maximum age requirements for the Benefit:

For Income Withdrawals to begin on a Protected Life basis:
•The Owner and Annuitant must be the same. Such person will be the Protected Life.
•If two Owners are named, the Annuitant must be one of the Owners. Such person will be the Protected Life. The other Owner must be the spouse of the Protected Life. No additional Owners may be named. While both Owners are alive, each Owner must be designated as the other Owner’s primary Beneficiary.
•If the Owner is an entity other than a custodial account that we permit, the Annuitant will be the Protected Life.
•If the Owner is a custodial account that we permit, the Annuitant will be the Protected Life and the custodian will be the sole primary Beneficiary.

For Income Withdrawals to begin on a Joint Protected Lives basis:
A Joint Protected Life may only be named and Income Withdrawals may be made on a Joint Protected Lives basis only if the Annuity would be eligible for Spousal Continuation (as defined in the Annuity) as of the date of the Owner’s death, subject to our rules.
•If one Owner is named, the Owner and Annuitant must be the same. Such person will be the Protected Life. The Joint Protected Life must be the spouse of the Protected Life and the sole primary Beneficiary.
•If two Owners are named, the Annuitant must be one of the Owners. Such person will be the Protected Life. The Joint Protected Life must also be an Owner and the spouse of the Protected Life. No additional Owners may be named. While both Joint Protected Lives are alive, each must be designated as the sole primary Beneficiary.
•If the Owner is an entity other than a custodial account that we permit, the Annuitant will be the Protected Life. The Joint Protected Life must be the spouse of the Protected Life and the sole primary Beneficiary.
•If the Owner is a custodial account that we permit, the Annuitant will be the Protected Life and the custodian will be the sole primary Beneficiary. The Joint Protective Life must be the spouse of the Protected Life and the sole primary Beneficiary of the custodial account.

A Joint Protected Life may be named or changed at any time prior to the Income Effective Date, subject to our acceptance. The Protected Life cannot be changed except in the event of divorce as described in the circumstances below. Upon receipt of notice of the divorce, and any other documentation we require, in Good Order at our Service Office:
•When a Protected Life is named: If the divorce occurs prior to the Income Effective Date and results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the former spouse becomes the Owner (or Annuitant if entity owned) under the Annuity, the resulting Owner may choose to continue or terminate this Rider. If this Rider is continued, such resulting Owner (or Annuitant if entity owned) becomes the Protected Life under this Rider, however the Annual Income Amount will be determined using the applicable Joint Protected Life Income Percentage and Income Deferral Rate based on the younger of the new Protected Life and the Protected Life on the Effective Date.  Additionally, a Joint Protected Life may not be named. If divorce occurs after the Income Effective Date, and results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the former spouse becomes the Owner (or Annuitant if entity owned) under the Annuity, this Rider will terminate.
•When Joint Protected Lives are named: If the divorce of the Joint Protected Lives results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the Joint Protected Life becomes the Owner (or Annuitant if entity owned) under this Annuity, the resulting Owner may choose to continue or terminate this Rider.  If this Rider is continued, the resulting Owner (or Annuitant if entity owned) becomes the Protected Life under this Rider. If this occurs prior to the Income Effective Date, the Annual Income Amount will be determined using the applicable Joint Protected Life Income Percentage and Income Deferral Rate based on the younger of the Joint Protected Lives named under this Rider as of the divorce.  If divorce occurs after the Income Effective Date, the divorce will not result in a new Annual Income Amount and we will only make Income Payments as described below in the Income Payments section until the death of the new Protected Life. A new Joint Protected Life may not be named.

In most cases, change of ownership will trigger termination of the Benefit. The exceptions are when the beneficial owner is not changing (e.g. ownership is transferred from an individual to a trust /entity with the same tax ID, or vice versa) or transferred from one entity to another or limited divorce circumstances. Any change of Annuitant will cause the Benefit to terminate.

You will choose Single or Joint Life on the Index Anniversary Date in which you elect to start income following the Waiting Period. You may add, change or remove a Joint Protected Life at any time prior to the Income Effective Date. If a Joint Protected Life is added or changed, the Annual Income Amount will be adjusted to equal what it would have been had the Benefit been purchased with that Joint Protected Life named.

You must request to start Income on any Index Anniversary Date following the Waiting Period on an election form which must be received by us by the Index Anniversary Date you want Income to begin and will be part of your Reallocation Notice you are sent 30 days prior to any given Index Anniversary.

The Annual Income Amount (AIA) is the maximum dollar amount that can be withdrawn in any given Annuity Year during the Income Stage without being considered Excess Income. The first AIA is equal to the Account Value on the Income Effective Date, prior to the deduction of any fees or withdrawals that occur on that day, multiplied by the relevant Income Percentage including any Income Deferral Credits based on the rates established as of the Index Effective Date and the Index Effective Date age of the Protected Life (or youngest of the Protected Lives if Joint).

•Example (assuming no withdrawals or benefit charges):
▪Issue Date: 8/1/2021
▪Income Percentage at Index Effective Date: 3.75%
▪Income Deferral Rate at Index Effective Date: 0.25%
▪Purchase Payment: $50,000

▪Income Effective Date is 8/1/2026 (5 years after Issue Date)
▪Account Value on Income Effective Date: $100,000.
▪On the Income Effective Date, the Account Value will be multiplied by (3.75% + 5 x 0.25% = 5.00%), and the AIA is equal to $5,000 ($100,000 x 5.00%).

AIA will increase or decrease on each Index Anniversary Date based on the Index Credit of the Index Strategies to which your Account Value is allocated.

•Example (assuming no withdrawals or benefit charges):
▪Account Value on Income Effective Date: $100,000
▪Allocated 100% to the 1-Year Point-to-Point with Cap with a 10% Cap and a 10% Buffer
▪AIA for first year: $5,000

▪On the 1St Index Anniversary Date following the Income Effective Date, the Index Return is 9% and thus the Index Strategy receives an 9% Index Credit
▪The AIA will increase by 9%, and your AIA is reset to $5,450 (($5,000 x (1 + 9%)).

▪On 2nd Index Anniversary Date following the Income Effective Date, the Index Return is -15% and thus the Index Strategy receives a -5% Index Credit (-15% + 10% Buffer).
▪The AIA will decrease by 5%, and your AIA is reset to $5,177.50 (($5,450 x (1 + -5%)).

If you select multiple Index Strategies, we will use a weighted average of all Index Credits based on the percentage of Account Value in each Index Strategy to determine the AIA increase or decrease. To determine the change in the AIA, we take the sum of the Index Credit for each Index Strategy divided by the sum of the Index Strategy Base for each Index Strategy before any Index Credit, fees, or withdrawals on the Index Strategy End Date.

•Example (assuming no withdrawals or benefit charges):
▪Account Value on Income Effective Date: $100,000
▪Allocated to:
•1-Year Point-to-Point with Cap with 10% Buffer: 80%
•1-Year Point-to-Point with Cap with 15% Buffer: 20%
▪The Index Strategy Base Values for each Index Strategy are as follows:
•1-Year Point-to-Point with Cap with 10% Buffer: $80,000
•1-Year Point-to-Point with Cap with 15% Buffer: $20,000

▪AIA for first year: $5,000

▪Account Value on 1St Index Anniversary Date following the Income Effective Date after Index Credit, but before any other activity: $107,600 . Therefore, the Index Credit is ($107,600 – $100,000) = $7,600
▪.
▪The AIA will increase by 7.60%($7,600 / $100,000)), and your AIA will reset to $5,380 (($5,000 x (1 + 7.60%)).

▪The Index Strategy Base Values for each Index Strategy are as follows:
•1-Year Point-to-Point with Cap with 10% Buffer: $86,800
•1-Year Point-to-Point with Cap with 15% Buffer: $20,800

▪Account Value on 2nd Index Anniversary Date following the Income Effective Date after Index Credit, but before any other activity: $93,500. Therefore, the Index Credit is equal to ($93,500 – $107,600) = - $14,100
▪The AIA will decrease by 13.10% (-$14,100 / $107,600), and your AIA will reset to $4,675 (($5,380 x (1 + -13.10%)).

AIA is available as a lump sum or systematically throughout the year. Any unused AIA in a year cannot be carried over to future years.

Surrender Charges do not apply to Income Withdrawals equal to or less than the AIA even in the case where they are greater than the Free Withdrawal Amount.

EXCESS INCOME

All or any portion of an Income Withdrawal that exceeds the available Annual Income Amount for any given year during the Income Stage is considered Excess Income. Each withdrawal of Excess Income, including any applicable Contingent Deferred Sales Charge, proportionally reduces the Annual Income Amount that will be used in the recalculation of the Annual Income Amount on the next Index Anniversary Date. The proportional reduction is the ratio of the Excess Income to the Account Value immediately following the withdrawal of any applicable Income Withdrawal amount and prior to the withdrawal of the Excess Income.

For Example:
AIA = $5,500
Account Value = $100,000
Withdrawal = $10,000
Excess Income Amount = $4,500

A client takes a $10,000 withdrawal. Based on the information above, the AIA will be reduced to the following due to the client taking $4,500 Excess Income:

1.$10,000 (W/D) - $5,500 (AIA) = $4,500 (Excess Income)
2.$4,500 (Excess Income) / $94,500 (Account Value reduced by the AIA) = 4.76% (proportional reduction rate)
3.$5,500 (AIA prior to Excess Income) x 4.76% = $262 (Reduction to AIA)
4.$5,500 - $262 = $5,238 (New AIA after Excess Income)

Excess Income is subject to any applicable Surrender Charges.

Withdrawals that reduce the Account Value below the contractual minimum amount will only be allowed if they are less than or equal to the AIA.

If an Excess Income withdrawal reduces the Account Value to $0, the Annuity and Benefit will terminate. If the withdrawal is greater than the remaining Annual Income Amount - the Annuity is surrendered, and all benefits are reduced to zero, the Benefit terminates, and no additional payments are made. If you take more than the current remaining Annual Income Amount because of a Required Minimum Distribution (“RMD”), and the amount does not exceed the RMD we calculate, and the Account Value is reduced to $0, the Benefit continues as described above. For more information about Required Minimum Distributions and the Systematic Withdrawal Program, see the “Access to Account Value” section below.
TERMINATION OF BENEFIT

You may terminate the Benefit at any time after the Waiting Period, upon notification to us in Good Order. The Benefit will terminate upon the first to occur of the following events:
(1)the date we receive your request for full surrender of the Annuity or we receive your elective termination of the Benefit at our Service Office in Good Order;
(2)the date we receive Due Proof of Death of the Decedent if Income Withdrawals have not begun, unless Spousal Continuation occurs;
(3)the date we receive Due Proof of Death of the Protected Life if Income Withdrawals have begun on a Protected Life basis;
(4)the date we receive Due Proof of Death of the surviving Joint Protected Life if the Benefit was spousally continued;
(5)the date we receive Due Proof of Death of an Owner who is not a Protected Life or Joint Protected Life;
(6)the date we process a request to change any designation of the Annuity that either results in a violation of the “Owner, Annuitant and Beneficiary Designations” section of the Benefit or the Annuity, or is a change that is not permitted under our rules then in effect;
(7)the date you first allocate or transfer any portion of your Account Value to any Allocation Options to which you are not permitted at the time of the allocation or transfer;
(8)the date any portion of your Account Value is transferred to begin annuity payments;
(9) the date the Account Value is reduced to $0 as a result of withdrawals of Excess Income;
(10) the date of death of the Protected Life if it occurs after Insured Income Stage payments have begun on a Protected Life basis;
(11) the date of death of the last surviving Joint Protected Life if it occurs after Insured Income Stage payments have begun on a Joint Protected Life basis.

INSURED INCOME STAGE – ACCOUNT VALUE REACHES $0

If your Account Value is reduced to $0 (unless because of Excess Income), we will continue to pay the last calculated Annual Income Amount as a guaranteed payment. Guaranteed payments after the Account Value is reduced to $0 will be made from the General Account as annuity payments until the death of the Protected Life or remaining Protected Lives if income was being take on a Joint life basis.
In the Annuity Year in which your Account Value is reduced to $0, the only Insured Income Stage payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Insured Income Stage payment equals the Annual Income Amount in effect as of the date the Account Value was reduced to $0.
We will make such Insured Income Stage payments according to any then current instructions for withdrawals of the Annual Income Amount, unless we receive other instructions for such Insured Income Stage payments from you.  If no instructions are received and there are no current instructions for withdrawals of the Annual Income Amount, Insured Income Stage payments will be paid to you in equal monthly payments beginning on the first day of the month on or immediately following the date that your Insured Income Stage payments are set to begin.
All death benefit values will equal zero when the Account Value equals $0. If the calculated annual payment is less than $100, we will change the frequency of the payments, which will be at least annually.
We may recover from you or your estate any Insured Income Stage payments made after the death of the Protected Life or the remaining Joint Protected Life that would have otherwise resulted in the termination of the Benefit.

INFORMATION ABOUT THE INSURANCE COMPANY AND SEPARATE ACCOUNTS
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
Prudential Annuities Life Assurance Corporation, a Prudential Financial Company, (“Prudential Annuities” or “PALAC”) is a stock life insurance company incorporated under the laws of Arizona as of August 31, 2013, formerly incorporated in Connecticut, and is domiciled in Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Puerto Rico and in all states except New York. Prudential Annuities Life Assurance Corporation is a wholly-owned subsidiary of Prudential Annuities, Inc., whose ultimate parent is Prudential Financial, Inc. Prudential Annuities markets through and in conjunction with registered broker-dealers.
PALAC has developed long-term savings and retirement products, which were distributed through its affiliated broker-dealer company, Prudential Annuities Distributors, Inc. (“PAD”). PALAC issued variable and fixed deferred and immediate annuities for individuals and groups in the United States of America and Puerto Rico. In addition, PALAC has relatively small in force block of variable life insurance policies. PALAC stopped actively selling annuity products in March 2010. In March 2010, PALAC ceased offering its variable annuity products (and where offered, the companion market value adjustment option) to new investors upon the launch of a new product line by each of Pruco Life Insurance Company and its wholly-owned subsidiary Pruco Life Insurance Company of New Jersey (which are affiliates of PALAC). These initiatives were implemented to create operational and administrative efficiencies by offering a single product line of annuity products from a more limited group of legal entities. During 2012, PALAC suspended additional customer deposits for variable annuities with certain living benefit guarantees. However, PALAC continues to accept additional customer deposits on certain in-force contracts, subject to applicable contract provisions and administrative rules.
PALAC resumed offering annuity products to new investors (except in New York) when it launched new fixed indexed annuities and a new deferred income annuity in 2018.
No company other than Prudential Annuities has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit exceeds your current Account Value, you would rely solely on the ability of the issuing insurance company to make payments under the benefit out of its own assets. Prudential Financial, however, exercises significant influence over the operations and capital structure of Prudential Annuities.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 (“Securities Act”) and Rule 159 thereunder, Prudential Annuities delivers this prospectus to current Owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current Owners while outside of the United States.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Prudential Annuities Life Assurance Corporation incorporates by reference into the prospectus its latest annual report on Form 10-K as of December 31, 2020 filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Prudential Annuities Life Assurance Corporation, One Corporate Drive, Shelton, CT 06484 or by calling 888-PRU-2888. We file periodic reports as required under the Exchange Act. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see www.sec.gov). Our internet address is www.prudential.com.
FINANCIAL STATEMENTS
The financial statements of the separate accounts and Prudential Annuities Life Assurance Corporation are included in the Statement of Additional Information.
THE SEPARATE ACCOUNTS
The separate accounts are where PALAC sets aside and invests the assets supporting the Annuity. The assets of each separate account are held in the name of Prudential Annuities, and legally belong to us. We will maintain assets in each separate account with a total market value at least equal to the cash surrender value and other liabilities we must maintain related to the Annuity obligations supported by such assets. The obligations under the Annuity are those of Prudential Annuities, which is the issuer of the Annuity and the depositor of the separate accounts. More detailed information about Prudential Annuities, including its audited financial statements, is provided in the Statement of Additional Information.
Separate Account B
The assets supporting obligations based on allocations to the Subaccounts are held in Subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B, also referred to as “Separate Account B”. Separate Account B assets that are held in support of the Subaccounts are kept separate from all our other assets and may not be chargeable with liabilities arising out of any other business we may conduct. Thus, income, gains and losses from assets allocated to Separate Account B are credited to or charged against Separate Account B, without regard to other income, gains or losses of PALAC or any other of our separate accounts.
Separate Account B was established by us pursuant to Connecticut law on November 25, 1987. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B.

Effective August 31, 2013, Prudential Annuities Life Assurance Corporation changed its domicile from Connecticut to Arizona. As a result of this change, the Arizona Department of Insurance is our principal regulatory authority and all of our separate accounts including Separate Account B, will now be operated in accordance with the laws of Arizona.
Separate Account B consists of multiple Subaccounts. Each Subaccount invests only in a single mutual fund or mutual fund portfolio. The name of each Subaccount generally corresponds to the name of the Portfolio. Each Subaccount in Separate Account B may have several different Unit Prices to reflect the Insurance Charge, Distribution Charge (when applicable) and the charges for any optional benefits that are offered under the Annuity issued by us through Separate Account B. Separate Account B is registered with the SEC under the Investment Company Act of 1940 (“Investment Company Act”) as a unit investment trust, which is a type of investment company. The SEC does not supervise investment policies, management or practices of Separate Account B. We may offer new Subaccounts, eliminate Subaccounts, or combine Subaccounts at our sole discretion. We may also close Subaccounts to additional Purchase Payments on existing annuities or close Subaccounts for annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. If investment in the Portfolios or a particular Portfolio is no longer possible, or in our discretion becomes inappropriate for purposes of the Annuity, or for any other rationale in our sole judgment, we may substitute another portfolio or investment Portfolios without your consent. The substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any required approval of the SEC and any applicable state insurance departments. In addition, we may close Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.
Values and benefits based on allocations to the Subaccounts will vary with the investment performance of the underlying mutual funds or fund Portfolios, as applicable. We do not guarantee the investment results of any Subaccount. Your Account Value allocated to the Subaccounts may increase or decrease. You bear the entire investment risk. There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.
Index Strategies Separate Account
Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account established under Arizona law. These assets are subject to the claims of the creditors of PALAC and the benefits provided under the Index Strategies are subject to the claims paying ability of PALAC.
An Owner does not have any interest in or claim on the assets in the Separate Account. In addition, neither an Owner nor amounts allocated to the Index Strategies participate in the performance of the assets held in the Separate Account.
We are not obligated to invest according to specific guidelines or strategies except as may be required by Arizona and other state insurance laws.
The General Account. Our general obligations and any guaranteed benefits under the Annuity are supported by our General Account and are subject to our claims paying ability. In the Payout Period or the Insured Income Stage (if the Benefit is not terminated or cancelled), assets supporting annuity payments are held in the General Account. Assets in the General Account are not segregated for the exclusive benefit of any particular contract or obligation. General Account assets are also available to our general creditors and for conducting routine business activities, such as the payment of salaries, rent and other ordinary business expenses. The General Account is subject to regulation and supervision by the Arizona Department of Insurance and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

FEES, CHARGES AND DEDUCTIONS
In this section, we provide detail about the charges you incur if you own the Annuity.
The charges under the Annuity are designed to cover, in aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, PALAC may make a profit on the Insurance Charge (as described in the "Insurance Charge" subsection of this section) if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.
The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under the Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.
With regard to charges that are assessed as a percentage of the value of the Subaccounts, please note that such charges are assessed through a reduction to the Unit Value of your investment in each Subaccount, and in that way reduce your Account Value. A “Unit” refers to a share of participation in a Subaccount used to calculate your Account Value prior to the Annuity Date. There are no explicit charges for the Index Strategies. There is a charge for the Benefit.
Contingent Deferred Sales Charge (“CDSC”): A CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. CDSCs are applied against the amount of Account Value being withdrawn. The appropriate percentage is multiplied by the amount of Account Value being withdrawn. The CDSC percentage varies with the number of years since Issue Date. The CDSC percentages are shown under “Summary of Contract Fees and Charges” earlier in this prospectus.
With respect to a partial withdrawal, we calculate the CDSC by assuming that any available Free Withdrawal Amount is taken out first (see “Free Withdrawal Amounts” later in this prospectus). If the Free Withdrawal Amount is not sufficient, we then assume that any remaining amount of a partial withdrawal is taken from [Account Value] and subsequently from any other Account Value in the Annuity (such as gains), as described in the examples below.
EXAMPLE
The example is designed to show you how the CDSC is calculated. They do not take into account any other fees and charges. The examples illustrate how the CDSC would apply to reduce your Account Value based on the timing and amount of your withdrawals. They also illustrate how a certain amount of your withdrawal, the “Free Withdrawal Amount,” is not subject to the CDSC. The Free Withdrawal Amount is generally equal to 10% of the prior anniversary Account Value to be withdrawn and is described in more detail in “Access to Account Value,” later in this prospectus.
Client is allowed $10,000 as the contract’s Free Withdrawal Amount in Annuity Year 4. If the client withdrawals $15,000, the first $10,000 is not subject to a Surrender Charge, however the remaining $5,000 is. To determine the Surrender Charge, we would multiply the amount of the withdrawal that was greater than the Free Withdrawal Amount by the applicable Surrender Charge: $5,000 * .05 = $250. Any additional withdrawals taken during that Annuity Year would also be subject to a Surrender Charge.
CDSC is waived under the following circumstances, including but not limited to:
1.Withdrawals equal to or less than the Annual Income Amount, even if the withdrawal exceeds the Free Withdrawal Amount available.
2.The Free Withdrawal Amount - withdrawals equal to or less than the stated Free Withdrawal Amount.
3.RMD - as calculated by us, even those taken during the first Annuity Year, and distributed through a program/process we support.
4.Medically-Related Surrenders (MRS) - based on the Owner meeting the following conditions (or Annuitant if entity owned): a) terminally ill or b) confinement to a medical facility for 90 consecutive days following the Issue Date (State variations may apply).
a.We define a medical facility as a facility recognized as a hospital or a long-term care facility or that is a nursing home facility with a 24-hour RN or LPN who controls all prescribed medications and daily medical records.
b.We define terminal illness as a condition which death results in 2 years for 80% of diagnosed cases.
c.We allow for partial Medically Related Surrenders - we reserve the right in the contract to cap at a cumulative maximum of $500K per life, though this is not currently enforced.
d.There is no cap on total Payments, i.e. the amount of Purchase Payments will not cause an Owner to be eligible for the waiver.
We will not discriminate unfairly between Annuity purchasers with respect to any CDSC waivers.
Tax Charge: Some states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax from Purchase Payments when received, from Surrender Value upon surrender, or from Account Value upon Annuitization. The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of Purchase Payments, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. We may assess a charge against the Subaccounts and the Index Strategies equal to any taxes which may be imposed upon the Separate Accounts. “Surrender Value” refers to the Account Value less any applicable CDSC and any applicable Tax Charges.
We will pay company income taxes on the taxable corporate earnings created by the Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the Tax Charges you may pay under the Annuity. We will periodically review the issue of charging for taxes, and we may charge for taxes in the future. We reserve the right to impose a charge for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the administration of the Contract, including any tax imposed with respect to the operation of the Separate Account or General Account.
In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the Tax Charges you pay under the Annuity. We reserve the right to change these tax practices.
Insurance Charge: The Insurance Charge is charged daily based on the annualized rate shown in the “Summary of Contract Fees and Charges” for the amount of the Purchase Payment in your Annuity on each Valuation Day allocated to the Variable Investment Subaccounts. On any Valuation Day, your Purchase Payment will equal the Purchase Payment prior to the application of any fees, charges, or Tax Charges applied to your Annuity less all withdrawals taken from your Annuity, which includes withdrawals you take from the Annuity as Required Minimum Distributions. Currently, we offer two levels of the Insurance Charge depending on whether your Purchase Payment is less than $1,000,000, or equal to or greater than $1,000,000. If your Purchase Payment is less than $1,000,000, you will pay a higher Insurance Charge than you would pay if your Purchase Payment was $1,000,000 or more.
The Insurance Charge is intended to compensate PALAC for providing the insurance benefits under each Annuity and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge covers the mortality and expense risk and administration charges. Furthermore, the charge also compensates us for our administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, quarterly account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge compensates us for the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. The charge is not applicable to any allocations to the Index Strategy Options.
Charge for the Benefit: The charge for the Benefit is an annual charge based on the Account Value on the Index Anniversary Date after all Index Credits have been applied but before any withdrawals that occur on that date. The charge will not be considered a withdrawal for the Benefit. The charge on the Index Anniversary Date is deducted first from any variable subaccounts on a proportional basis. Only when the variable subaccounts have been depleted will any remaining amount be deducted from the Index Strategies, also on a proportional basis. The charge cannot be self-directed. The charge will reduce the Index Strategy Base by the proportional reduction in the Interim Value on the day the charge is assessed.
The charge cannot be increased for any reason on an existing contract. The charge is assessed until the Benefit is terminated, we receive due proof of the death of the Owner/Annuitant, or the Contract moves into the Insured Income Stage.
Upon elective cancellation of the Benefit, elective annuitization, or full surrender of the Contract, the charge will be pro-rated for the number of days elapsed since the last charge. A pro-rated charge will not apply when a death benefit is paid.
The Benefit charge rate is disclosed in the current Index Linked Variable Income Benefit Supplement.
Fees and Expenses Incurred by the Portfolios: The Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are assessed against each Portfolio’s net assets and reflected daily by each Portfolio before it provides PALAC with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the summary prospectuses and prospectuses for the Portfolios, which can be obtained by calling 1-888-PRU-2888.
ANNUITY PAYMENT OPTION CHARGES
If you select a fixed payment option upon Annuitization, the amount of each fixed payment will depend on the Account Value of your Annuity when you elect to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a Tax Charge may apply.
EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies or reduce the portion of the Insurance Charge that is deducted as an administration charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.
Under the selling agreements, cash compensation in the form of commissions is paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made. Commissions and other cash compensation paid in relation to your Annuity do not result in any additional charge to you or to the Separate Account(s).

VALUING YOUR INVESTMENT AND INTERIM VALUE OF INDEX STRATEGIES
PROCESSING AND VALUING TRANSACTIONS
PALAC is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. Eastern Time). Generally, financial transactions received in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions received on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day.
PALAC will not process financial transactions involving purchase or redemption orders or transfers on any day that:
1.the NYSE is closed
2.trading on the NYSE is restricted;
3.an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or
4.the SEC, by order, permits the suspension or postponement for the protection of security holders.
In certain circumstances, we may need to correct the processing of an order. In such circumstances, we may incur a loss or receive a gain depending upon the price of the security when the order was executed and the price of the security when the order is corrected. With respect to any gain that may result from such order correction, we will retain any such gain as additional compensation for these correction services.
VALUING THE VARIABLE INVESTMENT SUBACCOUNTS
When you allocate Account Value to a Variable Investment Subaccount, you are purchasing Units of the Variable Investment Subaccount. Each Variable Investment Subaccount invests exclusively in shares of a Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge.
Each Valuation Day, we determine the price for a Unit of each Variable Investment Subaccount, called the “Unit Price”. The Unit Price is used for determining the value of transactions involving Units of the Variable Investment Subaccounts. The Unit Price for each Variable Subaccount is the net investment factor for that Valuation Period, multiplied by the Unit Price for the immediately preceding Valuation Day. The Unit Price for a Valuation Period applies to each Valuation Day in the Period. The net investment factor is an index that measures the investment performance of and charges assessed against, a Variable Subaccount from one Valuation Period to the next. See Appendix C for calculation of net investment factor. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Variable Investment Subaccount as of the Valuation Day. There may be several different Unit Prices for each Variable Investment Subaccount to reflect the Insurance Charge. The Unit Price for the Units you purchase will be based on the total charges that apply to your Annuity.
INTERIM VALUE OF INDEX STRATEGIES
On each Valuation Day during the year, other than the Index Strategy Start Date and Index Strategy End Date, each Index Strategy is valued using an Interim Value. The Interim Value is used to calculate amounts available for withdrawal (including systematic withdrawals), surrender, transfer, Income, Excess Income, annuitization or payment of a death claim. The Interim Value also is used to determine how much the Index Strategy Base will be reduced after a transfer, withdrawal or Benefit charge.
The Interim Value is also included in the Account Value and Surrender Value to reflect the amount in the applicable Index Strategy prior to the Index Strategy End Date. The Interim Value reflects the value of each Index Strategy taking into account the current price of the underlying Index, the time remaining until the Index Strategy End Date, and the current value of the investments we have made to fund our obligations under the Index Strategy. The Interim Value is an estimate of the current value of fixed income and derivative instruments we could purchase to assure our ability to meet our obligations to the Owner at an Index Strategy End Date. We use a portfolio of fixed income instruments and derivatives to replicate our obligations to calculate Index Credit for the Index Strategies. These derivatives are valued using the Black-Scholes Model. There are many external factors that may impact the Interim Value including changes in the Indices, changes in the interest rate environment, and volatility.
The Interim Value assesses the fair value of the assets allocated to the Index Strategy (Index Strategy Base) plus the current value of the portfolio of options utilized to replicate the performance of these Index Strategies.
The Interim Value for the applicable Index Strategy is equal to (1) + (2) where:
(1) is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated.
(2) is the current value of replicating the portfolio of options
1.The fair value of the Index Strategy Base is meant to represent the market value of the investments supporting each Index Strategy.
The Market Value Index Rate will apply on a uniform basis for a class of Owners in the same Index Strategy and will be administered in a uniform and non-discriminatory manner.

The Market Value Index Rate is the Bloomberg Barclays U.S. Intermediate Credit Index rate. The Bloomberg Barclays U.S. Intermediate Credit Index is the rate for the maturity using a set duration. The duration is set to represent the duration of the investments supporting the Index Strategy and may not match the actual length of the Index Strategy.
If the Bloomberg Barclays U.S. Intermediate Credit Index yield is not published for a particular day, then we will use the yield on the next day it is published. If the Bloomberg Barclays U.S. Intermediate Credit Index yield is no longer published, or is discontinued, then we may substitute another suitable method for determining this component of the Market Value Index Rate.
2.Current value of replicating the portfolio of options – We utilize a fair market value methodology to value replicating the portfolio of options that support this product.
For each Index Strategy, we solely designate and value options, each of which is tied to the performance of the Index associated with the Index Strategy. We use derivatives to provide an estimate of the gain or loss on the Index Strategy Base that could occur at the end of the Index Strategy Term. This estimate also reflects the impact of the Cap Rate, Participation Rate, Tier Level, Step Rate and Buffer at the end of the Index Strategy Term as well as the estimated cost of exiting the replicating options prior to the Index Strategy End Date. The valuation of the options is based on standard methods for valuing derivatives and based on inputs from third party vendors. The methodology used to value these options is determined solely by us and may vary, higher or lower, from other estimated valuations or the actual selling price of identical derivatives. Any variance between our estimated fair value price and other estimated or actual prices may be different from Index Strategy type to Index Strategy type and may also change from day to day.
See Appendix A for additional information regarding the Interim Value calculation.
EXAMPLE
Index Effective Date: 12/2/2019
Purchase Payment: $150,000
Allocated to:
1. 33% 1-Year Step Rate Plus; S&P 500; Step Rate 5%; Participation Rate 90%; Buffer 5%
2. 33% 3-Year Point-to-Point Cap Rate; S&P 500; Cap Rate 75%; Buffer 10%
3. 34% 6-Year Tiered Participation Rate; S&P 500; Tier 1 100%; Tier 2 140%; Tier Level 30%; Buffer 10%
Note on examples: months are assumed to have 30 days and years are assumed to have 365 days.

On the Index Effective Date
	Step Rate Plus	Point-to- Point Cap Rate	Tiered Part Rate
Index Strategy Term (in months)	12	36	72
Months elapsed since Index Strategy Start Date	0	0	0
Index Strategy Base	$49,500	$49,500	$51,000
Buffer	5%	10%	10%
Index Strategy rate	5%	75%	100%/140%
Months until Index Strategy End Date	12	36	72
Market Index Rate on Index Strategy Start Date	2.00%	5.00%	8.00%
Starting Index Value	1,000
Total Account Value	$150,000

Index Return is Negative
Months elapsed since Index Strategy Start Date	9	9	9
Time Remaining in Index Strategy Term (in months)	3	27	63
Index Value on Calculation Date	800
Index Return on Calculation Date	-20%
Market Index Rate on Calculation Date	3.00%	6.00%	9.00%
1. Fair Value of Index Strategy Base	$48,496.25	$46,847.82	$45,813.71
2. Options value	$(7,401.54)	$(6,166.88)	$(5,753.38)
Sum of 1 + 2	$41,094.71	$40,680.95	$40,060.33

Interim Value for each Strategy (1+2)	$41,094.71	$40,680.95	$40,060.33
Total Account Value		$121,835.99
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix A.

Index Return is Positive
Months elapsed since Index Strategy Start Date	9	9	9
Time Remaining in Index Strategy Term (in months)	3	27	63
Index Value on Calculation Date	1200
Index Return on Calculation Date	20%
Market Index Rate	3.00%	6.00%	9.00%
1. Fair Value of Index Strategy Base	$48,496.25	$46,847.82	$45,813.71
2. Options value	$8,887.29	$10,009.66	$13,519.43
Sum of 1 + 2	$57,383.54	$56,857.49	$59,333.14

Interim Value for each Strategy (1+2)	$57,383.54	$56,857.49	$59,333.14
Total Account Value	$173,574.17
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix A.
The following Examples are applicable in Pennsylvania.
EXAMPLE
Index Effective Date: 12/2/2019

Purchase Payment: $150,000
Allocated to:
4. 33% 1-Year Point-to-Point Cap Rate; S&P 500; Cap Rate 17%; Buffer 10%
5. 33% 3-Year Point-to-Point Cap Rate; S&P 500; Cap Rate 75%; Buffer 10%
6. 34% 6-Year Tiered Participation Rate; S&P 500; Tier 1 100%; Tier 2 140%; Tier Level 30%; Buffer 10%
Note on examples: months are assumed to have 30 days and years are assumed to have 365 days.

On the Index Effective Date
	Point-to-Point Cap Rate	Point-to- Point Cap Rate	Tiered Part Rate
Index Strategy Term (in months)	12	36	72
Months elapsed since Index Strategy Start Date	0	0	0
Index Strategy Base	$49,500	$49,500	$51,000
Buffer	10%	10%	10%
Index Strategy rate	17%	75%	100%/140%
Months until Index Strategy End Date	12	36	72
Market Index Rate on Index Strategy Start Date	2.00%	5.00%	8.00%
Starting Index Value	1,000
Total Account Value	$150,000

Index Return is Negative
Months elapsed since Index Strategy Start Date	9	9	9
Time Remaining in Index Strategy Term (in months)	3	27	63
Index Value on Calculation Date	800
Index Return on Calculation Date	-20%
Market Index Rate on Calculation Date	3.00%	6.00%	9.00%
1. Fair Value of Index Strategy Base	$49,082.84	$47,199.12	$45,965.59
2. Options value	$(5,155.19)	$(6,166.88)	$(5,753.38)
Interim Value for each Strategy (1+2)	$43,927.65	$41,034.24	$40,212.21
Total Account Value		$125,174.10
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix A.

Index Return is Positive
Months elapsed since Index Strategy Start Date	9	9	9
Time Remaining in Index Strategy Term (in months)	3	27	63
Index Value on Calculation Date	1200
Index Return on Calculation Date	20%
Market Index Rate	3.00%	6.00%	9.00%
1. Fair Value of Index Strategy Base	$49,082.84	$47,199.12	$45,965.59
2. Options value	$7,583.70	$10,009.66	$13,519.43
Interim Value for each Strategy (1+2)	$56,666.54	$57,208.78	$59,485.02
Total Account Value	$173,360.34
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix A.

PURCHASING YOUR ANNUITY
DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY
Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.
1.Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if both Owners instruct us in a written form that we find acceptable to allow one Owner to act independently on behalf of both Owners we will permit one Owner to do so. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the “Glossary of Terms” for a complete description of the term “Owner.” Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).
2.Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. In limited circumstances and where allowed by law, we may allow you to name one or more “Contingent Annuitants” with our prior approval. Generally, a Contingent or Joint Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. If an Annuitant who is not an Owner predeceases any Owner who is a natural person, not an entity: (a) if a Joint Annuitant is designated and alive, the Joint Annuitant becomes the Annuitant; (b) if no Joint Annuitant is designated and alive, the designated Contingent Annuitant becomes the Annuitant; (c) If no Contingent Annuitant is designated or alive, the Owner becomes the Annuitant; or (d) If no Joint Annuitant or Contingent Annuitant is designated or alive and there are multiple Owners who are natural persons, the oldest of such Owners becomes the Annuitant.
3.Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary’s relationship to you. If you use a class designation in lieu of designating individuals (e.g. “surviving children”), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If the Beneficiary dies after the death of the decedent, but before the Death Benefit proceeds are paid, the Death Benefit proceeds will be payable to the Beneficiary’s estate upon our receipt of Due Proof of Death of the decedent. If no Beneficiary is alive when the Death Benefit proceeds are determined or there is no Beneficiary designation, the Death Benefit proceeds will be paid to you or your estate. For an Annuity that designates a custodian or a plan as Owner, the custodian or plan must also be designated as the Beneficiary. If an Annuity is co-owned by spouses, we do not offer Joint Tenants with Rights of Survivorship (JTWROS). Both owners would need to be listed as the primary beneficiaries for the surviving spouse to maintain the contract, unless you elect an alternative Beneficiary designation.
Your right to make certain designations may be limited if your Annuity is to be used as an IRA, or other “qualified” investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.
Age Restrictions: Unless we agree otherwise and subject to our rules, in order to issue the annuity, we must receive the application, in Good Order, before the oldest of the Owner(s) and Annuitant(s) turns 81 years old. The broker-dealer firm through which you are purchasing an Annuity may impose a younger maximum issue age than what is described above – check with the broker-dealer firm for details. The “Annuitant” refers to the natural person upon whose life annuity payments payable to the Owner are based.
REQUIREMENTS FOR PURCHASING THE ANNUITY
We may apply certain limitations, restrictions, and/or underwriting standards as a condition of our issuance of an Annuity and/or acceptance of Purchase Payments. The current limitations, restrictions and standards are described below. We may change these limitations, restrictions and standards in the future.
Purchase Payment: Unless we agree otherwise and subject to our rules, the Annuity has a required minimum Purchase Payment of $25,000. The Annuity is a single premium contract which means any additional Purchase Payments will not be accepted once the Annuity has been issued.
All Purchase Payments making up the single premium are required prior to issuing the Annuity. Purchase Payments must be received within [60] days of the application signed date. The Purchase Payments will remain uninvested until all monies are received and the Annuity is issued. We will issue your Annuity and allocate your complete Purchase Payment within two Business Days after we receive your complete Purchase Payment and all information that we require for the purchase of an Annuity in Good Order. We reserve the right to reject a Purchase Payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your initial Purchase Payment, the Annuity will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non-interest bearing account until the Issue Date.
No Purchase Payment will be accepted after the Annuity has been issued. You may allocate your complete Purchase Payment only to Index Strategies at issue. The Issue Date and Index Effective Date will always be the same.
We must approve any complete Purchase Payment where the total amount equals $1,000,000 or more with respect to the Annuity including any other Annuity you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payment with respect to the Annuity and all other Annuities owned by the new Owner would equal or exceed that $1,000,000 threshold.

Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Owner’s ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, surrenders, total withdrawals, death benefits, or Annuity payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.
Except as noted below, Purchase Payments making up the complete Purchase Payment must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to PALAC. Purchase Payments making up the complete Purchase Payment may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments making up the complete Purchase Payment may be transmitted to PALAC by wiring funds through your Financial Professional’s broker-dealer firm. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.
Once we accept your application and complete Purchase Payment, we allocate your Purchase Payment, upon receipt, in your Annuity according to your instructions.
We are required to allocate your complete Purchase Payment within two (2) Valuation Days after we receive the complete Purchase Payment in Good Order at our Service Office. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment(s) while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment(s) to you at that time, unless you specifically consent to our retaining the Purchase Payment(s) while we gather the required information. Once we obtain the required information, we will invest the complete Purchase Payment and issue an Annuity within two (2) Valuation Days.
As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your complete Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. Once your purchase is approved by the firm, we will process your complete Purchase Payment as described above. These arrangements are subject to a number of regulatory requirements, including that customer funds will be deposited in a segregated bank account and held by the insurer until such time that the insurer is notified of the firm’s principal approval and is provided with the application, or is notified of the firm principal’s rejection. In addition, the insurer must promptly return the customer’s funds at the customer’s request prior to the firm’s principal approval or upon the firm’s rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. Owners will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to claims of our general creditors.
Allocation of Purchase Payment
Issuance of an Annuity represents our acceptance of the complete Purchase Payment. You may allocate your Purchase Payment to Index Strategies only. Allocations must be made in whole percentages and must equal 100%.
If the Index Effective Date is not a Valuation Day, the initial index value for the Index Effective Date will be the following Valuation Day that the Index is calculated and published.
Holding Account. The Holding Account is the PSF PGIM Government Money Market Portfolio. You may allocate to the PSF PGIM Government Money Market Portfolio only after the Issue Date. While the PSF PGIM Government Money Market Portfolio is the Holding Account for transfers out of Index Strategies mid-term, you may also allocate Account Value to the Portfolio during the Savings Stage after the Issue Date. The Portfolio is not available for allocation during the Income Stage.

Rate Determination.
In order for you to receive the rates associated with the Index Strategies reflected on the rate sheet found on our website at www.prudential.com, your Annuity application must be signed on or after the date set forth on the rate sheet and before a new rate sheet is established. From the date you sign your Annuity application, we must also receive that paperwork in Good Order within 15 calendar days, and the new Annuity must be issued within 45 calendar days from the date the application was signed. If these conditions are not met, and you decide to proceed with the purchase of the Annuity, you will receive the Index Strategy rates that are in effect on your Issue Date. Under certain circumstances we may waive these conditions or extend these time periods in a nondiscriminatory manner.
Applicable Income Percentage and Income Deferral Rates are disclosed in the current Index Linked Variable Income Benefit Supplement.
RIGHT TO CANCEL
You may cancel (or “Free Look”) your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. If the Annuity is a replacement contract, you may cancel your Annuity using the same method within thirty days beginning on the date the contract is received by the owner, or any longer period as may be required by applicable law in the state where the contract is delivered or issued for delivery.
Subject to applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or Tax Charges deducted from the Purchase Payment upon allocation to the

Annuity or imposed under the Annuity, less any applicable federal and state income tax withholding. However, where we are required by applicable law to return the complete Purchase Payment, we will return the greater of Account Value and the complete Purchase Payment.
Scheduled Transactions: Scheduled transactions include Systematic Withdrawals, Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, annuity payments, Benefit charges and fees that are assessed daily as a percentage of the net assets of the Variable Investment Subaccounts. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, annuity payments and fees that are assessed daily as a percentage of the net assets of the Variable Investment Subaccounts only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.
Unscheduled Transactions: “Unscheduled” transactions include any other non-scheduled transfers and requests for partial withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner’s signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in “Processing and Valuing Transactions”
Speculative Investing: Do not purchase the Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing the Annuity, you represent and warrant that you are not using the Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.
Currently, we will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including but not limited to: corporations, partnerships and endowments. Further, we will only issue an Annuity, allow changes of ownership and/or permit assignments to certain ownership types if the Annuity is held exclusively for the benefit of the designated Annuitant. You may name as Owner of the Annuity a grantor trust with one grantor only if the grantor is designated as the Annuitant. You may name as Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the oldest grantor is designated as the Annuitant. We will not issue Annuity to grantor trusts with more than two grantors.

MANAGING YOUR ANNUITY
CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS
In general, you may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order which will be effective upon receipt at our Service Office. Note that special rules apply for Owner, Annuitant and Beneficiary designations under the Benefit. See the “Index Linked Variable Income Benefit” section above for information.
As of the Valuation Day we receive an ownership change, including an assignment, any systematic withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office. Some of the changes we will not accept include, but are not limited to:
1.a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner’s death;
2.a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;
3.a new Annuitant prior to the Annuity Date if the Owner is an entity;
4.a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of Spousal Continuation;
5.any permissible designation change if the change request is received at our Service Office after the Annuity Date;
6.a new Owner or Annuitant that is a certain ownership type, including but not limited to corporations, partnerships, endowments, or grantor trusts with more than two grantors; and
7.a new Annuitant for an Annuity issued to a grantor trust where the new Annuitant is not the oldest grantor of the trust.
If there is a change of Owner or Annuitant, the Latest Annuity Date will be based on the age of the oldest Owner or Annuitant once the change is made. The Annuity Date must: (a) be on or after the Earliest Annuity Date and on or before the new Latest Annuity Date; and (b) must be consistent with applicable laws and regulations at the time.
Unless designated as "irrevocable", you may instruct us to change the Beneficiary. An irrevocable Beneficiary is one whose written consent is needed before you can change the Beneficiary or exercise certain other rights.
In general, you may change the Owner, Annuitant and Beneficiary designations as indicated above, and also may assign the Annuity. We will allow changes of ownership and/or assignments only if the Annuity is held exclusively for the benefit of the Annuitant, Joint Annuitant or Contingent Annuitant. We accept assignments of nonqualified Annuities only.
An Owner may seek to transfer ownership of the Annuity, subject to the interest of any assignee or beneficiary of record. We assume no responsibility for the validity or tax consequences of any change of ownership.
We reserve the right to reject any proposed change of Owner, Annuitant, or Beneficiary, as well as any proposed assignment of the Annuity.
We will reject a proposed change where the proposed Owner, Annuitant, Beneficiary or assignee is any of the following:
1.a company(ies) that issues or manages viatical or structured settlements;
2.an institutional investment company;
3.an Owner with no insurable relationship to the Annuitant, Joint Annuitant, or Contingent Annuitant (a “Stranger-Owned Annuity” or “STOA”); or
4.a change in designation(s) that does not comply with or that we cannot administer in compliance with Federal and/or state law.
We will implement this right on a non-discriminatory basis and to the extent allowed by state law but are not obligated to process your request within any particular timeframe.
Death Benefit Upon Change of Owner or Annuitant. If there is a change of Owner or Annuitant, the Return of Purchase Payments Death Benefit will no longer apply to the new Owner or Annuitant and the amount of the Death Benefit will be equal to the Account Value on the date we receive Due Proof of Death unless otherwise specified in the “Death Benefits” section of the prospectus.
Spousal Designations
If an Annuity is co-owned by spouses, we do not offer Joint Tenants with Rights of Survivorship (JTWROS). Both owners would need to be listed as the primary beneficiaries for the surviving spouse to maintain the contract, unless you elect an alternative Beneficiary designation. Note that any division of your Annuity due to divorce will be treated as a withdrawal and CDSC may apply. If CDSC is applicable, it cannot be divided between the Owner and the non-Owner ex-spouse. The non-Owner ex-spouse may decide whether he or she would like to use the withdrawn funds to purchase a new Annuity that is then available to new Owners. Please consult with your tax adviser regarding your personal situation if you will be transferring or dividing your Annuity pursuant to a divorce.

The federal and state tax law provisions applicable to an opposite sex spouse will also apply to a same sex spouse. Please note that a civil union or registered domestic partnership is generally not recognized as a marriage.
Contingent Annuitant
Where the Annuity is held by a Custodial Account, an account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code (or any successor Code section thereto) (“Custodial Account”) the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Death Benefit will be payable. If the Contingent Annuitant is the spouse, then the spouse may elect to receive the Death Benefit or continue the Annuity. If the Contingent Annuitant spouse elects to continue the Annuity, the Death Benefit payable will equal the Death Benefit described in the Spousal Continuation section of the Death Benefits section of this prospectus. See “Spousal Continuation of Annuity” in “Death Benefits” for more information about how the Annuity can be continued by a Custodial Account, including the amount of the Death Benefit.
Joint Annuitant
Generally, if a Nonqualified Annuity is owned by an entity and the entity has named a Joint Annuitant, the Death Benefit will payable upon the death of the first Annuitant. Unless we agree otherwise, the Annuity is only eligible to have a Joint Annuitant designation if the entity which owns the Annuity is (1) a plan described in Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); or (2) an entity described in Code Section 72(u)(1) (or any successor Code Section thereto).

MANAGING YOUR ACCOUNT VALUE
REALLOCATIONS/TRANSFER GUIDELINES
During the Savings Stage, you may transfer Account Value between Variable Investment Subaccounts we make available at any time, subject to the restrictions outlined below. On each Index Anniversary Date, you may reallocate Account Value allocated to Variable Investment Subaccounts we make available and any Index Strategy(ies) that has reached an Index Strategy End Date into any available Index Strategy.
During the Income Stage, you may only allocate to the 1-year Point-to-Point with Cap Index Strategies and may not allocate to any Variable Subaccount.
You will receive a Reallocation Notice 30 days prior to each Index Anniversary Date. You must provide instructions for reallocation (by any method allowable) by the Index Anniversary Date. The reallocation will be processed on the Index Anniversary Date. You will be able to make reallocation selections via mail, phone, or through online access.
You may not reallocate to an Index Strategy where the Index Strategy End Date is after your Maximum Annuity Date. If there is less than one year until the Maximum Annuity Date. we will transfer that Account Value to the Holding Account using the Interim Value, if applicable.
The minimum required amount allocated to any Index Strategy is $2,000. The minimum required amount allocated to any Variable Investment Subaccount is $20.
During the Savings Stage, you may partially or fully transfer out of an Index Strategy before the Index Strategy End Date, but you will do so at the Interim Value of the Index Strategy. See “Interim Value” for more information. The funds transferred from an Index Strategy before the Index Strategy End Date may only be transferred to Variable Investment Subaccounts. If you wish to transfer to another Index Strategy, after transferring to the Variable Investment Subaccounts, you must wait until the next Index Anniversary Date.
The Interim Value rules do not apply in the following situations during the Savings Stage.

From Account	To Account	Any Time	Index Strategy End Date Only
Variable Investment Subaccount (including Holding Account)	Variable Investment Subaccount (including Holding Account)	X
Variable Investment Subaccount (including Holding Account)	Index Strategy		X
Index Strategy	Variable Investment Subaccount (including Holding Account)		X
Index Strategy	Index Strategy		X
Default Reallocations/Transfers
If you do not respond to the Reallocation Notice, any Index Strategy that has reached an Index Strategy End Date will automatically renew into the same Index Strategy. During the Saving Stage, if the same Index Strategy is no longer available, the amount will be transferred into the Holding Account, and the amount may be transferred among the Variable Investment Subaccounts at any time or into another Index Strategy on the next Index Anniversary Date. During the Income Stage, if the current Index Strategy is no longer available and we have no additional instructions, we will automatically transfer these amounts into the Index Strategy with, in order of priority, the shortest Term, the highest Buffer, and the lowest Cap Rate. You must provide instructions for reallocation by the Index Anniversary Date.
We reserve the right to stop offering any Index Strategy at any time.
Restrictions on Transfers between Variable Investment Subaccounts
During the Savings Stage, you may transfer Account Value between Variable Investment Subaccounts we make available subject to the restrictions outlined below. Transfers are not subject to taxation on any gain.
Frequent transfers among Variable Subaccounts in response to short-term fluctuations in markets, sometimes called “market timing,” can make it very difficult for a portfolio manager to manage a portfolio’s investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by a Portfolio (e.g., by the Portfolio’s Portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

1.With respect to each Subaccount (other than the Holding Account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Subaccount, and within 30 calendar days thereafter transfer (the “Transfer Out”) all or a portion of that amount into another Subaccount, then upon the Transfer Out, the former Subaccount becomes restricted (the “Restricted Subaccount”). Specifically, we will not permit subsequent transfers into the Restricted Subaccount for 90 calendar days after the Transfer Out if the Restricted Subaccount invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Subaccount invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs; (ii) do not count any transfer that solely involves the Holding Account; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.
2.We reserve the right to effect transfers on a delayed basis for all Annuities in accordance with our rules regarding frequent transfers. That is, we may price a transfer involving the Subaccounts on the Valuation Day subsequent to the Valuation Day on which the transfer request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.
If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.
There are owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than Annuity Owners who are subject to such limitations. Finally, there are owners of other variable annuity contracts or variable life contracts that are issued by PALAC as well as other insurance companies that have the same underlying mutual fund Portfolios available to them. Since some Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying Portfolio (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all Owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between Variable Investment Subaccounts that are discussed above, if the Financial Professional manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all Owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any Owner.
Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity. The Portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter or its transfer agent that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Owners (including an Owner’s TIN number), and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Owners who violate the excessive trading policies established by the Portfolio. In addition, you should be aware that some Portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus Annuity Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios.
A Portfolio also may assess a short-term trading fee (also referred to as “redemption fee”) in connection with a transfer out of the Subaccount investing in that Portfolio that occurs within a certain number of days following the date of allocation to the Subaccount. Each Portfolio determines the amount of the short-term trading fee and when the fee is imposed. The fee is retained by or paid to the Portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no Portfolio has adopted a short-term trading fee.
FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS
If you have provided the necessary authorization on the application for your Annuity, the individual who signed the application for your Annuity may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Variable Investment Subaccounts and Index Strategies. We refer to this person as your Financial Professional. We will follow all instructions received from authorized persons in the order in which we receive them. If your Financial Professional has this authority, we deem that all such transactions that are directed by your Financial Professional, as applicable, with respect to your Annuity have been authorized by you. You will receive a confirmation of any financial transaction involving your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Variable Investment Subaccounts and Index Strategies available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions.

Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between Variable Investment Subaccounts that are discussed in the section below titled “Restrictions on Transfers Between Variable Investment Subaccounts.” We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudential.com). Limitations that we may impose on your Financial Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on his or her own behalf, except as otherwise described in this prospectus.

ACCESS TO ACCOUNT VALUE
TYPES OF DISTRIBUTIONS AVAILABLE TO YOU
You can access your Account Value through partial withdrawals, Income Withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. Any withdrawals (including Required Minimum Distributions) prior to the Income Effective Date will have no impact on future Income amounts except in the reduction of the Account Value, which is used to set the initial Annual Income Amount on the Income Effective Date.
You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct any Tax Charge that applies. If a withdrawal is taken from an Index Strategy before the Index Strategy End Date, the withdrawal will be based on the Interim Value. See “Interim Value” for more information. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called “Free Withdrawals.” Unless you notify us differently as permitted, partial withdrawals will be deducted first from any Variable Investment Subaccounts on a pro-rata basis. Only when the Variable Investment Subaccounts have been depleted will any remaining withdrawal amount be deducted from the Index Strategies, also on a pro-rata basis. The Owner can also request self-directed withdrawals from Variable Investment Subaccounts and Index Strategies of their choosing. Each of these types of distributions is described more fully below.
PARTIAL WITHDRAWALS AND INTERIM VALUE OF INDEX STRATEGIES
Any time a partial withdrawal occurs between Index Strategy Start and End Dates, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value. A proportional reduction in your Index Strategy Base could be larger than the dollar amount of the withdrawal when the Index Strategy Base is greater than the Interim Value. Here are examples where the Index Strategy Base is less than the Interim Value and then exceeds the Interim Value:
Example 1:
Index Strategy Start Date: 9/1/2019
Index Strategy Base: $50,000

Withdrawal Date: 3/1/2020
Interim Value: $70,000
Withdrawal: $50,000 gross

Withdrawal divided by Interim Value: $50,000 / $70,000 = 71.429%
Index Strategy Base Adjustment Amount: $50,000 x 71.429% = $35,714.29
Index Strategy Base after Withdrawal: $50,000 - $35,714.29 = $14,285.71

Example 2:
Index Strategy Base: $14,285.71

Withdrawal Date: 5/1/2020
Interim Value: $14,000
Withdrawal: $14,000 gross

Withdrawal divided by Interim Value: $14,000 / $14,000 = 100%
Index Strategy Base Adjustment Amount: $14,285.71 x 100% = $14,285.71
Index Strategy Base after Withdrawal: $14,285.71 – $14,285.71 = $0
TAX IMPLICATIONS FOR DISTRIBUTIONS FROM NONQUALIFIED ANNUITY
Prior to Annuitization
For federal income tax purposes, a distribution prior to Annuitization is deemed to come first from any “gain” in your Annuity and second as a return of your “cost basis”, if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer’s age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax adviser for advice before requesting a distribution.
During the Annuitization Period
During the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have “exclusionary rules” that we use to determine what portion of each annuity payment should be treated as a return of any cost basis you have in your Annuity. Once the cost basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The cost basis in your Annuity may be based on the cost basis from a prior contract in the case of a Section 1035 exchange or other qualifying transfer.

There may also be tax implications on distributions from qualified Annuities. See “Tax Considerations” for information about qualified Annuities and for additional information about nonqualified Annuities.
FREE WITHDRAWAL AMOUNTS
The Free Withdrawal amount is the amount that can be withdrawn from your Annuity each Annuity Year without the application of any CDSC. Within the CDSC period, the Free Withdrawal amount is equal to 10% of the Purchase Payment during the first Annuity Year and 10% of the Account Value on the previous Contract Anniversary Date after the first Annuity Year. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a Free Withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.
1.The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity.
2.You can also make partial withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.
Your withdrawal will include the amount of any applicable CDSC. You can request a partial withdrawal as either a “gross” or “net” withdrawal. In a “gross” withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. Therefore, you may receive less than the dollar amount you specify. In a “net” withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. If you do not provide instruction on how you want the withdrawal processed, we will process the withdrawal as a gross withdrawal. We will deduct the partial withdrawal from your Account Value in accordance with your instructions.
SYSTEMATIC WITHDRAWALS
Our systematic withdrawal program is an administrative program designed for you to withdraw a specified amount from your Annuity on an automated basis at the frequency you select. This program is available to you at no additional charge. We may cease offering this program or change the administrative rules related to the program at any time on a non-discriminatory basis.
If you establish a systematic withdrawal program to make withdrawals of the Annual Income Amount, we will automatically increase or decrease the withdrawal amounts each year as the Annual Income Amount is recalculated.
You may not have a systematic withdrawal program, as described in this section, if you are receiving substantially equal periodic payments under Sections 72(t) and 72(q) of the Code or Required Minimum Distributions.
You may terminate your systematic withdrawal program at any time. Ownership changes to, and assignment of, your Annuity will terminate any systematic withdrawal program on the Annuity as of the effective date of the change or assignment. Requesting partial withdrawals while you have a systematic withdrawal program may also terminate your systematic withdrawal program as described below.
Systematic withdrawals can be made from your Account Value allocated to the Index Strategies or Variable Subaccounts. Please note that systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal. In addition, systematic withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information. Any time a systematic withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value.
The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal.
In the absence of instructions, systematic withdrawals will be taken on a pro-rata basis from all Variable Investment Subaccounts until the Variable Investment Subaccounts have been depleted, and then they will be taken pro-rata from all the Index Strategies.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE
If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of “substantially equal periodic payments.” For Annuities issued as nonqualified Annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC. In addition, systematic withdrawals under Sections 72(t)/72(q) taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information. Any time a systematic withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.
You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.
Please note that if a withdrawal under Sections 72(t) or 72(q) is scheduled to be effected between the last Valuation Day prior to December 25th and December 31st of a given year, then we will implement the withdrawal on the last Valuation Day prior to December 25th of that year.
REQUIRED MINIMUM DISTRIBUTIONS
Required Minimum Distributions are a type of systematic withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner’s lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC (if applicable) on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the Required Minimum Distribution rules in relation to other savings or investment plans under other qualified retirement plans. In addition, Required Minimum Distribution withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information. Any time a Required Minimum Distribution withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value.
The amount of the Required Minimum Distribution for your particular situation may depend on other Annuity, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.
If withdrawals for the amount of your Required Minimum Distribution are paid out through a program of systematic withdrawals that we make available, such withdrawals will not be considered Excess Income during the Income Stage even if the amount of your Required Minimum Distribution exceeds the available Annual Income Amount. Under the systematic withdrawal program, we will pay out the greater of your Required Minimum Distribution as of the end of the prior calendar year and your Annual Income Amount as of the prior Index Anniversary Date. You may elect to have your Required Minimum Distribution paid out monthly, quarterly, semi-annually or annually. Once the frequency of distributions is elected, it cannot be changed.
If you choose to take your Required Minimum Distribution from this Annuity, unless we receive other instructions from you, we will take each Required Minimum Distribution first pro-rata from the Variable Investment Sub-Accounts in which your Account Value is allocated. Once the Account Value in all Variable Investment Sub-Accounts has been depleted, we will deduct any remaining Required Minimum Distribution pro-rata from the Index Strategy in which you have Account Value allocated. If the amount of the Required Minimum Distribution reduces your Account Value below $2,000, we may treat the distribution as a full Surrender of the Annuity. After the Annuity Date, we will view the annuity payments as your Required Minimum Distributions with respect to the Annuity.
You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution rules under the Code.
In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.
Please note that if a Required Minimum Distribution is scheduled to be effected between the last Valuation Day prior to December 25th and December 31st of a given year, then we will process the Required Minimum Distribution on the last Valuation Day prior to December 25th of that year.
See “Tax Considerations” for a further discussion of Required Minimum Distributions.
Medically-Related Surrenders & Death Benefits: Medically-Related Surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.
We generally pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Office.

WITHDRAWALS DURING THE INCOME STAGE
Income Withdrawals. Income Withdrawals reduce the Annual Income Amount available during an Annuity Year by the amount of the Withdrawal. Income Withdrawals during an Annuity Year that, in total, do not exceed the Annual Income Amount are not subject to any Contingent Deferred Sales Charges. Any unused Annual Income Amount cannot be carried over for use in future years.
Excess Income Withdrawals. Each withdrawal of Excess Income, including any applicable Contingent Deferred Sales Charge, proportionally reduces the Annual Income Amount for future years. Each proportional reduction is calculated by multiplying the Annual Income Amount by the ratio of Excess Income to the Account Value immediately after the withdrawal of any Annual Income Amount and before the withdrawal of the Excess Income. A withdrawal of Excess Income that brings your Account Value to $0, will result in termination of the Benefit and the Annuity.
Required Minimum Distributions. A Required Minimum Distribution is considered an Income Withdrawal from the Annuity during the Income Stage. The following rules apply with respect to a Required Minimum Distribution withdrawal.
If withdrawals for the amount of your Required Minimum Distribution are paid out through a program of systematic withdrawals that we make available, such withdrawals will not be considered Excess Income during the Income Stage even if the amount of your Required Minimum Distribution exceeds the available Annual Income Amount. Under the systematic withdrawal program, we will pay out the greater of your Required Minimum Distribution as of the end of the prior calendar year and your Annual Income Amount as of the prior Index Anniversary Date. You may elect to have your Required Minimum Distribution paid out monthly, quarterly, semi-annually or annually. Once the frequency of distributions is elected, it cannot be changed. Any additional withdrawals, if any, will be treated as Excess Income.
For purposes of this provision, Required Minimum Distributions are determined based on the value of this Annuity, and do not include the value of any other annuities, savings or investments subject to the Required Minimum Distribution rules. In any Annuity Year that the Required Minimum Distribution is greater than the Annual Income Amount, the excess amount of Income Withdrawals you make that exceed the Required Minimum Distribution amount calculated by us based on the value of this Annuity will be treated as Excess Income.
In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution, if not for the suspension, as eligible for treatment under this provision.

SURRENDERS
SURRENDER VALUE
During the Savings Stage and Income Stage, you can surrender your Annuity at any time and will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any pro-rated Benefit charge, and any applicable Tax Charges.
We apply as a threshold, in certain circumstances, a minimum Surrender Value of $2,000. We will not allow you to take any withdrawals that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value. See “Annuity Options” later in this prospectus for information on the impact of the minimum Surrender Value at annuitization.
Your Surrender Value taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information.
MEDICALLY-RELATED SURRENDERS
Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related “Contingency Event” as described below (a “Medically-Related Surrender”). The availability and requirements of such a surrender and waiver may vary by state.
If you request a full surrender under the Medically Related Surrender provision, the amount payable will be your Account Value as of the date we receive, in Good Order, your request to surrender your Annuity. For a Medically-Related Surrender taken from an Index Strategy before the Index Strategy End Date, the surrender will be based on the Interim Value. Although a CDSC will not apply to qualifying Medically-Related Surrenders, please be aware that a withdrawal from the Annuity before you have reached age 59½ may be subject to a 10% additional tax and other tax consequences – see “Tax Considerations” later in this prospectus.
This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:
1.If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the “Contingency Event” described below in order to qualify for a Medically-Related Surrender;
2.If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
3.If the Owner is one or more natural persons, all such Owners must also be alive at such time;
4.We must receive satisfactory proof of the Owner’s (or the Annuitant’s if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us;
5.no additional Purchase Payments can be made to the Annuity; and
6.Proceeds will only be sent by check or electronic fund transfer directly to the Owner.
We reserve the right to impose a maximum amount of a Medically-Related Surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of Medically-Related Surrenders you have taken previously under the Annuity and any other Annuity we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible Medically-Related Surrender. A “Contingency Event” occurs if the Owner (or Annuitant if entity-owned) is:
1.first confined in a “Medical Care Facility” after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically-Related Surrender request at our Service Office; or
2.first diagnosed as having a “Fatal Illness” after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a licensed physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.
“Fatal Illness” means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. “Medical Care Facility” means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records. This waiver is not currently available in California and Massachusetts.

ANNUITY OPTIONS
Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option. We currently make annuity options available that provide fixed annuity payments only. Fixed annuity payments provide the same amount with each payment. You must annuitize your entire Account Value; partial Annuitizations are not allowed. If you annuitize between Index Anniversary Dates, your annuity payments taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. See “Interim Value” for more information.
You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first, the Maximum Annuity Date, and no earlier than the earliest permissible Annuity Date. Your choice of Annuity Date and Annuity Option may be limited, depending on your use of the Annuity. If you do not request an earlier Annuity Date in writing, then your Annuity Date will be the Latest Annuity Date. You may choose one of the annuity options described below, and the frequency of annuity payments. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years). You may change your choices up to 30 days before the Annuity Date. We must receive your request in Good Order.
If needed, we will require proof in Good Order of the Annuitant’s age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant.
On the Annuity Date we apply the Account Value, less any applicable Tax Charges, to the Annuity Option you select. If you have not selected an Annuity Option, the default Annuity Option will be Option 1 with a certain period of 120 months (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables).
If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2,000 on the Annuity Date.
Once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option and you may no longer receive the Death Benefits as described below. See the “Death Benefits” section of this prospectus.
Please note that you may not annuitize under one of the Fixed Annuity Options within the first three Annuity Years (except as otherwise specified by applicable law).
Fixed Annuity Options
We currently make annuity options available that provide fixed annuity payments only.
Option 1
Life Income Annuity Option with a Period Certain - Under this option, income is payable equally monthly, quarterly, semiannually, or annually for the Annuitant’s life or a period certain, subject to our then current rules, whichever is longer. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the annuity option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.
Option 2
Joint Life Annuity Option - Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.
Other Annuity Options We May Make Available
At the Annuity Date, we may make available other annuity options not described above. However, Options 1 and 2 above will always remain available. The additional options we currently offer are:
1.Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.
2.Joint Life Annuity Option with a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.
3.Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen (the “period certain”), up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the annuity option becomes effective, as computed under applicable IRS tables). For qualified annuities, the period certain option may be limited to 10 years or less depending on the circumstances. The annuity payments may be made equally monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies before the end of the period certain, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.
We reserve the right to cease offering any of these other annuity options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity options. If there is a misstatement of age or sex on which life annuity rates are calculated and we have to make a correction/adjustment to prior payments, we will use an interest rate up to [6]% to remedy any underpayments and, for overpayments, up to [6]% will be deducted from future amounts payable by us under your Annuity.
ANNUITIZATION UNDER THE BENEFIT

Elective Annuitization. Under the Benefit, prior to your Account Value reaching $0, you may elect to annuitize your Annuity. You can elect to:

(1)apply your Account Value, less any applicable Tax Charges, to any annuity payment option available in the “Annuity Payout Options” section of the Annuity or any other Annuity Option we make available; or

(2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount on that date at the frequency selected. In the year in which the Elective Annuitization stage is entered the only payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. Annuity payments will be paid to you at the frequency selected beginning on the next Valuation Day. We will continue to make such payments until the later of the death of the Protected Life or the remaining Joint Protected Life. The amount of the annuity payments will not change after annuity payments have begun and you will no longer have access to your Account Value.

We must receive your request at our Service Office in Good Order. Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.
We may limit the length of any annuity payout option including, but not limited to, any default option and any period certain, to conform to applicable tax rules.
We may offer other Annuity options for payment of the Annual Income Amount. Any such additional options will be offered to all annuity purchasers in the same class of annuity, in a non-discriminatory manner. You will be notified of any such options available to you.

Default Annuitization. Prior to your Account Value reaching $0, if annuity payments are to begin under the terms of the Annuity, we will make equal monthly annuity payments beginning on the first day of the month on or immediately following the date that your annuity payments are set to begin as:
•a joint life and last survivor fixed annuity when both Joint Protected Lives are living and each other’s spouse on the date annuity payments begin, or
•a single life fixed annuity if the Protected Life is living or only one of the Joint Protected Lives are living when annuity payments would otherwise begin with 120 payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable Internal Revenue Service tables) using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in the Annuity.
The amount that will be applied to provide such annuity payments under the default annuity payment option will be the greater of:
(1)    the present value of future applicable Annual Income Amount payments at the last determined Annual Income Amount as of the     Annuity Date. Such present value will be calculated using the same basis that is used to calculate the greater of the current and the guaranteed annuity rates in the Annuity; and
(2)    the Account Value.
We may limit the length of any annuity payout option including, but not limited to, any default option and any period certain, to conform to applicable tax rules.
We may offer other Annuity options for payment of the Annual Income Amount. Any such additional options will be offered to all annuity purchasers in the same class of annuity, in a non-discriminatory manner. You will be notified of any such options available to you.

DEATH BENEFITS
TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT
The Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If a Contingent Annuitant was designated before an Annuitant’s death and the Annuitant dies, and the Contingent Annuitant is the spouse, then the spouse Contingent Annuitant may choose to become the Annuitant and continue the contract, in which case a Death Benefit will not be paid, or elect to receive the Death Benefit. If a Nonqualified Annuity is owned by an entity (for example, a non-natural person), the Death Benefit is payable upon the first Annuitant’s death. The person upon whose death the Death Benefit is paid is referred to below as the “decedent”. A Death Benefit is payable only if your Account Value at the time of the decedent’s death is greater than zero. Death claims taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. See “Interim Value” for more information.
Where an Annuity is issued to a trust, and such trust is characterized as a grantor trust under the Code, such Annuity shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity held by a natural person. At this time, we will not issue an Annuity to grantor trusts with more than two grantors.
You may name as the Owner of the Annuity a grantor trust with one grantor only if the grantor is designated as the Annuitant. You may name as the Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the oldest grantor is designated as the Annuitant. We will not issue the Annuity to grantor trusts with more than two grantors. If co-grantors are named, the second grantor may be designated as Joint Annuitant. If a non-Annuitant co-grantor passes away, then the Death Benefit will not be payable.
We determine the amount of the Death Benefit as of the date we receive Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.
Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus under “Payment of Death Benefits” below.
After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the Holding Account. However, between the date of death and the date that we transfer any remaining Death Benefit to the Holding Account, the amount of the Death Benefit is subject to market fluctuations (net of the Insurance Charge).
COMMON DISASTER -- If an Owner and a Beneficiary die in a common disaster, it must be proved to our satisfaction that the Owner died first and the Beneficiary survived the Owner(s) (or Annuitant if entity owned) by at least 30 days. In this situation, the Death Benefit proceeds will be payable to the Beneficiary’s estate upon our receipt of Due Proof of Death of the Decedent. When there is insufficient evidence to determine the order of death, then, unless prohibited by law, we will deem the Owner to have survived the Beneficiary.
If: (a) the Owner is an entity; (b) no Contingent Annuitant or Joint Annuitant has been designated, we will deem the Annuitant to be the last survivor and pay the proceeds to any remaining Beneficiary, or if none, to any remaining contingent Beneficiary, or if none, to the Owner.
THE RETURN OF PURCHASE PAYMENTS DEATH BENEFIT
The Annuity provides a Death Benefit called the Return of Purchase Payments Death Benefit and will be attached to your Annuity contract once issued.
The amount of the death benefit under the Return of Purchase Payments Death Benefit is equal to the greater of:
1.The Return of Purchase Payments Amount, defined below; AND
2.The Account Value on the date we receive Due Proof of Death.
Calculation of the Return of Purchase Payments Amount
Initially, the Return of Purchase Payment amount is equal to the sum of all Purchase Payments allocated to the Annuity on its Issue Date. Thereafter, the Return of Purchase Payments Amount is reduced for any partial withdrawals. A withdrawal will cause a proportional reduction to the Return of Purchase Payments Amount equal to the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal.
The proportional reduction in the Return of Purchase Payments Amount could be less or greater than the actual withdrawal based upon the level of the Account Value. If the Account Value exceeds the Return of Purchase Payments Amount prior to the withdrawal, then the impact on the Return of Purchase Payments Amount would be less than the reduction in the Account Value. If the Return of Purchase Payments Amount exceeds the Account Value prior to the withdrawal, then the impact on the Return of Purchase Payments Amount would exceed the reduction in the Account Value. This is outlined in the below examples.
Example 1:
Return of Purchase Payments Amount: $100,000
Gross Withdrawal: $18,000
Account Value at time of Withdrawal: $118,000
Return of Purchase Payments Amount Reduction Percent for Withdrawal: 15.25% ($18,000/$118,000)
Return of Purchase Payments Amount after Withdrawal: $84,750 ($100,000 - 15.25%)

Example 2:
Return of Purchase Payments Amount: $100,000
Gross Withdrawal: $18,000
Account Value at time of Withdrawal: $90,000
Return of Purchase Payments Amount Reduction Percent for Withdrawal: 20% ($18,000/$90,000)
Return of Purchase Payments Amount after Withdrawal: $80,000 ($100,000 - 20%)
EXCEPTIONS TO THE RETURN OF PURCHASE PAYMENT AMOUNT: There are certain exceptions to the amount of the Death Benefit under the Return of Purchase Payments Death Benefit.
Submission of Due Proof of Death after One Year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Account Value on the date we receive Due Proof of Death. Although we do not currently limit the Death Benefit to the Account Value, if we decide to do so, the beneficiaries designated under your Annuity would receive an amount equal to the Account Value and not an amount equal to the greater of the Return of Purchase Payment amount and the Account Value.
SPOUSAL CONTINUATION OF ANNUITY
Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment ("Spousal Continuation") subject to our rules and subject to our receipt of Due Proof of Death. The Account Value (which may be based on the Interim Value for amounts held in the Index Strategies) as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. During the Savings Stage of the Benefit, any amount added to the Account Value will be allocated to the Variable Investment Subaccounts pro-rata or to the Holding Account if no Variable Investment Subaccounts have value. The spouse may transfer to any of the Variable Investment Sub-accounts at any time or to a new Index Strategy on the next Index Anniversary Date. During the Income Stage of the Benefit, any increase to the Account Value resulting from payment of the Death Benefit that exceeds the Account Value will be allocated to the Holding Account. The spouse who continues the Annuity must transfer available Account Value in the Holding Account to a new Index Strategy on the next Index Anniversary Date. If no instructions are received prior to the next Index Anniversary Date, we will allocate any remaining Account Value in the Holding Account proportionally to the Index Strategies to which your Account Value is then allocated.
Upon Spousal Continuation, the Account Value is increased to the Return of Purchase Payment Amount, if greater.
Subsequent to Spousal Continuation, the amount of the Death Benefit will be equal to the Account Value on the date we receive Due Proof of Death.
We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuance, annuity payments would begin immediately. Spousal continuation is only permitted once under the Annuity.
PAYMENT OF DEATH BENEFITS
Alternative Death Benefit Payment Options – Annuity owned by Individuals (not associated with Tax-Favored Plans)
Except in the case of a Spousal Continuation as described above, upon your death, certain distributions must be made under the Non-Qualified Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent’s death before the Annuity Date, the Death Benefit must be distributed:
1.within five (5) years of the date of death (the “five-year deadline”); or
2.as a series of Annuity Payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Annuity Payments under this option must begin within one year of the date of death. If the Beneficiary does not begin installments by such time, then no partial withdrawals will be permitted thereafter and we require that the Beneficiary take the Death Benefit as a lump sum within the five-year deadline. If we do not receive instructions on where to send the payment within five-years of the date of death, the funds will be escheated.
3.If the Beneficiary is the surviving spouse of the Owner, the spouse may elect to continue the Annuity.
The Owner may elect the method of payment to each Beneficiary, subject to our then current rules, prior to the date of death of the decedent. When no such election is made as to a specific Beneficiary, such Beneficiary must elect the method of payment within 60 days of the date we receive all required documentation in Good Order in order to pay the Death Benefit to that Beneficiary. If no election is made within 60 days, the default will be distribution within five years of the date of death of the decedent as noted in (a) above. If the Beneficiary is the surviving spouse of the owner, the spouse may elect to continue the Annuity under (c) above.
The Owner may elect to have any amount of the proceeds due to a Beneficiary applied under any of the Annuity Options described in the “Annuity Payment Options” section, or any other option we then make available. If you make such an election, a Beneficiary may not alter such an election. However, if you have not previously made such an election, a Beneficiary may make such an election as to the proceeds due that Beneficiary. The

Beneficiary will be the “measuring life” for determining the amount of any annuity payments dependent on the continuation of life. We may require evidence satisfactory to us of the age of the measuring life prior to commencement of any annuity payments.
In the event of death on or after the Annuity Date, we distribute any payments due subsequent to an Owner’s or Annuitant’s death at least as rapidly as under the method of distribution in effect as of the date of such Owner’s or Annuitant’s death.
Alternative Death Benefit Payment Options – Annuity Held by Tax-Favored Plans
The Code provides for alternative death benefit payment options when a contract is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated beneficiary may generally elect to continue the contract and receive Required Minimum Distributions under the contract, instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated beneficiary and whether the beneficiary is your surviving spouse.
For deaths occurring after 2019, H.R. 1865, the Further Consolidated Appropriations Act of 2020 (which includes the "Setting Every Community Up for Retirement Enhancement" Act (SECURE Act)), impacts defined contribution plans and IRA balances death benefits paid starting in 2020. if you are an employee under a governmental plan, such as a section 403(b) plan of a public school or a governmental 457(b) plan, the new law applies if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies if you die after 2021 (unless the collective bargaining agreements terminate earlier).
•If you die after a designated Beneficiary has been named, the death benefit must be fully distributed by December 31st of the year including the ten year anniversary of the date of death (the “Qualified Ten-Year Deadline”) with the exception of “eligible designated beneficiaries.” “Eligible designated beneficiaries” may elect periodic payments not extending beyond the life expectancy of the “eligible designated beneficiary” (provided such payments begin by December 31st of the year following the year of death). Eligible designated beneficiaries generally include any designated beneficiary who is your surviving spouse, your child who has not reached majority, disabled and chronically ill beneficiaries (as specified by the Code) and any beneficiary who is not more than 10 years younger than you. In the case of a child who has not attained the age of majority, the Qualified Ten Year Deadline would apply as of the date the child attains the age of majority. The determination of whether a designated beneficiary is an “eligible designated beneficiary” shall be made as of the date of your death.
•If the “eligible designated beneficiary” does not begin installments by December 31st of the year following the year of death, then we require that the Beneficiary take the Death Benefit by the Qualified Ten-Year Deadline. However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death, or December 31st of the year in which you would have reached age 72, whichever is later. Additionally, if the Death Benefit is solely payable to (or for the benefit of) your surviving spouse, then the Annuity may be continued with your spouse as the Owner.
•If you die before a designated Beneficiary is named, If your beneficiary is not an individual, such as a charity, your estate, or a trust, any remaining interest after your death generally must be distributed as follows:
•If death occurs before the date Minimum Distributions must begin under the Code, the Death Benefit can be paid out in either a lump sum, by December 31st of the year that includes five year anniversary of the date of death,
•If death occurs after the date Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect.
•Where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.
For more information, see “Tax Considerations.” You may wish to consult a professional tax advisor about the federal income tax consequences of your beneficiary designations.
DEATH BENEFITS UNDER THE INDEX LINKED VARIABLE INCOME BENEFIT
Death of the Protected Life During the Savings Stage. Upon receipt of Due Proof of Death of the Protected Life, the Benefit will terminate and the Death Benefit provision of your Annuity and any Death Benefit Rider made a part of your Annuity will apply. If Spousal Continuation occurs under the terms of the Annuity, the Benefit will remain in force unless we are instructed otherwise and the spouse who continues the Annuity and the Benefit becomes the Joint Protected Life. If this occurs, the Income Percentage and Income Deferral Rate will be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives as of the Index Effective Date.
Death of the Joint Protected Life During the Savings Stage. The Benefit will remain in force unless we are instructed otherwise or if the death of the Joint Protected Life would cause the Death Benefit provision of the Annuity to apply and Spousal Continuation does not occur under the terms of the Annuity. Otherwise, the Annual Income Amount will continue to be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives and no changes to the Joint Protected Lives are permitted.

Death of the Protected Life During the Income Stage. Upon receipt of Due Proof of Death of the single Protected Life, the Benefit will terminate and the Death Benefit provision of your Annuity and any Death Benefit made a part of your Annuity will apply.
Death of the Joint Protected Life During the Income Stage. The Benefit will remain in force unless we are instructed otherwise or if the death of the Joint Protected Life would cause the Death Benefit provision of the Annuity to apply and Spousal Continuation does not occur under the terms of the Annuity. Otherwise, the Annual Income Amount will continue to be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives and no changes to the Joint Protected Lives are permitted.
Any withdrawals reduce the Return of Purchase Payment portion of the Death Benefit proportionally. A charge for the Benefit is not considered a withdrawal and should not reduce the Return of Purchase Payment portion of the Death Benefit.

TAX CONSIDERATIONS
The tax considerations associated with an Annuity vary depending on whether the Annuity is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of Annuities below. The discussion is general in nature and describes only federal income tax law (not state, local, foreign or other federal tax laws). It is based on current law and interpretations which may change. The information provided is not intended as tax advice. The federal income tax treatment of the Annuity is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. Generally, the cost basis in an Annuity is the amount you pay into your Annuity, or into an annuity exchanged for your Annuity, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible contributions to a traditional IRA. We do not track cost basis for tax-favored retirement plans, which is the responsibility of the Owner.
On advisory products, you may establish an advisory fee deduction program for a qualified or non-qualified Annuity with no living benefit such that charges for investment advisory fees are not taxable to the Annuity Owner.  Please note that there are additional requirements that must be satisfied in order for investment advisory fee charges paid from a non-qualified Annuity to be treated as not taxable.  Advisory fee deduction programs are not permitted if the Annuity is commission based or has a living benefit. Charges for investment advisory fees that are taken from a qualified or non-qualified Annuity with a living benefit are treated as a partial withdrawal from the Annuity and will be tax reported as such to the Annuity Owner.
The discussion below generally assumes that the Annuity is issued to the Annuity Owner.
NONQUALIFIED ANNUITIES
In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.
Taxes Payable by You
We believe the Annuity is an Annuity for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the Annuity. Generally, an Annuity issued by the same company (and affiliates) to you during the same calendar year must be treated as one Annuity for purposes of determining the amount subject to tax under the rules described below. We treat advisory fee payments as an expense of the Annuity and not a taxable distribution if your non-qualified Annuity satisfies the requirements of a Private Letter Ruling issued to us by the Internal Revenue Services (“IRS”). In accordance with the PLR, advisory fee payments from your non-qualified Annuity are treated as an expense as long as your advisor attests to Prudential that the PLR requirements have been met, including that the advisory fees will not exceed 1.5% of the Annuity’s cash value and the Annuity only pays the advisor for fees related to investment advice and no other services. The PLR does not generally allow such favorable tax treatment of advisory fee payments where a commission is also paid on the Annuity.
It is possible that the IRS could assert that some or all of the charges for the optional living or death benefits under the Annuity should be treated for federal income tax purposes as a partial withdrawal from the Annuity. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable income to the extent there are earnings in the Annuity. Additionally, for Owners under age 59½, the taxable income attributable to the charge for the benefit could be subject to an additional tax. If the IRS determines that the charges for one or more benefits under the Annuity are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.
Taxes on Withdrawals and Surrender Before Annuity Payments Begin
If you make a withdrawal from your Annuity or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as a return of cost basis, until all gain has been withdrawn. At any time there is no gain in your Annuity, payments will be treated as a nontaxable return of cost basis until all cost basis has been returned. After all cost basis is returned, all subsequent amounts will be taxed as ordinary income. An exception to this treatment exists for contracts purchased prior to August 14, 1982. Withdrawals are treated as a return of cost basis in the Annuity first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% additional tax.
You will generally be taxed on any withdrawals from the Annuity while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your Annuity as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax to the extent of gain. If the entire Account Value is assigned or pledged, subsequent increases in the Account Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The cost basis is increased by the amount includible in income with respect to such assignment or pledge. If you transfer your Annuity for less than full consideration, such as by gift, you will also trigger tax on any gain in the Annuity. This rule does not apply if you transfer the Annuity to your spouse or under most circumstances if you transfer the Annuity incident to divorce.
If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the Annuity to income tax.
Taxes on Annuity Payments
If you select an annuity payment option as described in the Access to Account Value section earlier in this prospectus, a portion of each annuity payment you receive will be treated as a partial return of your cost basis and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your cost basis (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the Annuity. After the full amount of your cost basis has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your cost basis has been recovered, a tax deduction may be allowed for the unrecovered amount. Under the Tax Cuts and Jobs Act of 2017, this deduction is suspended until after 2025.
If your Account Value is reduced to $0 but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed cost basis in the Annuity and the total value of the anticipated future payments until such time as all cost basis has been recovered.
Maximum Annuity Date
You must commence annuity payments no later than the first day of the calendar month following the maximum Annuity Date for your Annuity. Upon reaching the maximum Annuity Date you can no longer make Purchase Payments, surrender, exchange, or transfer your contract. The maximum Annuity Date may be the same as the Latest Annuity Date as described elsewhere in this prospectus. For some of our Annuities, you can choose to defer the Annuity Date beyond the default or Latest Annuity Date, as applicable, described in your Annuity. However, the IRS may not then consider your Annuity to be an Annuity under the tax law.
Please refer to your Annuity contract for the maximum Annuity Date.
Partial Annuitization
We do not currently permit partial annuitization.
Medicare Tax on Net Investment Income
The Code includes a Medicare tax on investment income. This tax assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of “modified adjusted gross income” over a threshold amount. The “threshold amount” is $250,000 for married taxpayers filing jointly or qualifying widow(er) with dependent child, $125,000 for married taxpayers filing separately, $200,000 for all others, and approximately $12,750 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution under the Annuity will be considered investment income for purposes of this surtax.
10% Additional Tax for Early Withdrawal from a Nonqualified Annuity
You may owe a 10% additional tax on the taxable part of distributions received from your Nonqualified Annuity before you attain age 59½. Amounts are not subject to this additional tax if:
1.the amount is paid on or after you reach age 59½;
2.the amount is paid on or after your death (or the death of the Annuitant when the owner is not an individual);
3.the amount received is attributable to your becoming disabled (as defined in the Code);
4.generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59½ or five years and modification of payments during that time period will result in retroactive application of the 10% additional tax); or
5.the amount received is paid under an immediate Annuity (within the meaning of the Code) and the annuity start date is no more than one year from the date of purchase (the first monthly annuity payment being required to be paid within 13 months).
Other exceptions to this tax may apply. You should consult your tax adviser for further details.
Special Rules in Relation to Tax-free Exchanges Under Section 1035
Section 1035 of the Code permits certain tax-free exchanges of a life insurance contract, Annuity or endowment contract for an Annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial exchanges may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of the partially exchanged amount as well as the 10% additional tax on pre-age 59½ withdrawals. In Revenue Procedure 2011-38, the IRS indicated that, for partial exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial Annuity or receiving Annuity within 180 days of the date on which the partial exchange was completed (other than an amount received as an annuity for a period of 10 years or more or during one or more lives), the IRS may not treat the transaction, as a tax-free Section 1035 exchange. The IRS will apply general tax rules to determine the substance and treatment of the transaction in such cases. We strongly urge you to discuss any partial exchange transaction of this type with your tax adviser before proceeding with the transaction.
If an Annuity is purchased through a tax-free exchange of a life insurance contract, Annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new Annuity prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a return of cost basis first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% additional tax.
After you elect an Annuity Payout Option, we do not allow you to exchange your Annuity.

Taxes Payable by Beneficiaries for a Nonqualified Annuity
If an Owner dies before the Annuity Date, the Death Benefit distributions are subject to ordinary income tax to the extent the distribution exceeds the cost basis in the Annuity. The value of the Death Benefit, as determined under federal law, is also included in the Owner’s estate for federal estate tax purposes. Generally, the same income tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit:
1.As a lump sum payment, the Beneficiary is taxed in the year of payment on gain in the Annuity.
2.Within 5 years of death of Owner, the Beneficiary is taxed on the lump sum payment. The Death Benefit must be taken as one lump sum payment within 5 years of the death of the Owner. Partial withdrawals are not permitted to be paid to Beneficiaries under our Annuity contracts.
3.Under an Annuity or Annuity settlement option where distributions begin within one year of the date of death of the Owner, the Beneficiary is taxed on each payment with part as gain and part as return of cost basis. After the full amount of cost basis has been recovered tax-free, the full amount of the annuity payments will be taxable.
After the Annuity Date, if a period certain remains under the annuity option and the Annuitant dies before the end of that period, any remaining payments made to the Beneficiary will be fully excluded from income until the remaining investment in the contract is recovered and all annuity payments thereafter are fully includible in income. If we allow the Beneficiary to commute the remaining payments in a lump sum, the proceeds will be taxable as a surrender.
Considerations for Contingent Annuitants: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a contingent annuitant when a Nonqualified Annuity is held by an entity owner when such Annuities do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the contingent annuitant.
Reporting and Withholding on Distributions
Amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity payment, we apply default withholding under the applicable tax rules unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. If you are a U.S. person (which includes a resident alien), and you request a payment be delivered outside the United States or do not provide a U.S. taxpayer identification number, we are required to withhold income tax.
State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.
Regardless of the amount withheld by us, you are liable for payment of income taxes (including any estimated taxes that may be due) on the taxable portion of annuity distributions. You should consult with your tax adviser regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.
Entity Owners
Where an Annuity is held by a non-natural person (e.g., a corporation, partnership), other than as an agent or nominee for a natural person (or in other limited circumstances), increases in the value of the Annuity over its cost basis will be subject to tax annually.
Where an Annuity is issued to a Charitable Remainder Trust (CRT), increases in the value of the Annuity over its cost basis will be subject to tax reporting annually. As there are charges for the optional living and death benefits described elsewhere in this prospectus, and such charges reduce the contract value of the Annuity, trustees of the CRT should discuss with their legal advisers whether election of such optional living or death benefits violates their fiduciary duty to the remainder beneficiary.
Where an Annuity is issued to a trust, and such trust is characterized as a grantor trust under the Code, such Annuity is generally not considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity held by a natural person, provided that all grantors of the trust are natural persons. At this time, we will not issue an Annuity to grantor trusts with more than two grantors.
Where the Annuity is owned by a grantor trust, the Annuity must be distributed within five years after the date of the first grantor’s death (or the Annuitant’s death in certain instances) under Section 72(s) of the Code. See the “Death Benefits” section for scenarios where a Death Benefit or Surrender Value is payable depending upon the underlying facts.

Trusts are required to complete and submit a Certificate of Entity form, and we will tax report based on the information provided on this form.
Annuity Qualification
Diversification And Investor Control. In order to qualify for the tax rules applicable to Annuities described above, the investment assets in the Sub-accounts Nonqualified Annuity must be diversified according to certain rules under the Code. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment, and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the U.S. or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.
An additional requirement for qualification for the tax treatment described above is that we, and not you as the Annuity Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an Annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable Annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.
Required Distributions Upon Your Death for a Nonqualified Annuity. Upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the Annuity must be distributed within five years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). If the Beneficiary does not begin installments within one year of the date of death, no partial withdrawals will be permitted thereafter, and we require that the Beneficiary take the Death Benefit as a lump sum within the five-year deadline. Your designated Beneficiary is the person to whom benefit rights under the Annuity pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the Annuity may be continued with your spouse as the Owner. For Nonqualified Annuities owned by a non-natural person, the required distribution rules generally apply upon the death of the Annuitant. This means that for an Annuity held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitant to die.
Changes To Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an Annuity for tax purposes. Any such changes will apply to all Annuity Owners and you will be given notice to the extent feasible under the circumstances.
QUALIFIED ANNUITIES
In general, as used in this prospectus, a Qualified Annuity is an Annuity with applicable endorsements for a tax-favored plan or a Nonqualified Annuity held by a tax-favored retirement plan.
The following is a general discussion of the tax considerations for Qualified Annuities. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your financial professional prior to purchase to confirm if this Annuity is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this Annuity.
A Qualified Annuity may typically be purchased for use in connection with:
1.Individual retirement accounts and annuities (IRAs), including inherited IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;
2.Roth IRAs, including inherited Roth IRAs (which we refer to as a Beneficiary Roth IRA) under Section 408A of the Code;
3.A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);
4.H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code);
5.Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);
6.Section 457 plans (subject to 457 of the Code).
A Nonqualified Annuity may also be purchased by a 401(a) trust, a custodial IRA or a custodial Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in Annuities. This means that when a tax favored plan invests in an Annuity, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).
Types of Tax-favored Plans
IRAs. The “IRA Disclosure Statement” and “Roth IRA Disclosure Statement” which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (the material terms are summarized in this prospectus and in those Disclosure Statements), the IRS requires that you have a “Free Look” after making an initial contribution to the Annuity. During this time, you can cancel the Annuity by notifying us in writing, and we will refund the greater of all purchase payments under the Annuity or the Account Value, less any applicable federal and state income tax withholding.
Contribution Limits/Rollovers. Subject to the minimum purchase payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a “rollover” of amounts from a qualified retirement plan, as a transfer from another IRA, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the later applicable due date of your federal income tax return, without extension), or as a current year contribution. Contribution amounts are indexed for inflation. The IRS generally provides contribution limits for the subsequent year in the fourth quarter of the current year. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation. Go to www.irs.gov for the contribution limits for each year. The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). For IRA rollovers, an individual can only make an IRA to IRA rollover if the individual has not made a rollover involving any IRAs owned by the individual in the prior 12 months. An IRA transfer is a tax-free trustee-to-trustee “transfer” from one IRA account to another. IRA transfers are not subject to this 12-month rule There is no age limitation with regard to contributions to a traditional IRA as long as the earned income requirements are met.
In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA.
Required Provisions. Annuities that are IRAs (or endorsements that are part of the contract) must contain certain provisions:
1.You, as Owner of the Annuity, must be the “Annuitant” under the contract (except in certain cases involving the division of property under a decree of divorce);
2.Your rights as Owner are non-forfeitable;
3.You cannot sell, assign or pledge the Annuity;
4.The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts or amounts transferred by trustee-to-trustee transfer);
5.The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70½ (or age 72, for distributions required to be made after December 31, 2019, with respect to individuals who attain 70 ½ after such date); and
6.Death and annuity payments must meet Required Minimum Distribution rules described below.
Usually, the full amount of any distribution from an IRA (including a distribution from this Annuity) which is not a transfer or rollover is taxable. As taxable income, these distributions are subject to the general income tax withholding rules described earlier regarding an Annuity in the Nonqualified Annuity section. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:
1.A 10% early withdrawal additional tax described below;
2.Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or
3.Failure to take a Required Minimum Distribution, also described below.
SEPs. SEPs are a variation on a standard IRA, and Annuities issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:
1.If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of (a) the annual employer contribution limit as indexed for inflation, or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer’s SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. Go to www.irs.gov for the current year contribution limit and compensation limit.

2.SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and
3.SEPs that contain a salary reduction or “SARSEP” provision prior to 1997 may permit salary deferrals from employee income. Contribution amounts are indexed for inflation. The IRS generally provides contribution limits for the subsequent year in the fourth quarter of the current year. with the employer making these contributions to the SEP. However, no new “salary reduction” or “SARSEPs” can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year are permitted to contribute an additional catch up contribution amount. These amounts are indexed for inflation. Go to www.irs.gov for the current year contribution limit and catch up contribution limit. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same “Free Look” period, as you would have if you purchased the Annuity for a standard IRA.
ROTH IRAs. The “Roth IRA Disclosure Statement” contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:
1.Contributions to a Roth IRA cannot be deducted from your gross income;
2.“Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59½; (b) after the Owner’s death; (c) due to the Owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.
3.If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA during your lifetime, and distributions are not required during the owner’s lifetime.
Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for a Roth IRA in connection with a “rollover” of amounts of another traditional IRA, SEP, SIMPLE-IRA, employer sponsored retirement plan (under Sections 401(a) or 403(b) of the Code) or Roth IRA; or, if you meet certain income limitations, by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a “rollover” of all or any part of the amount of such distribution to a Roth IRA which they establish (a "conversion"). The conversion of non-Roth accounts triggers current taxation (but is not subject to a 10% early distribution additional tax).
The Code also permits the recharacterization of current year contribution amounts from a traditional IRA, SEP, or SIMPLE IRA into a Roth IRA, or from a Roth IRA to a traditional IRA. Recharacterization is accomplished through a trustee-to-trustee transfer of a contribution (or a portion of a contribution) plus earnings, between different types of IRAs. A properly recharacterized contribution is treated as a contribution made to the second IRA instead of the first IRA. Such recharacterization must be completed by the applicable tax return due date (with extensions).
Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under Sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot “rollover” benefits from a traditional IRA to a Roth IRA.
TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) Annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the Annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement subject to specific limits. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional amount. This amount is indexed for inflation. Go to www.irs.gov for the current year contribution limit and catch up contribution limit. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a governmental 457(b) plan. An Annuity may generally only qualify as a TDA if distributions of salary deferrals (other than “grandfathered” amounts held as of December 31, 1988) may be made only on account of:
1.Your attainment of age 59½;
2.Your severance of employment;
3.Your death;
4.Your total and permanent disability; or
5.Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70½ (or age 72 shall apply to distributions required to be made after December 31, 2019, with respect to individuals who attain age 70½ after such date), or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the Annuity, or to any “direct transfer” of your interest in the Annuity to another employer’s TDA plan or mutual fund “custodial account” described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to “qualified” retirement plans.
Caution: Under IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g., transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer’s approval in written or electronic form.
Late Rollover Self-Certification
You may be able to apply a rollover contribution to your IRA or qualified retirement plan after the 60-day deadline through a self-certification procedure established by the IRS. Please consult your tax or legal adviser regarding your eligibility to use this self-certification procedure. As indicated in this IRS guidance, we, as a financial institution, are not required to accept your self-certification for waiver of the 60-day deadline.
Required Minimum Distributions and Payment Options
If you hold the Annuity under an IRA (or other tax-favored plan), Required Minimum Distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70½ (or age 72 shall apply to distributions required to be made after December 31, 2019, with respect to individuals who attain age 70½ after such date) and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner’s lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required Minimum Distributions are calculated based on the sum of the Account Value and the actuarial value of any additional living and death benefits from optional riders that you have purchased under the Annuity. As a result, the Required Minimum Distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit optional riders.
You can use the Minimum Distribution option to satisfy the Required Minimum Distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the Required Minimum Distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the Annuity as of December 31 of the prior year, but is determined without regard to other Annuities you may own. If a trustee to trustee transfer or direct rollover of the full contract value is requested when there is an active Required Minimum Distribution program running, the Required Minimum Distribution will be removed and sent to the Owner prior to the remaining funds being sent to the transfer institution.
Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.
Charitable IRA Distributions.
Certain qualified IRA distributions used for charitable purposes are eligible for an exclusion from gross income, up to $100,000, for otherwise taxable IRA distributions from a traditional or Roth IRA. A qualified charitable distribution is a distribution that is made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70½. Distributions that are excluded from income under this provision are not taken into account in determining the individual’s deductions, if any, for charitable contributions. Effective 2020, the amount of your qualified charitable distributions that are excluded from income for a tax year is reduced (but not below zero) by the excess of: (1)  the total amount of your IRA deductions allowed for all tax years ending on or after the date you attain age 70½, over (2)  the total amount of reductions for all tax years preceding the current tax year.
The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements of the charitable giving incentive. Consistent with the applicable IRS instructions, we report these distributions as normal IRA distributions on Form 1099-R. Individuals are responsible for reflecting the distributions as charitable IRA distributions on their personal tax returns.
Required Distributions Upon Your Death for a Qualified Annuity
Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, any remaining interest must be distributed in accordance with federal income tax requirements. The information provided below applies to Owners who die after 2019. For Owner deaths prior to 2020, please consult your tax advisor regarding the applicable post-death distribution requirements.

•If you have a designated beneficiary, any remaining interest must be distributed within 10 years after your death, unless the designated beneficiary is an “eligible designated beneficiary” (“EDB”) or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee or IRA owner. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An individual’s status as an EDB is determined on the date of your death.
This 10-year post-death distribution period applies regardless of whether you die before your required beginning date, or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this 10-year rule, the remaining interest must be distributed within 10 years after the EDB’s death (i.e., a new 10-year distribution period begins).
Instead of taking distributions under the 10-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence by December 31st of the year after your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within 10 years after the EDB’s death (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of 18 and any remaining interest must be distributed with 10 years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years).
If you are an employee under a governmental plan, such as a section 403(b) plan of a public school or a governmental 457(b) plan, this new law applies if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, this new law generally applies if you die after 2021 (unless the collective bargaining agreements terminate earlier).
If you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be commuted at the end of that period (or otherwise modified after your death if permitted under federal tax law and by Prudential) in order to comply with the post-death distribution requirements.
The new post-death distribution requirements do not apply if annuity payments that comply with prior law commenced prior to December 20, 2019. Also, even if annuity payments have not commenced prior to December 20, 2019, the new requirements generally do not apply to an immediate annuity contract or a deferred income annuity contract (including a qualifying lifetime annuity contract, or “QLAC”)) purchased prior to that date, if you have made an irrevocable election before that date as to the method and amount of the annuity.
If your beneficiary is not an individual, such as a charity, your estate, or a trust, any remaining interest after your death generally must be distributed in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the law can apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries. You may wish to consult a professional tax advisor about the federal income tax consequences of your beneficiary designations.
In addition, these post-death distribution requirements generally do not apply if the employee or IRA owner died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee or IRA owner dies after January 1, 2020, any remaining interest must be distributed within 10 year of the designated beneficiary’s death. Hence, this 10-year rule will apply to (1) a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee or IRA owner who died prior to 2020, and (2) an inherited IRA issued after 2019 to the designated beneficiary of an employee or IRA owner who died prior to 2020.
•Spousal continuation. If your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse’s death by transferring the remaining interest tax-free to your surviving spouse’s own IRA, or by treating your IRA as your surviving spouse’s own IRA.
The post-death distribution requirements are complex and unclear in numerous respects. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.
A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules. Note that in 2014, the U.S. Supreme Court ruled that Inherited IRAs, other than IRAs inherited by the owner’s spouse, do not qualify as retirement assets for purposes of protection under the federal bankruptcy laws.
Until withdrawn, amounts in a Qualified Annuity continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax adviser for tax advice as to your particular situation.
For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.
10 % Additional Tax for Early Withdrawals from a Qualified Annuity You may owe a 10% additional tax on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59½. Amounts are not subject to this additional tax if:

1.the amount is paid on or after you reach age 59½ or die;
2.the amount received is attributable to your becoming disabled; or
3.generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59½ or five years. Modification of payments or additional contributions to the Annuity during that time period will result in retroactive application of the 10% additional tax.)
Other exceptions to this tax may apply. You should consult your tax adviser for further details.
Withholding
For 403(b) Tax Deferred annuities, we will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is “directly” rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, governmental 457(b) plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a governmental 457(b) plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned Annuities or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
1.For any annuity payments not subject to mandatory withholding, you will have taxes withheld under the applicable default withholding rules; and
2.For all other distributions, we will withhold at a 10% rate.
If no U.S. taxpayer identification number is provided, no election out of withholding will be allowed, and we will automatically withhold using the default withholding rules. We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax adviser to find out more information on your potential liability if you fail to pay such taxes. If you are a U.S. person (which includes a resident alien), and you request a payment be delivered outside the U.S., we are required to withhold income tax. There may be additional state income tax withholding requirements.
CARES Act impacts. In 2020, Congress passed the Coronavirus Aid, Relief and Economic Security (CARES) Act. This law includes provisions that impact Individual Retirement Annuities (IRAs), Roth IRAs and employer sponsored qualified retirement plans. While most provisions applied only to 2020, certain items impact future years as well.
Waiver of Required Minimum Distributions (RMDs) for 2020. The requirement to take minimum distributions from defined contribution plans and IRAs was waived for 2020.  For deaths occurring before 2020, if the post-death 5-year rule applies, the 5-year period is determined without regard to calendar year 2020 and thus, the 5 year rule is extended by one year.  The 1-year election rule for life expectancy payments by an eligible beneficiary is also extended by 1 year so that for a 2019 death, the election for a lifetime payout can be made by December 21, 2021.
Withdrawals from Employer Plans and IRAs, including Roth IRAs. Relief was provided for “coronavirus-related distributions” (as defined by federal tax law) from qualified plans and IRAs. The relief applies to such distributions made at any time on or after January 1, 2020 and before December 31, 2020 and permits recontribution of such distribution to a plan or IRA within three years. The recontribution is generally treated as a direct trustee-to-trustee transfer within 60 days of the distribution.  Please note that recontributions to certain plans or IRAs may not be allowed based on plan or contract restrictions.
The distribution must have come from an “eligible retirement plan” within the meaning of Code section 402(c)(8)(B), i.e., an IRA, 401(a) plan, 403(a) plan, 403(b) plan, or governmental 457(b) plan.  The relief was limited to aggregate distributions of $100,000.
Plan Loans. Relief is provided with respect to plan loans taken by any “qualified individual” (as defined by federal tax law) who is affected by the coronavirus in that the due date for any repayment on a loan that otherwise is due between March 27, 2020 (the date of enactment) and December 31, 2020, would be delayed for one year.  This also would extend the maximum loan period (normally five years).
ERISA Requirements
ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for these purposes, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Annuity. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Annuity. This information has to do primarily with the fees, charges, discounts and other costs related to the Annuity, as well as any commissions paid to any agent selling the Annuity. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation.
Please consult with your tax adviser if you have any questions about ERISA and these disclosure requirements.
Spousal Consent Rules for Retirement Plans – Qualified Annuities
If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.
Defined Benefit Plans and Money Purchase Pension Plans. If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a “qualified joint and survivor annuity” (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an Annuity for your spouse’s lifetime and is called a “qualified pre-retirement survivor annuity” (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.
Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an Annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.
IRAs, non-ERISA 403(b) Annuities, and 457 Plans. Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.
ADDITIONAL CONSIDERATIONS
Reporting and Withholding for Escheated Amounts
Revenue Rulings 2018-17 and 2020-24 provide that an amount transferred from an IRA or 401(a) qualified retirement plan to a state’s unclaimed property fund is subject to federal income tax withholding at the time of transfer. The amount transferred is also subject to federal tax reporting. Consistent with these Rulings, we will withhold federal and state income taxes and report to the applicable Owner or Beneficiary as required by law when amounts are transferred to a state’s unclaimed property fund.
Gifts and Generation-skipping Transfers
If you transfer your Annuity to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your Annuity to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37½ years younger than you, there may be generation-skipping transfer tax consequences.
Civil Unions and Domestic Partnerships
U.S. Treasury Department regulations provide that for federal tax purposes, the term “spouse” does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased Owner and the Owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract. Please consult with your tax or legal adviser before electing the Spousal Benefit for a civil union partner or domestic partner.

ADDITIONAL INFORMATION
Reserved Rights
In addition to rights specifically reserved elsewhere in this Annuity, we reserve the right to perform any or all of the following: (a) combine Variable Subaccount with other Variable Subaccounts; (b) combine the Variable Separate Account(s) shown in the Annuity Schedule with other "unitized" separate accounts; (c) combine the Index Strategies Separate Account with other “non-unitized,” “non-insulated” separate accounts; (d) deregister the Variable Separate Account(s) shown in the Annuity Schedule under the Investment Company Act; (e) operate the Variable Separate Account(s) shown in the Annuity Schedule as a management investment company under the Investment Company Act or in any other form permitted by law; (f) make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act, the Exchange Act, the Investment Company Act, or any changes to the Securities and Exchange Commission’s interpretation thereof; (g) make changes that are necessary to maintain the tax status of your Annuity, any rider, amendment or endorsement attached hereto or any charge or distribution from your Annuity under the Code; (h) to establish a provision for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account; (i) make any changes required by Federal or state laws with respect to annuity contracts; and (j) to the extent dictated by any underlying mutual fund, impose a redemption fee or restrict transactions within any Variable Subaccount. We reserve the right to modify this Annuity without receiving your prior consent, except as may be required by any applicable law, if we are required to make changes necessary to comply with state regulatory requirements, Internal Revenue Service ("IRS") requirements or other federal requirements.
If an Index is no longer available to us, or if the manner by which the Index is determined substantially changes, we will substitute a comparable Index. We may eliminate Variable Subaccounts, restrict or prohibit additional allocations to certain Variable Subaccounts, or substitute one or more new underlying mutual funds or Portfolios for the one in which a Variable Subaccount is invested in which case any reference to pro-rata allocations would include only those Variable Subaccounts that do not restrict or prohibit additional allocations. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for any other reason. We would obtain any regulatory prior approval. We would obtain any required regulatory prior approval. We will notify you and any assignee of the substitution.
Claims of Creditors
To the extent permitted by law, no payment or value under this Annuity is subject to the claims of your creditors or those of any other Owner, any Annuitant, or any Beneficiary.
Deferral of Transactions
We may defer any annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any annuity payout for more than thirty days, we will pay interest as required by state law. We may defer any distribution from any Allocation Option or any transfer from Allocation Options for a period not to exceed seven calendar days from the date the transaction is effected.
Facility of Payment
Subject to applicable law, we reserve the right, in settlement of full liability, to make payments to a guardian, conservator or other legal representative if a payee is legally incompetent.
Tax Reporting and Withholding
Events giving rise to such tax reporting and withholding include, but are not limited to: (a) annuity payments; (b) payment of Death Benefits; (c) other distributions from the Annuity; and (d) transfers and assignments.
Service Providers
PALAC conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by PALAC may change over time. As of December 31, 2020, non-affiliated entities that could be deemed service providers to PALAC and/or an affiliated insurer within the PALAC business unit consisted of those set forth in the table below.

Name of Service Provider	Services Provided	Address
Broadridge Investor Communication	Proxy services and regulatory mailings	51 Mercedes Way, Edgewood, NY 11717
EDM Americas	Records management and administration of annuity contracts	301 Fayetteville Street, Suite 1500, Raleigh, NC 27601
EXL Service Holdings, Inc	Administration of annuity contracts	350 Park Avenue, 10th Floor, New York, NY 10022
Guidehouse	Claim related services	150 North Riverside Plaza, Suite 2100, Chicago, IL 60606
National Financial Services	Clearing firm for Broker Dealers	82 Devonshire Street Boston, MA 02109
Open Text, Inc	Fax Services	100 Tri-State International Parkway, Lincolnshire, IL 60069
PERSHING LLC	Clearing firm for Broker Dealers	One Pershing Plaza, Jersey City, NJ 07399
The Depository Trust Clearinghouse Corporation	Clearing and settlement services for Distributors and Carriers.	55 Water Street, 26th Floor, New York, NY 10041
Thomson Reuters	Tax reporting services	3 Times Square New York, NY 10036
Universal Wilde	Composition, printing, and mailing of contracts and benefit documents	26 Dartmouth Street, Westwood, MA 02090
Venio Systems LLC	Claim related services	4031 University Drive, Suite 100, Fairfax, VA 22030

Cyber Security Risks. We provide information about cyber security risks associated with the Annuity in the Statement of Additional Information.
WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?
The underlying Portfolios are registered as an open-end management investment company, or series thereof, under the Investment Company Act. Shares of the underlying Portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.
Voting Rights
We are the legal owner of the shares of the underlying Portfolios in which the Subaccounts invest. However, under current SEC rules, you have voting rights in relation to Account Value allocated to the Subaccounts. If an underlying Portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Subaccount. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given Portfolio held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying Portfolio seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying Portfolio’s shareholder meeting and toward the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of Owners who actually vote will determine the ultimate outcome.
We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Variable Investment Subaccounts or to approve or disapprove an investment advisory contract for a Portfolio. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Portfolios associated with the available Variable Investment Subaccounts, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard Owner voting instructions, we will advise Owners of our action and the reasons for such action in the next available annual or semi-annual report.
We will furnish those Owners who have Account Value allocated to a Subaccount whose underlying Portfolio has requested a “proxy” vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying Portfolio that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.
Material Conflicts
In the future, it may become disadvantageous for separate accounts of variable life insurance and variable annuity contracts to invest in the same underlying Portfolios. Neither the companies that invest in the Portfolios nor the Portfolios currently foresee any such disadvantage. The Board of Directors for each Portfolio intends to monitor events in order to identify any material conflict between variable life insurance policy owners and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:
(1)changes in state insurance law;
(2)changes in federal income tax law;
(3)changes in the investment management of any Variable Investment Subaccount; or
(4)differences between voting instructions given by variable life insurance policy owners and variable annuity contract owners.

Fees and Payments Received by PALAC
As detailed below, PALAC and our affiliates receive substantial payments from the underlying Portfolios and/or related entities, such as the Portfolios’ advisers and subadvisers. Because these fees and payments are made to PALAC and our affiliates, allocations you make to the underlying Portfolios benefit us financially. In selecting Portfolios available under the Annuity, we consider the payments that will be made to us. For more information on factors we consider when selecting the Portfolios under the Annuity, see “Variable Investment Subaccounts” under “Investment Options” earlier in this prospectus.
We receive Rule 12b-1 fees which compensate our affiliate, Prudential Annuities Distributors, Inc., for distribution and administrative services (including recordkeeping services and the mailing of prospectuses and reports to Owners invested in the Portfolios). These fees are paid by the underlying Portfolio out of each Portfolio’s assets and are therefore borne by Owners.
We also receive administrative services payments from the Portfolios or the advisers of the underlying Portfolios or their affiliates. The maximum combined 12b-1 fees and administrative services payments we receive with respect to a Portfolio are generally equal to an annual rate of 0.55% of the average assets allocated to the Portfolio under the Annuity (in certain cases, however, this amount may be equal to an annual rate of 0.60% of the average assets allocated to the Portfolio). We expect to make a profit on these fees and payments and consider them when selecting the Portfolios available under the Annuity.

In addition, an adviser or subadviser of a Portfolio or a distributor of the Annuity (not the Portfolios) may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms’ registered representatives, and creating marketing material discussing the Annuity, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, subadviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, subadviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, subadvisers, or distributors and the amounts of such payments may vary between and among each adviser, subadviser, and distributor depending on their respective participation. We may also consider these payments and reimbursements when selecting the Portfolios available under the Annuity. For the annual period ended December 31, 2020, with regard to the total annual amounts that were paid (or as to which a payment amount was accrued) under the kinds of arrangements described in this paragraph, the amounts for any particular adviser, subadviser or distributor ranged from $1,500 to $246,998 . These amounts relate to all individual variable annuity contracts issued by Prudential Annuities or its affiliates, not only the Annuity covered by this prospectus.
In addition to the payments that we receive from underlying Portfolios and/or their affiliates, those same Portfolios and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuity contracts or life insurance policies offered by different Prudential business units.
WHO DISTRIBUTES ANNUITIES OFFERED BY PALAC?
Prudential Annuities Distributors, Inc. (PAD) is the distributor and principal underwriter of the Annuity offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products and the AST Portfolios. PAD’s principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Exchange Act and is a member of the Financial Industry Regulatory Authority (FINRA).
The Annuity is offered on a continuous basis. PAD enters into distribution agreements with both affiliated and unaffiliated broker-dealers who are registered under the Exchange Act (“Firms”). Applications for the Annuity are solicited by registered representatives of those firms. PAD utilizes a network of its own registered representatives to wholesale the Annuity to Firms. Because the Annuity offered through this prospectus is an insurance product as well as a security, all registered representatives who sell the Annuity are also appointed as insurance agents of PALAC.
PALAC sells its annuity products through multiple distribution channels, including (1) independent broker-dealer firms and financial planners; (2) broker-dealers that are members of the New York Stock Exchange, including “wirehouse” and regional broker-dealer firms; and (3) broker-dealers affiliated with banks or that specialize in marketing to customers of banks. Although we are active in each of those distribution channels, the majority of our sales have come from the independent broker-dealer firms and financial planners.
Under the selling agreements, cash compensation in the form of commissions is paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of the Account Value. We may also provide cash compensation to the distributing firm for providing ongoing service to you in relation to your Annuity. These payments may be made in the form of percentage payments based upon “Assets under Management” or “AUM,” (total assets), subject to certain criteria in certain PALAC products. These payments may also be made in the form of percentage payments based upon the total amount of money received as Purchase Payments under PALAC annuity products sold through the firm. Commissions and other cash compensation paid in relation to your Annuity do not result in any additional charge to you or to the Separate Account.
In connection with the sale and servicing of the Annuity, Firms may receive cash compensation and/or non-cash compensation. Cash compensation includes discounts, concessions, fees, service fees, commissions, asset based sales charges, loans, overrides, or any cash employee benefit received in connection with the sale and distribution of variable contracts. Non-cash compensation includes any form of compensation received in connection with the sale and distribution of variable contracts that is not cash compensation, including but not limited to merchandise, gifts, travel expenses, meals and lodging.
We may also provide cash compensation to the distributing Firm for providing ongoing service to you in relation to the Annuity. These payments may be made in the form of percentage payments based upon “Assets under Management” or “AUM,” (total assets), subject to certain criteria in certain PALAC products. These payments may also be made in the form of percentage payments based upon the total amount of money received as Purchase Payments under PALAC annuity products sold through the Firm.
In addition, in an effort to promote the sale of our products (which may include the placement of PALAC and/or the Annuity on a preferred or recommended company or product list and/or access to the Firm's registered representatives), we, or PAD, may enter into non-cash compensation arrangements with certain Firms with respect to certain or all registered representatives of such Firms under which such Firms may receive fixed payments or reimbursement. These types of fixed payments are made directly to or in sponsorship of the Firm and may include, but are not limited to payment for: training of sales personnel; marketing and/or administrative services and/or other services they provide to us or our affiliates; educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations, systems and other support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuities; conferences (national, regional and top producer); sponsorships; speaker fees; promotional items; a dedicated marketing coordinator; priority sales desk support;

expedited marketing compliance approval and preferred programs to PAD; and reimbursements to Firms for marketing activities or other services provided by third-party vendors to the Firms and/or their registered representatives. To the extent permitted by FINRA rules and other applicable laws and regulations, we or PAD may also pay or allow other promotional incentives or payments in other forms of non-cash compensation (e.g., gifts, occasional meals and entertainment, sponsorship of due diligence events). Under certain circumstances, Portfolio advisers/subadvisers or other organizations with which we do business (“Entities”) may also receive incidental non-cash compensation, such as occasional meals and nominal gifts. The amount of this non-cash compensation varies widely because some may encompass only a single event, such as a conference, and others have a much broader scope.
Cash and/or non-cash compensation may not be offered to all Firms and Entities and the terms of such compensation may differ between Firms and Entities. In addition, we or our affiliates may provide such compensation, payments and/or incentives to Firms or Entities arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.
A list of the firms to whom PALAC pays an amount under these arrangements is provided below. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuity than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to an annuity product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity. Further information about the firms that are part of these compensation arrangements appears in the Statement of Additional Information, which is available without charge upon request.
The list below includes the names of the firms that we are aware (as of December 31, 2020) received cash compensation with respect to our annuity business during 2020 (or as to which a payment amount was accrued during 2020). The firms listed below include those receiving payments in connection with marketing of products issued by Prudential Annuities Life Assurance Corporation. During 2020, the least amount paid, and greatest amount paid, were $0.40 and $6,484,139.48, respectively.
Name of Firm:

Allstate Financial Srvcs, LLC	Kestra Investment Services	The Investment Center
AMERICAN PORTFOLIO FIN SVCS INC	KMS Financial Services, Inc.	TransAmerica Financial Advisors, Inc.
ASSOCIATED SECURITIES CORP	Lincoln Financial Advisors	Triad Advisors, Inc.
AXA Advisors, LLC	Lincoln Financial Securities Corporation	UBS Financial Services, Inc.
BBVA Securities, Inc.	Lincoln Investment Planning	United Planners Fin. Serv.
BFT Financial Group, LLC	LPL Financial Corporation	Waddell & Reed
Cadaret, Grant & Co., Inc.	M Holdings Securities, Inc	WATERSTONE FINANCIAL GROUP INC
Cambridge Investment Research, Inc.	MML Investors Services, Inc.	Wells Fargo Advisors LLC
Centaurus Financial, Inc.	Morgan Stanley Smith Barney	WELLS FARGO ADVISORS LLC - WEALTH
Cetera Advisor Network LLC	Mutual Service Corporation	Wells Fargo Investments LLC
CFD Investments, Inc.	Next Financial Group, Inc.	Woodbury Financial Services
Citizens Securities, Inc.	PNC Investments, LLC
Commonwealth Financial Network	ProEquities
Crown Capital Securities, L.P.	RBC CAPITAL MARKETS CORPORATION
CUNA Brokerage Svcs, Inc.	Robert W. Baird & Co. Inc.
CUSO Financial Services, L.P.	Royal Alliance Associates
Equity Services, Inc.	SA Stone Wealth Management
FSC Securities Corp.	SAGEPOINT FINANCIAL, INC.
Geneos Wealth Management, Inc.	Securian Financial Svcs, Inc.
H. Beck, Inc.	Securities America, Inc.
Hantz Financial Services,Inc.	Securities Service Network
Investacorp	Stifel Nicolaus & Co.
Janney Montgomery Scott, LLC.	TFS Securities, Inc.

HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet

Website at www.prudential.com or any other electronic means. We generally send a confirmation statement to you each time a financial transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We may also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter. We may confirm regularly scheduled transactions, including, but not limited to Systematic Withdrawals (including 72(t) and 72(q) payments and required minimum distributions) and electronic funds transfer in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports or copies of reports previously sent. We reserve the right to charge up to $50 for each such additional or previously sent report. We will also send an annual report and a semi-annual report containing applicable financial statements for the Portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means. Beginning on January 1, 2021, paper copies of the annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on our website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
HOW TO CONTACT US
Please communicate with us using the telephone number and addresses below for the purposes described. Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
Prudential’s Customer Service Team
Call our Customer Service Team at 1-888-PRU-2888 during normal business hours.
Internet
Access information about your Annuity through our website: www.prudential.com
Correspondence Sent by Regular Mail
PALAC Service Center
P.O. Box 7960
Philadelphia, PA 19176
Correspondence Sent by Overnight*, Certified or Registered Mail
PALAC Service Center
2101 Welsh Road
Dresher, PA 19025
*Please note that overnight correspondence sent through the United States Postal Service may be delivered to the P.O. Box listed above, which could delay receipt of your correspondence at our Service Center. Overnight mail sent through other methods (e.g. Federal Express, United Parcel Service) will be delivered to the address listed below.
Correspondence sent by regular mail to our Service Center should be sent to the address shown above. Your correspondence will be picked up at this address and then delivered to our Service Center. Your correspondence is not considered received by us until it is received at our Service Center. Where this Prospectus refers to the day when we receive a Purchase Payment, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last requirement needed for us to process that item) arrives in complete and proper form at our Service Center or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives at our Service Center (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.
You can obtain account information by calling our automated response system, and at www.prudential.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney or your Financial Professional, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system, www.prudential.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.
Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.
PALAC does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. PALAC reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.
INDEMNIFICATION
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
LEGAL PROCEEDINGS
Litigation and Regulatory Matters
PALAC is subject to legal and regulatory actions in the ordinary course of our business. Pending legal and regulatory actions include proceedings specific to PALAC and proceedings generally applicable to business practices in the industry in which we operate. PALAC is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. PALAC is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In addition, PALAC, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus.
PALAC’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. In some of PALAC’s pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. It is possible that PALAC's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of PALAC’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on PALAC’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on: the Separate Account; the ability of PAD to perform its contract with the Separate Account; or PALAC's ability to meet its obligations under the Contracts.
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:
1.Prudential Annuities Life Assurance Corporation
2.General Information
3.Annuitization
4.Experts
5.Principal Underwriter
6.Payments Made to Promote Sale of Our Products
7.Cyber Security Risks
8.Determination of Accumulation Unit Values
9.Financial Statements

APPENDIX A – INTERIM VALUE OF INDEX STRATEGIES
Below is additional information regarding the Interim Value calculation.
    The Interim Value for an Index Strategy is equal to the sum of (1) and (2) where:
(1)Is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated. It is determined as (A - B) multiplied by [(1 + C) divided by (1 + D)]E, where:
A.The Index Strategy Base on the Valuation Day the Interim Value is calculated;
B.The fair value of the replicating portfolio of options under initial market conditions, with updated time to expiry;
C.The Market Value Index Rate on the Index Strategy Start Date;
D.The Market Value Index Rate on the Valuation Day the Interim Value is calculated; and
E.The total days remaining in the Index Strategy Term divided by 365.
(2)Is the fair value of the replicating portfolio of options.
In Pennsylvania, the Interim Value for an Index Strategy is equal to the sum of (1) and (2) where:
(1)Is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated. It is determined as (A -B) multiplied by [(1 +C) divided by (1 +D)]E where:
A.The Index Strategy Base on the Valuation Day the Interim Value is calculated;
B.The fair value of the replicating portfolio of options under initial market conditions, with straight-line amortization to the end of the Index Strategy Term;
C.The Market Value Index Rate on the Index Strategy Start Date;
D.The Market Value Index Rate on the Valuation Day the Interim Value is calculated; and
E.The total days remaining in the Index Strategy Term divided by 365.
(2)Is the fair value of the replicating portfolio of options.
When we calculate the Interim Value, we obtain market data for derivative pricing each business day from outside vendors. If these values are available and we are delayed in receiving these values, and cannot calculate a new Interim Value, we will use the prior business day’s Interim Value.

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APPENDIX B – IMPORTANT INFORMATION ABOUT THE INDICES
S&P 500®:
“The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Prudential Annuities Life Assurance Corporation.  Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Prudential Annuities Life Assurance Corporation. Prudential FlexGuard Income are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Prudential FlexGuard Income or any member of the public regarding the advisability of investing in securities generally or in Prudential FlexGuard Income particularly or the ability of the S&P 500 Index to track general market performance.  S&P Dow Jones Indices’ only relationship to Prudential Annuities Life Assurance Corporation with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors.  The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Prudential Annuities Life Assurance Corporation or the Prudential FlexGuard Income  S&P Dow Jones Indices have no obligation to take the needs of Prudential Annuities Life Assurance Corporation or the owners of Prudential FlexGuard Income into consideration in determining, composing or calculating the S&P 500 Index.  S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Prudential FlexGuard Income or the timing of the issuance or sale of Prudential FlexGuard Income or in the determination or calculation of the equation by which Prudential FlexGuard Income is to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Prudential FlexGuard Income. There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Prudential FlexGuard Income currently being issued by Prudential Annuities Life Assurance Corporation but which may be similar to and competitive with Prudential FlexGuard Income.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500 Index.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION, OWNERS OF THE PRUDENTIAL FLEXGUARD INCOME, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.”
MSCI EAFE:
THE PRUDENTIAL FLEXGUARD INCOME IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"). ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREA TING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY PRUDENTIAL. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD INCOME OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING GENERALLY OR PURCHASING PRUDENTIAL FLEXGUARD INCOME OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO PRUDENTIAL FLEXGUARD INCOME OR THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD INCOME OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD INCOME OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF PRUDENTIAL FLEXGUARD INCOME TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHlCH PRUDENTIAL FLEXGUARD INCOME IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD INCOME OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FUND.
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ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALlTY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF PRUDENTIAL FLEXGUARD INCOME , OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILlTY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARITES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILlTY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILlTY OF SUCH DAMAGES. No purchaser, seller or holder of this product or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCl's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.
Bloomberg Barclays U.S. Intermediate Credit Index:
BLOOMBERG® is a trademark and service mark of Bloomberg Finance L.P. BARCLAYS® is a trademark and service mark of Barclays Bank Plc, used under license. Bloomberg Finance L.P. and its affiliates, including Bloomberg Index Services Limited (“BISL”) (collectively, “Bloomberg”), or Bloomberg’s licensors own all proprietary rights in the Bloomberg Barclays U.S. Intermediate Credit Index. Neither Barclays Bank PLC, Barclays Capital Inc., nor any affiliate (collectively “Barclays”) nor Bloomberg is the issuer or producer of Prudential FlexGuard Income and neither Bloomberg nor Barclays has any responsibilities, obligations or duties to owners of Prudential FlexGuard Income. The Bloomberg Barclays U.S. Intermediate Credit Index is licensed for use by Prudential as the Issuer of Prudential FlexGuard Income. The only relationship of Bloomberg and Barclays with the Issuer in respect of Bloomberg Barclays U.S. Intermediate Credit Index is the licensing of the Bloomberg Barclays U.S. Intermediate Credit Index, which is determined, composed and calculated by BISL, or any successor thereto, without regard to the Issuer or Prudential FlexGuard Income or the owners of Prudential FlexGuard Income.
Additionally, Prudential as the Issuer of Prudential FlexGuard Income may for itself execute transaction(s) with Barclays in or relating to the Bloomberg Barclays U.S. Intermediate Credit Index in connection with Prudential FlexGuard Income. Owners purchase Prudential FlexGuard Income from Prudential and owners neither acquire any interest in Bloomberg Barclays U.S. Intermediate Credit Index nor enter into any relationship of any kind whatsoever with Bloomberg or Barclays upon purchasing Prudential FlexGuard Income. Prudential FlexGuard Income is not sponsored, endorsed, sold or promoted by Bloomberg or Barclays. Neither Bloomberg nor Barclays makes any representation or warranty, express or implied, regarding the advisability of purchasing in Prudential FlexGuard Income or the advisability of investing generally or the ability of the Bloomberg Barclays U.S. Intermediate Credit Index to track corresponding or relative market performance. Neither Bloomberg nor Barclays has passed on the legality or suitability of Prudential FlexGuard Income with respect to any person or entity. Neither Bloomberg nor Barclays is responsible for or has participated in the determination of the timing of, prices at, or quantities of Prudential FlexGuard Income to be issued. Neither Bloomberg nor Barclays has any obligation to take the needs of the Issuer or the owners of Prudential FlexGuard Income or any other third party into consideration in determining, composing or calculating the Bloomberg Barclays U.S. Intermediate Credit Index. Neither Bloomberg nor Barclays has any obligation or liability in connection with administration, marketing or trading of Prudential FlexGuard Income.
The licensing agreement between Bloomberg and Barclays is solely for the benefit of Bloomberg and Barclays and not for the benefit of the owners of Prudential FlexGuard Income, investors or other third parties. In addition, the licensing agreement between Prudential and Bloomberg is solely for the benefit of Prudential and Bloomberg and not for the benefit of the owners of Prudential FlexGuard Income, investors or other third parties.
NEITHER BLOOMBERG NOR BARCLAYS SHALL HAVE ANY LIABILITY TO THE ISSUER, OWNERS OR OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THEBLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX. NEITHER BLOOMBERG NOR BARCLAYS MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE OWNERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA INCLUDED THEREIN. NEITHER BLOOMBERG NOR BARCLAYS MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA INCLUDED THEREIN. BLOOMBERG RESERVES THE RIGHT TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, OR TO CEASE THE CALCULATION OR PUBLICATION OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX, AND NEITHER BLOOMBERG NOR BARCLAYS SHALL BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX. NEITHER BLOOMBERG NOR BARCLAYS SHALL BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS, EVEN IF ADVISED OF THE POSSIBLITY OF SUCH, RESULTING FROM THE USE OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO PRUDENTIAL FLEXGUARD INCOME. None of the information supplied by Bloomberg or Barclays and used in this publication may be reproduced in any manner without the prior written
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permission of both Bloomberg and Barclays Capital, the investment banking division of Barclays Bank PLC. Barclays Bank PLC is registered in England No. 1026167, registered office 1 Churchill Place London E14 5HP.]

Invesco QQQ ETF:
Invesco Capital Management LLC (“ICM”) serves as sponsor of Invesco QQQ TrustSM, Series 1 (“Invesco QQQ ETF”) and Invesco Distributors, Inc. (“IDI”), an affiliate of ICM serves as distributor for Invesco QQQ ETF. The mark “Invesco” is the property of Invesco Holding Company Limited and is used under license. That trademark and the ability to offer a product based on Invesco QQQ ETF have been licensed for certain purposes by Prudential Annuities Life Assurance Corporation and its wholly-owned subsidiaries and affiliates (collectively, “Prudential”). Products offered by Prudential are not sponsored, endorsed, sold or promoted by ICM or Invesco Holding Company Limited, and purchasers of such products do not acquire any interest in Invesco QQQ ETF nor enter into any relationship with ICM or its affiliates. ICM makes no representations or warranties, express or implied, to the owners of any products offered by Prudential. ICM has no obligation or liability for any errors, omissions, interruptions or use of Invesco QQQ ETF or any data related thereto, or with the operation, marketing trading or sale of any products or services offered by Prudential.

Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and QQQ®, are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use for certain purposes by Prudential Annuities Life Assurance Corporation and its wholly-owned subsidiaries and affiliates (collectively, “Prudential”). Prudential FlexGuard® Income (“Product”) has not been passed on by the Corporations as to their legality or suitability. The Product is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).

iShares® Russell 2000 ETF:
The iShares® Russell 2000 ETF is distributed by BlackRock Investments, LLC. iShares® and BlackRock®, and the corresponding logos, are registered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”) and are used under license. BlackRock has licensed certain trademarks and trade names of BlackRock to Prudential Annuities Life Assurance Corporation for certain purposes. Prudential Annuities Life Assurance Corporation’s products and services are not sponsored, endorsed, sold, or promoted by BlackRock, and purchasers of such products do not acquire any interest in the iShares® Russell 2000 ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranties, express or implied, to the owners of any products offered by Prudential Annuities Life Assurance Corporation or any member of the public regarding the advisability of purchasing any product or service offered by Prudential Annuities Life Assurance Corporation. BlackRock has no obligation or liability for any errors, omissions, interruptions or use of the iShares® Russell 2000 ETF or any data related thereto, or in connection with the operation, marketing, trading or sale of any Prudential Annuities Life Assurance Corporation product or service offered by Prudential Annuities Life Assurance Corporation.

All rights in the Russell®2000 Index (the “Index”) vest in the relevant LSE Group company which owns the Index. Russell®2000 is a trademark of the relevant LSE Group company and is used by any other LSE Group company under license.
The Index is calculated by or on behalf of Frank Russell Company or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of Prudential FlexGuard® Income. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from Prudential FlexGuard® Income or the suitability of the Index for the purpose to which it is being put by Prudential Annuities Life Assurance Corporation.

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APPENDIX C – NET INVESTMENT FACTOR
The net investment factor for a Valuation Period is (a) divided by (b), less (c), where:
(a) is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Variable Subaccount at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Variable Subaccount.
(b) is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Variable Subaccount at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Variable Subaccount.
(c) is the Insurance Charge and any applicable charge assessed against a Variable Subaccount for any Rider attached to this Annuity corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.
We value the assets in the Variable Subaccount(s) at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

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APPENDIX D – SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES
Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below. Further variations may arise in connection with additional state reviews.

Jurisdiction	Special Provisions
California	Medically-Related Surrenders are not available.
Florida	Annuitization available after one year.
Massachusetts	The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option. Medically-Related Surrenders are not available.
Montana	The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option.
Pennsylvania	The Step Rate Plus Index Strategies with 5% Buffers are not available. The Tiered Participation Rate Index Strategies with 5% Buffers are not available.

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PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL FLEXGUARD® INCOME.

(print your name)

(address)

(city/state/zip code)

Variable Annuity Issued by: PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION A Prudential Financial Company One Corporate Drive Shelton, Connecticut 06484 Telephone: 1-888-PRU-2888 http://www.prudential.com	Variable Annuity Distributed by: PRUDENTIAL ANNUITIES DISTRIBUTORS, INC. A Prudential Financial Company One Corporate Drive Shelton, Connecticut 06484 Telephone: 203-926-1888 http://www.prudential.com
MAILING ADDRESSES:
Please see the section of this prospectus entitled “How To Contact Us” for where to send your request for a Statement of Additional
Information.

The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777

RILABINCPROS

PART B
STATEMENT OF ADDITIONAL INFORMATION
The variable investment options under the Annuity are issued by PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION, a Prudential Financial Company, and PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (also known as “Separate Account B”). The variable investment options are registered under the Securities Act of 1933 and the Investment Company Act of 1940. The index-linked options (“Index-Linked Allocations”) under the Annuity are issued by PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION. The assets supporting the Index-Linked Allocations are maintained in the PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION INDEX STRATEGIES SEPARATE ACCOUNT, a non-unitized, non-insulated separate account, and are registered solely under the Securities Act of 1933.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. YOU SHOULD READ THIS INFORMATION ALONG WITH THE PROSPECTUS FOR THE ANNUITY FOR WHICH IT RELATES. THE PROSPECTUS CONTAINS INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO PALAC SERVICE CENTER, P.O. BOX 7960, PHILADELPHIA, PA 19176 OR TELEPHONE 1-888-PRU-2888. OUR WEBSITE ADDRESS IS WWW.PRUDENTIAL.COM.
Date of Statement of Additional Information: June 15, 2021
Date of Prospectus: June 15, 2021

1

GENERAL INFORMATION ABOUT PRUDENTIAL ANNUITIES
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
Prudential Annuities Life Assurance Corporation, a Prudential Financial Company, (“PALAC”) is a stock life insurance company incorporated under the laws of Arizona as of August 31, 2013, formerly incorporated in Connecticut, and is domiciled in Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Puerto Rico and in all states except New York. Prudential Annuities Life Assurance Corporation is a wholly-owned subsidiary of Prudential Annuities, Inc., whose ultimate parent is Prudential Financial, Inc. PALAC markets through and in conjunction with registered broker-dealers.
PALAC has developed long-term savings and retirement products, which were distributed through its affiliated broker-dealer company, Prudential Annuities Distributors, Inc. (“PAD”). PALAC issued variable and fixed deferred and immediate annuities for individuals and groups in the United States of America and Puerto Rico. In addition, PALAC has relatively small in force block of variable life insurance policies. PALAC stopped actively selling annuity products in March 2010. In March 2010, PALAC ceased offering its variable annuity products (and where offered, the companion market value adjustment option) to new investors upon the launch of a new product line by each of Pruco Life Insurance Company and its wholly-owned subsidiary Pruco Life Insurance Company of New Jersey (which are affiliates of PALAC). These initiatives were implemented to create operational and administrative efficiencies by offering a single product line of annuity products from a more limited group of legal entities. During 2012, PALAC suspended additional customer deposits for variable annuities with certain living benefit guarantees. However, PALAC continues to accept additional customer deposits on certain in-force contracts, subject to applicable contract provisions and administrative rules.
PALAC resumed offering annuity products to new investors (except in New York) when it launched a new fixed indexed annuity and a new deferred income annuity in 2018.
No company other than PALAC has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit exceeds your current Account Value, you would rely solely on the ability of the issuing insurance company to make payments under the benefit out of its own assets. Prudential Financial, however, exercises significant influence over the operations and capital structure of PALAC.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 (“Securities Act”) and Rule 159 thereunder, PALAC delivers this prospectus to current Owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current Owners while outside of the United States.
Separate Account B
During the Savings Stage, the assets supporting obligations based on allocations to the Subaccounts are held in Subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B, also referred to as “Separate Account B”. Separate Account B assets that are held in support of the Subaccounts are kept separate from all our other assets and may not be chargeable with liabilities arising out of any other business we may conduct. Thus, income, gains and losses from assets allocated to Separate Account B are credited to or charged against Separate Account B, without regard to other income, gains or losses of PALAC or any other of our separate accounts.
Separate Account B was established by us pursuant to Connecticut law on November 25, 1987. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B.
Effective August 31, 2013, Prudential Annuities Life Assurance Corporation changed its domicile from Connecticut to Arizona. As a result of this change, the Arizona Department of Insurance is our principal regulatory authority and all of our separate accounts including Separate Account B, will now be operated in accordance with the laws of Arizona.
Separate Account B consists of multiple Subaccounts. Each Subaccount invests only in a single mutual fund or mutual fund portfolio. The name of each Subaccount generally corresponds to the name of the Portfolio. Each Subaccount in Separate Account B may have several different Unit Prices to reflect the Insurance Charge, Distribution Charge (when applicable) and the charges for any optional benefits that are offered under the Annuity issued by us through Separate Account B. Separate Account B is registered with the SEC under the Investment Company Act of 1940 (“Investment Company Act”) as a unit investment trust, which is a type of investment company. The SEC does not supervise investment policies, management or practices of Separate Account B. We may offer new Subaccounts, eliminate Subaccounts, or combine Subaccounts at our sole discretion. We may also close Subaccounts to additional Purchase Payments on existing annuities or close Subaccounts for annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying Portfolio is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. If investment in the Portfolios or a particular Portfolio is no longer possible, or in our discretion becomes inappropriate for purposes of the Annuity, or for any other rationale in our sole judgment, we may substitute another portfolio or investment portfolios without your consent. The substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any required approval of the SEC and any applicable state insurance departments. In addition, we may close Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion. We do not control the underlying Portfolios, so we cannot guarantee that any of those funds will always be available.
Values and benefits based on allocations to the Subaccount(s) will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable. We do not guarantee the investment results of any Subaccount. Your Account Value allocated to the
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Subaccounts may increase or decrease. You bear the entire investment risk. There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.
Index Strategies Separate Account
Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account established under Arizona law. These assets are subject to the claims of the creditors of PALAC and the benefits provided under the Index Strategies are subject to the claims paying ability of PALAC.
An Owner does not have any interest in or claim on the assets in the Separate Account. In addition, neither an Owner nor amounts allocated to the Index Strategies participate in the performance of the assets held in the Separate Account.
We are not obligated to invest according to specific guidelines or strategies except as may be required by Arizona and other state insurance laws.
PRINCIPAL UNDERWRITER/DISTRIBUTOR - PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.
Prudential Annuities Distributors, Inc. ("PAD"), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the Annuity described in the Prospectus and this Statement of Additional Information. Prudential Annuities Life Assurance Corporation and AST Investment Services, Inc. ("ASISI"), a co-investment manager of Advanced Series Trust are also wholly-owned subsidiaries of Prudential Annuities, Inc. Prudential Annuities Information Services and Technology Corporation, also a wholly-owned subsidiary of Prudential Annuities, Inc., is a service company that provides systems and information services to Prudential Annuities Life Assurance Corporation and its affiliated companies.
PAD acts as the distributor of a number of annuity and life insurance products we offer.
PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities and Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). THE OFFERING OF THE ANNUITY CONTRACTS THROUGH PAD IS CONTINUOUS. PLEASE SEE THE PROSPECTUS FOR A DISCUSSION OF HOW THE CONTINGENT DEFERRED SALES CHARGE ON THE ANNUITY CONTRACTS IS DETERMINED.
The Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker-dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration ("firms"). Applications for the Annuity are solicited by registered representatives of those firms.
Under the selling agreements, cash compensation in the form of commissions is paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made. Commissions and other cash compensation paid in relation to your Annuity do not result in any additional charge to you or the Separate Account(s).
PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS
In an effort to promote the sale of our products (which may include the placement of PALAC and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we and/or PAD pay certain broker-dealers cash compensation in the form of: commissions according to one or more schedules; percentage payments based on “Assets Under Management” (total assets”) subject to certain criteria in certain PALAC products; and/or percentage payments based on the total amount of money received as purchase payments under PALAC annuity products sold through the broker-dealer.
We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.
The list in the prospectus includes the names of the firms that we are aware (as of December 31, 2020) received cash compensation with respect to annuity business during 2020 (or as to which a payment amount was accrued during 2020). The firms listed include payments in connection with products issued by Prudential Annuities Life Assurance Corporation. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity. During 2020, the least amount paid, and greatest amount paid, were $0.40 and $6,484,139.48, respectively.
You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuity than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to an annuity product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8.5% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.
With respect to all individual annuities issued by PALAC, PAD received commissions as follows: 2020: $211,412,859.70; 2019: $97,485,195.74; and 2018: $122,121,924.71. PAD retained none of those commissions.

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HOW THE UNIT PRICE IS DETERMINED
For each Variable Subaccount the initial Unit Price was $10.00. The Unit Price for each subsequent period is the net investment factor for that period, multiplied by the Unit Price for the immediately preceding Valuation Period. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of, and charges assessed against, a Subaccount from one Valuation Period to the next. The net investment factor for a Valuation Period is: (a) divided by (b), less (c) where:
(a) is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Variable Subaccount at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance     of that Variable Subaccount.
(b) is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Variable Subaccount at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Variable Subaccount.
(c) is the Insurance Charge and any applicable charge assessed against a Variable Subaccount for any Rider attached to this Annuity corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.
We value the assets in each Subaccount at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.
GENERAL INFORMATION
VOTING RIGHTS
We are the legal owner of the shares of the underlying Portfolios in which the Subaccounts invest. However, under current SEC rules, you have voting rights in relation to Account Value allocated to the Subaccounts. If an underlying Portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Subaccount. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given Portfolio held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying Portfolio seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying Portfolio’s shareholder meeting and toward the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of Owners who actually vote will determine the ultimate outcome.
We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Variable Investment Subaccounts or to approve or disapprove an investment advisory contract for a Portfolio. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Portfolios associated with the available Variable Investment Subaccounts, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard Owner voting instructions, we will advise Owners of our action and the reasons for such action in the next available annual or semi-annual report.
We will furnish those Owners who have Account Value allocated to a Subaccount whose underlying Portfolio has requested a “proxy” vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying Portfolio that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.
RESERVED RIGHTS
In addition to rights specifically reserved elsewhere in this Annuity, we reserve the right to perform any or all of the following: (a) combine Variable Subaccount with other Variable Subaccounts; (b) combine the Variable Separate Account(s) shown in the Annuity Schedule with other "unitized" separate accounts; (c) combine the Index Strategies Separate Account with other “non-unitized,” “non-insulated” separate accounts; (d) deregister the Variable Separate Account(s) shown in the Annuity Schedule under the Investment Company Act; (e) operate the Variable Separate Account(s) shown in the Annuity Schedule as a management investment company under the Investment Company Act or in any other form permitted by law; (f) make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act, the
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Exchange Act, the Investment Company Act, or any changes to the Securities and Exchange Commission’s interpretation thereof; (g) make changes that are necessary to maintain the tax status of your Annuity, any rider, amendment or endorsement attached hereto or any charge or distribution from your Annuity under the Code; (h) to establish a provision for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account; (i) make any changes required by Federal or state laws with respect to annuity contracts; and (j) to the extent dictated by any underlying Porfolio, impose a redemption fee or restrict transactions within any Variable Subaccount. We reserve the right to modify this Annuity without receiving your prior consent, except as may be required by any applicable law, if we are required to make changes necessary to comply with state regulatory requirements, Internal Revenue Service ("IRS") requirements or other federal requirements.
We may eliminate Variable Subaccounts, restrict or prohibit additional allocations to certain Variable Subaccounts, or substitute one or more new underlying mutual funds or portfolios for the one in which a Variable Subaccount is invested in which case any reference to pro-rata allocations would include only those Variable Subaccounts that do not restrict or prohibit additional allocations. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for any other reason. We would obtain any regulatory prior approval. If an Index is no longer available to us, or if the manner by which the Index is determined substantially changes, we will substitute a comparable Index. We would obtain any required regulatory prior approval. We will notify you and any assignee of the substitution.
DEFERRAL OF TRANSACTIONS
We may defer any annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any annuity payout for more than thirty days, we will pay interest as required by state law. We may defer any distribution from any Allocation Option or any transfer from Allocation Options for a period not to exceed seven calendar days from the date the transaction is effected.
There may be circumstances where the NYSE is open, however, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.
The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. On those dates, we will not process any financial transactions involving purchase or redemption orders.
PALAC will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
▪trading on the NYSE is restricted;
▪an emergency exists making redemption or valuation of securities held in the separate account impractical; or
▪the SEC, by order, permits the suspension or postponement for the protection of security holders.
MISSTATEMENT OF AGE OR SEX
If there has been a misstatement of the age and/or sex of any person upon whose life annuity payments or the minimum death benefit is based, we make adjustments to conform to the facts. As to annuity payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.
CYBER SECURITY AND BUSINESS CONTINUITY RISKS
With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, PALAC is susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of products with certain features, including those with automatic asset transfer or re-allocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.
Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins and attempts to fraudulently induce employees, customers or other users of these systems to disclose sensitive information in order to gain access) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.
The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and
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process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.
Cyber security events, disasters and similar events, whether deliberate or unintentional, that could impact PALAC and Owners, whether deliberate or unintentional, could arise not only in connection with our own administration of the Annuity, but also with entities operating the Annuity’s underlying funds and with third-party service providers to PALAC. Cyber security and other events affecting any of the entities involved with the offering and administration of the Annuity may cause significant disruptions in the business operations related to the Annuity. Potential impacts may include, but are not limited to, potential financial losses under the Annuity, your inability to conduct transactions under the Annuity and/or with respect to an underlying fund, an inability to calculate the accumulation unit value (AUV) with respect to the Annuity and/or the net asset value (NAV) with respect to an underlying fund, and disclosures of your personal or confidential account information.
In addition to direct impacts to you, cyber security and other events described above may result in adverse impacts to PALAC, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by PALAC may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by PALAC in enhancing and upgrading computer systems and systems security following a cyber security failure or responding to a disaster or similar event.
The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, hostile foreign governments and others continue to pose new and significant cyber security threats. In addition, the global spread of COVID-19 has caused the Company and its service providers to implement business continuity plans, including widespread use of work-from-home arrangements. Although PALAC, our service providers, and the underlying funds offered under the Annuity may have established business continuity plans and risk management systems to mitigate risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, PALAC cannot control or assure the efficacy of the cyber security and business continuity plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.
ANNUITIZATION
WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity options available that provide fixed annuity payments. Fixed options provide the same amount with each payment. We do not guarantee to make all annuity payment options available in the future.
When you purchase an Annuity, or at a later date, you may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. A maximum Annuity Date may be required by law. The Annuity Date may depend on the annuity option you choose. Certain annuity options may not be available depending on the age of the Annuitant.
Certain of these annuity options may also be available to Beneficiaries who choose to receive the Annuity's Death Benefit proceeds as a series of payments instead of a lump sum payment.
Fixed Annuity Options
Option 1
Life Income Annuity Option with a Period Certain - Under this option, income is payable equally monthly, quarterly, semiannually, or annually for the Annuitant’s life or a period certain, subject to our then current rules, whichever is longer. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the annuity option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.
Option 2
Joint Life Annuity Option - Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.
Other Annuity Options We May Make Available
At the Annuity Date, we may make available other annuity options not described above. However, Options 1 and 2 above will always remain available. The additional options we currently offer are:
▪Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are
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made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.
▪Joint Life Annuity Option with a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.
▪Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen (the “period certain”), up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the annuity option becomes effective, as computed under applicable IRS tables). The annuity payments may be made equally monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies before the end of the period certain, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.
WHEN ARE ANNUITY PAYMENTS MADE?
Each Annuity Payment is payable monthly on the Annuity Payment Date. The initial annuity payment will be on a date of your choice. The Annuity Payment Date may not be changed after the Annuity Date.
HOW ARE ANNUITY PAYMENTS CALCULATED?
FIXED ANNUITY PAYMENTS
If you choose to receive fixed annuity payments, you will receive equal fixed-dollar payments throughout the period you select. The amount of the fixed payment will vary depending on the annuity payment option and payment frequency you select. Generally, the first annuity payment is determined by multiplying the Account Value upon the Annuity Date, minus any state premium taxes that may apply, by the factor determined from our table of annuity rates. The table of annuity rates differs based on the type of annuity chosen and the frequency of payment selected. Our rates will not be less than our guaranteed minimum rates. These guaranteed minimum rates are derived from the 2000 Individual Annuity Mortality Table with an assumed interest rate of up to 3% per annum. Where required by law or regulation, such annuity table will have rates that do not differ according to the gender of the key life. Otherwise, the rates will differ according to the gender of the key life.
EXPERTS
The financial statements of Prudential Annuities Life Assurance Corporation as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 and the financial statements of Prudential Annuities Life Assurance Corporation Variable Account B as of the dates presented and for each of the periods presented included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LEGAL EXPERTS
In connection with the preparation of the post-effective amendment to this registration statement, counsel for PALAC has provided certain advice with respect to the federal securities laws.
FINANCIAL STATEMENTS
The financial statements which follow are those of Prudential Annuities Life Assurance Corporation and Prudential Annuities Life Assurance Corporation Variable Account B Subaccounts as of December 31, 2020 and for the years ended December 31, 2020 and 2019. There may be other Subaccounts included in Variable Account B that are not available in the product described in the applicable prospectus.
INCORPORATION BY REFERENCE
To the extent and only to the extent that any statement in a document incorporated by reference into this Statement of Additional Information is modified or superseded by a statement in this Statement of Additional Information or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.
We furnish you without charge a copy of any or all the documents incorporated by reference in this Statement of Additional Information, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to PALAC Service Center, P.O. Box 7960, Philadelphia, PA 19176. Our phone number is 1-888-PRU-2888. You may also forward such a request electronically to our Customer Service Department at www.prudential.com.

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FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST T. Rowe Price Large-Cap Growth Portfolio	AST Government Money Market Portfolio	AST Cohen & Steers Realty Portfolio	AST J.P. Morgan Strategic Opportunities Portfolio	AST T. Rowe Price Large-Cap Value Portfolio
ASSETS
Investment in the portfolios, at fair value	$661,551,579	$490,379,362	$110,379,037	$680,844,045	$659,702,323
Net Assets	$661,551,579	$490,379,362	$110,379,037	$680,844,045	$659,702,323

NET ASSETS, representing:
Accumulation units	$660,997,083	$490,310,861	$110,225,264	$680,792,756	$655,699,354
Contracts in payout (annuitization) period	554,496	68,501	153,773	51,289	4,002,969
	$661,551,579	$490,379,362	$110,379,037	$680,844,045	$659,702,323

Units outstanding	10,279,932	42,690,537	2,139,065	26,191,968	29,923,528

Portfolio shares held	10,253,434	490,379,362	7,856,159	29,410,110	37,525,729
Portfolio net asset value per share	$64.52	$1.00	$14.05	$23.15	$17.58
Investment in portfolio shares, at cost	$344,010,863	$490,379,362	$91,350,595	$514,730,138	$563,951,261

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST T. Rowe Price Large-Cap Growth Portfolio	AST Government Money Market Portfolio	AST Cohen & Steers Realty Portfolio	AST J.P. Morgan Strategic Opportunities Portfolio	AST T. Rowe Price Large-Cap Value Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$996,196	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	7,550,791	6,035,289	1,284,787	7,887,858	8,202,636

NET INVESTMENT INCOME (LOSS)	(7,550,791)	(5,039,093)	(1,284,787)	(7,887,858)	(8,202,636)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	129,026,165	—	10,199,676	92,271,716	(27,281,251)
Net change in unrealized appreciation (depreciation) on investments	50,232,888	—	(17,176,261)	(28,869,632)	37,291,689
NET GAIN (LOSS) ON INVESTMENTS	179,259,053	—	(6,976,585)	63,402,084	10,010,438

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$171,708,262	$(5,039,093)	$(8,261,372)	$55,514,226	$1,807,802

The accompanying notes are an integral part of these financial statements.
A1

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST High Yield Portfolio	AST Small-Cap Growth Opportunities Portfolio	AST WEDGE Capital Mid-Cap Value Portfolio	AST Small-Cap Value Portfolio	AST Mid-Cap Growth Portfolio
ASSETS
Investment in the portfolios, at fair value	$145,034,062	$245,694,701	$63,399,318	$198,435,535	$503,597,283
Net Assets	$145,034,062	$245,694,701	$63,399,318	$198,435,535	$503,597,283

NET ASSETS, representing:
Accumulation units	$143,887,007	$245,144,412	$62,995,778	$197,196,180	$502,423,517
Contracts in payout (annuitization) period	1,147,055	550,289	403,540	1,239,355	1,173,766
	$145,034,062	$245,694,701	$63,399,318	$198,435,535	$503,597,283

Units outstanding	5,072,840	5,446,070	2,323,800	5,019,035	21,708,626

Portfolio shares held	12,417,300	7,532,026	2,625,231	6,791,086	31,812,842
Portfolio net asset value per share	$11.68	$32.62	$24.15	$29.22	$15.83
Investment in portfolio shares, at cost	$131,780,144	$123,724,574	$50,367,423	$143,252,446	$276,167,533

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST High Yield Portfolio	AST Small-Cap Growth Opportunities Portfolio	AST WEDGE Capital Mid-Cap Value Portfolio	AST Small-Cap Value Portfolio	AST Mid-Cap Growth Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	1,662,645	2,800,335	682,112	2,359,143	5,345,962

NET INVESTMENT INCOME (LOSS)	(1,662,645)	(2,800,335)	(682,112)	(2,359,143)	(5,345,962)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	6,967,363	45,848,854	(3,042,235)	22,373,091	52,985,292
Net change in unrealized appreciation (depreciation) on investments	(2,806,640)	17,648,297	(139,563)	(18,168,541)	67,803,587
NET GAIN (LOSS) ON INVESTMENTS	4,160,723	63,497,151	(3,181,798)	4,204,550	120,788,879

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$2,498,078	$60,696,816	$(3,863,910)	$1,845,407	$115,442,917
The accompanying notes are an integral part of these financial statements.
A2

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST Goldman Sachs Small-Cap Value Portfolio	AST Hotchkis & Wiley Large-Cap Value Portfolio	AST Loomis Sayles Large-Cap Growth Portfolio	AST MFS Growth Portfolio	AST Neuberger Berman/LSV Mid-Cap Value Portfolio
ASSETS
Investment in the portfolios, at fair value	$160,330,425	$240,505,497	$906,656,832	$265,521,360	$271,241,804
Net Assets	$160,330,425	$240,505,497	$906,656,832	$265,521,360	$271,241,804

NET ASSETS, representing:
Accumulation units	$159,910,538	$239,609,225	$902,401,197	$264,928,181	$269,966,606
Contracts in payout (annuitization) period	419,887	896,272	4,255,635	593,179	1,275,198
	$160,330,425	$240,505,497	$906,656,832	$265,521,360	$271,241,804

Units outstanding	2,979,555	8,089,661	15,675,920	7,196,775	5,292,640

Portfolio shares held	6,253,137	7,250,693	10,785,830	6,098,332	7,823,531
Portfolio net asset value per share	$25.64	$33.17	$84.06	$43.54	$34.67
Investment in portfolio shares, at cost	$118,536,803	$169,934,232	$361,897,393	$120,516,557	$200,924,190

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Goldman Sachs Small-Cap Value Portfolio	AST Hotchkis & Wiley Large-Cap Value Portfolio	AST Loomis Sayles Large-Cap Growth Portfolio	AST MFS Growth Portfolio	AST Neuberger Berman/LSV Mid-Cap Value Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	1,609,882	2,929,140	11,582,604	3,244,430	3,067,324

NET INVESTMENT INCOME (LOSS)	(1,609,882)	(2,929,140)	(11,582,604)	(3,244,430)	(3,067,324)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	4,547,574	21,683,464	131,600,449	48,550,701	33,959,738
Net change in unrealized appreciation (depreciation) on investments	(4,039,394)	(23,193,922)	84,081,301	12,925,881	(42,989,167)
NET GAIN (LOSS) ON INVESTMENTS	508,180	(1,510,458)	215,681,750	61,476,582	(9,029,429)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$(1,101,702)	$(4,439,598)	$204,099,146	$58,232,152	$(12,096,753)

The accompanying notes are an integral part of these financial statements.
A3

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST Small-Cap Growth Portfolio	AST BlackRock Low Duration Bond Portfolio	AST BlackRock/Loomis Sayles Bond Portfolio	AST QMA US Equity Alpha Portfolio	AST T. Rowe Price Natural Resources Portfolio
ASSETS
Investment in the portfolios, at fair value	$195,651,645	$278,466,138	$1,079,721,270	$139,091,261	$115,482,820
Net Assets	$195,651,645	$278,466,138	$1,079,721,270	$139,091,261	$115,482,820

NET ASSETS, representing:
Accumulation units	$195,451,206	$277,535,792	$1,074,210,329	$137,925,663	$115,441,660
Contracts in payout (annuitization) period	200,439	930,346	5,510,941	1,165,598	41,160
	$195,651,645	$278,466,138	$1,079,721,270	$139,091,261	$115,482,820

Units outstanding	3,187,755	18,593,225	47,997,476	4,416,487	3,430,461

Portfolio shares held	2,485,412	23,985,025	67,949,734	4,203,423	5,244,451
Portfolio net asset value per share	$78.72	$11.61	$15.89	$33.09	$22.02
Investment in portfolio shares, at cost	$108,939,442	$258,423,186	$937,168,104	$111,883,451	$93,139,694

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Small-Cap Growth Portfolio	AST BlackRock Low Duration Bond Portfolio	AST BlackRock/Loomis Sayles Bond Portfolio	AST QMA US Equity Alpha Portfolio	AST T. Rowe Price Natural Resources Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	1,955,376	3,661,796	12,724,763	1,644,834	1,061,833

NET INVESTMENT INCOME (LOSS)	(1,955,376)	(3,661,796)	(12,724,763)	(1,644,834)	(1,061,833)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	23,739,012	5,130,079	81,027,651	14,760,117	(14,212,342)
Net change in unrealized appreciation (depreciation) on investments	36,205,572	1,126,815	(8,213,979)	(29,758,722)	7,450,840
NET GAIN (LOSS) ON INVESTMENTS	59,944,584	6,256,894	72,813,672	(14,998,605)	(6,761,502)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$57,989,208	$2,595,098	$60,088,909	$(16,643,439)	$(7,823,335)

The accompanying notes are an integral part of these financial statements.
A4

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST T. Rowe Price Asset Allocation Portfolio	AST International Value Portfolio	AST MFS Global Equity Portfolio	AST J.P. Morgan International Equity Portfolio	AST Templeton Global Bond Portfolio
ASSETS
Investment in the portfolios, at fair value	$2,342,096,596	$104,579,716	$201,228,977	$162,361,680	$—
Net Assets	$2,342,096,596	$104,579,716	$201,228,977	$162,361,680	$—

NET ASSETS, representing:
Accumulation units	$2,342,066,749	$104,322,663	$200,330,020	$161,511,568	$—
Contracts in payout (annuitization) period	29,847	257,053	898,957	850,112	—
	$2,342,096,596	$104,579,716	$201,228,977	$162,361,680	$—

Units outstanding	65,855,036	5,606,639	5,092,657	5,122,687	—

Portfolio shares held	62,108,104	4,902,940	7,306,789	4,439,751	—
Portfolio net asset value per share	$37.71	$21.33	$27.54	$36.57	$—
Investment in portfolio shares, at cost	$1,615,353,290	$85,769,089	$141,001,668	$116,783,032	$—

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST T. Rowe Price Asset Allocation Portfolio	AST International Value Portfolio	AST MFS Global Equity Portfolio	AST J.P. Morgan International Equity Portfolio	AST Templeton Global Bond Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	11/13/2020**

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	27,139,692	1,285,355	2,134,473	1,712,719	1,194,155

NET INVESTMENT INCOME (LOSS)	(27,139,692)	(1,285,355)	(2,134,473)	(1,712,719)	(1,194,155)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	292,448,282	1,210,765	20,346,658	3,641,837	551,948
Net change in unrealized appreciation (depreciation) on investments	(80,129,826)	(2,902,856)	(3,609,897)	9,311,435	(6,166,470)
NET GAIN (LOSS) ON INVESTMENTS	212,318,456	(1,692,091)	16,736,761	12,953,272	(5,614,522)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$185,178,764	$(2,977,446)	$14,602,288	$11,240,553	$(6,808,677)

**Date subaccount was no longer available for investment.
The accompanying notes are an integral part of these financial statements.
A5

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST International Growth Portfolio	AST Wellington Management Hedged Equity Portfolio	AST Capital Growth Asset Allocation Portfolio	AST Academic Strategies Asset Allocation Portfolio	AST Balanced Asset Allocation Portfolio
ASSETS
Investment in the portfolios, at fair value	$341,078,752	$288,081,175	$4,190,714,726	$1,489,397,632	$2,347,786,159
Net Assets	$341,078,752	$288,081,175	$4,190,714,726	$1,489,397,632	$2,347,786,159

NET ASSETS, representing:
Accumulation units	$340,457,619	$288,081,175	$4,190,714,726	$1,488,882,060	$2,347,786,159
Contracts in payout (annuitization) period	621,133	—	—	515,572	—
	$341,078,752	$288,081,175	$4,190,714,726	$1,489,397,632	$2,347,786,159

Units outstanding	8,998,937	16,036,878	185,227,283	97,685,735	109,846,305

Portfolio shares held	12,651,289	15,504,907	169,802,055	88,654,621	102,568,203
Portfolio net asset value per share	$26.96	$18.58	$24.68	$16.80	$22.89
Investment in portfolio shares, at cost	$186,523,763	$227,496,738	$2,573,745,176	$1,222,483,894	$1,400,525,773

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST International Growth Portfolio	AST Wellington Management Hedged Equity Portfolio	AST Capital Growth Asset Allocation Portfolio	AST Academic Strategies Asset Allocation Portfolio	AST Balanced Asset Allocation Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	4,210,544	3,428,770	52,267,103	18,876,858	28,843,899

NET INVESTMENT INCOME (LOSS)	(4,210,544)	(3,428,770)	(52,267,103)	(18,876,858)	(28,843,899)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	38,398,751	27,220,077	544,598,598	154,662,382	257,092,799
Net change in unrealized appreciation (depreciation) on investments	39,206,523	(17,552,167)	(134,023,560)	(124,668,023)	(44,550,900)
NET GAIN (LOSS) ON INVESTMENTS	77,605,274	9,667,910	410,575,038	29,994,359	212,541,899

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$73,394,730	$6,239,140	$358,307,935	$11,117,501	$183,698,000
The accompanying notes are an integral part of these financial statements.
A6

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST Preservation Asset Allocation Portfolio	AST AllianzGI World Trends Portfolio	AST J.P. Morgan Global Thematic Portfolio	AST Goldman Sachs Multi-Asset Portfolio	AST Western Asset Core Plus Bond Portfolio
ASSETS
Investment in the portfolios, at fair value	$1,538,225,697	$678,068,153	$556,138,514	$511,380,022	$668,452,988
Net Assets	$1,538,225,697	$678,068,153	$556,138,514	$511,380,022	$668,452,988

NET ASSETS, representing:
Accumulation units	$1,538,225,697	$678,068,153	$556,138,514	$511,380,022	$667,312,499
Contracts in payout (annuitization) period	—	—	—	—	1,140,489
	$1,538,225,697	$678,068,153	$556,138,514	$511,380,022	$668,452,988

Units outstanding	82,395,164	40,172,711	29,412,399	32,135,125	42,790,099

Portfolio shares held	78,082,523	37,236,033	27,288,445	30,713,515	43,977,170
Portfolio net asset value per share	$19.70	$18.21	$20.38	$16.65	$15.20
Investment in portfolio shares, at cost	$1,089,130,374	$518,355,396	$414,542,733	$425,393,542	$581,013,091

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Preservation Asset Allocation Portfolio	AST AllianzGI World Trends Portfolio	AST J.P. Morgan Global Thematic Portfolio	AST Goldman Sachs Multi-Asset Portfolio	AST Western Asset Core Plus Bond Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	20,244,030	7,262,705	5,829,637	5,477,156	7,863,323

NET INVESTMENT INCOME (LOSS)	(20,244,030)	(7,262,705)	(5,829,637)	(5,477,156)	(7,863,323)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	133,843,003	72,005,663	75,158,240	56,203,563	40,914,669
Net change in unrealized appreciation (depreciation) on investments	(15,724,839)	(8,635,703)	(25,947,094)	(27,900,227)	2,255,387
NET GAIN (LOSS) ON INVESTMENTS	118,118,164	63,369,960	49,211,146	28,303,336	43,170,056

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$97,874,134	$56,107,255	$43,381,509	$22,826,180	$35,306,733
The accompanying notes are an integral part of these financial statements.
A7

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	Davis Value Portfolio	Columbia Variable Portfolio - Asset Allocation Fund (Class 1)	Columbia Variable Portfolio - Small Company Growth Fund (Class 1)	Prudential SP International Growth Portfolio (Class I)	ProFund VP Asia 30
ASSETS
Investment in the portfolios, at fair value	$942,761	$—	$645,381	$4,636,495	$8,408,865
Net Assets	$942,761	$—	$645,381	$4,636,495	$8,408,865

NET ASSETS, representing:
Accumulation units	$942,761	$—	$645,381	$4,476,045	$8,408,865
Contracts in payout (annuitization) period	—	—	—	160,450	—
	$942,761	$—	$645,381	$4,636,495	$8,408,865

Units outstanding	36,438	—	7,207	171,846	236,208

Portfolio shares held	102,809	—	21,534	378,181	110,833
Portfolio net asset value per share	$9.17	$—	$29.97	$12.26	$75.87
Investment in portfolio shares, at cost	$931,315	$—	$367,577	$3,076,098	$6,615,608

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	Davis Value Portfolio	Columbia Variable Portfolio - Asset Allocation Fund (Class 1)	Columbia Variable Portfolio - Small Company Growth Fund (Class 1)	Prudential SP International Growth Portfolio (Class I)	ProFund VP Asia 30
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	4/24/2020**	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$5,971	$74,339	$—	$—	$73,074

EXPENSES
Charges for mortality and expense risk,
and for administration	11,762	8,961	4,942	53,404	86,252

NET INVESTMENT INCOME (LOSS)	(5,791)	65,378	(4,942)	(53,404)	(13,178)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	23,885	761,108	8,787	—	666,130
Net realized gain (loss) on shares redeemed	(87,247)	(601,996)	29,707	467,506	60,063
Net change in unrealized appreciation (depreciation) on investments	142,957	(436,170)	236,670	613,192	1,311,949
NET GAIN (LOSS) ON INVESTMENTS	79,595	(277,058)	275,164	1,080,698	2,038,142

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$73,804	$(211,680)	$270,222	$1,027,294	$2,024,964

**Date subaccount was no longer available for investment.
The accompanying notes are an integral part of these financial statements.
A8

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	ProFund VP Banks	ProFund VP Bear	ProFund VP Biotechnology	ProFund VP Basic Materials	ProFund VP UltraBull
ASSETS
Investment in the portfolios, at fair value	$2,780,807	$1,379,342	$7,722,957	$4,775,459	$8,707,814
Net Assets	$2,780,807	$1,379,342	$7,722,957	$4,775,459	$8,707,814

NET ASSETS, representing:
Accumulation units	$2,780,807	$1,379,239	$7,722,957	$4,775,459	$8,707,814
Contracts in payout (annuitization) period	—	103	—	—	—
	$2,780,807	$1,379,342	$7,722,957	$4,775,459	$8,707,814

Units outstanding	301,376	1,343,086	207,200	190,515	240,929

Portfolio shares held	116,988	70,411	94,033	68,850	296,588
Portfolio net asset value per share	$23.77	$19.59	$82.13	$69.36	$29.36
Investment in portfolio shares, at cost	$2,261,279	$1,508,389	$7,680,029	$4,248,925	$7,803,901

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Banks	ProFund VP Bear	ProFund VP Biotechnology	ProFund VP Basic Materials	ProFund VP UltraBull
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$61,429	$13,314	$1,422	$27,016	$60,671

EXPENSES
Charges for mortality and expense risk,
and for administration	34,822	34,441	89,875	52,022	90,363

NET INVESTMENT INCOME (LOSS)	26,607	(21,127)	(88,453)	(25,006)	(29,692)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	549,673	325,184	5,356,133
Net realized gain (loss) on shares redeemed	(923,799)	(1,336,940)	1,313,869	(328,081)	(3,446,573)
Net change in unrealized appreciation (depreciation) on investments	(53,653)	124,824	(734,785)	481,847	(535,803)
NET GAIN (LOSS) ON INVESTMENTS	(977,452)	(1,212,116)	1,128,757	478,950	1,373,757

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$(950,845)	$(1,233,243)	$1,040,304	$453,944	$1,344,065
The accompanying notes are an integral part of these financial statements.
A9

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	ProFund VP Bull	ProFund VP Consumer Services	ProFund VP Consumer Goods	ProFund VP Oil & Gas	ProFund VP Europe 30
ASSETS
Investment in the portfolios, at fair value	$16,208,617	$10,599,584	$11,312,037	$5,379,894	$6,657,006
Net Assets	$16,208,617	$10,599,584	$11,312,037	$5,379,894	$6,657,006

NET ASSETS, representing:
Accumulation units	$16,208,617	$10,599,584	$11,293,132	$5,366,853	$6,654,732
Contracts in payout (annuitization) period	—	—	18,905	13,041	2,274
	$16,208,617	$10,599,584	$11,312,037	$5,379,894	$6,657,006

Units outstanding	562,797	300,758	358,734	474,378	561,556

Portfolio shares held	272,964	139,193	181,895	286,469	320,665
Portfolio net asset value per share	$59.38	$76.15	$62.19	$18.78	$20.76
Investment in portfolio shares, at cost	$14,051,943	$10,578,162	$8,317,614	$5,342,594	$6,635,210

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Bull	ProFund VP Consumer Services	ProFund VP Consumer Goods	ProFund VP Oil & Gas	ProFund VP Europe 30
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$13,259	$—	$70,963	$132,609	$182,582

EXPENSES
Charges for mortality and expense risk,
and for administration	205,540	132,041	122,563	66,503	87,377

NET INVESTMENT INCOME (LOSS)	(192,281)	(132,041)	(51,600)	66,106	95,205

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	734,141	3,008,528	94,207	58,640	—
Net realized gain (loss) on shares redeemed	(894,052)	(682,836)	(1,173,231)	(3,456,393)	(695,894)
Net change in unrealized appreciation (depreciation) on investments	1,872,880	(506,940)	3,695,311	530,698	(420,035)
NET GAIN (LOSS) ON INVESTMENTS	1,712,969	1,818,752	2,616,287	(2,867,055)	(1,115,929)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$1,520,688	$1,686,711	$2,564,687	$(2,800,949)	$(1,020,724)
The accompanying notes are an integral part of these financial statements.
A10

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	ProFund VP Financials	ProFund VP U.S. Government Plus	ProFund VP Health Care	Access VP High Yield Fund	ProFund VP Industrials
ASSETS
Investment in the portfolios, at fair value	$11,401,429	$7,411,245	$29,206,177	$4,681,652	$8,486,862
Net Assets	$11,401,429	$7,411,245	$29,206,177	$4,681,652	$8,486,862

NET ASSETS, representing:
Accumulation units	$11,401,429	$7,411,245	$29,164,037	$4,681,652	$8,486,862
Contracts in payout (annuitization) period	—	—	42,140	—	—
	$11,401,429	$7,411,245	$29,206,177	$4,681,652	$8,486,862

Units outstanding	774,109	283,171	914,956	212,329	258,565

Portfolio shares held	274,007	242,594	387,042	172,755	93,591
Portfolio net asset value per share	$41.61	$30.55	$75.46	$27.10	$90.68
Investment in portfolio shares, at cost	$10,707,919	$8,194,292	$27,551,244	$4,468,304	$6,817,182

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Financials	ProFund VP U.S. Government Plus	ProFund VP Health Care	Access VP High Yield Fund	ProFund VP Industrials
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$72,248	$4,363	$—	$263,250	$12,355

EXPENSES
Charges for mortality and expense risk,
and for administration	156,183	163,040	376,091	59,669	100,367

NET INVESTMENT INCOME (LOSS)	(83,935)	(158,677)	(376,091)	203,581	(88,012)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	785,428	682,269	3,447,545	—	136,744
Net realized gain (loss) on shares redeemed	(784,721)	1,464,720	(1,514,568)	(544,580)	(1,157,806)
Net change in unrealized appreciation (depreciation) on investments	(970,916)	(451,492)	865,185	142,627	1,833,568
NET GAIN (LOSS) ON INVESTMENTS	(970,209)	1,695,497	2,798,162	(401,953)	812,506

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$(1,054,144)	$1,536,820	$2,422,071	$(198,372)	$724,494
The accompanying notes are an integral part of these financial statements.
A11

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	ProFund VP Internet	ProFund VP Japan	ProFund VP Precious Metals	ProFund VP Mid-Cap Growth	ProFund VP Mid-Cap Value
ASSETS
Investment in the portfolios, at fair value	$8,930,848	$4,839,874	$16,624,987	$16,374,829	$10,696,296
Net Assets	$8,930,848	$4,839,874	$16,624,987	$16,374,829	$10,696,296

NET ASSETS, representing:
Accumulation units	$8,930,848	$4,839,874	$16,608,068	$16,374,829	$10,692,453
Contracts in payout (annuitization) period	—	—	16,919	—	3,843
	$8,930,848	$4,839,874	$16,624,987	$16,374,829	$10,696,296

Units outstanding	68,491	294,078	1,436,254	482,339	388,505

Portfolio shares held	152,534	76,039	538,200	343,432	271,755
Portfolio net asset value per share	$58.55	$63.65	$30.89	$47.68	$39.36
Investment in portfolio shares, at cost	$7,106,182	$4,023,400	$16,857,179	$13,801,262	$9,771,086

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Internet	ProFund VP Japan	ProFund VP Precious Metals	ProFund VP Mid-Cap Growth	ProFund VP Mid-Cap Value
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$11,792	$34,004	$—	$35,788

EXPENSES
Charges for mortality and expense risk,
and for administration	89,030	53,865	185,885	175,119	115,771

NET INVESTMENT INCOME (LOSS)	(89,030)	(42,073)	(151,881)	(175,119)	(79,983)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	910,134	—	—	1,253,271	716,315
Net realized gain (loss) on shares redeemed	344,065	(34,378)	3,894,527	(1,416,286)	(1,258,167)
Net change in unrealized appreciation (depreciation) on investments	1,789,656	544,177	(1,314,425)	2,331,220	206,089
NET GAIN (LOSS) ON INVESTMENTS	3,043,855	509,799	2,580,102	2,168,205	(335,763)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$2,954,825	$467,726	$2,428,221	$1,993,086	$(415,746)
The accompanying notes are an integral part of these financial statements.
A12

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	ProFund VP Pharmaceuticals	ProFund VP Real Estate	ProFund VP Rising Rates Opportunity	ProFund VP NASDAQ-100	ProFund VP Semiconductor
ASSETS
Investment in the portfolios, at fair value	$2,583,839	$6,123,586	$1,078,591	$35,255,690	$4,109,112
Net Assets	$2,583,839	$6,123,586	$1,078,591	$35,255,690	$4,109,112

NET ASSETS, representing:
Accumulation units	$2,583,839	$6,123,586	$1,078,591	$35,135,071	$4,109,112
Contracts in payout (annuitization) period	—	—	—	120,619	—
	$2,583,839	$6,123,586	$1,078,591	$35,255,690	$4,109,112

Units outstanding	133,588	213,612	1,190,721	909,789	125,585

Portfolio shares held	67,043	105,307	38,826	498,455	49,795
Portfolio net asset value per share	$38.54	$58.15	$27.78	$70.73	$82.52
Investment in portfolio shares, at cost	$2,274,605	$6,239,930	$1,063,160	$32,810,262	$3,078,303

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Pharmaceuticals	ProFund VP Real Estate	ProFund VP Rising Rates Opportunity	ProFund VP NASDAQ-100	ProFund VP Semiconductor
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$2,595	$97,187	$9,325	$—	$11,818

EXPENSES
Charges for mortality and expense risk,
and for administration	28,668	81,471	16,006	352,822	40,255

NET INVESTMENT INCOME (LOSS)	(26,073)	15,716	(6,681)	(352,822)	(28,437)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	180,215	—	1,885,786	229,611
Net realized gain (loss) on shares redeemed	146,343	(890,890)	(469,887)	5,812,486	384,171
Net change in unrealized appreciation (depreciation) on investments	52,958	(214,244)	25,702	1,387,561	664,789
NET GAIN (LOSS) ON INVESTMENTS	199,301	(924,919)	(444,185)	9,085,833	1,278,571

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$173,228	$(909,203)	$(450,866)	$8,733,011	$1,250,134
The accompanying notes are an integral part of these financial statements.
A13

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	ProFund VP Small-Cap Growth	ProFund VP Short Mid-Cap	ProFund VP Short NASDAQ-100	ProFund VP Short Small-Cap	ProFund VP Small-Cap Value
ASSETS
Investment in the portfolios, at fair value	$15,015,696	$51,287	$263,847	$80,840	$9,927,839
Net Assets	$15,015,696	$51,287	$263,847	$80,840	$9,927,839

NET ASSETS, representing:
Accumulation units	$15,015,696	$51,287	$263,847	$80,840	$9,927,839
Contracts in payout (annuitization) period	—	—	—	—	—
	$15,015,696	$51,287	$263,847	$80,840	$9,927,839

Units outstanding	399,072	55,854	919,621	103,553	411,741

Portfolio shares held	410,714	2,548	14,481	2,928	234,037
Portfolio net asset value per share	$36.56	$20.13	$18.22	$27.61	$42.42
Investment in portfolio shares, at cost	$12,570,593	$52,495	$287,556	$84,209	$8,857,998

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Small-Cap Growth	ProFund VP Short Mid-Cap	ProFund VP Short NASDAQ-100	ProFund VP Short Small-Cap	ProFund VP Small-Cap Value
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$548	$703	$925	$1,945

EXPENSES
Charges for mortality and expense risk,
and for administration	157,955	1,960	5,859	3,905	90,787

NET INVESTMENT INCOME (LOSS)	(157,955)	(1,412)	(5,156)	(2,980)	(88,842)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	1,641,375	—	—	—	899,092
Net realized gain (loss) on shares redeemed	(2,909,917)	(199,318)	(245,999)	(101,297)	(1,686,712)
Net change in unrealized appreciation (depreciation) on investments	3,127,745	(279)	22,361	(2,667)	773,357
NET GAIN (LOSS) ON INVESTMENTS	1,859,203	(199,597)	(223,638)	(103,964)	(14,263)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$1,701,248	$(201,009)	$(228,794)	$(106,944)	$(103,105)

The accompanying notes are an integral part of these financial statements.
A14

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	ProFund VP Technology	ProFund VP Telecommu-nications	ProFund VP UltraMid-Cap	ProFund VP UltraNASDAQ-100	ProFund VP UltraSmall-Cap
ASSETS
Investment in the portfolios, at fair value	$11,748,370	$3,519,263	$8,385,512	$73,099,062	$6,274,333
Net Assets	$11,748,370	$3,519,263	$8,385,512	$73,099,062	$6,274,333

NET ASSETS, representing:
Accumulation units	$11,748,370	$3,519,263	$8,380,140	$73,099,062	$6,274,333
Contracts in payout (annuitization) period	—	—	5,372	—	—
	$11,748,370	$3,519,263	$8,385,512	$73,099,062	$6,274,333

Units outstanding	413,501	333,044	164,943	2,578,938	193,149

Portfolio shares held	155,917	109,124	166,313	787,112	270,329
Portfolio net asset value per share	$75.35	$32.25	$50.42	$92.87	$23.21
Investment in portfolio shares, at cost	$8,658,293	$3,235,266	$7,248,419	$58,051,087	$5,025,019

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Technology	ProFund VP Telecommu-nications	ProFund VP UltraMid-Cap	ProFund VP UltraNASDAQ-100	ProFund VP UltraSmall-Cap
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$29,546	$15,991	$—	$5,565

EXPENSES
Charges for mortality and expense risk,
and for administration	118,661	45,594	79,456	591,414	53,899

NET INVESTMENT INCOME (LOSS)	(118,661)	(16,048)	(63,465)	(591,414)	(48,334)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	1,065,213	—	1,415,358	10,681,096	660,160
Net realized gain (loss) on shares redeemed	1,322,687	(258,542)	(1,239,095)	6,216,300	(521,041)
Net change in unrealized appreciation (depreciation) on investments	1,407,167	213,877	(352,181)	3,817,939	711,989
NET GAIN (LOSS) ON INVESTMENTS	3,795,067	(44,665)	(175,918)	20,715,335	851,108

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$3,676,406	$(60,713)	$(239,383)	$20,123,921	$802,774

The accompanying notes are an integral part of these financial statements.
A15

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	ProFund VP Utilities	ProFund VP Large-Cap Growth	ProFund VP Large-Cap Value	Rydex VT Nova Fund	Rydex VT NASDAQ-100® Fund
ASSETS
Investment in the portfolios, at fair value	$16,954,326	$18,324,634	$10,558,778	$1,368,911	$11,443,895
Net Assets	$16,954,326	$18,324,634	$10,558,778	$1,368,911	$11,443,895

NET ASSETS, representing:
Accumulation units	$16,954,326	$18,257,450	$10,558,778	$1,368,911	$11,443,895
Contracts in payout (annuitization) period	—	67,184	—	—	—
	$16,954,326	$18,324,634	$10,558,778	$1,368,911	$11,443,895

Units outstanding	658,235	503,319	537,287	58,153	317,013

Portfolio shares held	453,688	237,274	260,711	9,458	182,228
Portfolio net asset value per share	$37.37	$77.23	$40.50	$144.73	$62.80
Investment in portfolio shares, at cost	$19,848,490	$16,133,793	$10,453,615	$565,541	$5,481,648

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Utilities	ProFund VP Large-Cap Growth	ProFund VP Large-Cap Value	Rydex VT Nova Fund	Rydex VT NASDAQ-100® Fund
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$270,202	$—	$108,455	$10,973	$28,712

EXPENSES
Charges for mortality and expense risk,
and for administration	242,736	218,884	128,746	16,993	136,861

NET INVESTMENT INCOME (LOSS)	27,466	(218,884)	(20,291)	(6,020)	(108,149)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	3,770,907	1,643,297	1,295,134	128,732	1,145,737
Net realized gain (loss) on shares redeemed	(902,909)	4,714	(1,098,619)	184,551	1,023,211
Net change in unrealized appreciation (depreciation) on investments	(4,102,613)	2,827,912	(665,334)	(85,520)	1,548,023
NET GAIN (LOSS) ON INVESTMENTS	(1,234,615)	4,475,923	(468,819)	227,763	3,716,971

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$(1,207,149)	$4,257,039	$(489,110)	$221,743	$3,608,822

The accompanying notes are an integral part of these financial statements.
A16

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	Rydex VT Inverse S&P 500® Strategy Fund	Invesco V.I. Health Care Fund (Series I)	Invesco V.I. Technology Fund (Series I)	Wells Fargo VT Index Asset Allocation Fund (Class 2)	Wells Fargo VT International Equity Fund (Class 2)
ASSETS
Investment in the portfolios, at fair value	$13,333	$25,813,386	$27,008,906	$17,652,026	$213,394
Net Assets	$13,333	$25,813,386	$27,008,906	$17,652,026	$213,394

NET ASSETS, representing:
Accumulation units	$13,333	$25,769,891	$27,003,694	$17,652,026	$213,394
Contracts in payout (annuitization) period	—	43,495	5,212	—	—
	$13,333	$25,813,386	$27,008,906	$17,652,026	$213,394

Units outstanding	11,280	610,473	1,159,103	294,762	20,072

Portfolio shares held	324	766,203	738,958	806,765	111,143
Portfolio net asset value per share	$41.16	$33.69	$36.55	$21.88	$1.92
Investment in portfolio shares, at cost	$35,537	$21,130,379	$17,426,617	$12,182,406	$295,496

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	Rydex VT Inverse S&P 500® Strategy Fund	Invesco V.I. Health Care Fund (Series I)	Invesco V.I. Technology Fund (Series I)	Wells Fargo VT Index Asset Allocation Fund (Class 2)	Wells Fargo VT International Equity Fund (Class 2)
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$102	$74,746	$—	$137,613	$4,739

EXPENSES
Charges for mortality and expense risk,
and for administration	209	314,532	294,509	236,248	2,676

NET INVESTMENT INCOME (LOSS)	(107)	(239,786)	(294,509)	(98,635)	2,063

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	568,993	2,036,538	1,329,378	—
Net realized gain (loss) on shares redeemed	(2,922)	(1,453,307)	2,062,989	804,508	(49,385)
Net change in unrealized appreciation (depreciation) on investments	(1,210)	4,026,014	4,678,329	344,762	52,981
NET GAIN (LOSS) ON INVESTMENTS	(4,132)	3,141,700	8,777,856	2,478,648	3,596

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$(4,239)	$2,901,914	$8,483,347	$2,380,013	$5,659
The accompanying notes are an integral part of these financial statements.
A17

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Small Cap Growth Fund (Class 2)	AST Fidelity Institutional AM℠ Quantitative Portfolio	AST Prudential Growth Allocation Portfolio	AST Advanced Strategies Portfolio	AST Investment Grade Bond Portfolio
ASSETS
Investment in the portfolios, at fair value	$1,946,471	$912,450,369	$3,823,994,864	$1,519,030,425	$870,340,111
Net Assets	$1,946,471	$912,450,369	$3,823,994,864	$1,519,030,425	$870,340,111

NET ASSETS, representing:
Accumulation units	$1,946,471	$912,450,369	$3,823,607,788	$1,519,030,425	$870,340,111
Contracts in payout (annuitization) period	—	—	387,076	—	—
	$1,946,471	$912,450,369	$3,823,994,864	$1,519,030,425	$870,340,111

Units outstanding	40,356	53,451,010	214,233,319	68,669,419	42,947,643

Portfolio shares held	132,233	51,031,900	197,724,657	63,451,563	89,818,381
Portfolio net asset value per share	$14.72	$17.88	$19.34	$23.94	$9.69
Investment in portfolio shares, at cost	$1,300,934	$693,563,999	$3,102,911,613	$982,099,591	$854,937,769

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Small Cap Growth Fund (Class 2)	AST Fidelity Institutional AM℠ Quantitative Portfolio	AST Prudential Growth Allocation Portfolio	AST Advanced Strategies Portfolio	AST Investment Grade Bond Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	19,825	10,999,675	42,918,660	18,736,723	26,163,443

NET INVESTMENT INCOME (LOSS)	(19,825)	(10,999,675)	(42,918,660)	(18,736,723)	(26,163,443)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	82,971	—	—	—	—
Net realized gain (loss) on shares redeemed	20,970	130,441,409	207,971,982	213,826,965	564,740,625
Net change in unrealized appreciation (depreciation) on investments	599,309	(82,696,543)	(138,420,653)	(99,814,230)	(63,432,465)
NET GAIN (LOSS) ON INVESTMENTS	703,250	47,744,866	69,551,329	114,012,735	501,308,160

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$683,425	$36,745,191	$26,632,669	$95,276,012	$475,144,717

The accompanying notes are an integral part of these financial statements.
A18

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST Cohen & Steers Global Realty Portfolio	AST Emerging Markets Equity Portfolio	AST Bond Portfolio 2020	AST Jennison Large-Cap Growth Portfolio	AST Bond Portfolio 2021
ASSETS
Investment in the portfolios, at fair value	$28,855,645	$113,559,599	$—	$149,680,641	$71,586,948
Net Assets	$28,855,645	$113,559,599	$—	$149,680,641	$71,586,948

NET ASSETS, representing:
Accumulation units	$28,855,645	$113,559,599	$—	$149,680,641	$71,586,948
Contracts in payout (annuitization) period	—	—	—	—	—
	$28,855,645	$113,559,599	$—	$149,680,641	$71,586,948

Units outstanding	1,727,160	10,361,343	—	2,893,721	5,366,086

Portfolio shares held	1,990,044	11,078,985	—	2,398,728	4,463,027
Portfolio net asset value per share	$14.50	$10.25	$—	$62.40	$16.04
Investment in portfolio shares, at cost	$24,577,828	$85,562,325	$—	$99,192,821	$70,560,715

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Cohen & Steers Global Realty Portfolio	AST Emerging Markets Equity Portfolio	AST Bond Portfolio 2020	AST Jennison Large-Cap Growth Portfolio	AST Bond Portfolio 2021
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020**	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	283,404	1,013,513	667,950	1,256,288	1,012,285

NET INVESTMENT INCOME (LOSS)	(283,404)	(1,013,513)	(667,950)	(1,256,288)	(1,012,285)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	1,005,567	(9,072,410)	2,659,393	16,029,211	1,682,016
Net change in unrealized appreciation (depreciation) on investments	(2,270,670)	15,324,699	(1,645,314)	26,391,531	(149,674)
NET GAIN (LOSS) ON INVESTMENTS	(1,265,103)	6,252,289	1,014,079	42,420,742	1,532,342

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$(1,548,507)	$5,238,776	$346,129	$41,164,454	$520,057

**Date subaccount was no longer available for investment.

The accompanying notes are an integral part of these financial statements.
A19

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Omega Growth Fund (Class 2)	Wells Fargo VT Omega Growth Fund (Class 1)	Wells Fargo VT Small Cap Growth Fund (Class 1)	Wells Fargo VT International Equity Fund (Class 1)	AST Bond Portfolio 2022
ASSETS
Investment in the portfolios, at fair value	$2,486,996	$20,767,840	$18,547,994	$8,134,758	$17,609,215
Net Assets	$2,486,996	$20,767,840	$18,547,994	$8,134,758	$17,609,215

NET ASSETS, representing:
Accumulation units	$2,486,996	$20,712,682	$18,499,967	$7,917,140	$17,609,215
Contracts in payout (annuitization) period	—	55,158	48,027	217,618	—
	$2,486,996	$20,767,840	$18,547,994	$8,134,758	$17,609,215

Units outstanding	52,652	413,752	420,200	404,246	1,396,674

Portfolio shares held	61,498	491,198	1,208,338	4,397,166	1,166,173
Portfolio net asset value per share	$40.44	$42.28	$15.35	$1.85	$15.10
Investment in portfolio shares, at cost	$1,609,303	$14,433,560	$13,159,317	$9,575,984	$16,282,853

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Omega Growth Fund (Class 2)	Wells Fargo VT Omega Growth Fund (Class 1)	Wells Fargo VT Small Cap Growth Fund (Class 1)	Wells Fargo VT International Equity Fund (Class 1)	AST Bond Portfolio 2022
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$216,457	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	32,785	218,659	176,437	94,936	379,009

NET INVESTMENT INCOME (LOSS)	(32,785)	(218,659)	(176,437)	121,521	(379,009)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	180,133	1,321,009	783,414	—	—
Net realized gain (loss) on shares redeemed	154,285	1,392,509	914,483	(3,665,461)	1,268,375
Net change in unrealized appreciation (depreciation) on investments	495,857	3,525,313	5,252,554	3,599,713	(208,051)
NET GAIN (LOSS) ON INVESTMENTS	830,275	6,238,831	6,950,451	(65,748)	1,060,324

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$797,490	$6,020,172	$6,774,014	$55,773	$681,315

The accompanying notes are an integral part of these financial statements.
A20

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST Quantitative Modeling Portfolio	AST BlackRock Global Strategies Portfolio	Invesco V.I. Diversified Dividend Fund (Series I)	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1)
ASSETS
Investment in the portfolios, at fair value	$63,752,107	$98,325,988	$16,297,869	$327,839	$6,127,361
Net Assets	$63,752,107	$98,325,988	$16,297,869	$327,839	$6,127,361

NET ASSETS, representing:
Accumulation units	$63,752,107	$98,325,988	$16,281,059	$327,839	$6,127,361
Contracts in payout (annuitization) period	—	—	16,810	—	—
	$63,752,107	$98,325,988	$16,297,869	$327,839	$6,127,361

Units outstanding	3,353,348	6,822,333	773,727	27,544	171,805

Portfolio shares held	3,019,996	6,010,146	633,665	30,271	207,848
Portfolio net asset value per share	$21.11	$16.36	$25.72	$10.83	$29.48
Investment in portfolio shares, at cost	$44,463,269	$82,939,325	$16,226,101	$313,578	$1,606,886

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Quantitative Modeling Portfolio	AST BlackRock Global Strategies Portfolio	Invesco V.I. Diversified Dividend Fund (Series I)	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1)
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$468,307	$8,545	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	744,110	1,211,726	195,793	3,278	53,351

NET INVESTMENT INCOME (LOSS)	(744,110)	(1,211,726)	272,514	5,267	(53,351)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	389,460	1,176	—
Net realized gain (loss) on shares redeemed	9,401,715	6,335,951	(167,164)	1,647	470,991
Net change in unrealized appreciation (depreciation) on investments	(3,480,985)	(3,744,878)	(1,028,987)	5,358	1,143,437
NET GAIN (LOSS) ON INVESTMENTS	5,920,730	2,591,073	(806,691)	8,181	1,614,428

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$5,176,620	$1,379,347	$(534,177)	$13,448	$1,561,077

The accompanying notes are an integral part of these financial statements.
A21

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Opportunity Fund (Class 1)	Wells Fargo VT Opportunity Fund (Class 2)	AST Prudential Core Bond Portfolio	AST Bond Portfolio 2023	AST MFS Growth Allocation Portfolio
ASSETS
Investment in the portfolios, at fair value	$2,588,212	$5,255,196	$153,595,389	$18,541,442	$177,603,637
Net Assets	$2,588,212	$5,255,196	$153,595,389	$18,541,442	$177,603,637

NET ASSETS, representing:
Accumulation units	$2,588,212	$5,255,196	$153,595,389	$18,541,442	$176,791,525
Contracts in payout (annuitization) period	—	—	—	—	812,112
	$2,588,212	$5,255,196	$153,595,389	$18,541,442	$177,603,637

Units outstanding	83,142	172,830	12,181,761	1,621,937	10,350,011

Portfolio shares held	87,796	177,361	10,816,577	1,433,986	9,279,187
Portfolio net asset value per share	$29.48	$29.63	$14.20	$12.93	$19.14
Investment in portfolio shares, at cost	$2,176,783	$3,933,373	$143,963,033	$16,899,668	$130,555,042

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Opportunity Fund (Class 1)	Wells Fargo VT Opportunity Fund (Class 2)	AST Prudential Core Bond Portfolio	AST Bond Portfolio 2023	AST MFS Growth Allocation Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$15,733	$19,746	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	31,867	63,248	1,753,210	301,507	2,109,199

NET INVESTMENT INCOME (LOSS)	(16,134)	(43,502)	(1,753,210)	(301,507)	(2,109,199)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	170,652	341,370	—	—	—
Net realized gain (loss) on shares redeemed	85,096	132,956	8,839,857	1,453,405	15,745,238
Net change in unrealized appreciation (depreciation) on investments	172,195	430,468	(231,870)	33,225	106,531
NET GAIN (LOSS) ON INVESTMENTS	427,943	904,794	8,607,987	1,486,630	15,851,769

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$411,809	$861,292	$6,854,777	$1,185,123	$13,742,570

The accompanying notes are an integral part of these financial statements.
A22

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST Western Asset Emerging Markets Debt Portfolio	AST MFS Large-Cap Value Portfolio	Invesco V.I. Mid Cap Growth Fund (Series I)	AST Bond Portfolio 2024	AST AQR Emerging Markets Equity Portfolio
ASSETS
Investment in the portfolios, at fair value	$3,548,848	$81,253,973	$—	$7,132,843	$—
Net Assets	$3,548,848	$81,253,973	$—	$7,132,843	$—

NET ASSETS, representing:
Accumulation units	$3,548,848	$81,253,973	$—	$7,132,843	$—
Contracts in payout (annuitization) period	—	—	—	—	—
	$3,548,848	$81,253,973	$—	$7,132,843	$—

Units outstanding	292,353	3,714,833	—	653,852	—

Portfolio shares held	270,285	3,347,918	—	562,527	—
Portfolio net asset value per share	$13.13	$24.27	$—	$12.68	$—
Investment in portfolio shares, at cost	$3,101,381	$67,656,576	$—	$7,067,680	$—

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Western Asset Emerging Markets Debt Portfolio	AST MFS Large-Cap Value Portfolio	Invesco V.I. Mid Cap Growth Fund (Series I)	AST Bond Portfolio 2024	AST AQR Emerging Markets Equity Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	4/30/2020**	12/31/2020	8/14/2020**

INVESTMENT INCOME
Dividend income	$—	$—	$—	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	29,590	814,305	56,157	365,649	13,221

NET INVESTMENT INCOME (LOSS)	(29,590)	(814,305)	(56,157)	(365,649)	(13,221)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	3,688,084	—	—
Net realized gain (loss) on shares redeemed	114,077	3,081,485	(4,467,088)	3,067,762	(126,600)
Net change in unrealized appreciation (depreciation) on investments	172,877	(2,067,519)	(138,790)	(1,383,290)	69,753
NET GAIN (LOSS) ON INVESTMENTS	286,954	1,013,966	(917,794)	1,684,472	(56,847)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$257,364	$199,661	$(973,951)	$1,318,823	$(70,068)

**Date subaccount was no longer available for investment.

The accompanying notes are an integral part of these financial statements.
A23

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST ClearBridge Dividend Growth Portfolio	Columbia Variable Portfolio - Government Money Market Fund (Class 1)	Columbia Variable Portfolio - Income Opportunities Fund (Class 1)	AST AQR Large-Cap Portfolio	AST Large-Cap Core Portfolio
ASSETS
Investment in the portfolios, at fair value	$63,513,570	$3,583,157	$147,798	$—	$6,306,920
Net Assets	$63,513,570	$3,583,157	$147,798	$—	$6,306,920

NET ASSETS, representing:
Accumulation units	$63,513,570	$3,583,157	$147,798	$—	$6,306,920
Contracts in payout (annuitization) period	—	—	—	—	—
	$63,513,570	$3,583,157	$147,798	$—	$6,306,920

Units outstanding	3,036,559	371,685	10,866	—	289,424

Portfolio shares held	2,756,665	3,583,157	19,170	—	262,460
Portfolio net asset value per share	$23.04	$1.00	$7.71	$—	$24.03
Investment in portfolio shares, at cost	$52,725,130	$3,583,157	$155,555	$—	$5,466,563

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST ClearBridge Dividend Growth Portfolio	Columbia Variable Portfolio - Government Money Market Fund (Class 1)	Columbia Variable Portfolio - Income Opportunities Fund (Class 1)	AST AQR Large-Cap Portfolio	AST Large-Cap Core Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	8/14/2020**	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$2,428	$6,913	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	659,188	27,072	1,464	22,840	53,024

NET INVESTMENT INCOME (LOSS)	(659,188)	(24,644)	5,449	(22,840)	(53,024)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	1,427	—	—	—
Net realized gain (loss) on shares redeemed	5,845,581	—	(6,917)	534,075	362,154
Net change in unrealized appreciation (depreciation) on investments	(6,166,443)	—	8,152	(629,564)	307,568
NET GAIN (LOSS) ON INVESTMENTS	(320,862)	1,427	1,235	(95,489)	669,722

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$(980,050)	$(23,217)	$6,684	$(118,329)	$616,698

**Date subaccount was no longer available for investment.

The accompanying notes are an integral part of these financial statements.
A24

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST Bond Portfolio 2025	AST Bond Portfolio 2026	AST Bond Portfolio 2027	NVIT Emerging Markets Fund (Class D)	AST Bond Portfolio 2028
ASSETS
Investment in the portfolios, at fair value	$6,125,930	$41,514,477	$55,823,994	$27,146,456	$70,626
Net Assets	$6,125,930	$41,514,477	$55,823,994	$27,146,456	$70,626

NET ASSETS, representing:
Accumulation units	$6,125,930	$41,514,477	$55,823,994	$27,136,097	$70,626
Contracts in payout (annuitization) period	—	—	—	10,359	—
	$6,125,930	$41,514,477	$55,823,994	$27,146,456	$70,626

Units outstanding	479,160	3,635,001	4,851,537	1,824,261	5,877

Portfolio shares held	416,164	3,256,038	4,419,952	1,841,686	5,513
Portfolio net asset value per share	$14.72	$12.75	$12.63	$14.74	$12.81
Investment in portfolio shares, at cost	$6,097,750	$40,137,194	$54,610,754	$21,058,755	$69,380

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Bond Portfolio 2025	AST Bond Portfolio 2026	AST Bond Portfolio 2027	NVIT Emerging Markets Fund (Class D)	AST Bond Portfolio 2028
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$378,181	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	382,674	1,176,997	864,755	304,544	27,527

NET INVESTMENT INCOME (LOSS)	(382,674)	(1,176,997)	(864,755)	73,637	(27,527)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	4,497,261	13,286,109	12,994,500	1,098,576	1,822,716
Net change in unrealized appreciation (depreciation) on investments	(2,023,162)	(5,854,134)	(6,878,482)	1,047,611	(1,103,615)
NET GAIN (LOSS) ON INVESTMENTS	2,474,099	7,431,975	6,116,018	2,146,187	719,101

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$2,091,425	$6,254,978	$5,251,263	$2,219,824	$691,574

The accompanying notes are an integral part of these financial statements.
A25

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	AST Bond Portfolio 2029	AST Bond Portfolio 2030	AST Bond Portfolio 2031	MFS® International Growth Portfolio (Service Shares)	MFS® Total Return Bond Series (Service Shares)
ASSETS
Investment in the portfolios, at fair value	$—	$87,755,272	$71,411,186	$539,451	$1,911,758
Net Assets	$—	$87,755,272	$71,411,186	$539,451	$1,911,758

NET ASSETS, representing:
Accumulation units	$—	$87,755,272	$71,411,186	$539,451	$1,911,758
Contracts in payout (annuitization) period	—	—	—	—	—
	$—	$87,755,272	$71,411,186	$539,451	$1,911,758

Units outstanding	—	6,897,467	6,403,243	40,249	178,997

Portfolio shares held	—	6,698,876	6,308,409	33,928	137,933
Portfolio net asset value per share	$12.85	$13.10	$11.32	$15.90	$13.86
Investment in portfolio shares, at cost	$—	$84,045,039	$72,565,954	$507,931	$1,896,290

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Bond Portfolio 2029	AST Bond Portfolio 2030	AST Bond Portfolio 2031	MFS® International Growth Portfolio (Service Shares)	MFS® Total Return Bond Series (Service Shares)
	1/1/2020	1/1/2020	1/2/2020*	5/18/2020*	5/18/2020*
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$—	$—	$—	$1,029	$13,067

EXPENSES
Charges for mortality and expense risk,
and for administration	60,197	1,767,542	502,748	1,203	5,276

NET INVESTMENT INCOME (LOSS)	(60,197)	(1,767,542)	(502,748)	(174)	7,791

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	—	—	—	1,085	—
Net realized gain (loss) on shares redeemed	1,934,674	9,359,085	782,345	1,745	3,276
Net change in unrealized appreciation (depreciation) on investments	(231,868)	3,952,599	(1,154,768)	31,520	15,468
NET GAIN (LOSS) ON INVESTMENTS	1,702,806	13,311,684	(372,423)	34,350	18,744

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$1,642,609	$11,544,142	$(875,171)	$34,176	$26,535

* Date subaccount became available for investment.

The accompanying notes are an integral part of these financial statements.
A26

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
STATEMENTS OF NET ASSETS
December 31, 2020

	SUBACCOUNTS
	MFS® Total Return Series (Service Shares)	MFS® Value Series (Service Shares)	Prudential Government Money Market Portfolio (Class III)	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Series I)	AST Global Bond Portfolio
ASSETS
Investment in the portfolios, at fair value	$1,184,735	$726,543	$65,602,165	$15,832,235	$108,802,638
Net Assets	$1,184,735	$726,543	$65,602,165	$15,832,235	$108,802,638

NET ASSETS, representing:
Accumulation units	$1,184,735	$726,543	$65,602,165	$15,789,286	$108,224,370
Contracts in payout (annuitization) period	—	—	—	42,949	578,268
	$1,184,735	$726,543	$65,602,165	$15,832,235	$108,802,638

Units outstanding	98,757	57,341	6,560,203	1,095,079	10,802,764

Portfolio shares held	46,460	36,400	6,560,217	148,062	8,831,383
Portfolio net asset value per share	$25.50	$19.96	$10.00	$106.93	$12.32
Investment in portfolio shares, at cost	$1,129,776	$681,944	$65,602,165	$10,689,302	$107,879,017

STATEMENTS OF OPERATIONS
For the period ended December 31, 2020

	SUBACCOUNTS
	MFS® Total Return Series (Service Shares)	MFS® Value Series (Service Shares)	Prudential Government Money Market Portfolio (Class III)	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Series I)	AST Global Bond Portfolio
	5/18/2020*	5/18/2020*	5/18/2020*	4/30/2020*	11/13/2020*
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

INVESTMENT INCOME
Dividend income	$8,328	$1,958	$87	$—	$—

EXPENSES
Charges for mortality and expense risk,
and for administration	3,774	2,028	—	125,242	183,016

NET INVESTMENT INCOME (LOSS)	4,554	(70)	87	(125,242)	(183,016)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	10,845	6,581	—	—	—
Net realized gain (loss) on shares redeemed	1,823	2,594	—	389,663	3,390
Net change in unrealized appreciation (depreciation) on investments	54,959	44,599	—	5,142,933	923,621
NET GAIN (LOSS) ON INVESTMENTS	67,627	53,774	—	5,532,596	927,011

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$72,181	$53,704	$87	$5,407,354	$743,995

* Date subaccount became available for investment.

The accompanying notes are an integral part of these financial statements.
A27

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST T. Rowe Price Large-Cap Growth Portfolio	AST Government Money Market Portfolio	AST Cohen & Steers Realty Portfolio	AST J.P. Morgan Strategic Opportunities Portfolio	AST T. Rowe Price Large-Cap Value Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(7,550,791)	$(5,039,093)	$(1,284,787)	$(7,887,858)	$(8,202,636)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	129,026,165	—	10,199,676	92,271,716	(27,281,251)
Net change in unrealized appreciation (depreciation) on investments	50,232,888	—	(17,176,261)	(28,869,632)	37,291,689
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	171,708,262	(5,039,093)	(8,261,372)	55,514,226	1,807,802

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	654,001	6,508,779	203,853	379,559	1,328,156
Annuity payments	(743,322)	(4,411,591)	(249,912)	(383,832)	(1,219,932)
Surrenders, withdrawals and death benefits	(50,986,668)	(567,608,068)	(9,485,631)	(44,526,068)	(51,375,118)
Net transfers between other subaccounts
or fixed rate option	(61,463,523)	607,293,618	(1,144,939)	(12,092,483)	27,936,861
Miscellaneous transactions	(5,656)	14,862	(1,468)	(12,339)	(5,494)
Other charges	(3,643,880)	(1,208,832)	(627,613)	(4,666,015)	(2,065,065)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(116,189,048)	40,588,768	(11,305,710)	(61,301,178)	(25,400,592)

TOTAL INCREASE (DECREASE) IN NET ASSETS	55,519,214	35,549,675	(19,567,082)	(5,786,952)	(23,592,790)

NET ASSETS
Beginning of period	606,032,365	454,829,687	129,946,119	686,630,997	683,295,113
End of period	$661,551,579	$490,379,362	$110,379,037	$680,844,045	$659,702,323

Beginning units	13,440,860	39,170,263	2,450,197	29,386,228	31,214,229
Units issued	3,783,554	48,827,435	1,205,409	11,742,648	9,588,052
Units redeemed	(6,944,482)	(45,307,161)	(1,516,541)	(14,936,908)	(10,878,753)
Ending units	10,279,932	42,690,537	2,139,065	26,191,968	29,923,528

The accompanying notes are an integral part of these financial statements.
A28

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST High Yield Portfolio	AST Small-Cap Growth Opportunities Portfolio	AST WEDGE Capital Mid-Cap Value Portfolio	AST Small-Cap Value Portfolio	AST Mid-Cap Growth Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(1,662,645)	$(2,800,335)	$(682,112)	$(2,359,143)	$(5,345,962)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	6,967,363	45,848,854	(3,042,235)	22,373,091	52,985,292
Net change in unrealized appreciation (depreciation) on investments	(2,806,640)	17,648,297	(139,563)	(18,168,541)	67,803,587
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	2,498,078	60,696,816	(3,863,910)	1,845,407	115,442,917

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	436,651	663,707	63,437	271,057	1,093,003
Annuity payments	(418,715)	(441,979)	(197,688)	(567,344)	(993,468)
Surrenders, withdrawals and death benefits	(14,299,165)	(18,731,425)	(4,623,935)	(15,229,526)	(39,592,505)
Net transfers between other subaccounts
or fixed rate option	(9,509,799)	(25,192,821)	3,150,625	2,857,916	(25,247,938)
Miscellaneous transactions	3,140	(5,932)	(9,344)	(3,916)	3,584
Other charges	(601,395)	(903,201)	(364,154)	(511,213)	(2,220,125)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(24,389,283)	(44,611,651)	(1,981,059)	(13,183,026)	(66,957,449)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(21,891,205)	16,085,165	(5,844,969)	(11,337,619)	48,485,468

NET ASSETS
Beginning of period	166,925,267	229,609,536	69,244,287	209,773,154	455,111,815
End of period	$145,034,062	$245,694,701	$63,399,318	$198,435,535	$503,597,283

Beginning units	5,969,338	6,718,152	2,380,802	5,272,961	25,435,004
Units issued	3,406,691	1,628,868	1,657,853	2,068,571	6,587,364
Units redeemed	(4,303,189)	(2,900,950)	(1,714,855)	(2,322,497)	(10,313,742)
Ending units	5,072,840	5,446,070	2,323,800	5,019,035	21,708,626
The accompanying notes are an integral part of these financial statements.
A29

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Goldman Sachs Small-Cap Value Portfolio	AST Hotchkis & Wiley Large-Cap Value Portfolio	AST Loomis Sayles Large-Cap Growth Portfolio	AST MFS Growth Portfolio	AST Neuberger Berman/LSV Mid-Cap Value Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(1,609,882)	$(2,929,140)	$(11,582,604)	$(3,244,430)	$(3,067,324)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	4,547,574	21,683,464	131,600,449	48,550,701	33,959,738
Net change in unrealized appreciation (depreciation) on investments	(4,039,394)	(23,193,922)	84,081,301	12,925,881	(42,989,167)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	(1,101,702)	(4,439,598)	204,099,146	58,232,152	(12,096,753)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	189,740	281,287	2,419,390	1,300,572	454,921
Annuity payments	(364,113)	(429,979)	(2,563,776)	(472,566)	(868,786)
Surrenders, withdrawals and death benefits	(12,039,319)	(16,931,871)	(71,087,608)	(19,703,822)	(20,742,310)
Net transfers between other subaccounts
or fixed rate option	4,555,103	5,760,323	(88,240,515)	(13,216,241)	3,389,907
Miscellaneous transactions	(38,871)	(22,507)	17,231	39,862	(16,058)
Other charges	(961,853)	(874,513)	(1,922,574)	(1,005,628)	(1,041,064)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(8,659,313)	(12,217,260)	(161,377,852)	(33,057,823)	(18,823,390)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(9,761,015)	(16,656,858)	42,721,294	25,174,329	(30,920,143)

NET ASSETS
Beginning of period	170,091,440	257,162,355	863,935,538	240,347,031	302,161,947
End of period	$160,330,425	$240,505,497	$906,656,832	$265,521,360	$271,241,804

Beginning units	3,303,427	8,593,431	19,750,867	8,372,935	5,809,717
Units issued	2,209,704	3,767,764	2,063,646	1,655,677	2,777,324
Units redeemed	(2,533,576)	(4,271,534)	(6,138,593)	(2,831,837)	(3,294,401)
Ending units	2,979,555	8,089,661	15,675,920	7,196,775	5,292,640

The accompanying notes are an integral part of these financial statements.
A30

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Small-Cap Growth Portfolio	AST BlackRock Low Duration Bond Portfolio	AST BlackRock/Loomis Sayles Bond Portfolio	AST QMA US Equity Alpha Portfolio	AST T. Rowe Price Natural Resources Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(1,955,376)	$(3,661,796)	$(12,724,763)	$(1,644,834)	$(1,061,833)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	23,739,012	5,130,079	81,027,651	14,760,117	(14,212,342)
Net change in unrealized appreciation (depreciation) on investments	36,205,572	1,126,815	(8,213,979)	(29,758,722)	7,450,840
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	57,989,208	2,595,098	60,088,909	(16,643,439)	(7,823,335)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	143,173	1,496,112	788,229	395,988	142,339
Annuity payments	(144,745)	(1,102,567)	(1,694,346)	(360,613)	(65,713)
Surrenders, withdrawals and death benefits	(11,916,152)	(30,161,591)	(82,430,991)	(11,094,672)	(7,286,367)
Net transfers between other subaccounts
or fixed rate option	(9,318,340)	24,855,614	57,457,727	(914,947)	15,381,708
Miscellaneous transactions	949	(40)	(7,469)	(19,701)	17,348
Other charges	(939,317)	(635,535)	(6,870,838)	(774,488)	(787,674)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(22,174,432)	(5,548,007)	(32,757,688)	(12,768,433)	7,401,641

TOTAL INCREASE (DECREASE) IN NET ASSETS	35,814,776	(2,952,909)	27,331,221	(29,411,872)	(421,694)

NET ASSETS
Beginning of period	159,836,869	281,419,047	1,052,390,049	168,503,133	115,904,514
End of period	$195,651,645	$278,466,138	$1,079,721,270	$139,091,261	$115,482,820

Beginning units	3,946,411	19,028,490	50,846,911	5,103,827	3,450,983
Units issued	1,713,869	6,701,216	21,916,471	2,383,590	3,148,300
Units redeemed	(2,472,525)	(7,136,481)	(24,765,906)	(3,070,930)	(3,168,822)
Ending units	3,187,755	18,593,225	47,997,476	4,416,487	3,430,461

The accompanying notes are an integral part of these financial statements.
A31

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST T. Rowe Price Asset Allocation Portfolio	AST International Value Portfolio	AST MFS Global Equity Portfolio	AST J.P. Morgan International Equity Portfolio	AST Templeton Global Bond Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	11/13/2020**

OPERATIONS
Net investment income (loss)	$(27,139,692)	$(1,285,355)	$(2,134,473)	$(1,712,719)	$(1,194,155)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	292,448,282	1,210,765	20,346,658	3,641,837	551,948
Net change in unrealized appreciation (depreciation) on investments	(80,129,826)	(2,902,856)	(3,609,897)	9,311,435	(6,166,470)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	185,178,764	(2,977,446)	14,602,288	11,240,553	(6,808,677)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	3,729,484	129,543	340,119	416,954	241,710
Annuity payments	(1,612,059)	(193,665)	(105,125)	(275,499)	(156,669)
Surrenders, withdrawals and death benefits	(151,657,014)	(8,172,186)	(16,372,175)	(11,214,522)	(8,919,721)
Net transfers between other subaccounts
or fixed rate option	(4,495,721)	6,926,412	(3,443,378)	2,566,473	(103,688,063)
Miscellaneous transactions	(4,747)	3,490	(12,378)	13,806	(40,984)
Other charges	(15,888,855)	(468,723)	(1,263,052)	(885,526)	(351,925)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(169,928,912)	(1,775,129)	(20,855,989)	(9,378,314)	(112,915,652)

TOTAL INCREASE (DECREASE) IN NET ASSETS	15,249,852	(4,752,575)	(6,253,701)	1,862,239	(119,724,329)

NET ASSETS
Beginning of period	2,326,846,744	109,332,291	207,482,678	160,499,441	119,724,329
End of period	$2,342,096,596	$104,579,716	$201,228,977	$162,361,680	$—

Beginning units	74,975,141	5,672,063	5,957,692	5,791,300	7,501,472
Units issued	25,387,278	2,465,662	2,816,290	2,888,216	2,463,565
Units redeemed	(34,507,383)	(2,531,086)	(3,681,325)	(3,556,829)	(9,965,037)
Ending units	65,855,036	5,606,639	5,092,657	5,122,687	—

**Date subaccount was no longer available for investment.

The accompanying notes are an integral part of these financial statements.
A32

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST International Growth Portfolio	AST Wellington Management Hedged Equity Portfolio	AST Capital Growth Asset Allocation Portfolio	AST Academic Strategies Asset Allocation Portfolio	AST Balanced Asset Allocation Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(4,210,544)	$(3,428,770)	$(52,267,103)	$(18,876,858)	$(28,843,899)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	38,398,751	27,220,077	544,598,598	154,662,382	257,092,799
Net change in unrealized appreciation (depreciation) on investments	39,206,523	(17,552,167)	(134,023,560)	(124,668,023)	(44,550,900)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	73,394,730	6,239,140	358,307,935	11,117,501	183,698,000

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	335,646	514,129	3,244,494	1,208,041	4,014,985
Annuity payments	(795,924)	(338,004)	(1,043,311)	(815,471)	(2,315,726)
Surrenders, withdrawals and death benefits	(25,706,046)	(19,060,653)	(297,485,440)	(105,386,977)	(167,100,486)
Net transfers between other subaccounts
or fixed rate option	(22,701,555)	(9,609,899)	(16,733,442)	2,193,659	(32,428,339)
Miscellaneous transactions	13,176	(11,330)	12,002	13,599	(3,662)
Other charges	(936,130)	(1,908,204)	(22,988,181)	(8,487,530)	(15,673,251)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(49,790,833)	(30,413,961)	(334,993,878)	(111,274,679)	(213,506,479)

TOTAL INCREASE (DECREASE) IN NET ASSETS	23,603,897	(24,174,821)	23,314,057	(100,157,178)	(29,808,479)

NET ASSETS
Beginning of period	317,474,855	312,255,996	4,167,400,669	1,589,554,810	2,377,594,638
End of period	$341,078,752	$288,081,175	$4,190,714,726	$1,489,397,632	$2,347,786,159

Beginning units	10,912,920	18,448,099	207,219,958	107,878,088	123,490,792
Units issued	1,864,259	8,051,113	55,574,029	49,502,843	28,763,836
Units redeemed	(3,778,242)	(10,462,334)	(77,566,704)	(59,695,196)	(42,408,323)
Ending units	8,998,937	16,036,878	185,227,283	97,685,735	109,846,305
The accompanying notes are an integral part of these financial statements.
A33

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Preservation Asset Allocation Portfolio	AST AllianzGI World Trends Portfolio	AST J.P. Morgan Global Thematic Portfolio	AST Goldman Sachs Multi-Asset Portfolio	AST Western Asset Core Plus Bond Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(20,244,030)	$(7,262,705)	$(5,829,637)	$(5,477,156)	$(7,863,323)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	133,843,003	72,005,663	75,158,240	56,203,563	40,914,669
Net change in unrealized appreciation (depreciation) on investments	(15,724,839)	(8,635,703)	(25,947,094)	(27,900,227)	2,255,387
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	97,874,134	56,107,255	43,381,509	22,826,180	35,306,733

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	2,804,296	154,768	220,259	209,926	1,578,840
Annuity payments	(1,703,975)	(299,963)	(291,126)	(295,138)	(1,155,810)
Surrenders, withdrawals and death benefits	(147,788,646)	(42,642,727)	(28,037,404)	(30,915,030)	(56,518,394)
Net transfers between other subaccounts
or fixed rate option	46,887,040	6,436,728	(8,689,608)	(3,659,968)	31,192,830
Miscellaneous transactions	(21,155)	20,463	(21,876)	11,179	4,716
Other charges	(9,239,813)	(5,470,489)	(4,620,334)	(4,322,074)	(4,408,075)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(109,062,253)	(41,801,220)	(41,440,089)	(38,971,105)	(29,305,893)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(11,188,119)	14,306,035	1,941,420	(16,144,925)	6,000,840

NET ASSETS
Beginning of period	1,549,413,816	663,762,118	554,197,094	527,524,947	662,452,148
End of period	$1,538,225,697	$678,068,153	$556,138,514	$511,380,022	$668,452,988

Beginning units	89,864,156	44,735,421	33,093,247	36,038,242	45,586,442
Units issued	26,004,307	24,368,015	18,532,502	22,818,369	22,104,810
Units redeemed	(33,473,299)	(28,930,725)	(22,213,350)	(26,721,486)	(24,901,153)
Ending units	82,395,164	40,172,711	29,412,399	32,135,125	42,790,099
The accompanying notes are an integral part of these financial statements.
A34

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	Davis Value Portfolio	Columbia Variable Portfolio - Asset Allocation Fund (Class 1)	Columbia Variable Portfolio - Small Company Growth Fund (Class 1)	Prudential SP International Growth Portfolio (Class I)	ProFund VP Asia 30
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	4/24/2020**	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(5,791)	$65,378	$(4,942)	$(53,404)	$(13,178)
Capital gains distributions received	23,885	761,108	8,787	—	666,130
Net realized gain (loss) on shares redeemed	(87,247)	(601,996)	29,707	467,506	60,063
Net change in unrealized appreciation (depreciation) on investments	142,957	(436,170)	236,670	613,192	1,311,949
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	73,804	(211,680)	270,222	1,027,294	2,024,964

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	3,718	4,100	207	16,375	26,739
Annuity payments	—	(18,689)	—	—	(29,161)
Surrenders, withdrawals and death benefits	(35,921)	(30,674)	(82,041)	(594,346)	(659,229)
Net transfers between other subaccounts
or fixed rate option	(43,507)	(2,776,479)	(30,626)	(440,683)	(546,042)
Miscellaneous transactions	—	—	—	(2,058)	1,130
Other charges	(2,388)	(579)	(364)	(5,070)	(22,037)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(78,098)	(2,822,321)	(112,824)	(1,025,782)	(1,228,600)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(4,294)	(3,034,001)	157,398	1,512	796,364

NET ASSETS
Beginning of period	947,055	3,034,001	487,983	4,634,983	7,612,501
End of period	$942,761	$—	$645,381	$4,636,495	$8,408,865

Beginning units	40,295	101,369	9,231	224,275	284,822
Units issued	1,450	—	3	35,339	97,411
Units redeemed	(5,307)	(101,369)	(2,027)	(87,768)	(146,025)
Ending units	36,438	—	7,207	171,846	236,208

**Date subaccount was no longer available for investment.
The accompanying notes are an integral part of these financial statements.
A35

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Banks	ProFund VP Bear	ProFund VP Biotechnology	ProFund VP Basic Materials	ProFund VP UltraBull
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$26,607	$(21,127)	$(88,453)	$(25,006)	$(29,692)
Capital gains distributions received	—	—	549,673	325,184	5,356,133
Net realized gain (loss) on shares redeemed	(923,799)	(1,336,940)	1,313,869	(328,081)	(3,446,573)
Net change in unrealized appreciation (depreciation) on investments	(53,653)	124,824	(734,785)	481,847	(535,803)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	(950,845)	(1,233,243)	1,040,304	453,944	1,344,065

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	4,088	9,932	7,788	10,744	12,628
Annuity payments	—	(324)	(1,069)	(6,422)	(56,126)
Surrenders, withdrawals and death benefits	(190,280)	(736,221)	(786,652)	(325,560)	(1,073,139)
Net transfers between other subaccounts
or fixed rate option	(868,121)	859,476	(241,019)	(176,116)	(554,000)
Miscellaneous transactions	—	(815)	(5)	(823)	(804)
Other charges	(1,505)	(2,194)	(4,211)	(4,437)	(3,421)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(1,055,818)	129,854	(1,025,168)	(502,614)	(1,674,862)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,006,663)	(1,103,389)	15,136	(48,670)	(330,797)

NET ASSETS
Beginning of period	4,787,470	2,482,731	7,707,821	4,824,129	9,038,611
End of period	$2,780,807	$1,379,342	$7,722,957	$4,775,459	$8,707,814

Beginning units	435,256	1,794,220	234,769	219,986	298,525
Units issued	509,347	9,481,815	329,184	95,826	467,057
Units redeemed	(643,227)	(9,932,949)	(356,753)	(125,297)	(524,653)
Ending units	301,376	1,343,086	207,200	190,515	240,929

The accompanying notes are an integral part of these financial statements.
A36

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Bull	ProFund VP Consumer Services	ProFund VP Consumer Goods	ProFund VP Oil & Gas	ProFund VP Europe 30
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(192,281)	$(132,041)	$(51,600)	$66,106	$95,205
Capital gains distributions received	734,141	3,008,528	94,207	58,640	—
Net realized gain (loss) on shares redeemed	(894,052)	(682,836)	(1,173,231)	(3,456,393)	(695,894)
Net change in unrealized appreciation (depreciation) on investments	1,872,880	(506,940)	3,695,311	530,698	(420,035)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	1,520,688	1,686,711	2,564,687	(2,800,949)	(1,020,724)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	18,312	9,020	4,619	17,262	45,120
Annuity payments	(22,151)	—	(7,527)	(6,452)	(45,338)
Surrenders, withdrawals and death benefits	(1,559,669)	(697,936)	(670,732)	(351,306)	(644,349)
Net transfers between other subaccounts
or fixed rate option	(2,178,028)	(130,591)	1,735,915	564,632	(448,154)
Miscellaneous transactions	2,518	(455)	(51)	1,486	(190)
Other charges	(20,046)	(65,659)	(53,494)	(7,045)	(15,132)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(3,759,064)	(885,621)	1,008,730	218,577	(1,108,043)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,238,376)	801,090	3,573,417	(2,582,372)	(2,128,767)

NET ASSETS
Beginning of period	18,446,993	9,798,494	7,738,620	7,962,266	8,785,773
End of period	$16,208,617	$10,599,584	$11,312,037	$5,379,894	$6,657,006

Beginning units	733,857	350,283	314,978	455,184	660,060
Units issued	1,821,974	271,316	332,122	836,105	352,158
Units redeemed	(1,993,034)	(320,841)	(288,366)	(816,911)	(450,662)
Ending units	562,797	300,758	358,734	474,378	561,556

The accompanying notes are an integral part of these financial statements.
A37

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Financials	ProFund VP U.S. Government Plus	ProFund VP Health Care	Access VP High Yield Fund	ProFund VP Industrials
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(83,935)	$(158,677)	$(376,091)	$203,581	$(88,012)
Capital gains distributions received	785,428	682,269	3,447,545	—	136,744
Net realized gain (loss) on shares redeemed	(784,721)	1,464,720	(1,514,568)	(544,580)	(1,157,806)
Net change in unrealized appreciation (depreciation) on investments	(970,916)	(451,492)	865,185	142,627	1,833,568
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	(1,054,144)	1,536,820	2,422,071	(198,372)	724,494

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	20,618	9,773	27,177	5,017	1,225
Annuity payments	(39,122)	(13,351)	(86,095)	(12,395)	—
Surrenders, withdrawals and death benefits	(763,959)	(1,359,130)	(2,085,803)	(397,607)	(483,369)
Net transfers between other subaccounts
or fixed rate option	(1,354,717)	182,696	1,247,947	(3,167,709)	(355,424)
Miscellaneous transactions	(573)	(515)	1,535	727	314
Other charges	(65,534)	(17,122)	(158,284)	(2,586)	(38,343)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(2,203,287)	(1,197,649)	(1,053,523)	(3,574,553)	(875,597)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(3,257,431)	339,171	1,368,548	(3,772,925)	(151,103)

NET ASSETS
Beginning of period	14,658,860	7,072,074	27,837,629	8,454,577	8,637,965
End of period	$11,401,429	$7,411,245	$29,206,177	$4,681,652	$8,486,862

Beginning units	966,910	319,913	984,576	378,182	302,763
Units issued	540,899	2,717,532	526,646	401,893	217,958
Units redeemed	(733,700)	(2,754,274)	(596,266)	(567,746)	(262,156)
Ending units	774,109	283,171	914,956	212,329	258,565
The accompanying notes are an integral part of these financial statements.
A38

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Internet	ProFund VP Japan	ProFund VP Precious Metals	ProFund VP Mid-Cap Growth	ProFund VP Mid-Cap Value
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(89,030)	$(42,073)	$(151,881)	$(175,119)	$(79,983)
Capital gains distributions received	910,134	—	—	1,253,271	716,315
Net realized gain (loss) on shares redeemed	344,065	(34,378)	3,894,527	(1,416,286)	(1,258,167)
Net change in unrealized appreciation (depreciation) on investments	1,789,656	544,177	(1,314,425)	2,331,220	206,089
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	2,954,825	467,726	2,428,221	1,993,086	(415,746)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	3,965	10,304	25,005	52,813	24,537
Annuity payments	—	(18,289)	(21,317)	(26,346)	(19,263)
Surrenders, withdrawals and death benefits	(515,468)	(312,995)	(1,052,182)	(1,284,210)	(688,937)
Net transfers between other subaccounts
or fixed rate option	185,058	(162,667)	402,455	(3,706,315)	(3,344,946)
Miscellaneous transactions	(72)	(424)	1,000	(2,093)	(2,567)
Other charges	(2,554)	(7,910)	(15,871)	(56,099)	(33,901)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(329,071)	(491,981)	(660,910)	(5,022,250)	(4,065,077)

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,625,754	(24,255)	1,767,311	(3,029,164)	(4,480,823)

NET ASSETS
Beginning of period	6,305,094	4,864,129	14,857,676	19,403,993	15,177,119
End of period	$8,930,848	$4,839,874	$16,624,987	$16,374,829	$10,696,296

Beginning units	71,855	337,406	1,565,273	685,992	562,546
Units issued	37,132	159,708	4,355,886	403,745	314,244
Units redeemed	(40,496)	(203,036)	(4,484,905)	(607,398)	(488,285)
Ending units	68,491	294,078	1,436,254	482,339	388,505
The accompanying notes are an integral part of these financial statements.
A39

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Pharmaceuticals	ProFund VP Real Estate	ProFund VP Rising Rates Opportunity	ProFund VP NASDAQ-100	ProFund VP Semiconductor
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(26,073)	$15,716	$(6,681)	$(352,822)	$(28,437)
Capital gains distributions received	—	180,215	—	1,885,786	229,611
Net realized gain (loss) on shares redeemed	146,343	(890,890)	(469,887)	5,812,486	384,171
Net change in unrealized appreciation (depreciation) on investments	52,958	(214,244)	25,702	1,387,561	664,789
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	173,228	(909,203)	(450,866)	8,733,011	1,250,134

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	17,882	7,668	13,490	21,767	14,244
Annuity payments	—	(15,705)	(7,631)	(46,771)	—
Surrenders, withdrawals and death benefits	(311,527)	(477,969)	(81,973)	(2,805,833)	(218,355)
Net transfers between other subaccounts
or fixed rate option	(17,450)	(948,440)	(149,865)	7,486,330	(249,965)
Miscellaneous transactions	1,229	(323)	19	(2,741)	2
Other charges	(2,936)	(24,375)	(2,357)	(23,885)	(1,555)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(312,802)	(1,459,144)	(228,317)	4,628,867	(455,629)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(139,574)	(2,368,347)	(679,183)	13,361,878	794,505

NET ASSETS
Beginning of period	2,723,413	8,491,933	1,757,774	21,893,812	3,314,607
End of period	$2,583,839	$6,123,586	$1,078,591	$35,255,690	$4,109,112

Beginning units	155,500	273,202	1,390,675	819,099	144,607
Units issued	122,664	207,349	2,902,465	4,808,770	238,977
Units redeemed	(144,576)	(266,939)	(3,102,419)	(4,718,080)	(257,999)
Ending units	133,588	213,612	1,190,721	909,789	125,585
The accompanying notes are an integral part of these financial statements.
A40

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Small-Cap Growth	ProFund VP Short Mid-Cap	ProFund VP Short NASDAQ-100	ProFund VP Short Small-Cap	ProFund VP Small-Cap Value
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(157,955)	$(1,412)	$(5,156)	$(2,980)	$(88,842)
Capital gains distributions received	1,641,375	—	—	—	899,092
Net realized gain (loss) on shares redeemed	(2,909,917)	(199,318)	(245,999)	(101,297)	(1,686,712)
Net change in unrealized appreciation (depreciation) on investments	3,127,745	(279)	22,361	(2,667)	773,357
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	1,701,248	(201,009)	(228,794)	(106,944)	(103,105)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	25,516	—	911	36	30,738
Annuity payments	(22,571)	—	—	—	(24,951)
Surrenders, withdrawals and death benefits	(1,004,453)	(6,284)	(23,518)	(8,452)	(472,732)
Net transfers between other subaccounts
or fixed rate option	811,562	223,558	84,128	93,213	1,622,377
Miscellaneous transactions	746	8	76	(2)	3,951
Other charges	(46,529)	(149)	(2,121)	(199)	(27,108)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(235,729)	217,133	59,476	84,596	1,132,275

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,465,519	16,124	(169,318)	(22,348)	1,029,170

NET ASSETS
Beginning of period	13,550,177	35,163	433,165	103,188	8,898,669
End of period	$15,015,696	$51,287	$263,847	$80,840	$9,927,839

Beginning units	413,871	28,418	880,730	88,244	360,010
Units issued	371,273	2,203,690	10,200,008	13,477,832	634,011
Units redeemed	(386,072)	(2,176,254)	(10,161,117)	(13,462,523)	(582,280)
Ending units	399,072	55,854	919,621	103,553	411,741
The accompanying notes are an integral part of these financial statements.
A41

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Technology	ProFund VP Telecommu-nications	ProFund VP UltraMid-Cap	ProFund VP UltraNASDAQ-100	ProFund VP UltraSmall-Cap
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(118,661)	$(16,048)	$(63,465)	$(591,414)	$(48,334)
Capital gains distributions received	1,065,213	—	1,415,358	10,681,096	660,160
Net realized gain (loss) on shares redeemed	1,322,687	(258,542)	(1,239,095)	6,216,300	(521,041)
Net change in unrealized appreciation (depreciation) on investments	1,407,167	213,877	(352,181)	3,817,939	711,989
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	3,676,406	(60,713)	(239,383)	20,123,921	802,774

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	16,812	1,211	10,624	60,663	103,685
Annuity payments	(10,642)	—	(50,076)	(24,126)	(12,080)
Surrenders, withdrawals and death benefits	(1,031,093)	(330,514)	(554,836)	(3,533,405)	(397,080)
Net transfers between other subaccounts
or fixed rate option	(70,885)	434,015	(1,101,290)	19,294,013	(523,420)
Miscellaneous transactions	(2)	(125)	26,222	(1,708)	79
Other charges	(3,967)	(22,030)	(6,503)	(16,883)	(1,951)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(1,099,777)	82,557	(1,675,859)	15,778,554	(830,767)

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,576,629	21,844	(1,915,242)	35,902,475	(27,993)

NET ASSETS
Beginning of period	9,171,741	3,497,419	10,300,754	37,196,587	6,302,326
End of period	$11,748,370	$3,519,263	$8,385,512	$73,099,062	$6,274,333

Beginning units	458,306	337,444	209,065	2,456,232	224,669
Units issued	388,908	331,113	127,380	5,220,054	1,068,230
Units redeemed	(433,713)	(335,513)	(171,502)	(5,097,348)	(1,099,750)
Ending units	413,501	333,044	164,943	2,578,938	193,149
The accompanying notes are an integral part of these financial statements.
A42

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	ProFund VP Utilities	ProFund VP Large-Cap Growth	ProFund VP Large-Cap Value	Rydex VT Nova Fund	Rydex VT NASDAQ-100® Fund
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$27,466	$(218,884)	$(20,291)	$(6,020)	$(108,149)
Capital gains distributions received	3,770,907	1,643,297	1,295,134	128,732	1,145,737
Net realized gain (loss) on shares redeemed	(902,909)	4,714	(1,098,619)	184,551	1,023,211
Net change in unrealized appreciation (depreciation) on investments	(4,102,613)	2,827,912	(665,334)	(85,520)	1,548,023
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	(1,207,149)	4,257,039	(489,110)	221,743	3,608,822

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	14,190	22,100	8,527	2,195	21,156
Annuity payments	(39,645)	(119,318)	(30,040)	—	(23,964)
Surrenders, withdrawals and death benefits	(1,506,018)	(1,362,759)	(835,457)	(113,240)	(826,512)
Net transfers between other subaccounts
or fixed rate option	(820,205)	(2,525,846)	(1,099,571)	(84,328)	(467,533)
Miscellaneous transactions	(316)	7,851	(755)	—	28
Other charges	(77,906)	(49,288)	(36,855)	(736)	(10,730)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(2,429,900)	(4,027,260)	(1,994,151)	(196,109)	(1,307,555)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(3,637,049)	229,779	(2,483,261)	25,634	2,301,267

NET ASSETS
Beginning of period	20,591,375	18,094,855	13,042,039	1,343,277	9,142,628
End of period	$16,954,326	$18,324,634	$10,558,778	$1,368,911	$11,443,895

Beginning units	767,654	640,199	658,336	67,536	362,121
Units issued	414,973	631,324	482,420	671	1,246
Units redeemed	(524,392)	(768,204)	(603,469)	(10,054)	(46,354)
Ending units	658,235	503,319	537,287	58,153	317,013
The accompanying notes are an integral part of these financial statements.
A43

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	Rydex VT Inverse S&P 500® Strategy Fund	Invesco V.I. Health Care Fund (Series I)	Invesco V.I. Technology Fund (Series I)	Wells Fargo VT Index Asset Allocation Fund (Class 2)	Wells Fargo VT International Equity Fund (Class 2)
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(107)	$(239,786)	$(294,509)	$(98,635)	$2,063
Capital gains distributions received	—	568,993	2,036,538	1,329,378	—
Net realized gain (loss) on shares redeemed	(2,922)	(1,453,307)	2,062,989	804,508	(49,385)
Net change in unrealized appreciation (depreciation) on investments	(1,210)	4,026,014	4,678,329	344,762	52,981
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	(4,239)	2,901,914	8,483,347	2,380,013	5,659

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	14	70,977	57,727	14,956	6,134
Annuity payments	(293)	(46,878)	(13,479)	(49,319)	—
Surrenders, withdrawals and death benefits	(76)	(2,761,419)	(2,294,443)	(917,912)	(16,547)
Net transfers between other subaccounts
or fixed rate option	3,190	(1,637,903)	(108,061)	(585,163)	(4,313)
Miscellaneous transactions	—	164	813	(4,254)	—
Other charges	(17)	(23,854)	(20,191)	(4,755)	(45)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	2,818	(4,398,913)	(2,377,634)	(1,546,447)	(14,771)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,421)	(1,496,999)	6,105,713	833,566	(9,112)

NET ASSETS
Beginning of period	14,754	27,310,385	20,903,193	16,818,460	222,506
End of period	$13,333	$25,813,386	$27,008,906	$17,652,026	$213,394

Beginning units	9,226	734,069	1,292,119	322,796	21,853
Units issued	2,519	73,604	164,810	1,510	702
Units redeemed	(465)	(197,200)	(297,826)	(29,544)	(2,483)
Ending units	11,280	610,473	1,159,103	294,762	20,072
The accompanying notes are an integral part of these financial statements.
A44

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Small Cap Growth Fund (Class 2)	AST Fidelity Institutional AM℠ Quantitative Portfolio	AST Prudential Growth Allocation Portfolio	AST Advanced Strategies Portfolio	AST Investment Grade Bond Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(19,825)	$(10,999,675)	$(42,918,660)	$(18,736,723)	$(26,163,443)
Capital gains distributions received	82,971	—	—	—	—
Net realized gain (loss) on shares redeemed	20,970	130,441,409	207,971,982	213,826,965	564,740,625
Net change in unrealized appreciation (depreciation) on investments	599,309	(82,696,543)	(138,420,653)	(99,814,230)	(63,432,465)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	683,425	36,745,191	26,632,669	95,276,012	475,144,717

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	2,240	417,423	2,173,424	1,464,375	—
Annuity payments	—	(309,346)	(1,360,106)	(388,064)	(1,670,850)
Surrenders, withdrawals and death benefits	(109,160)	(63,186,992)	(241,283,872)	(103,624,074)	(140,452,605)
Net transfers between other subaccounts
or fixed rate option	68,218	(7,160,087)	(29,826,300)	(28,544,945)	(617,999,205)
Miscellaneous transactions	(2,787)	91,172	(47,126)	69,131	68,945
Other charges	(593)	(6,003,971)	(30,434,756)	(9,296,459)	(25,457,188)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(42,082)	(76,151,801)	(300,778,736)	(140,320,036)	(785,510,903)

TOTAL INCREASE (DECREASE) IN NET ASSETS	641,343	(39,406,610)	(274,146,067)	(45,044,024)	(310,366,186)

NET ASSETS
Beginning of period	1,305,128	951,856,979	4,098,140,931	1,564,074,449	1,180,706,297
End of period	$1,946,471	$912,450,369	$3,823,994,864	$1,519,030,425	$870,340,111

Beginning units	42,102	60,265,076	242,580,072	77,641,709	67,175,981
Units issued	2,883	27,169,700	144,120,154	23,903,782	489,348,724
Units redeemed	(4,629)	(33,983,766)	(172,466,907)	(32,876,072)	(513,577,062)
Ending units	40,356	53,451,010	214,233,319	68,669,419	42,947,643
The accompanying notes are an integral part of these financial statements.
A45

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Cohen & Steers Global Realty Portfolio	AST Emerging Markets Equity Portfolio	AST Bond Portfolio 2020	AST Jennison Large-Cap Growth Portfolio	AST Bond Portfolio 2021
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020**	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(283,404)	$(1,013,513)	$(667,950)	$(1,256,288)	$(1,012,285)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	1,005,567	(9,072,410)	2,659,393	16,029,211	1,682,016
Net change in unrealized appreciation (depreciation) on investments	(2,270,670)	15,324,699	(1,645,314)	26,391,531	(149,674)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	(1,548,507)	5,238,776	346,129	41,164,454	520,057

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	44,264	39,969	—	57,824	—
Annuity payments	(16,499)	(39,273)	—	(40,637)	—
Surrenders, withdrawals and death benefits	(2,501,100)	(5,817,737)	(5,210,574)	(8,554,019)	(9,404,523)
Net transfers between other subaccounts
or fixed rate option	1,169,131	9,992,275	(64,467,158)	32,152,498	60,467,014
Miscellaneous transactions	9,057	27,043	(234)	(4,851)	709
Other charges	(238,074)	(883,393)	(37,272)	(860,605)	(14,952)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(1,533,221)	3,318,884	(69,715,238)	22,750,210	51,048,248

TOTAL INCREASE (DECREASE) IN NET ASSETS	(3,081,728)	8,557,660	(69,369,109)	63,914,664	51,568,305

NET ASSETS
Beginning of period	31,937,373	105,001,939	69,369,109	85,765,977	20,018,643
End of period	$28,855,645	$113,559,599	$—	$149,680,641	$71,586,948

Beginning units	1,862,221	9,956,241	6,274,614	2,546,461	1,544,623
Units issued	1,480,891	9,681,255	2,228,430	2,123,353	6,275,145
Units redeemed	(1,615,952)	(9,276,153)	(8,503,044)	(1,776,093)	(2,453,682)
Ending units	1,727,160	10,361,343	—	2,893,721	5,366,086

**Date subaccount was no longer available for investment.
The accompanying notes are an integral part of these financial statements.
A46

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Omega Growth Fund (Class 2)	Wells Fargo VT Omega Growth Fund (Class 1)	Wells Fargo VT Small Cap Growth Fund (Class 1)	Wells Fargo VT International Equity Fund (Class 1)	AST Bond Portfolio 2022
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(32,785)	$(218,659)	$(176,437)	$121,521	$(379,009)
Capital gains distributions received	180,133	1,321,009	783,414	—	—
Net realized gain (loss) on shares redeemed	154,285	1,392,509	914,483	(3,665,461)	1,268,375
Net change in unrealized appreciation (depreciation) on investments	495,857	3,525,313	5,252,554	3,599,713	(208,051)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	797,490	6,020,172	6,774,014	55,773	681,315

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	3,981	40,188	19,147	48,506	—
Annuity payments	—	(26,048)	(55,488)	(82,536)	—
Surrenders, withdrawals and death benefits	(422,836)	(982,361)	(1,343,564)	(816,271)	(2,851,483)
Net transfers between other subaccounts
or fixed rate option	(376,000)	(1,685,027)	437,091	(580,928)	(2,477,369)
Miscellaneous transactions	(4,083)	(237)	(715)	1,150	(18)
Other charges	(987)	(19,443)	(16,911)	(9,080)	(10,304)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(799,925)	(2,672,928)	(960,440)	(1,439,159)	(5,339,174)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,435)	3,347,244	5,813,574	(1,383,386)	(4,657,859)

NET ASSETS
Beginning of period	2,489,431	17,420,596	12,734,420	9,518,144	22,267,074
End of period	$2,486,996	$20,767,840	$18,547,994	$8,134,758	$17,609,215

Beginning units	74,385	488,130	451,170	489,395	1,829,967
Units issued	1,777	54,685	106,325	43,586	753,626
Units redeemed	(23,510)	(129,063)	(137,295)	(128,735)	(1,186,919)
Ending units	52,652	413,752	420,200	404,246	1,396,674

The accompanying notes are an integral part of these financial statements.
A47

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Quantitative Modeling Portfolio	AST BlackRock Global Strategies Portfolio	Invesco V.I. Diversified Dividend Fund (Series I)	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1)
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(744,110)	$(1,211,726)	$272,514	$5,267	$(53,351)
Capital gains distributions received	—	—	389,460	1,176	—
Net realized gain (loss) on shares redeemed	9,401,715	6,335,951	(167,164)	1,647	470,991
Net change in unrealized appreciation (depreciation) on investments	(3,480,985)	(3,744,878)	(1,028,987)	5,358	1,143,437
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	5,176,620	1,379,347	(534,177)	13,448	1,561,077

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	236,182	42,249	49,668	435	1,974
Annuity payments	(5,540)	(33,732)	(94,315)	(20,969)	(137,860)
Surrenders, withdrawals and death benefits	(31,877,632)	(6,737,814)	(1,408,021)	(8,428)	(248,305)
Net transfers between other subaccounts
or fixed rate option	(1,245,816)	(914,360)	(1,382,390)	25,601	(257,699)
Miscellaneous transactions	(11,936)	(1,509)	(1,217)	—	92
Other charges	(29,418)	(654,020)	(15,892)	(328)	(3,327)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(32,934,160)	(8,299,186)	(2,852,167)	(3,689)	(645,125)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(27,757,540)	(6,919,839)	(3,386,344)	9,759	915,952

NET ASSETS
Beginning of period	91,509,647	105,245,827	19,684,213	318,080	5,211,409
End of period	$63,752,107	$98,325,988	$16,297,869	$327,839	$6,127,361

Beginning units	5,310,754	7,572,409	924,127	27,804	194,912
Units issued	377,446	4,081,344	113,082	2,960	150
Units redeemed	(2,334,852)	(4,831,420)	(263,482)	(3,220)	(23,257)
Ending units	3,353,348	6,822,333	773,727	27,544	171,805
The accompanying notes are an integral part of these financial statements.
A48

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	Wells Fargo VT Opportunity Fund (Class 1)	Wells Fargo VT Opportunity Fund (Class 2)	AST Prudential Core Bond Portfolio	AST Bond Portfolio 2023	AST MFS Growth Allocation Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(16,134)	$(43,502)	$(1,753,210)	$(301,507)	$(2,109,199)
Capital gains distributions received	170,652	341,370	—	—	—
Net realized gain (loss) on shares redeemed	85,096	132,956	8,839,857	1,453,405	15,745,238
Net change in unrealized appreciation (depreciation) on investments	172,195	430,468	(231,870)	33,225	106,531
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	411,809	861,292	6,854,777	1,185,123	13,742,570

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	17,877	4,966	37,963	—	437,403
Annuity payments	—	—	(264,773)	—	(329,480)
Surrenders, withdrawals and death benefits	(119,042)	(245,866)	(14,555,861)	(3,988,083)	(12,175,363)
Net transfers between other subaccounts
or fixed rate option	(185,803)	(45,215)	49,169,190	(1,253,825)	17,734,054
Miscellaneous transactions	(110)	(1,035)	(7,409)	(670)	15,596
Other charges	(3,768)	(1,013)	(1,193,927)	(14,702)	(888,615)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(290,846)	(288,163)	33,185,183	(5,257,280)	4,793,595

TOTAL INCREASE (DECREASE) IN NET ASSETS	120,963	573,129	40,039,960	(4,072,157)	18,536,165

NET ASSETS
Beginning of period	2,467,249	4,682,067	113,555,429	22,613,599	159,067,472
End of period	$2,588,212	$5,255,196	$153,595,389	$18,541,442	$177,603,637

Beginning units	94,842	183,717	9,438,867	2,079,666	10,054,299
Units issued	1,838	482	10,494,428	724,472	5,149,098
Units redeemed	(13,538)	(11,369)	(7,751,534)	(1,182,201)	(4,853,386)
Ending units	83,142	172,830	12,181,761	1,621,937	10,350,011
The accompanying notes are an integral part of these financial statements.
A49

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Western Asset Emerging Markets Debt Portfolio	AST MFS Large-Cap Value Portfolio	Invesco V.I. Mid Cap Growth Fund (Series I)	AST Bond Portfolio 2024	AST AQR Emerging Markets Equity Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	4/30/2020**	12/31/2020	8/14/2020**

OPERATIONS
Net investment income (loss)	$(29,590)	$(814,305)	$(56,157)	$(365,649)	$(13,221)
Capital gains distributions received	—	—	3,688,084	—	—
Net realized gain (loss) on shares redeemed	114,077	3,081,485	(4,467,088)	3,067,762	(126,600)
Net change in unrealized appreciation (depreciation) on investments	172,877	(2,067,519)	(138,790)	(1,383,290)	69,753
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	257,364	199,661	(973,951)	1,318,823	(70,068)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	200	23,323	13,919	—	1,664
Annuity payments	—	(15,780)	(8,674)	—	—
Surrenders, withdrawals and death benefits	(112,900)	(5,207,614)	(375,210)	(3,013,700)	(276,801)
Net transfers between other subaccounts
or fixed rate option	(45,724)	14,909,109	(12,751,857)	(8,225,634)	(2,105,838)
Miscellaneous transactions	3	17,885	(235)	1,595	46
Other charges	(182)	(552,080)	(4,578)	(7,819)	(383)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(158,603)	9,174,843	(13,126,635)	(11,245,558)	(2,381,312)

TOTAL INCREASE (DECREASE) IN NET ASSETS	98,761	9,374,504	(14,100,586)	(9,926,735)	(2,451,380)

NET ASSETS
Beginning of period	3,450,087	71,879,469	14,100,586	17,059,578	2,451,380
End of period	$3,548,848	$81,253,973	$—	$7,132,843	$—

Beginning units	301,519	3,384,328	671,935	1,666,055	215,916
Units issued	123,044	2,815,139	53,727	3,374,193	76,070
Units redeemed	(132,210)	(2,484,634)	(725,662)	(4,386,396)	(291,986)
Ending units	292,353	3,714,833	—	653,852	—

**Date subaccount was no longer available for investment.
The accompanying notes are an integral part of these financial statements.
A50

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST ClearBridge Dividend Growth Portfolio	Columbia Variable Portfolio - Government Money Market Fund (Class 1)	Columbia Variable Portfolio - Income Opportunities Fund (Class 1)	AST AQR Large-Cap Portfolio	AST Large-Cap Core Portfolio
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	8/14/2020**	12/31/2020

OPERATIONS
Net investment income (loss)	$(659,188)	$(24,644)	$5,449	$(22,840)	$(53,024)
Capital gains distributions received	—	1,427	—	—	—
Net realized gain (loss) on shares redeemed	5,845,581	—	(6,917)	534,075	362,154
Net change in unrealized appreciation (depreciation) on investments	(6,166,443)	—	8,152	(629,564)	307,568
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	(980,050)	(23,217)	6,684	(118,329)	616,698

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	34,042	1,861	120	703	1,955
Annuity payments	(49,622)	(39,313)	—	(25,131)	—
Surrenders, withdrawals and death benefits	(4,408,832)	(498,550)	(19,473)	(872,326)	(847,515)
Net transfers between other subaccounts
or fixed rate option	5,363,369	3,396,980	(4,049)	(2,642,839)	3,527,929
Miscellaneous transactions	7,916	(1,396)	—	—	217
Other charges	(440,664)	(1,960)	(136)	(2,160)	(5,564)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	506,209	2,857,622	(23,538)	(3,541,753)	2,677,022

TOTAL INCREASE (DECREASE) IN NET ASSETS	(473,841)	2,834,405	(16,854)	(3,660,082)	3,293,720

NET ASSETS
Beginning of period	63,987,411	748,752	164,652	3,660,082	3,013,200
End of period	$63,513,570	$3,583,157	$147,798	$—	$6,306,920

Beginning units	3,183,083	77,109	12,691	193,027	153,135
Units issued	2,451,633	328,423	5	85,970	246,582
Units redeemed	(2,598,157)	(33,847)	(1,830)	(278,997)	(110,293)
Ending units	3,036,559	371,685	10,866	—	289,424

**Date subaccount was no longer available for investment.
The accompanying notes are an integral part of these financial statements.
A51

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Bond Portfolio 2025	AST Bond Portfolio 2026	AST Bond Portfolio 2027	NVIT Emerging Markets Fund (Class D)	AST Bond Portfolio 2028
	1/1/2020	1/1/2020	1/1/2020	1/1/2020	1/1/2020
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(382,674)	$(1,176,997)	$(864,755)	$73,637	$(27,527)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	4,497,261	13,286,109	12,994,500	1,098,576	1,822,716
Net change in unrealized appreciation (depreciation) on investments	(2,023,162)	(5,854,134)	(6,878,482)	1,047,611	(1,103,615)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	2,091,425	6,254,978	5,251,263	2,219,824	691,574

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	—	—	—	156,920	—
Annuity payments	—	—	—	(157,590)	—
Surrenders, withdrawals and death benefits	(4,154,301)	(15,729,018)	(6,570,191)	(2,338,925)	(533,014)
Net transfers between other subaccounts
or fixed rate option	(17,083,586)	(33,505,713)	(3,878,177)	(2,451,669)	(11,258,749)
Miscellaneous transactions	(3,505)	(783)	(3,017)	(803)	10
Other charges	(6,648)	(26,263)	(17,176)	(28,718)	(490)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(21,248,040)	(49,261,777)	(10,468,561)	(4,820,785)	(11,792,243)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(19,156,615)	(43,006,799)	(5,217,298)	(2,600,961)	(11,100,669)

NET ASSETS
Beginning of period	25,282,545	84,521,276	61,041,292	29,747,417	11,171,295
End of period	$6,125,930	$41,514,477	$55,823,994	$27,146,456	$70,626

Beginning units	2,157,443	7,986,633	5,789,539	2,229,825	1,044,069
Units issued	3,528,764	3,913,270	6,607,381	276,883	45,206
Units redeemed	(5,207,047)	(8,264,902)	(7,545,383)	(682,447)	(1,083,398)
Ending units	479,160	3,635,001	4,851,537	1,824,261	5,877
The accompanying notes are an integral part of these financial statements.
A52

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	AST Bond Portfolio 2029	AST Bond Portfolio 2030	AST Bond Portfolio 2031	MFS® International Growth Portfolio (Service Shares)	MFS® Total Return Bond Series (Service Shares)
	1/1/2020	1/1/2020	1/2/2020*	5/18/2020*	5/18/2020*
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$(60,197)	$(1,767,542)	$(502,748)	$(174)	$7,791
Capital gains distributions received	—	—	—	1,085	—
Net realized gain (loss) on shares redeemed	1,934,674	9,359,085	782,345	1,745	3,276
Net change in unrealized appreciation (depreciation) on investments	(231,868)	3,952,599	(1,154,768)	31,520	15,468
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	1,642,609	11,544,142	(875,171)	34,176	26,535

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	—	—	—	357,722	1,429,100
Annuity payments	—	—	—	—	—
Surrenders, withdrawals and death benefits	(799,265)	(26,288,293)	(4,519,548)	(13,371)	(16,454)
Net transfers between other subaccounts
or fixed rate option	(26,370,478)	86,182,981	76,808,777	160,276	474,028
Miscellaneous transactions	(111)	(436)	386	648	(1,451)
Other charges	(510)	(56,232)	(3,258)	—	—
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(27,170,364)	59,838,020	72,286,357	505,275	1,885,223

TOTAL INCREASE (DECREASE) IN NET ASSETS	(25,527,755)	71,382,162	71,411,186	539,451	1,911,758

NET ASSETS
Beginning of period	25,527,755	16,373,110	—	—	—
End of period	$—	$87,755,272	$71,411,186	$539,451	$1,911,758

Beginning units	2,378,772	1,454,302	—	—	—
Units issued	83,277	19,658,975	9,500,523	45,484	205,556
Units redeemed	(2,462,049)	(14,215,810)	(3,097,280)	(5,235)	(26,559)
Ending units	—	6,897,467	6,403,243	40,249	178,997

* Date subaccount became available for investment.

The accompanying notes are an integral part of these financial statements.
A53

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2020

	SUBACCOUNTS
	MFS® Total Return Series (Service Shares)	MFS® Value Series (Service Shares)	Prudential Government Money Market Portfolio (Class III)	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Series I)	AST Global Bond Portfolio
	5/18/2020*	5/18/2020*	5/18/2020*	4/30/2020*	11/13/2020*
	to	to	to	to	to
	12/31/2020	12/31/2020	12/31/2020	12/31/2020	12/31/2020

OPERATIONS
Net investment income (loss)	$4,554	$(70)	$87	$(125,242)	$(183,016)
Capital gains distributions received	10,845	6,581	—	—	—
Net realized gain (loss) on shares redeemed	1,823	2,594	—	389,663	3,390
Net change in unrealized appreciation (depreciation) on investments	54,959	44,599	—	5,142,933	923,621
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	72,181	53,704	87	5,407,354	743,995

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	986,361	523,306	300,394,049	22,030	8,741
Annuity payments	—	—	—	(16,045)	(134,732)
Surrenders, withdrawals and death benefits	(75,742)	(5,968)	(564,602)	(894,877)	(1,112,793)
Net transfers between other subaccounts
or fixed rate option	183,392	155,806	(234,205,666)	11,327,816	109,370,814
Miscellaneous transactions	18,543	(305)	(21,703)	(2,779)	(12,649)
Other charges	—	—	—	(11,264)	(60,738)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	1,112,554	672,839	65,602,078	10,424,881	108,058,643

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,184,735	726,543	65,602,165	15,832,235	108,802,638

NET ASSETS
Beginning of period	—	—	—	—	—
End of period	$1,184,735	$726,543	$65,602,165	$15,832,235	$108,802,638

Beginning units	—	—	—	—	—
Units issued	119,129	67,832	16,048,726	1,282,595	10,909,439
Units redeemed	(20,372)	(10,491)	(9,488,523)	(187,516)	(106,675)
Ending units	98,757	57,341	6,560,203	1,095,079	10,802,764

* Date subaccount became available for investment.

The accompanying notes are an integral part of these financial statements.
A54

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST T. Rowe Price Large-Cap Growth Portfolio	AST Government Money Market Portfolio	AST Cohen & Steers Realty Portfolio	AST J.P. Morgan Strategic Opportunities Portfolio	AST T. Rowe Price Large-Cap Value Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(8,381,281)	$1,983,386	$(1,673,149)	$(9,427,537)	$(7,070,300)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	60,407,028	—	8,230,439	22,219,907	20,159,031
Net change in unrealized appreciation (depreciation) on investments	82,706,804	—	24,821,942	68,395,026	50,170,034
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	134,732,551	1,983,386	31,379,232	81,187,396	63,258,765

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	811,772	6,520,305	449,901	239,319	1,673,915
Annuity payments	(624,403)	(3,653,808)	(427,348)	(611,346)	(702,259)
Surrenders, withdrawals and death benefits	(62,313,555)	(602,418,902)	(11,176,542)	(63,048,636)	(50,985,697)
Net transfers between other subaccounts
or fixed rate option	16,994,442	554,790,528	4,440,720	64,011,445	596,689,279
Miscellaneous transactions	47,475	(4,978)	2,373	(3,643)	(204)
Other charges	(3,601,464)	(968,835)	(724,346)	(5,074,598)	(1,765,883)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(48,685,733)	(45,735,690)	(7,435,242)	(4,487,459)	544,909,151

TOTAL INCREASE (DECREASE) IN NET ASSETS	86,046,818	(43,752,304)	23,943,990	76,699,937	608,167,916

NET ASSETS
Beginning of period	519,985,547	498,581,991	106,002,129	609,931,060	75,127,197
End of period	$606,032,365	$454,829,687	$129,946,119	$686,630,997	$683,295,113

Beginning units	15,214,913	43,994,532	2,630,202	32,036,351	4,141,894
Units issued	2,691,520	40,275,313	547,824	6,120,492	32,476,836
Units redeemed	(4,465,573)	(45,099,582)	(727,829)	(8,770,615)	(5,404,501)
Ending units	13,440,860	39,170,263	2,450,197	29,386,228	31,214,229
The accompanying notes are an integral part of these financial statements.
A55

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST High Yield Portfolio	AST Small-Cap Growth Opportunities Portfolio	AST WEDGE Capital Mid-Cap Value Portfolio	AST Small-Cap Value Portfolio	AST Mid-Cap Growth Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(2,155,173)	$(3,157,252)	$(925,332)	$(2,988,083)	$(6,141,947)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	9,017,345	21,502,497	2,126,390	16,260,780	23,667,380
Net change in unrealized appreciation (depreciation) on investments	13,379,953	45,889,758	9,137,580	24,310,605	91,880,825
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	20,242,125	64,235,003	10,338,638	37,583,302	109,406,258

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	697,171	810,729	102,300	657,974	1,746,378
Annuity payments	(481,003)	(614,101)	(122,395)	(366,819)	(798,101)
Surrenders, withdrawals and death benefits	(16,428,470)	(20,656,728)	(6,543,075)	(23,061,496)	(48,309,939)
Net transfers between other subaccounts
or fixed rate option	25,477,194	(3,191,728)	7,667,624	3,502,860	10,051,094
Miscellaneous transactions	(126)	15,422	2,004	9,665	48,780
Other charges	(692,200)	(942,403)	(413,566)	(631,138)	(2,285,413)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	8,572,566	(24,578,809)	692,892	(19,888,954)	(39,547,201)

TOTAL INCREASE (DECREASE) IN NET ASSETS	28,814,691	39,656,194	11,031,530	17,694,348	69,859,057

NET ASSETS
Beginning of period	138,110,576	189,953,342	58,212,757	192,078,806	385,252,758
End of period	$166,925,267	$229,609,536	$69,244,287	$209,773,154	$455,111,815

Beginning units	5,738,345	7,440,692	2,380,395	5,927,655	26,547,342
Units issued	2,992,415	881,807	622,339	655,524	4,529,509
Units redeemed	(2,761,422)	(1,604,347)	(621,932)	(1,310,218)	(5,641,847)
Ending units	5,969,338	6,718,152	2,380,802	5,272,961	25,435,004
The accompanying notes are an integral part of these financial statements.
A56

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST Goldman Sachs Small-Cap Value Portfolio	AST Hotchkis & Wiley Large-Cap Value Portfolio	AST Loomis Sayles Large-Cap Growth Portfolio	AST MFS Growth Portfolio	AST Neuberger Berman/LSV Mid-Cap Value Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(2,198,913)	$(3,693,087)	$(12,243,505)	$(3,255,955)	$(4,084,012)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	6,010,794	16,996,208	90,024,916	24,763,726	19,843,654
Net change in unrealized appreciation (depreciation) on investments	26,000,822	45,163,931	139,885,875	46,787,712	35,273,744
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	29,812,703	58,467,052	217,667,286	68,295,483	51,033,386

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	487,300	601,508	2,481,159	658,645	714,319
Annuity payments	(395,958)	(509,159)	(2,137,882)	(708,277)	(362,797)
Surrenders, withdrawals and death benefits	(14,522,908)	(25,884,547)	(90,464,912)	(23,779,194)	(28,380,509)
Net transfers between other subaccounts
or fixed rate option	16,042,222	10,993,484	(27,374,359)	1,067,741	13,129,110
Miscellaneous transactions	10,123	16,609	30,466	(2,588)	20,654
Other charges	(1,110,277)	(1,043,700)	(2,028,871)	(930,858)	(1,231,267)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	510,502	(15,825,805)	(119,494,399)	(23,694,531)	(16,110,490)

TOTAL INCREASE (DECREASE) IN NET ASSETS	30,323,205	42,641,247	98,172,887	44,600,952	34,922,896

NET ASSETS
Beginning of period	139,768,235	214,521,108	765,762,651	195,746,079	267,239,051
End of period	$170,091,440	$257,162,355	$863,935,538	$240,347,031	$302,161,947

Beginning units	3,453,316	9,571,637	23,113,213	9,276,588	6,355,547
Units issued	868,561	1,256,100	1,273,612	1,148,907	900,511
Units redeemed	(1,018,450)	(2,234,306)	(4,635,958)	(2,052,560)	(1,446,341)
Ending units	3,303,427	8,593,431	19,750,867	8,372,935	5,809,717
The accompanying notes are an integral part of these financial statements.
A57

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST Small-Cap Growth Portfolio	AST BlackRock Low Duration Bond Portfolio	AST BlackRock/Loomis Sayles Bond Portfolio	AST QMA US Equity Alpha Portfolio	AST T. Rowe Price Natural Resources Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(2,180,609)	$(4,008,629)	$(14,751,212)	$(2,181,312)	$(1,400,751)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	9,087,684	1,190,617	17,038,738	12,036,868	1,254,416
Net change in unrealized appreciation (depreciation) on investments	29,543,949	11,451,682	75,462,174	23,101,225	14,348,342
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	36,451,024	8,633,670	77,749,700	32,956,781	14,202,007

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	244,872	3,376,047	1,690,092	405,031	265,143
Annuity payments	(215,316)	(1,021,489)	(2,215,528)	(399,405)	(117,849)
Surrenders, withdrawals and death benefits	(15,571,248)	(34,007,902)	(105,802,551)	(18,433,272)	(9,272,864)
Net transfers between other subaccounts
or fixed rate option	13,250,113	32,624,078	115,979,130	7,465,776	23,743,724
Miscellaneous transactions	18,291	(1,697)	1,312	8,520	1,315
Other charges	(916,260)	(620,518)	(7,155,415)	(901,028)	(853,532)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(3,189,548)	348,519	2,497,040	(11,854,378)	13,765,937

TOTAL INCREASE (DECREASE) IN NET ASSETS	33,261,476	8,982,189	80,246,740	21,102,403	27,967,944

NET ASSETS
Beginning of period	126,575,393	272,436,858	972,143,309	147,400,730	87,936,570
End of period	$159,836,869	$281,419,047	$1,052,390,049	$168,503,133	$115,904,514

Beginning units	4,256,072	19,133,021	53,190,610	5,574,956	3,167,075
Units issued	1,020,737	3,693,815	9,760,012	1,124,946	1,329,250
Units redeemed	(1,330,398)	(3,798,346)	(12,103,711)	(1,596,075)	(1,045,342)
Ending units	3,946,411	19,028,490	50,846,911	5,103,827	3,450,983
The accompanying notes are an integral part of these financial statements.
A58

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST T. Rowe Price Asset Allocation Portfolio	AST International Value Portfolio	AST MFS Global Equity Portfolio	AST J.P. Morgan International Equity Portfolio	AST Templeton Global Bond Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(31,873,852)	$(1,553,494)	$(2,761,322)	$(2,070,300)	$(1,707,512)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	93,675,283	3,616,471	10,663,358	4,601,772	813,995
Net change in unrealized appreciation (depreciation) on investments	327,488,873	15,324,428	40,954,767	31,642,489	1,090,629
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	389,290,304	17,387,405	48,856,803	34,173,961	197,112

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	5,568,857	99,943	674,028	378,952	692,285
Annuity payments	(1,510,928)	(231,426)	(162,109)	(222,733)	(232,095)
Surrenders, withdrawals and death benefits	(210,855,389)	(10,127,989)	(21,861,556)	(13,136,403)	(12,907,322)
Net transfers between other subaccounts
or fixed rate option	109,731,423	5,975,064	8,075,603	7,079,993	15,347,529
Miscellaneous transactions	(36,747)	3,234	22,372	4,154	(1,358)
Other charges	(16,696,304)	(539,964)	(1,391,562)	(957,159)	(465,027)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(113,799,088)	(4,821,138)	(14,643,224)	(6,853,196)	2,434,012

TOTAL INCREASE (DECREASE) IN NET ASSETS	275,491,216	12,566,267	34,213,579	27,320,765	2,631,124

NET ASSETS
Beginning of period	2,051,355,528	96,766,024	173,269,099	133,178,676	117,093,205
End of period	$2,326,846,744	$109,332,291	$207,482,678	$160,499,441	$119,724,329

Beginning units	84,099,435	6,035,787	6,421,790	6,220,443	7,411,585
Units issued	10,164,408	821,790	1,631,304	1,271,593	1,720,042
Units redeemed	(19,288,702)	(1,185,514)	(2,095,402)	(1,700,736)	(1,630,155)
Ending units	74,975,141	5,672,063	5,957,692	5,791,300	7,501,472
The accompanying notes are an integral part of these financial statements.
A59

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST International Growth Portfolio	AST Wellington Management Hedged Equity Portfolio	AST Capital Growth Asset Allocation Portfolio	AST Academic Strategies Asset Allocation Portfolio	AST Balanced Asset Allocation Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(4,546,047)	$(4,243,399)	$(60,997,381)	$(23,404,169)	$(33,870,047)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	25,135,133	8,481,287	229,890,406	46,026,383	104,402,813
Net change in unrealized appreciation (depreciation) on investments	60,203,857	46,497,614	576,405,355	178,970,836	305,795,679
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	80,792,943	50,735,502	745,298,380	201,593,050	376,328,445

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	589,893	716,039	5,050,311	1,455,612	6,389,529
Annuity payments	(620,502)	(115,173)	(3,719,642)	(1,279,321)	(2,319,148)
Surrenders, withdrawals and death benefits	(32,090,975)	(27,806,079)	(410,829,147)	(138,908,097)	(219,746,983)
Net transfers between other subaccounts
or fixed rate option	(13,151,534)	28,580,935	142,237,540	160,450,728	64,594,469
Miscellaneous transactions	4,734	3,006	118,478	11,990	(1,088)
Other charges	(942,613)	(2,073,615)	(24,191,830)	(9,593,157)	(16,561,858)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(46,210,997)	(694,887)	(291,334,290)	12,137,755	(167,645,079)

TOTAL INCREASE (DECREASE) IN NET ASSETS	34,581,946	50,040,615	453,964,090	213,730,805	208,683,366

NET ASSETS
Beginning of period	282,892,909	262,215,381	3,713,436,579	1,375,824,005	2,168,911,272
End of period	$317,474,855	$312,255,996	$4,167,400,669	$1,589,554,810	$2,377,594,638

Beginning units	12,754,247	18,683,451	225,445,464	108,320,866	134,639,676
Units issued	913,995	4,123,878	28,623,199	20,891,330	17,317,535
Units redeemed	(2,755,322)	(4,359,230)	(46,848,705)	(21,334,108)	(28,466,419)
Ending units	10,912,920	18,448,099	207,219,958	107,878,088	123,490,792
The accompanying notes are an integral part of these financial statements.
A60

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST Preservation Asset Allocation Portfolio	AST AllianzGI World Trends Portfolio	AST J.P. Morgan Global Thematic Portfolio	AST Goldman Sachs Multi-Asset Portfolio	AST Western Asset Core Plus Bond Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(23,132,400)	$(8,894,324)	$(7,456,091)	$(6,973,628)	$(9,188,791)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	53,160,638	22,276,013	20,388,439	15,505,189	13,373,688
Net change in unrealized appreciation (depreciation) on investments	157,560,958	81,983,783	72,700,673	57,450,274	61,322,822
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	187,589,196	95,365,472	85,633,021	65,981,835	65,507,719

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	3,589,199	161,058	477,719	249,353	1,444,343
Annuity payments	(4,310,791)	(688,583)	(155,467)	(326,122)	(934,386)
Surrenders, withdrawals and death benefits	(194,002,426)	(57,034,257)	(42,425,496)	(42,605,726)	(70,175,568)
Net transfers between other subaccounts
or fixed rate option	113,675,365	67,681,201	40,345,223	73,738,596	80,820,686
Miscellaneous transactions	(6,966)	2,637	(12,194)	1,122	2,391
Other charges	(9,671,197)	(5,854,362)	(4,983,047)	(4,751,712)	(4,641,779)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(90,726,816)	4,267,694	(6,753,262)	26,305,511	6,515,687

TOTAL INCREASE (DECREASE) IN NET ASSETS	96,862,380	99,633,166	78,879,759	92,287,346	72,023,406

NET ASSETS
Beginning of period	1,452,551,436	564,128,952	475,317,335	435,237,601	590,428,742
End of period	$1,549,413,816	$663,762,118	$554,197,094	$527,524,947	$662,452,148

Beginning units	96,607,153	45,094,996	34,094,571	34,687,105	45,511,006
Units issued	15,825,800	11,354,474	8,018,909	10,659,011	10,929,260
Units redeemed	(22,568,797)	(11,714,049)	(9,020,233)	(9,307,874)	(10,853,824)
Ending units	89,864,156	44,735,421	33,093,247	36,038,242	45,586,442
The accompanying notes are an integral part of these financial statements.
A61

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	Davis Value Portfolio	Columbia Variable Portfolio - Asset Allocation Fund (Class 1)	Columbia Variable Portfolio - Small Company Growth Fund (Class 1)	Prudential SP International Growth Portfolio (Class I)	ProFund VP Asia 30
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$1,793	$28,318	$(4,429)	$(62,341)	$(77,892)
Capital gains distributions received	44,550	134,683	91,265	—	—
Net realized gain (loss) on shares redeemed	(30,859)	131,872	46,568	346,420	176,978
Net change in unrealized appreciation (depreciation) on investments	205,858	227,350	3,367	965,574	1,361,573
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	221,342	522,223	136,771	1,249,653	1,460,659

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	3,957	2,069	185	16,340	20,217
Annuity payments	—	(65,739)	—	(28,258)	(7,024)
Surrenders, withdrawals and death benefits	(64,922)	(151,967)	(21,777)	(686,257)	(671,395)
Net transfers between other subaccounts
or fixed rate option	10,857	(89,415)	—	(265,865)	773,084
Miscellaneous transactions	—	(9)	4,154	(100)	84
Other charges	(2,645)	(2,122)	(398)	(5,695)	(22,941)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(52,753)	(307,183)	(17,836)	(969,835)	92,025

TOTAL INCREASE (DECREASE) IN NET ASSETS	168,589	215,040	118,935	279,818	1,552,684

NET ASSETS
Beginning of period	778,466	2,818,961	369,048	4,355,165	6,059,817
End of period	$947,055	$3,034,001	$487,983	$4,634,983	$7,612,501

Beginning units	42,981	112,949	9,724	277,363	285,038
Units issued	809	1,379	2,465	42,398	144,307
Units redeemed	(3,495)	(12,959)	(2,958)	(95,486)	(144,523)
Ending units	40,295	101,369	9,231	224,275	284,822

The accompanying notes are an integral part of these financial statements.
A62

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	ProFund VP Banks	ProFund VP Bear	ProFund VP Biotechnology	ProFund VP Basic Materials	ProFund VP UltraBull
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(10,252)	$(33,335)	$(92,387)	$(45,414)	$(75,924)
Capital gains distributions received	—	—	29,592	149,247	—
Net realized gain (loss) on shares redeemed	(121,918)	(370,569)	(399,486)	(246,090)	1,017,015
Net change in unrealized appreciation (depreciation) on investments	1,357,881	(365,653)	1,504,900	882,022	2,511,406
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	1,225,711	(769,557)	1,042,619	739,765	3,452,497

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	3,240	11,238	17,141	34,863	7,240
Annuity payments	(9,432)	(1,601)	(15,600)	—	(49,677)
Surrenders, withdrawals and death benefits	(555,888)	(90,826)	(672,989)	(772,497)	(841,332)
Net transfers between other subaccounts
or fixed rate option	255,832	715,539	(722,570)	(216,377)	(528,045)
Miscellaneous transactions	(184)	(48)	141	(371)	(3)
Other charges	(2,154)	(2,123)	(4,207)	(4,921)	(3,686)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(308,586)	632,179	(1,398,084)	(959,303)	(1,415,503)

TOTAL INCREASE (DECREASE) IN NET ASSETS	917,125	(137,378)	(355,465)	(219,538)	2,036,994

NET ASSETS
Beginning of period	3,870,345	2,620,109	8,063,286	5,043,667	7,001,617
End of period	$4,787,470	$2,482,731	$7,707,821	$4,824,129	$9,038,611

Beginning units	473,641	1,452,405	278,810	270,450	361,169
Units issued	438,760	4,224,333	481,716	129,501	423,489
Units redeemed	(477,145)	(3,882,518)	(525,757)	(179,965)	(486,133)
Ending units	435,256	1,794,220	234,769	219,986	298,525
The accompanying notes are an integral part of these financial statements.
A63

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	ProFund VP Bull	ProFund VP Consumer Services	ProFund VP Consumer Goods	ProFund VP Oil & Gas	ProFund VP Europe 30
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(222,184)	$(149,609)	$2,974	$13,574	$97,276
Capital gains distributions received	297,976	470,097	1,086,215	279,165	—
Net realized gain (loss) on shares redeemed	3,008,492	384,579	(418,837)	(1,143,853)	(187,855)
Net change in unrealized appreciation (depreciation) on investments	1,847,463	1,182,727	854,927	1,463,186	1,304,514
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	4,931,747	1,887,794	1,525,279	612,072	1,213,935

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	37,753	9,658	2,378	77,370	18,782
Annuity payments	(84,589)	(13,612)	(18,686)	(3,290)	(9,147)
Surrenders, withdrawals and death benefits	(2,192,959)	(969,501)	(539,588)	(1,120,741)	(879,924)
Net transfers between other subaccounts
or fixed rate option	(10,695,877)	367,125	758,948	(183,893)	1,334,156
Miscellaneous transactions	(190)	1,727	(15)	79	231
Other charges	(22,470)	(68,975)	(40,726)	(10,855)	(18,875)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(12,958,332)	(673,578)	162,311	(1,241,330)	445,223

TOTAL INCREASE (DECREASE) IN NET ASSETS	(8,026,585)	1,214,216	1,687,590	(629,258)	1,659,158

NET ASSETS
Beginning of period	26,473,578	8,584,278	6,051,030	8,591,524	7,126,615
End of period	$18,446,993	$9,798,494	$7,738,620	$7,962,266	$8,785,773

Beginning units	1,380,797	376,238	306,275	528,637	624,754
Units issued	6,745,052	193,116	106,419	308,117	523,733
Units redeemed	(7,391,992)	(219,071)	(97,716)	(381,570)	(488,427)
Ending units	733,857	350,283	314,978	455,184	660,060

The accompanying notes are an integral part of these financial statements.
A64

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	ProFund VP Financials	ProFund VP U.S. Government Plus	ProFund VP Health Care	Access VP High Yield Fund	ProFund VP Industrials
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(133,977)	$(41,905)	$(402,662)	$231,833	$(115,555)
Capital gains distributions received	661,589	—	3,411,444	—	1,317,060
Net realized gain (loss) on shares redeemed	977,001	2,071,766	1,239,150	208,072	197,027
Net change in unrealized appreciation (depreciation) on investments	1,884,075	(748,123)	143,100	201,567	405,204
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	3,388,688	1,281,738	4,391,032	641,472	1,803,736

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	11,375	55,539	161,109	6,855	1,662
Annuity payments	(8,892)	(21,535)	(38,241)	(3,161)	—
Surrenders, withdrawals and death benefits	(1,219,389)	(626,755)	(2,739,308)	(1,197,408)	(782,439)
Net transfers between other subaccounts
or fixed rate option	472,731	291,764	(2,238,940)	3,563,616	1,911,976
Miscellaneous transactions	294	(184)	118	88	147
Other charges	(80,384)	(13,232)	(157,563)	(2,922)	(46,090)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(824,265)	(314,403)	(5,012,825)	2,367,068	1,085,256

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,564,423	967,335	(621,793)	3,008,540	2,888,992

NET ASSETS
Beginning of period	12,094,437	6,104,739	28,459,422	5,446,037	5,748,973
End of period	$14,658,860	$7,072,074	$27,837,629	$8,454,577	$8,637,965

Beginning units	1,024,018	316,265	1,182,881	267,684	255,352
Units issued	439,673	3,517,622	391,066	575,590	198,386
Units redeemed	(496,781)	(3,513,974)	(589,371)	(465,092)	(150,975)
Ending units	966,910	319,913	984,576	378,182	302,763

The accompanying notes are an integral part of these financial statements.
A65

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	ProFund VP Internet	ProFund VP Japan	ProFund VP Precious Metals	ProFund VP Mid-Cap Growth	ProFund VP Mid-Cap Value
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(89,586)	$(57,350)	$(133,982)	$(219,490)	$(131,162)
Capital gains distributions received	172,850	—	—	1,511,451	349,063
Net realized gain (loss) on shares redeemed	(265,884)	71,615	3,331,953	(910,241)	(646,000)
Net change in unrealized appreciation (depreciation) on investments	1,376,626	744,254	443,844	2,487,335	2,240,283
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	1,194,006	758,519	3,641,815	2,869,055	1,812,184

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	5,551	2,680	26,324	27,166	31,131
Annuity payments	(85,089)	(794)	(17,857)	(22,180)	(20,911)
Surrenders, withdrawals and death benefits	(932,120)	(313,695)	(980,502)	(2,057,702)	(1,512,473)
Net transfers between other subaccounts
or fixed rate option	(689,651)	(32,063)	4,055,341	5,347,531	5,367,679
Miscellaneous transactions	138	43	(745)	(49)	(604)
Other charges	(3,219)	(8,605)	(15,548)	(63,050)	(38,180)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(1,704,390)	(352,434)	3,067,013	3,231,716	3,826,642

TOTAL INCREASE (DECREASE) IN NET ASSETS	(510,384)	406,085	6,708,828	6,100,771	5,638,826

NET ASSETS
Beginning of period	6,815,478	4,458,044	8,148,848	13,303,222	9,538,293
End of period	$6,305,094	$4,864,129	$14,857,676	$19,403,993	$15,177,119

Beginning units	90,695	370,030	1,250,238	570,539	425,578
Units issued	63,800	172,044	5,197,571	1,206,271	1,097,355
Units redeemed	(82,640)	(204,668)	(4,882,536)	(1,090,818)	(960,387)
Ending units	71,855	337,406	1,565,273	685,992	562,546

The accompanying notes are an integral part of these financial statements.
A66

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	ProFund VP Pharmaceuticals	ProFund VP Real Estate	ProFund VP Rising Rates Opportunity	ProFund VP NASDAQ-100	ProFund VP Semiconductor
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(10,963)	$30,349	$(31,013)	$(288,188)	$(25,469)
Capital gains distributions received	315,182	389,680	85,227	210,142	230,084
Net realized gain (loss) on shares redeemed	(642,246)	591,388	(1,026,029)	4,561,637	146,811
Net change in unrealized appreciation (depreciation) on investments	664,452	798,133	238,495	2,001,307	663,089
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	326,425	1,809,550	(733,320)	6,484,898	1,014,515

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	6,688	18,280	11,841	29,732	13,889
Annuity payments	(46,105)	(33,858)	(1,402)	(31,547)	(1,022)
Surrenders, withdrawals and death benefits	(309,438)	(830,984)	(253,604)	(1,863,214)	(273,042)
Net transfers between other subaccounts
or fixed rate option	(299,576)	1,197,999	(66,005)	(629,756)	777,868
Miscellaneous transactions	(268)	368	118	86	(17)
Other charges	(3,583)	(32,000)	(5,744)	(23,805)	(1,458)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(652,282)	319,805	(314,796)	(2,518,504)	516,218

TOTAL INCREASE (DECREASE) IN NET ASSETS	(325,857)	2,129,355	(1,048,116)	3,966,394	1,530,733

NET ASSETS
Beginning of period	3,049,270	6,362,578	2,805,890	17,927,418	1,783,874
End of period	$2,723,413	$8,491,933	$1,757,774	$21,893,812	$3,314,607

Beginning units	198,919	256,023	1,810,162	914,623	115,508
Units issued	340,548	441,056	8,806,848	6,552,290	491,225
Units redeemed	(383,967)	(423,877)	(9,226,335)	(6,647,814)	(462,126)
Ending units	155,500	273,202	1,390,675	819,099	144,607
The accompanying notes are an integral part of these financial statements.
A67

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	ProFund VP Small-Cap Growth	ProFund VP Short Mid-Cap	ProFund VP Short NASDAQ-100	ProFund VP Short Small-Cap	ProFund VP Small-Cap Value
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(190,339)	$(736)	$(7,514)	$(6,195)	$(122,184)
Capital gains distributions received	1,727,191	—	—	21,880	—
Net realized gain (loss) on shares redeemed	(1,260,618)	(68,505)	(213,835)	(155,903)	(695,520)
Net change in unrealized appreciation (depreciation) on investments	1,779,331	11,982	(27,715)	(16,411)	2,393,152
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	2,055,565	(57,259)	(249,064)	(156,629)	1,575,448

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	31,806	2,754	810	111	30,077
Annuity payments	(16,179)	—	—	—	(58,180)
Surrenders, withdrawals and death benefits	(1,426,027)	(30,738)	(21,988)	(18,997)	(939,649)
Net transfers between other subaccounts
or fixed rate option	(79,193)	(294,665)	48,748	(1,061,774)	(212,944)
Miscellaneous transactions	(398)	27	429	44	1,389
Other charges	(51,390)	(111)	(1,957)	(131)	(31,608)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(1,541,381)	(322,733)	26,042	(1,080,747)	(1,210,915)

TOTAL INCREASE (DECREASE) IN NET ASSETS	514,184	(379,992)	(223,022)	(1,237,376)	364,533

NET ASSETS
Beginning of period	13,035,993	415,155	656,187	1,340,564	8,534,136
End of period	$13,550,177	$35,163	$433,165	$103,188	$8,898,669

Beginning units	466,779	280,605	917,343	964,848	417,169
Units issued	236,469	1,092,142	28,054,197	17,640,029	153,192
Units redeemed	(289,377)	(1,344,329)	(28,090,810)	(18,516,633)	(210,351)
Ending units	413,871	28,418	880,730	88,244	360,010
The accompanying notes are an integral part of these financial statements.
A68

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	ProFund VP Technology	ProFund VP Telecommu-nications	ProFund VP UltraMid-Cap	ProFund VP UltraNASDAQ-100	ProFund VP UltraSmall-Cap
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(96,527)	$59,023	$(128,050)	$(575,084)	$(78,463)
Capital gains distributions received	189,611	—	—	—	—
Net realized gain (loss) on shares redeemed	802,404	(54,852)	2,525,356	11,558,815	(18,186)
Net change in unrealized appreciation (depreciation) on investments	1,879,344	409,790	1,658,982	17,113,394	2,325,671
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	2,774,832	413,961	4,056,288	28,097,125	2,229,022

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	12,847	2,812	15,617	53,581	522,458
Annuity payments	(2,360)	(37,899)	(257)	(4,385)	—
Surrenders, withdrawals and death benefits	(1,051,576)	(385,689)	(1,663,595)	(4,546,628)	(975,607)
Net transfers between other subaccounts
or fixed rate option	1,068,155	429,782	(341,724)	(27,725,619)	(463,326)
Miscellaneous transactions	2,220	(15)	(311)	4,714	196
Other charges	(3,552)	(22,722)	(10,730)	(17,284)	(3,043)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	25,734	(13,731)	(2,001,000)	(32,235,621)	(919,322)

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,800,566	400,230	2,055,288	(4,138,496)	1,309,700

NET ASSETS
Beginning of period	6,371,175	3,097,189	8,245,466	41,335,083	4,992,626
End of period	$9,171,741	$3,497,419	$10,300,754	$37,196,587	$6,302,326

Beginning units	458,248	351,652	246,839	4,640,368	258,488
Units issued	206,210	328,364	957,281	2,109,269	798,809
Units redeemed	(206,152)	(342,572)	(995,055)	(4,293,405)	(832,628)
Ending units	458,306	337,444	209,065	2,456,232	224,669
The accompanying notes are an integral part of these financial statements.
A69

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	ProFund VP Utilities	ProFund VP Large-Cap Growth	ProFund VP Large-Cap Value	Rydex VT Nova Fund	Rydex VT NASDAQ-100® Fund
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$28,536	$(228,707)	$(50,492)	$(3,670)	$(108,991)
Capital gains distributions received	1,102,691	4,205,861	1,173,311	—	199,126
Net realized gain (loss) on shares redeemed	955,838	(1,026,520)	184,486	134,680	599,847
Net change in unrealized appreciation (depreciation) on investments	1,486,985	884,489	1,632,086	300,539	1,835,201
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	3,574,050	3,835,123	2,939,391	431,549	2,525,183

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	14,750	18,999	18,829	2,335	17,700
Annuity payments	(76,407)	(41,553)	(16,552)	(18,414)	(25,138)
Surrenders, withdrawals and death benefits	(1,584,211)	(1,786,021)	(1,377,984)	(77,991)	(701,757)
Net transfers between other subaccounts
or fixed rate option	1,624,328	1,270,236	697,705	(52,189)	(244,051)
Miscellaneous transactions	500	(578)	37	9	(89)
Other charges	(79,501)	(45,211)	(40,911)	(1,220)	(11,035)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(100,541)	(584,128)	(718,876)	(147,470)	(964,370)

TOTAL INCREASE (DECREASE) IN NET ASSETS	3,473,509	3,250,995	2,220,515	284,079	1,560,813

NET ASSETS
Beginning of period	17,117,866	14,843,860	10,821,524	1,059,198	7,581,815
End of period	$20,591,375	$18,094,855	$13,042,039	$1,343,277	$9,142,628

Beginning units	774,003	671,885	698,198	75,896	405,345
Units issued	619,464	788,876	409,108	233	1,115
Units redeemed	(625,813)	(820,562)	(448,970)	(8,593)	(44,339)
Ending units	767,654	640,199	658,336	67,536	362,121
The accompanying notes are an integral part of these financial statements.
A70

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	Rydex VT Inverse S&P 500® Strategy Fund	Invesco V.I. Health Care Fund (Series I)	Invesco V.I. Technology Fund (Series I)	Wells Fargo VT Index Asset Allocation Fund (Class 2)	Wells Fargo VT International Equity Fund (Class 2)
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(90)	$(314,215)	$(277,204)	$(56,238)	$4,743
Capital gains distributions received	—	579,812	1,753,400	1,064,830	88,525
Net realized gain (loss) on shares redeemed	(3,947)	(1,724,386)	1,161,532	1,310,951	(35,708)
Net change in unrealized appreciation (depreciation) on investments	(508)	8,205,865	3,266,408	595,451	(28,211)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	(4,545)	6,747,076	5,904,136	2,914,994	29,349

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	14	63,355	60,888	21,428	2,166
Annuity payments	—	(115,080)	(39,429)	(98,559)	—
Surrenders, withdrawals and death benefits	(264)	(2,504,383)	(1,870,952)	(1,185,792)	(33,294)
Net transfers between other subaccounts
or fixed rate option	266	(731,142)	(1,438,636)	(1,552,130)	(503)
Miscellaneous transactions	—	(508)	(545)	(158)	(2)
Other charges	(21)	(25,243)	(20,115)	(6,132)	(63)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(5)	(3,313,001)	(3,308,789)	(2,821,343)	(31,696)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(4,550)	3,434,075	2,595,347	93,651	(2,347)

NET ASSETS
Beginning of period	19,304	23,876,310	18,307,846	16,724,809	224,853
End of period	$14,754	$27,310,385	$20,903,193	$16,818,460	$222,506

Beginning units	9,159	842,591	1,500,542	380,185	25,346
Units issued	657	81,138	76,843	1,572	537
Units redeemed	(590)	(189,660)	(285,266)	(58,961)	(4,030)
Ending units	9,226	734,069	1,292,119	322,796	21,853
The accompanying notes are an integral part of these financial statements.
A71

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	Wells Fargo VT Small Cap Growth Fund (Class 2)	AST Fidelity Institutional AM℠ Quantitative Portfolio	AST Prudential Growth Allocation Portfolio	AST Advanced Strategies Portfolio	AST Investment Grade Bond Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(17,702)	$(13,480,749)	$(56,025,355)	$(22,239,046)	$(24,067,857)
Capital gains distributions received	200,429	—	—	—	—
Net realized gain (loss) on shares redeemed	43,520	30,836,149	80,773,319	74,651,589	153,819,825
Net change in unrealized appreciation (depreciation) on investments	33,605	133,167,757	591,715,789	221,880,339	33,379,925
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	259,852	150,523,157	616,463,753	274,292,882	163,131,893

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	31,937	1,855,240	2,106,628	1,601,506	70,148
Annuity payments	(1,567)	(1,401,126)	(2,411,520)	(547,291)	(1,122,471)
Surrenders, withdrawals and death benefits	(137,750)	(81,843,215)	(320,987,326)	(143,671,918)	(129,490,853)
Net transfers between other subaccounts
or fixed rate option	15,961	78,991,758	392,133,010	64,094,064	(1,996,502,902)
Miscellaneous transactions	(19)	(3,119)	8,254	(23,475)	19,717
Other charges	(679)	(6,653,825)	(34,240,217)	(10,017,742)	(19,830,976)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(92,117)	(9,054,287)	36,608,829	(88,564,856)	(2,146,857,337)

TOTAL INCREASE (DECREASE) IN NET ASSETS	167,735	141,468,870	653,072,582	185,728,026	(1,983,725,444)

NET ASSETS
Beginning of period	1,137,393	810,388,109	3,445,068,349	1,378,346,423	3,164,431,741
End of period	$1,305,128	$951,856,979	$4,098,140,931	$1,564,074,449	$1,180,706,297

Beginning units	45,120	61,719,373	244,175,825	83,312,728	201,715,291
Units issued	1,880	12,086,245	53,511,430	11,179,771	41,416,728
Units redeemed	(4,898)	(13,540,542)	(55,107,183)	(16,850,790)	(175,956,038)
Ending units	42,102	60,265,076	242,580,072	77,641,709	67,175,981
The accompanying notes are an integral part of these financial statements.
A72

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST Cohen & Steers Global Realty Portfolio	AST Emerging Markets Equity Portfolio	AST Bond Portfolio 2020	AST Jennison Large-Cap Growth Portfolio	AST Bond Portfolio 2021
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(397,161)	$(1,327,829)	$(1,038,113)	$(1,087,414)	$(623,849)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	930,041	2,825,172	478,093	5,944,508	683,686
Net change in unrealized appreciation (depreciation) on investments	5,630,656	8,828,169	1,301,963	15,525,095	922,869
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	6,163,536	10,325,512	741,943	20,382,189	982,706

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	50,214	54,642	—	51,994	—
Annuity payments	(13,938)	(69,414)	(56,510)	(34,599)	—
Surrenders, withdrawals and death benefits	(2,724,965)	(8,233,401)	(14,126,100)	(5,944,235)	(6,280,520)
Net transfers between other subaccounts
or fixed rate option	3,681,442	19,063,606	41,666,964	7,946,886	(17,873,528)
Miscellaneous transactions	15	3,733	495	4,527	(456)
Other charges	(277,932)	(962,546)	(22,779)	(638,626)	(11,532)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	714,836	9,856,620	27,462,070	1,385,947	(24,166,036)

TOTAL INCREASE (DECREASE) IN NET ASSETS	6,878,372	20,182,132	28,204,013	21,768,136	(23,183,330)

NET ASSETS
Beginning of period	25,059,001	84,819,807	41,165,096	63,997,841	43,201,973
End of period	$31,937,373	$105,001,939	$69,369,109	$85,765,977	$20,018,643

Beginning units	1,842,645	9,159,396	3,827,550	2,510,921	3,415,588
Units issued	673,738	3,457,318	5,099,394	883,724	314,890
Units redeemed	(654,162)	(2,660,473)	(2,652,330)	(848,184)	(2,185,855)
Ending units	1,862,221	9,956,241	6,274,614	2,546,461	1,544,623
The accompanying notes are an integral part of these financial statements.
A73

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	Wells Fargo VT Omega Growth Fund (Class 2)	Wells Fargo VT Omega Growth Fund (Class 1)	Wells Fargo VT Small Cap Growth Fund (Class 1)	Wells Fargo VT International Equity Fund (Class 1)	AST Bond Portfolio 2022
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(33,422)	$(211,716)	$(169,046)	$272,547	$(533,680)
Capital gains distributions received	282,023	1,991,890	2,090,693	3,979,295	—
Net realized gain (loss) on shares redeemed	53,069	699,085	73,296	(2,421,838)	337,064
Net change in unrealized appreciation (depreciation) on investments	401,126	2,248,258	646,784	(607,297)	1,351,364
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	702,796	4,727,517	2,641,727	1,222,707	1,154,748

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	3,735	108,561	20,130	66,975	—
Annuity payments	—	(19,858)	(11,910)	(122,032)	—
Surrenders, withdrawals and death benefits	(386,613)	(1,359,909)	(1,415,906)	(970,098)	(4,922,985)
Net transfers between other subaccounts
or fixed rate option	2,115	294,526	168,452	61,973	(9,756,589)
Miscellaneous transactions	17	408	627	863	311
Other charges	(1,012)	(18,931)	(15,049)	(12,673)	(12,984)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(381,758)	(995,203)	(1,253,656)	(974,992)	(14,692,247)

TOTAL INCREASE (DECREASE) IN NET ASSETS	321,038	3,732,314	1,388,071	247,715	(13,537,499)

NET ASSETS
Beginning of period	2,168,393	13,688,282	11,346,349	9,270,429	35,804,573
End of period	$2,489,431	$17,420,596	$12,734,420	$9,518,144	$22,267,074

Beginning units	87,526	523,427	497,525	543,368	3,078,757
Units issued	1,058	71,406	71,083	50,528	372,881
Units redeemed	(14,199)	(106,703)	(117,438)	(104,501)	(1,621,671)
Ending units	74,385	488,130	451,170	489,395	1,829,967
The accompanying notes are an integral part of these financial statements.
A74

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST Quantitative Modeling Portfolio	AST BlackRock Global Strategies Portfolio	Invesco V.I. Diversified Dividend Fund (Series I)	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1)
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(1,228,587)	$(1,591,783)	$295,208	$5,484	$(47,527)
Capital gains distributions received	—	—	1,021,793	—	—
Net realized gain (loss) on shares redeemed	9,906,899	3,767,819	814,658	153	226,484
Net change in unrealized appreciation (depreciation) on investments	10,272,647	13,327,868	2,106,101	11,638	1,199,147
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	18,950,959	15,503,904	4,237,760	17,275	1,378,104

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	790,949	82,993	58,664	351	1,947
Annuity payments	—	(113,546)	(49,347)	—	—
Surrenders, withdrawals and death benefits	(39,802,564)	(9,674,249)	(2,613,884)	(8,270)	(162,012)
Net transfers between other subaccounts
or fixed rate option	3,685,345	4,064,532	(1,248,541)	—	(145,210)
Miscellaneous transactions	(13,515)	656	(223)	—	(1,277)
Other charges	(40,709)	(754,939)	(17,557)	(336)	(3,314)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(35,380,494)	(6,394,553)	(3,870,888)	(8,255)	(309,866)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(16,429,535)	9,109,351	366,872	9,020	1,068,238

NET ASSETS
Beginning of period	107,939,182	96,136,476	19,317,341	309,060	4,143,171
End of period	$91,509,647	$105,245,827	$19,684,213	$318,080	$5,211,409

Beginning units	7,619,710	8,103,603	1,117,683	28,546	208,485
Units issued	1,555,017	2,058,186	154,807	20	1,174
Units redeemed	(3,863,973)	(2,589,380)	(348,363)	(762)	(14,747)
Ending units	5,310,754	7,572,409	924,127	27,804	194,912

The accompanying notes are an integral part of these financial statements.
A75

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	Wells Fargo VT Opportunity Fund (Class 1)	Wells Fargo VT Opportunity Fund (Class 2)	AST Prudential Core Bond Portfolio	AST Bond Portfolio 2023	AST MFS Growth Allocation Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(21,268)	$(50,702)	$(1,437,180)	$(395,281)	$(2,165,915)
Capital gains distributions received	286,293	510,299	—	—	—
Net realized gain (loss) on shares redeemed	176,756	222,736	1,958,643	40,452	5,748,441
Net change in unrealized appreciation (depreciation) on investments	195,615	471,080	7,466,365	1,611,262	24,306,317
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	637,396	1,153,413	7,987,828	1,256,433	27,888,843

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	5,351	5,359	16,316	—	859,717
Annuity payments	(5,586)	(5,233)	(115,823)	—	(223,773)
Surrenders, withdrawals and death benefits	(176,067)	(452,694)	(15,493,292)	(4,911,339)	(14,267,304)
Net transfers between other subaccounts
or fixed rate option	(206,278)	(112,329)	39,684,516	(1,252,043)	13,308,648
Miscellaneous transactions	(189)	(172)	189	1,779	2,058
Other charges	(4,166)	(1,180)	(947,415)	(15,192)	(836,236)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(386,935)	(566,249)	23,144,491	(6,176,795)	(1,156,890)

TOTAL INCREASE (DECREASE) IN NET ASSETS	250,461	587,164	31,132,319	(4,920,362)	26,731,953

NET ASSETS
Beginning of period	2,216,788	4,094,903	82,423,110	27,533,961	132,335,519
End of period	$2,467,249	$4,682,067	$113,555,429	$22,613,599	$159,067,472

Beginning units	110,740	208,279	7,471,492	2,749,972	10,165,866
Units issued	3,758	180	4,828,005	1,233,369	2,003,911
Units redeemed	(19,656)	(24,742)	(2,860,630)	(1,903,675)	(2,115,478)
Ending units	94,842	183,717	9,438,867	2,079,666	10,054,299
The accompanying notes are an integral part of these financial statements.
A76

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST Western Asset Emerging Markets Debt Portfolio	AST MFS Large-Cap Value Portfolio	Invesco V.I. Mid Cap Growth Fund (Series I)	AST Bond Portfolio 2024	AST AQR Emerging Markets Equity Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(24,226)	$(876,238)	$(177,848)	$(721,958)	$(29,037)
Capital gains distributions received	—	—	1,952,567	—	—
Net realized gain (loss) on shares redeemed	14,044	2,569,179	(8,835)	3,376,121	(43,088)
Net change in unrealized appreciation (depreciation) on investments	366,262	13,514,164	1,870,234	93,709	483,616
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	356,080	15,207,105	3,636,118	2,747,872	411,491

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	575	150,711	31,352	—	5,918
Annuity payments	—	(6,306)	(59,066)	—	—
Surrenders, withdrawals and death benefits	(89,789)	(5,634,880)	(1,499,499)	(9,987,874)	(510,416)
Net transfers between other subaccounts
or fixed rate option	1,192,558	11,237,702	752,894	(45,483,322)	(438,234)
Miscellaneous transactions	—	321	1,450	(949)	(43)
Other charges	(168)	(529,282)	(14,927)	(12,593)	(703)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	1,103,176	5,218,266	(787,796)	(55,484,738)	(943,478)

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,459,256	20,425,371	2,848,322	(52,736,866)	(531,987)

NET ASSETS
Beginning of period	1,990,831	51,454,098	11,252,264	69,796,444	2,983,367
End of period	$3,450,087	$71,879,469	$14,100,586	$17,059,578	$2,451,380

Beginning units	196,633	3,111,678	713,290	7,217,549	304,509
Units issued	153,278	1,222,081	168,709	487,266	48,023
Units redeemed	(48,392)	(949,431)	(210,064)	(6,038,760)	(136,616)
Ending units	301,519	3,384,328	671,935	1,666,055	215,916
The accompanying notes are an integral part of these financial statements.
A77

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST ClearBridge Dividend Growth Portfolio	Columbia Variable Portfolio - Government Money Market Fund (Class 1)	Columbia Variable Portfolio - Income Opportunities Fund (Class 1)	AST AQR Large-Cap Portfolio	AST Large-Cap Core Portfolio
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(815,119)	$6,889	$6,539	$(52,425)	$(43,345)
Capital gains distributions received	—	327	—	—	—
Net realized gain (loss) on shares redeemed	2,873,441	—	(1,693)	328,485	242,755
Net change in unrealized appreciation (depreciation) on investments	12,167,437	—	17,423	441,850	432,429
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	14,225,759	7,216	22,269	717,910	631,839

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	38,370	331	125	1,190	84,817
Annuity payments	(77,843)	(848)	—	(39,289)	—
Surrenders, withdrawals and death benefits	(6,958,794)	(700,275)	(4,119)	(511,703)	(356,595)
Net transfers between other subaccounts
or fixed rate option	11,238,499	670,727	—	(60,340)	(126,620)
Miscellaneous transactions	3,900	(404)	—	(324)	663
Other charges	(468,226)	(850)	(140)	(2,492)	(5,642)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	3,775,906	(31,319)	(4,134)	(612,958)	(403,377)

TOTAL INCREASE (DECREASE) IN NET ASSETS	18,001,665	(24,103)	18,135	104,952	228,462

NET ASSETS
Beginning of period	45,985,746	772,855	146,517	3,555,130	2,784,738
End of period	$63,987,411	$748,752	$164,652	$3,660,082	$3,013,200

Beginning units	2,982,173	80,250	13,021	227,658	174,582
Units issued	1,351,408	69,411	6	63,566	42,104
Units redeemed	(1,150,498)	(72,552)	(336)	(98,197)	(63,551)
Ending units	3,183,083	77,109	12,691	193,027	153,135
The accompanying notes are an integral part of these financial statements.
A78

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST Bond Portfolio 2025	AST Bond Portfolio 2026	AST Bond Portfolio 2027	NVIT Emerging Markets Fund (Class D)	AST Bond Portfolio 2028
	1/1/2019	1/1/2019	1/1/2019	1/1/2019	1/1/2019
	to	to	to	to	to
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(976,413)	$(1,527,285)	$(1,506,965)	$215,998	$(333,822)
Capital gains distributions received	—	—	—	—	—
Net realized gain (loss) on shares redeemed	5,429,337	3,429,959	5,485,640	1,079,591	3,307,188
Net change in unrealized appreciation (depreciation) on investments	(596,387)	4,662,780	4,645,262	4,040,394	(579,032)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	3,856,537	6,565,454	8,623,937	5,335,983	2,394,334

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	—	129	—	185,077	—
Annuity payments	(98,849)	(341,275)	(60,159)	(95,089)	(107,162)
Surrenders, withdrawals and death benefits	(10,366,013)	(19,121,777)	(15,920,136)	(3,084,715)	(6,409,110)
Net transfers between other subaccounts
or fixed rate option	(58,292,143)	(5,398,997)	(68,370,199)	116,356	(29,119,812)
Miscellaneous transactions	(1,043)	2,601	837	(45)	209,776
Other charges	(13,832)	(35,378)	(43,990)	(35,777)	(7,548)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	(68,771,880)	(24,894,697)	(84,393,647)	(2,914,193)	(35,433,856)

TOTAL INCREASE (DECREASE) IN NET ASSETS	(64,915,343)	(18,329,243)	(75,769,710)	2,421,790	(33,039,522)

NET ASSETS
Beginning of period	90,197,888	102,850,519	136,811,002	27,325,627	44,210,817
End of period	$25,282,545	$84,521,276	$61,041,292	$29,747,417	$11,171,295

Beginning units	8,174,197	10,593,189	14,157,239	2,478,535	4,569,524
Units issued	715,881	4,652,658	1,158,688	367,672	2,843,734
Units redeemed	(6,732,635)	(7,259,214)	(9,526,388)	(616,382)	(6,369,189)
Ending units	2,157,443	7,986,633	5,789,539	2,229,825	1,044,069
The accompanying notes are an integral part of these financial statements.
A79

FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS
For the period ended December 31, 2019

	SUBACCOUNTS
	AST Bond Portfolio 2029	AST Bond Portfolio 2030
	1/1/2019	1/2/2019*
	to	to
	12/31/2019	12/31/2019

OPERATIONS
Net investment income (loss)	$(255,093)	$(119,989)
Capital gains distributions received	—	—
Net realized gain (loss) on shares redeemed	874,814	62,417
Net change in unrealized appreciation (depreciation) on investments	63,911	(242,366)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	683,632	(299,938)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	—	—
Annuity payments	—	—
Surrenders, withdrawals and death benefits	(5,706,058)	(1,329,439)
Net transfers between other subaccounts
or fixed rate option	23,059,239	17,837,865
Miscellaneous transactions	(954)	165,402
Other charges	(4,923)	(780)
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT OWNER TRANSACTIONS	17,347,304	16,673,048

TOTAL INCREASE (DECREASE) IN NET ASSETS	18,030,936	16,373,110

NET ASSETS
Beginning of period	7,496,819	—
End of period	$25,527,755	$16,373,110

Beginning units	776,787	—
Units issued	3,070,444	5,967,895
Units redeemed	(1,468,459)	(4,513,593)
Ending units	2,378,772	1,454,302

* Date subaccount became available for investment.

The accompanying notes are an integral part of these financial statements.
A80

NOTES TO FINANCIAL STATEMENTS OF
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
DECEMBER 31, 2020

Note 1:    General
Prudential Annuities Life Assurance Corporation Variable Account B (“the Account”) was established under the laws of the State of Connecticut on November 25, 1987 to fund variable annuities offered by Prudential Annuities Life Assurance Corporation (“Prudential Annuities”). Prudential Annuities is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Prudential Annuities. The assets of the Account will not be charged with any liabilities arising out of any other business Prudential Annuities may conduct. However, the Account’s obligations, including insurance benefits related to the variable annuities, are the obligations of Prudential Annuities.
On August 30, 2013, Prudential Annuities received approval from the Arizona and Connecticut Departments of Insurance to redomesticate Prudential Annuities from Connecticut to Arizona effective August 31, 2013. As a result of the redomestication, Prudential Annuities is now an Arizona insurance company and its principal insurance regulatory authority is the Arizona Department of Insurance. The Account is now operated in accordance with the laws of Arizona. There was no impact to the operation of the Account.
The Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is used as a funding vehicle for several flexible premium deferred individual variable annuity contracts, as well as two immediate individual variable annuities issued by Prudential Annuities (individually, a “contract” or "product" and collectively, the “contracts” or "products"). The following is a list of each contract funded through the Account.

Advanced Series Advisor Plan (“ASAP”)	Advanced Series XTra Credit FOUR Premier (“XTra Credit
Advanced Series Advisor Plan II (“ASAP II”)	FOUR Premier")
Advanced Series Advisor Plan II Premier (“ASAP II	Advanced Series XTra Credit Premier (“XTra Credit
Premier”)	Premier”)
Advanced Series Advisor Plan III (“ASAP III”)	Advanced Series XTra Credit SIX (“XTra Credit SIX”)
Advanced Series Advisors Choice (“Choice”)	Alliance Capital Navigator (“ACN”)
Advanced Series Advisors Choice 2000 (“Choice 2000”)	Defined Investments Annuity
Advanced Series Advisors Income Annuity (“ASAIA”)	Emerald Choice
Advanced Series Apex (“Apex”)	Galaxy Variable Annuity III (“Galaxy III”)
Advanced Series Apex II (“Apex II”)	Harvester Variable Annuity (“Harvester Variable Annuity”)
Advanced Series Cornerstone ("AS Cornerstone")	Harvester XTra Credit (“Harvester XTra Credit”)
Advanced Series Impact (“AS Impact”)	Imperium
Advanced Series LifeVest (“ASL”)	LifeVest Personal Security Annuity (“PSA”)
Advanced Series LifeVest II (“ASL II”)	Prudential FlexGuard
Advanced Series LifeVest II Premier (ASL II Premier”)	Stagecoach Apex II
Advanced Series LifeVest Premier (“ASL Premier”)	Stagecoach ASAP III
Advanced Series Optimum ("Optimum")	Stagecoach XTra Credit SIX
Advanced Series Optimum Four ("Optimum Four")	Wells Fargo Stagecoach Apex
Advanced Series Optimum Plus ("Optimum Plus")	Wells Fargo Stagecoach Extra Credit Variable Annuity
Advanced Series Optimum XTra ("Optimum XTra")	(“Stagecoach Extra Credit”)
Advanced Series Protector (“AS Protector”)	Wells Fargo Stagecoach Variable Annuity (“Stagecoach”)
Advanced Series Variable Immediate Annuity (“ASVIA”)	Wells Fargo Stagecoach Variable Annuity Flex (“Stagecoach
Advanced Series XTra Credit (“XTra Credit”)	Flex”)
Advanced Series XTra Credit EIGHT (“XTra Credit EIGHT”)	Wells Fargo Stagecoach Variable Annuity Plus (“Stagecoach
Advanced Series XTra Credit FOUR (“XTtra Credit FOUR”)	VA+”)

The contracts may be used as an investment vehicle for “qualified” investments, including an Individual Retirement Account, Simplified Employee Pension Individual Retirement Account, Roth Individual Retirement Account or Tax Sheltered Annuity (or 403(b)) or as an investment vehicle for “non-qualified” investments. When a contract is purchased as a “qualified” investment, it does not provide any tax advantages in addition to the preferential treatment already available under the Internal Revenue Code.
A81

Note 1:    General (continued)
The contracts offer the option to invest in various subaccounts listed below, each of which invests in a corresponding portfolio of either The Prudential Series Fund, the Advanced Series Trust or one of the non-Prudential administered funds (collectively, the “Portfolios”). Investment options vary by contract.
The corresponding subaccount names are as follows:

AST T. Rowe Price Large-Cap Growth Portfolio	ProFund VP Financials
AST Government Money Market Portfolio	ProFund VP U.S. Government Plus
AST Cohen & Steers Realty Portfolio	ProFund VP Health Care
AST J.P. Morgan Strategic Opportunities Portfolio	Access VP High Yield Fund
AST T. Rowe Price Large-Cap Value Portfolio	ProFund VP Industrials
AST High Yield Portfolio	ProFund VP Internet
AST Small-Cap Growth Opportunities Portfolio	ProFund VP Japan
AST WEDGE Capital Mid-Cap Value Portfolio	ProFund VP Precious Metals
AST Small-Cap Value Portfolio	ProFund VP Mid-Cap Growth
AST Mid-Cap Growth Portfolio	ProFund VP Mid-Cap Value
AST Goldman Sachs Small-Cap Value Portfolio	ProFund VP Pharmaceuticals
AST Hotchkis & Wiley Large-Cap Value Portfolio	ProFund VP Real Estate
AST Loomis Sayles Large-Cap Growth Portfolio	ProFund VP Rising Rates Opportunity
AST MFS Growth Portfolio	ProFund VP NASDAQ-100
AST Neuberger Berman/LSV Mid-Cap Value Portfolio	ProFund VP Semiconductor
AST Small-Cap Growth Portfolio	ProFund VP Small-Cap Growth
AST BlackRock Low Duration Bond Portfolio	ProFund VP Short Mid-Cap
AST BlackRock/Loomis Sayles Bond Portfolio	ProFund VP Short NASDAQ-100
AST QMA US Equity Alpha Portfolio	ProFund VP Short Small-Cap
AST T. Rowe Price Natural Resources Portfolio	ProFund VP Small-Cap Value
AST T. Rowe Price Asset Allocation Portfolio	ProFund VP Technology
AST International Value Portfolio	ProFund VP Telecommunications
AST MFS Global Equity Portfolio	ProFund VP UltraMid-Cap
AST J.P. Morgan International Equity Portfolio	ProFund VP UltraNASDAQ-100
AST Templeton Global Bond Portfolio*	ProFund VP UltraSmall-Cap
AST International Growth Portfolio	ProFund VP Utilities
AST Wellington Management Hedged Equity Portfolio	ProFund VP Large-Cap Growth
AST Capital Growth Asset Allocation Portfolio	ProFund VP Large-Cap Value
AST Academic Strategies Asset Allocation Portfolio	Rydex VT Nova Fund
AST Balanced Asset Allocation Portfolio	Rydex VT NASDAQ-100® Fund
AST Preservation Asset Allocation Portfolio	Rydex VT Inverse S&P 500® Strategy Fund
AST AllianzGI World Trends Portfolio	Invesco V.I. Health Care Fund (Series I)
AST J.P. Morgan Global Thematic Portfolio	Invesco V.I. Technology Fund (Series I)
AST Goldman Sachs Multi-Asset Portfolio	Wells Fargo VT Index Asset Allocation Fund (Class 2)
AST Western Asset Core Plus Bond Portfolio	Wells Fargo VT International Equity Fund (Class 2)
Davis Value Portfolio	Wells Fargo VT Small Cap Growth Fund (Class 2)
Columbia Variable Portfolio - Asset Allocation Fund	AST Fidelity Institutional AM℠ Quantitative Portfolio
(Class 1)**	AST Prudential Growth Allocation Portfolio
Columbia Variable Portfolio - Small Company	AST Advanced Strategies Portfolio
Growth Fund (Class 1)	AST Investment Grade Bond Portfolio
Prudential SP International Growth Portfolio (Class I)	AST Cohen & Steers Global Realty Portfolio
ProFund VP Asia 30	AST Emerging Markets Equity Portfolio (formerly AST
ProFund VP Banks	Parametric Emerging Markets Equity Portfolio)
ProFund VP Bear	AST Bond Portfolio 2020**
ProFund VP Biotechnology	AST Jennison Large-Cap Growth Portfolio
ProFund VP Basic Materials	AST Bond Portfolio 2021
ProFund VP UltraBull	Wells Fargo VT Omega Growth Fund (Class 2)
ProFund VP Bull	Wells Fargo VT Omega Growth Fund (Class 1)
ProFund VP Consumer Services	Wells Fargo VT Small Cap Growth Fund (Class 1)
ProFund VP Consumer Goods	Wells Fargo VT International Equity Fund (Class 1)
ProFund VP Oil & Gas	AST Bond Portfolio 2022
ProFund VP Europe 30	AST Quantitative Modeling Portfolio

A82

Note 1:    General (continued)

AST BlackRock Global Strategies Portfolio	AST AQR Large-Cap Portfolio*
Invesco V.I. Diversified Dividend Fund (Series I)	AST Large-Cap Core Portfolio (formerly AST
Columbia Variable Portfolio - U.S. Government	QMA Large-Cap Portfolio)
Mortgage Fund (Class 1)	AST Bond Portfolio 2025
Columbia Variable Portfolio - Large Cap	AST Bond Portfolio 2026
Growth Fund (Class 1)	AST Bond Portfolio 2027
Wells Fargo VT Opportunity Fund (Class 1)	NVIT Emerging Markets Fund (Class D)
Wells Fargo VT Opportunity Fund (Class 2)	AST Bond Portfolio 2028
AST Prudential Core Bond Portfolio	AST Bond Portfolio 2029***
AST Bond Portfolio 2023	AST Bond Portfolio 2030
AST MFS Growth Allocation Portfolio	AST Bond Portfolio 2031
AST Western Asset Emerging Markets Debt Portfolio	MFS® International Growth Portfolio (Service Shares)
AST MFS Large-Cap Value Portfolio	MFS® Total Return Bond Series (Service Shares)
Invesco V.I. Mid Cap Growth Fund (Series I)*	MFS® Total Return Series (Service Shares)
AST Bond Portfolio 2024	MFS® Value Series (Service Shares)
AST AQR Emerging Markets Equity Portfolio*	Prudential Government Money Market
AST ClearBridge Dividend Growth Portfolio	Portfolio (Class III)
Columbia Variable Portfolio - Government	Invesco Oppenheimer V.I. Discovery Mid Cap
Money Market Fund (Class 1)	Growth Fund (Series I)
Columbia Variable Portfolio - Income Opportunities	AST Global Bond Portfolio
Fund (Class 1)

*    Subaccount was no longer available for investment as of December 31, 2020.
**    Subaccount liquidated during the period ended December 31, 2020.
*** Subaccount was available for investment but had no assets as of December 31, 2020.
The following table sets forth the date at which a merger took place in the Account. The transfer from the removed subaccount to the surviving subaccount for the period ended December 31, 2020 is reflected in the Statements of Changes in Net Assets as net transfers between subaccounts and purchases and sales in Note 5.

Merger Date	Removed Portfolio	Surviving Portfolio
April 30, 2020	Invesco V.I. Mid Cap Growth Fund (Series I)	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Series I)
August 14, 2020	AST AQR Emerging Markets Equity Portfolio	AST Emerging Markets Equity Portfolio
August 14, 2020	AST AQR Large-Cap Portfolio	AST Large-Cap Core Portfolio
November 13, 2020	AST Templeton Global Bond Portfolio	AST Global Bond Portfolio
The Portfolios are open-end management investment companies, and each portfolio of The Prudential Series Fund and the Advanced Series Trust is managed by affiliates of Prudential Annuities. Each subaccount of the Account indirectly bears exposure to the market, credit and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financial statements and footnotes of the Portfolios. Additional information on these Portfolios is available upon request to the appropriate companies.
New sales of certain products which invest in the Account have been discontinued. However, premium payments made by contract owners will continue to be received by the Account, subject to the rules of the products and any optional benefits, if elected.
COVID-19 - Beginning in the first quarter of 2020, the outbreak of the novel coronavirus (“COVID-19”) has resulted in extreme stress and disruption in the global economy and financial markets, and has adversely impacted, and may continue to adversely impact, the financial performance of the portfolios in which the subaccounts invest. Due to the highly uncertain nature of these conditions, it is not possible to estimate the ultimate impacts at this time. Management will continue to monitor developments, and their impact on the fair value of the portfolios, which may be materially adversely affected if the financial markets and/or the overall economy are impacted for an extended period.

A83

Note 2:    Significant Accounting Policies

The Account is an investment company and, accordingly, follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946, Financial Services-Investment Companies, which is part of the accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures at the date of the financial statements and the reported amounts of increases and decreases in net assets resulting from operations during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to the valuation of investment in the Portfolios. Subsequent events have been evaluated through the date these financial statements were issued, and no adjustment or disclosure is required in the financial statements.
Investments - The investments in shares of the Portfolios are stated at the reported net asset value per share of the respective Portfolios, which is based on the fair value of the underlying securities in the respective Portfolios. All changes in fair value are recorded as net change in unrealized appreciation (depreciation) on investments in the Statements of Operations of the applicable subaccounts.
Security Transactions - Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold. Realized gains and losses on security transactions are determined based upon the first in, first out method.
Dividend Income and Distributions Received - Dividend and capital gain distributions received are reinvested in additional shares of the Portfolios and are recorded on the ex-distribution date.
Contracts in payout (annuitization) period - Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return varies by product version; 4 percent for Stabilized, 3 percent for Guaranteed, and from 3 percent to 7 percent as elected by the annuitant for Traditional.  Rates above 5 percent may be restricted in certain states. The mortality risk is fully borne by Prudential Annuities and may result in additional amounts being transferred into the Account by Prudential Annuities to cover greater longevity of annuitants than expected. A receivable is established for amounts due but not yet received. The amounts are included in “Contract owner net payments” on the Statements of Changes in Net Assets.

Note 3:    Fair Value Measurements
Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:
Level 1 - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Account can access.
Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the investment, either directly or indirectly, for substantially the full term of the investment through corroboration with observable market data. Level 2 inputs include the reported net asset value per share of the underlying portfolio, quoted market prices in active markets for similar investments, quoted market prices in markets that are not active for identical or similar investments, and other market observable inputs.
Level 3 - Fair value is based on at least one significant unobservable input for the investment, which may require significant judgment or estimation in determining the fair value.

As of December 31, 2020, management determined that the fair value inputs for all of the Account’s investments, which consist solely of investments in open-end mutual funds registered with the SEC, were considered Level 2.

A84

Note 4:    Taxes

Prudential Annuities is taxed as a “life insurance company” as defined by the Internal Revenue Code. The results of operations of the Account form a part of Prudential Financial’s consolidated federal tax return. No federal, state or local income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Prudential Annuities management will review periodically the status of the policy in the event of changes in the tax law.

Note 5:    Purchases and Sales of Investments
The aggregate costs of purchases and proceeds from sales, excluding distributions received and reinvested, of investments in the Portfolios for the period ended December 31, 2020 were as follows:

	Purchases	Sales
AST T. Rowe Price Large-Cap Growth Portfolio	$173,419,256	$297,159,096
AST Government Money Market Portfolio	556,759,217	522,205,738
AST Cohen & Steers Realty Portfolio	53,785,064	66,375,561
AST J.P. Morgan Strategic Opportunities Portfolio	258,678,329	327,867,366
AST T. Rowe Price Large-Cap Value Portfolio	168,766,467	202,369,694
AST High Yield Portfolio	87,842,794	113,894,721
AST Small-Cap Growth Opportunities Portfolio	50,005,007	97,416,994
AST WEDGE Capital Mid-Cap Value Portfolio	32,944,494	35,607,667
AST Small-Cap Value Portfolio	54,365,491	69,907,660
AST Mid-Cap Growth Portfolio	124,750,092	197,053,503
AST Goldman Sachs Small-Cap Value Portfolio	80,153,866	90,423,061
AST Hotchkis & Wiley Large-Cap Value Portfolio	78,688,262	93,834,662
AST Loomis Sayles Large-Cap Growth Portfolio	90,319,979	263,280,434
AST MFS Growth Portfolio	52,118,051	88,420,304
AST Neuberger Berman/LSV Mid-Cap Value Portfolio	90,998,644	112,889,358
AST Small-Cap Growth Portfolio	61,843,030	85,972,838
AST BlackRock Low Duration Bond Portfolio	93,339,294	102,549,097
AST BlackRock/Loomis Sayles Bond Portfolio	457,188,665	502,671,116
AST QMA US Equity Alpha Portfolio	63,556,845	77,970,112
AST T. Rowe Price Natural Resources Portfolio	76,733,621	70,393,814
AST T. Rowe Price Asset Allocation Portfolio	725,366,187	922,434,791
AST International Value Portfolio	38,185,706	41,246,190
AST MFS Global Equity Portfolio	84,302,482	107,292,943
AST J.P. Morgan International Equity Portfolio	61,467,087	72,558,119
AST Templeton Global Bond Portfolio	35,683,849	149,793,657
AST International Growth Portfolio	51,508,217	105,509,595
AST Wellington Management Hedged Equity Portfolio	126,903,408	160,746,139
AST Capital Growth Asset Allocation Portfolio	1,015,030,905	1,402,291,886
AST Academic Strategies Asset Allocation Portfolio	671,527,248	801,678,786
AST Balanced Asset Allocation Portfolio	506,514,568	748,864,945
AST Preservation Asset Allocation Portfolio	428,065,877	557,372,160
AST AllianzGI World Trends Portfolio	340,088,438	389,152,363
AST J.P. Morgan Global Thematic Portfolio	277,515,185	324,784,911
AST Goldman Sachs Multi-Asset Portfolio	309,474,398	353,922,658
AST Western Asset Core Plus Bond Portfolio	319,446,773	356,615,989
Davis Value Portfolio	30,338	120,199
Columbia Variable Portfolio - Asset Allocation Fund (Class 1)	—	2,831,282
Columbia Variable Portfolio - Small Company Growth Fund (Class 1)	62	117,828
A85

Note 5:    Purchases and Sales of Investments (continued)

	Purchases	Sales
Prudential SP International Growth Portfolio (Class I)	$757,020	$1,836,207
ProFund VP Asia 30	2,811,405	4,126,257
ProFund VP Banks	4,352,032	5,442,672
ProFund VP Bear	13,713,211	13,617,799
ProFund VP Biotechnology	12,024,440	13,139,482
ProFund VP Basic Materials	2,053,484	2,608,121
ProFund VP UltraBull	12,318,120	14,083,345
ProFund VP Bull	41,942,661	45,907,264
ProFund VP Consumer Services	7,190,381	8,208,043
ProFund VP Consumer Goods	7,561,970	6,675,804
ProFund VP Oil & Gas	9,631,933	9,479,860
ProFund VP Europe 30	3,740,267	4,935,686
ProFund VP Financials	6,761,686	9,121,156
ProFund VP U.S. Government Plus	75,019,329	76,380,019
ProFund VP Health Care	14,450,362	15,879,975
Access VP High Yield Fund	8,481,799	12,116,021
ProFund VP Industrials	5,589,844	6,565,808
ProFund VP Internet	3,796,400	4,214,502
ProFund VP Japan	2,236,810	2,782,656
ProFund VP Precious Metals	52,898,820	53,745,615
ProFund VP Mid-Cap Growth	10,561,254	15,758,623
ProFund VP Mid-Cap Value	6,808,391	10,989,238
ProFund VP Pharmaceuticals	2,163,272	2,504,742
ProFund VP Real Estate	5,940,633	7,481,248
ProFund VP Rising Rates Opportunity	2,526,563	2,770,885
ProFund VP NASDAQ-100	148,495,328	144,219,283
ProFund VP Semiconductor	5,580,080	6,075,964
ProFund VP Small-Cap Growth	10,319,793	10,713,476
ProFund VP Short Mid-Cap	2,944,624	2,729,451
ProFund VP Short NASDAQ-100	4,266,750	4,213,134
ProFund VP Short Small-Cap	17,453,292	17,372,599
ProFund VP Small-Cap Value	12,641,390	11,599,903
ProFund VP Technology	7,909,022	9,127,459
ProFund VP Telecommunications	3,195,063	3,158,101
ProFund VP UltraMid-Cap	4,483,011	6,238,326
ProFund VP UltraNASDAQ-100	87,867,298	72,680,158
ProFund VP UltraSmall-Cap	21,908,606	22,793,273
ProFund VP Utilities	10,503,140	13,175,776
ProFund VP Large-Cap Growth	19,067,271	23,313,415
ProFund VP Large-Cap Value	8,076,553	10,199,450
Rydex VT Nova Fund	8,792	221,895
Rydex VT NASDAQ-100® Fund	29,011	1,473,427
Rydex VT Inverse S&P 500® Strategy Fund	3,480	870
Invesco V.I. Health Care Fund (Series I)	2,556,237	7,269,682
Invesco V.I. Technology Fund (Series I)	3,441,922	6,114,064
Wells Fargo VT Index Asset Allocation Fund (Class 2)	55,626	1,838,320
Wells Fargo VT International Equity Fund (Class 2)	6,567	24,014
Wells Fargo VT Small Cap Growth Fund (Class 2)	108,544	170,451
AST Fidelity Institutional AM℠ Quantitative Portfolio	392,251,512	479,402,989
AST Prudential Growth Allocation Portfolio	2,160,171,114	2,503,868,509
AST Advanced Strategies Portfolio	433,175,291	592,232,050
AST Investment Grade Bond Portfolio	8,963,470,811	9,775,145,157
AST Cohen & Steers Global Realty Portfolio	21,054,303	22,870,928
AST Emerging Markets Equity Portfolio	78,996,068	76,690,697
A86

Note 5:    Purchases and Sales of Investments (continued)

	Purchases	Sales
AST Bond Portfolio 2020	$24,988,392	$95,371,581
AST Jennison Large-Cap Growth Portfolio	80,201,904	58,707,981
AST Bond Portfolio 2021	83,801,900	33,765,937
Wells Fargo VT Omega Growth Fund (Class 2)	49,168	881,878
Wells Fargo VT Omega Growth Fund (Class 1)	2,341,525	5,233,112
Wells Fargo VT Small Cap Growth Fund (Class 1)	3,193,151	4,330,027
Wells Fargo VT International Equity Fund (Class 1)	694,381	2,228,476
AST Bond Portfolio 2022	9,370,928	15,089,113
AST Quantitative Modeling Portfolio	6,206,393	39,884,663
AST BlackRock Global Strategies Portfolio	50,221,121	59,732,034
Invesco V.I. Diversified Dividend Fund (Series I)	1,907,267	4,955,227
Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1)	33,730	40,697
Columbia Variable Portfolio - Large Cap Growth Fund (Class 1)	1,292	699,767
Wells Fargo VT Opportunity Fund (Class 1)	48,280	370,993
Wells Fargo VT Opportunity Fund (Class 2)	7,475	358,887
AST Prudential Core Bond Portfolio	124,986,466	93,554,492
AST Bond Portfolio 2023	7,912,856	13,471,643
AST MFS Growth Allocation Portfolio	71,409,353	68,724,957
AST Western Asset Emerging Markets Debt Portfolio	1,337,365	1,525,557
AST MFS Large-Cap Value Portfolio	51,136,322	42,775,784
Invesco V.I. Mid Cap Growth Fund (Series I)	1,071,487	14,254,280
AST Bond Portfolio 2024	36,101,944	47,713,151
AST AQR Emerging Markets Equity Portfolio	773,072	3,167,605
AST ClearBridge Dividend Growth Portfolio	42,752,075	42,905,054
Columbia Variable Portfolio - Government Money Market Fund (Class 1)	3,184,954	354,405
Columbia Variable Portfolio - Income Opportunities Fund (Class 1)	50	25,052
AST AQR Large-Cap Portfolio	1,494,843	5,059,435
AST Large-Cap Core Portfolio	4,749,164	2,125,166
AST Bond Portfolio 2025	43,903,794	65,534,508
AST Bond Portfolio 2026	43,560,886	93,999,660
AST Bond Portfolio 2027	74,194,419	85,527,735
NVIT Emerging Markets Fund (Class D)	3,229,114	8,354,442
AST Bond Portfolio 2028	518,876	12,338,645
AST Bond Portfolio 2029	937,452	28,168,013
AST Bond Portfolio 2030	239,828,154	181,757,676
AST Bond Portfolio 2031	107,034,088	35,250,479
MFS® International Growth Portfolio (Service Shares)	576,314	72,243
MFS® Total Return Bond Series (Service Shares)	2,339,388	459,440
MFS® Total Return Series (Service Shares)	1,443,213	334,433
MFS® Value Series (Service Shares)	888,529	217,719
Prudential Government Money Market Portfolio (Class III)	160,487,495	94,885,417
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Series I)	12,658,502	2,358,862
AST Global Bond Portfolio	109,032,335	1,156,708

Note 6:    Related Party Transactions
The Account has extensive transactions and relationships with Prudential Annuities and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Prudential Financial and its affiliates perform various services on behalf of the portfolios of The Prudential Series Fund and the Advanced Series Trust in which the Account invests and may receive fees for the services performed. These services include, among other things, investment management, subadvisory, shareholder communications, postage, transfer agency and various other record keeping, administrative and customer service functions.
A87

Note 6:    Related Party Transactions (continued)

The Prudential Series Fund has entered into a management agreement with PGIM Investments LLC (“PGIM Investments”), and the Advanced Series Trust has entered into a management agreement with PGIM Investments and AST Investment Services, Inc., both indirect, wholly-owned subsidiaries of Prudential Financial (together, the “Investment Managers”). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisers’ performance of such services with respect to each portfolio of The Prudential Series Fund and the Advanced Series Trust. The Investment Managers have entered into subadvisory agreements with several subadvisers, including PGIM, Inc., PGIM Limited, Jennison Associates LLC, and QMA LLC, each of which are indirect, wholly-owned subsidiaries of Prudential Financial.
The Prudential Series Fund has a distribution agreement with Prudential Investment Management Services LLC (“PIMS”), an indirect, wholly-owned subsidiary of Prudential Financial, which acts as the distributor of the Class I and Class II shares of the portfolios of The Prudential Series Fund. No distribution or service (12b-1) fees are paid to PIMS as distributor of the Class I shares of the portfolios of The Prudential Series Fund, which is the class of shares owned by the Account.
The Advanced Series Trust has a distribution agreement with Prudential Annuities Distributors, Inc. (“PAD”), an indirect, wholly-owned subsidiary of Prudential Financial, which acts as the distributor of the shares of each portfolio of the Advanced Series Trust. Distribution and service fees are paid to PAD by most portfolios of the Advanced Series Trust.
Prudential Mutual Fund Services LLC, an affiliate of the Investment Managers and an indirect, wholly-owned subsidiary of Prudential Financial, serves as the transfer agent of each portfolio of The Prudential Series Fund and the Advanced Series Trust.
Certain charges and fees of the portfolios of The Prudential Series Fund and the Advanced Series Trust may be waived and/or reimbursed by Prudential Annuities and its affiliates. Prudential Annuities and its affiliates reserve the right to discontinue these waivers/reimbursements at its discretion, subject to the contractual obligations of Prudential Annuities and its affiliates.
See The Prudential Series Fund and the Advanced Series Trust financial statements for further discussion of such expense and waiver/reimbursement arrangements. The Account indirectly bears the expenses of the underlying portfolios of The Prudential Series Fund and the Advanced Series Trust in which it invests, including the related party expenses disclosed above.
In 2016, Prudential Financial self-reported to the SEC and the U.S. Department of Labor (“DOL”), and notified other regulators, that in some cases it failed to maximize securities lending income for the benefit of certain portfolios of The Prudential Series Fund and the Advanced Series Trust due to a long-standing restriction benefitting Prudential Financial that limited the availability of loanable securities. Prudential Financial has removed the restriction and implemented a remediation plan for the benefit of customers. As part of Prudential Financial’s review of this matter, in 2018 it further self-reported to the SEC, and notified other regulators, that in some cases it failed to timely process foreign tax reclaims for certain portfolios of The Prudential Series Fund and the Advanced Series Trust. Prudential Financial has corrected the foreign tax reclaim process and has implemented a remediation plan for the benefit of customers. The DOL’s review of the securities lending matter is closed. In September 2019, Prudential Financial reached a settlement of these matters with the SEC. As part of the settlement Prudential Financial agreed to pay a fine of $5 million and disgorgement of $27.6 million, and consented to the entry of an Administrative Order containing findings that two subsidiaries of Prudential Financial violated certain sections of the Investment Advisers Act of 1940 and the Investment Advisers Act Rules and ordering the subsidiaries to cease and desist from committing or causing any violations and any future violations of those provisions. In reaching this settlement, Prudential Financial neither admitted nor denied the SEC’s findings.
A88

Note 7:    Financial Highlights

Prudential Annuities sells a number of variable annuity products that are funded through the Account. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.
In the table below, the units, the net assets, the investment income ratio, and the ranges of lowest to highest unit values, expense ratios, and total returns are presented for the products offered by Prudential Annuities and funded through the Account. Only product designs within each subaccount that had units outstanding during the respective periods were considered when determining the ranges. The summary may not reflect the minimum and maximum contract charges as contract owners may not have selected all available contract options offered by Prudential Annuities.

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST T. Rowe Price Large-Cap Growth Portfolio
December 31, 2020	10,280	$30.07	to	$88.86	$661,552	0.00%	0.65%	to	3.05%	35.54%	to	38.90%
December 31, 2019	13,441	$22.01	to	$63.97	$606,032	0.00%	0.65%	to	3.05%	24.32%	to	27.40%
December 31, 2018	15,215	$17.56	to	$50.22	$519,986	0.00%	0.65%	to	3.05%	0.68%	to	3.19%
December 31, 2017	19,217	$17.29	to	$48.67	$608,038	0.00%	0.65%	to	3.05%	33.69%	to	36.99%
December 31, 2016	23,078	$12.83	to	$35.52	$496,241	0.00%	0.65%	to	3.05%	-0.43%	to	2.03%

	AST Government Money Market Portfolio
December 31, 2020	42,691	$7.23	to	$14.95	$490,379	0.20%	0.65%	to	3.05%	-2.83%	to	-0.43%
December 31, 2019	39,170	$7.44	to	$15.02	$454,830	1.68%	0.65%	to	3.05%	-1.41%	to	1.03%
December 31, 2018	43,995	$7.54	to	$14.86	$498,582	1.29%	0.65%	to	3.05%	-1.81%	to	0.64%
December 31, 2017	45,354	$7.68	to	$14.77	$497,232	0.33%	0.65%	to	3.05%	-2.71%	to	-0.31%
December 31, 2016	53,816	$7.90	to	$14.82	$583,214	0.00%	0.65%	to	3.05%	-3.04%	to	-0.65%

	AST Cohen & Steers Realty Portfolio
December 31, 2020	2,139	$22.26	to	$60.92	$110,379	0.00%	0.65%	to	2.75%	-5.51%	to	-3.47%
December 31, 2019	2,450	$23.56	to	$63.11	$129,946	0.00%	0.65%	to	2.75%	27.61%	to	30.36%
December 31, 2018	2,630	$18.46	to	$48.41	$106,002	0.00%	0.65%	to	3.05%	-7.68%	to	-5.38%
December 31, 2017	3,435	$19.94	to	$51.16	$145,631	0.00%	0.65%	to	3.05%	3.01%	to	5.56%
December 31, 2016	3,928	$19.29	to	$48.47	$158,082	0.00%	0.65%	to	3.05%	1.63%	to	4.13%

	AST J.P. Morgan Strategic Opportunities Portfolio
December 31, 2020	26,192	$13.71	to	$41.42	$680,844	0.00%	0.65%	to	3.05%	7.96%	to	10.63%
December 31, 2019	29,386	$12.67	to	$37.44	$686,631	0.00%	0.65%	to	3.05%	11.11%	to	13.86%
December 31, 2018	32,036	$11.38	to	$32.88	$609,931	0.00%	0.65%	to	3.05%	-8.04%	to	-5.75%
December 31, 2017	43,506	$12.35	to	$34.89	$844,160	0.00%	0.65%	to	3.05%	8.73%	to	11.41%
December 31, 2016	51,382	$11.34	to	$31.31	$845,591	0.00%	0.65%	to	3.05%	0.68%	to	3.16%

	AST T. Rowe Price Large-Cap Value Portfolio
December 31, 2020	29,924	$14.93	to	$29.68	$659,702	0.00%	0.65%	to	3.05%	-1.02%	to	1.43%
December 31, 2019	31,214	$15.04	to	$29.33	$683,295	0.00%	0.65%	to	3.05%	22.13%	to	25.15%
December 31, 2018	4,142	$12.28	to	$23.50	$75,127	0.00%	0.65%	to	3.05%	-12.48%	to	-10.30%
December 31, 2017	4,448	$13.99	to	$26.26	$90,219	0.00%	0.65%	to	3.05%	13.01%	to	15.80%
December 31, 2016	4,705	$12.34	to	$22.74	$82,219	0.00%	0.65%	to	3.05%	2.90%	to	5.44%

	AST High Yield Portfolio
December 31, 2020	5,073	$14.92	to	$37.10	$145,034	0.00%	0.65%	to	3.05%	-0.49%	to	1.97%
December 31, 2019	5,969	$14.95	to	$36.39	$166,925	0.00%	0.65%	to	3.05%	11.78%	to	14.55%
December 31, 2018	5,738	$13.33	to	$31.77	$138,111	0.00%	0.65%	to	3.05%	-4.99%	to	-2.63%
December 31, 2017	7,950	$13.99	to	$32.62	$194,209	0.00%	0.65%	to	3.05%	4.20%	to	6.77%
December 31, 2016	9,501	$13.38	to	$30.55	$212,196	0.00%	0.65%	to	3.05%	11.89%	to	14.65%

	AST Small-Cap Growth Opportunities Portfolio
December 31, 2020	5,446	$31.17	to	$83.55	$245,695	0.00%	0.65%	to	3.05%	31.07%	to	34.31%
December 31, 2019	6,718	$23.71	to	$62.37	$229,610	0.00%	0.65%	to	3.05%	32.32%	to	35.60%
December 31, 2018	7,441	$17.87	to	$46.11	$189,953	0.00%	0.65%	to	3.05%	-13.58%	to	-11.43%
December 31, 2017	8,622	$20.61	to	$52.19	$251,830	0.00%	0.65%	to	3.05%	23.81%	to	26.86%
December 31, 2016	9,808	$16.59	to	$41.24	$225,040	0.00%	0.65%	to	3.05%	4.42%	to	7.00%
A89

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST WEDGE Capital Mid-Cap Value Portfolio
December 31, 2020	2,324	$17.32	to	$36.20	$63,399	0.00%	0.65%	to	3.05%	-8.69%	to	-6.42%
December 31, 2019	2,381	$18.91	to	$38.79	$69,244	0.00%	0.65%	to	3.05%	15.51%	to	18.37%
December 31, 2018	2,380	$16.32	to	$32.85	$58,213	0.00%	0.65%	to	3.05%	-19.09%	to	-17.07%
December 31, 2017	3,003	$20.10	to	$39.71	$88,731	0.00%	0.65%	to	3.05%	14.93%	to	17.76%
December 31, 2016	3,333	$17.44	to	$33.81	$83,455	0.00%	0.65%	to	3.05%	10.53%	to	13.25%

	AST Small-Cap Value Portfolio
December 31, 2020	5,019	$19.25	to	$54.67	$198,436	0.00%	0.65%	to	3.05%	-2.21%	to	0.21%
December 31, 2019	5,273	$19.62	to	$54.56	$209,773	0.00%	0.65%	to	3.05%	18.26%	to	21.19%
December 31, 2018	5,928	$16.54	to	$45.02	$192,079	0.00%	0.65%	to	3.05%	-19.62%	to	-17.62%
December 31, 2017	6,985	$20.52	to	$54.65	$273,950	0.00%	0.65%	to	3.05%	4.08%	to	6.65%
December 31, 2016	7,880	$19.65	to	$51.24	$289,355	0.00%	0.65%	to	3.05%	25.27%	to	28.36%

	AST Mid-Cap Growth Portfolio
December 31, 2020	21,709	$15.27	to	$66.67	$503,597	0.00%	0.65%	to	3.05%	30.73%	to	33.96%
December 31, 2019	25,435	$11.58	to	$49.89	$455,112	0.00%	0.65%	to	3.05%	26.19%	to	29.31%
December 31, 2018	26,547	$9.10	to	$38.68	$385,253	0.00%	0.65%	to	3.05%	-7.28%	to	-4.97%
December 31, 2017	32,135	$9.74	to	$40.81	$501,919	0.00%	0.65%	to	3.05%	23.23%	to	26.27%
December 31, 2016	35,196	$7.84	to	$32.40	$437,212	0.00%	0.65%	to	3.05%	-1.45%	to	0.98%

	AST Goldman Sachs Small-Cap Value Portfolio
December 31, 2020	2,980	$22.42	to	$73.45	$160,330	0.00%	0.65%	to	3.05%	-0.69%	to	1.77%
December 31, 2019	3,303	$22.50	to	$72.17	$170,091	0.00%	0.65%	to	3.05%	18.90%	to	21.84%
December 31, 2018	3,453	$18.07	to	$59.23	$139,768	0.00%	0.65%	to	3.05%	-16.70%	to	-14.63%
December 31, 2017	4,501	$22.58	to	$69.38	$209,088	0.00%	0.65%	to	3.05%	8.78%	to	11.46%
December 31, 2016	5,051	$20.69	to	$62.25	$208,348	0.00%	0.65%	to	3.05%	20.53%	to	23.50%

	AST Hotchkis & Wiley Large-Cap Value Portfolio
December 31, 2020	8,090	$16.37	to	$53.11	$240,505	0.00%	0.65%	to	3.05%	-2.79%	to	-0.38%
December 31, 2019	8,593	$16.78	to	$53.31	$257,162	0.00%	0.65%	to	3.05%	25.57%	to	28.68%
December 31, 2018	9,572	$13.32	to	$41.43	$214,521	0.00%	0.65%	to	3.05%	-16.79%	to	-14.71%
December 31, 2017	11,149	$15.96	to	$48.58	$287,726	0.00%	0.65%	to	3.05%	15.57%	to	18.42%
December 31, 2016	12,782	$13.77	to	$41.02	$270,244	0.00%	0.65%	to	3.05%	16.24%	to	19.11%

	AST Loomis Sayles Large-Cap Growth Portfolio
December 31, 2020	15,676	$32.35	to	$81.31	$906,657	0.00%	0.65%	to	3.05%	27.58%	to	30.74%
December 31, 2019	19,751	$25.15	to	$62.19	$863,936	0.00%	0.65%	to	3.05%	27.62%	to	30.77%
December 31, 2018	23,113	$19.54	to	$47.56	$765,763	0.00%	0.65%	to	3.05%	-5.67%	to	-3.32%
December 31, 2017	29,004	$20.55	to	$49.19	$981,815	0.00%	0.65%	to	3.05%	28.95%	to	32.13%
December 31, 2016	35,250	$15.81	to	$37.23	$888,257	0.00%	0.65%	to	3.05%	2.36%	to	4.89%

	AST MFS Growth Portfolio
December 31, 2020	7,197	$25.38	to	$59.58	$265,521	0.00%	0.65%	to	3.05%	26.50%	to	29.63%
December 31, 2019	8,373	$19.90	to	$46.08	$240,347	0.00%	0.65%	to	3.05%	33.58%	to	36.88%
December 31, 2018	9,277	$14.77	to	$33.75	$195,746	0.00%	0.65%	to	3.05%	-0.98%	to	1.48%
December 31, 2017	10,885	$14.80	to	$33.34	$227,748	0.00%	0.65%	to	3.05%	26.73%	to	29.86%
December 31, 2016	12,479	$11.58	to	$25.74	$199,926	0.00%	0.65%	to	3.05%	-1.19%	to	1.25%

	AST Neuberger Berman/LSV Mid-Cap Value Portfolio
December 31, 2020	5,293	$18.99	to	$79.25	$271,242	0.00%	0.65%	to	3.05%	-4.78%	to	-2.42%
December 31, 2019	5,810	$19.89	to	$81.21	$302,162	0.00%	0.65%	to	3.05%	17.32%	to	20.23%
December 31, 2018	6,356	$15.60	to	$67.55	$267,239	0.00%	0.65%	to	3.05%	-19.01%	to	-16.99%
December 31, 2017	7,778	$20.80	to	$81.37	$384,829	0.00%	0.65%	to	3.05%	10.33%	to	13.05%
December 31, 2016	8,644	$18.79	to	$71.98	$374,923	0.00%	0.65%	to	3.05%	14.63%	to	17.46%

	AST Small-Cap Growth Portfolio
December 31, 2020	3,188	$34.90	to	$91.35	$195,652	0.00%	0.65%	to	3.05%	43.87%	to	47.42%
December 31, 2019	3,946	$24.12	to	$61.97	$159,837	0.00%	0.65%	to	3.05%	26.15%	to	29.27%
December 31, 2018	4,256	$18.29	to	$47.93	$126,575	0.00%	0.65%	to	3.05%	-11.21%	to	-9.00%
December 31, 2017	5,038	$21.29	to	$52.68	$163,901	0.00%	0.65%	to	3.05%	20.15%	to	23.11%
December 31, 2016	5,459	$17.62	to	$42.79	$143,792	0.00%	0.65%	to	3.05%	8.67%	to	11.35%

A90

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST BlackRock Low Duration Bond Portfolio
December 31, 2020	18,593	$9.04	to	$21.59	$278,466	0.00%	0.65%	to	3.05%	-0.56%	to	1.90%
December 31, 2019	19,028	$9.09	to	$21.19	$281,419	0.00%	0.65%	to	3.05%	1.43%	to	3.94%
December 31, 2018	19,133	$8.96	to	$20.39	$272,437	0.00%	0.65%	to	3.05%	-2.35%	to	0.09%
December 31, 2017	22,957	$9.18	to	$20.37	$324,560	0.00%	0.65%	to	3.05%	-1.39%	to	1.05%
December 31, 2016	24,854	$9.31	to	$20.16	$347,994	0.00%	0.65%	to	3.05%	-1.46%	to	0.98%

	AST BlackRock/Loomis Sayles Bond Portfolio
December 31, 2020	47,997	$12.04	to	$34.96	$1,079,721	0.00%	0.65%	to	3.05%	4.09%	to	6.67%
December 31, 2019	50,847	$11.57	to	$32.77	$1,052,390	0.00%	0.65%	to	3.05%	5.89%	to	8.52%
December 31, 2018	53,191	$10.90	to	$30.20	$972,143	0.00%	0.65%	to	3.05%	-3.71%	to	-1.31%
December 31, 2017	67,284	$11.30	to	$30.60	$1,223,685	0.00%	0.65%	to	3.05%	1.19%	to	3.68%
December 31, 2016	70,181	$11.14	to	$29.51	$1,214,178	0.00%	0.65%	to	3.05%	1.06%	to	3.55%

	AST QMA US Equity Alpha Portfolio
December 31, 2020	4,416	$18.23	to	$39.51	$139,091	0.00%	0.65%	to	3.05%	-8.08%	to	-5.80%
December 31, 2019	5,104	$19.67	to	$42.11	$168,503	0.00%	0.65%	to	3.05%	20.67%	to	23.66%
December 31, 2018	5,575	$16.17	to	$34.19	$147,401	0.00%	0.65%	to	3.05%	-11.03%	to	-8.82%
December 31, 2017	7,106	$18.02	to	$37.65	$201,546	0.00%	0.65%	to	3.05%	18.53%	to	21.46%
December 31, 2016	7,871	$15.08	to	$31.12	$178,788	0.00%	0.65%	to	3.05%	11.35%	to	14.10%

	AST T. Rowe Price Natural Resources Portfolio
December 31, 2020	3,430	$11.05	to	$57.18	$115,483	0.00%	0.65%	to	3.05%	-5.21%	to	-2.86%
December 31, 2019	3,451	$11.62	to	$58.86	$115,905	0.00%	0.65%	to	3.05%	13.30%	to	16.11%
December 31, 2018	3,167	$10.22	to	$50.70	$87,937	0.00%	0.65%	to	3.05%	-19.21%	to	-17.20%
December 31, 2017	4,768	$12.61	to	$61.23	$149,316	0.00%	0.65%	to	3.05%	6.95%	to	9.59%
December 31, 2016	5,286	$11.76	to	$55.87	$146,743	0.00%	0.65%	to	3.05%	20.82%	to	23.81%

	AST T. Rowe Price Asset Allocation Portfolio
December 31, 2020	65,855	$17.46	to	$61.34	$2,342,097	0.00%	0.65%	to	3.05%	9.10%	to	11.80%
December 31, 2019	74,975	$15.97	to	$54.87	$2,326,847	0.00%	0.65%	to	3.05%	17.16%	to	20.06%
December 31, 2018	84,099	$13.60	to	$45.70	$2,051,356	0.00%	0.65%	to	3.05%	-8.23%	to	-5.95%
December 31, 2017	106,379	$14.79	to	$48.59	$2,636,866	0.00%	0.65%	to	3.05%	11.90%	to	14.66%
December 31, 2016	121,958	$13.19	to	$42.38	$2,484,301	0.00%	0.65%	to	3.05%	4.27%	to	6.85%

	AST International Value Portfolio
December 31, 2020	5,607	$9.12	to	$26.51	$104,580	0.00%	0.65%	to	3.05%	-3.64%	to	-1.25%
December 31, 2019	5,672	$9.39	to	$26.92	$109,332	0.00%	0.65%	to	3.05%	16.36%	to	19.24%
December 31, 2018	6,036	$8.00	to	$22.63	$96,766	0.00%	0.65%	to	3.05%	-18.71%	to	-16.68%
December 31, 2017	7,226	$9.76	to	$27.23	$135,561	0.00%	0.65%	to	3.05%	19.08%	to	22.02%
December 31, 2016	7,932	$8.13	to	$22.37	$116,299	0.00%	0.65%	to	3.05%	-2.48%	to	-0.07%

	AST MFS Global Equity Portfolio
December 31, 2020	5,093	$25.00	to	$49.74	$201,229	0.00%	0.65%	to	3.05%	10.70%	to	13.44%
December 31, 2019	5,958	$22.51	to	$43.96	$207,483	0.00%	0.65%	to	3.05%	25.99%	to	29.11%
December 31, 2018	6,422	$17.81	to	$34.13	$173,269	0.00%	0.65%	to	3.05%	-12.33%	to	-10.14%
December 31, 2017	8,303	$20.25	to	$38.08	$246,653	0.00%	0.65%	to	3.05%	20.07%	to	23.04%
December 31, 2016	8,903	$16.82	to	$31.03	$212,926	0.00%	0.65%	to	3.05%	3.85%	to	6.42%

	AST J.P. Morgan International Equity Portfolio
December 31, 2020	5,123	$12.70	to	$53.86	$162,362	0.00%	0.65%	to	3.05%	9.63%	to	12.34%
December 31, 2019	5,791	$11.49	to	$48.30	$160,499	0.00%	0.65%	to	3.05%	23.34%	to	26.40%
December 31, 2018	6,220	$8.91	to	$38.51	$133,179	0.00%	0.65%	to	3.05%	-20.00%	to	-18.01%
December 31, 2017	7,658	$11.45	to	$47.32	$191,305	0.00%	0.65%	to	3.05%	25.69%	to	28.79%
December 31, 2016	8,194	$9.04	to	$37.02	$149,957	0.00%	0.65%	to	3.05%	-1.17%	to	1.27%

	AST Templeton Global Bond Portfolio (merged November 13, 2020)
December 31, 2020	—	$8.79	to	$18.88	$—	0.00%	0.65%	to	2.75%	-7.75%	to	-6.02%
December 31, 2019	7,501	$9.53	to	$20.09	$119,724	0.00%	0.65%	to	3.05%	-1.50%	to	0.94%
December 31, 2018	7,412	$9.65	to	$19.90	$117,093	0.00%	0.65%	to	3.05%	-1.13%	to	1.33%
December 31, 2017	9,423	$9.73	to	$19.64	$146,224	0.00%	0.65%	to	3.05%	-1.06%	to	1.38%
December 31, 2016	9,497	$9.80	to	$19.37	$146,208	0.00%	0.65%	to	3.05%	1.18%	to	3.68%
A91

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST International Growth Portfolio
December 31, 2020	8,999	$19.47	to	$46.26	$341,079	0.00%	0.65%	to	3.05%	27.32%	to	30.47%
December 31, 2019	10,913	$15.24	to	$35.46	$317,475	0.00%	0.65%	to	3.05%	28.08%	to	31.25%
December 31, 2018	12,754	$8.87	to	$27.01	$282,893	0.00%	0.65%	to	3.05%	-15.99%	to	-13.90%
December 31, 2017	14,336	$14.08	to	$31.37	$371,248	0.00%	0.65%	to	3.05%	31.31%	to	34.55%
December 31, 2016	16,103	$10.69	to	$23.32	$310,842	0.00%	0.65%	to	3.05%	-6.71%	to	-4.40%

	AST Wellington Management Hedged Equity Portfolio
December 31, 2020	16,037	$13.53	to	$26.25	$288,081	0.00%	0.65%	to	3.05%	3.41%	to	5.97%
December 31, 2019	18,448	$13.06	to	$24.88	$312,256	0.00%	0.65%	to	3.05%	16.88%	to	19.77%
December 31, 2018	18,683	$11.15	to	$20.85	$262,215	0.00%	0.65%	to	3.05%	-7.91%	to	-5.62%
December 31, 2017	25,000	$12.08	to	$22.18	$371,661	0.00%	0.65%	to	3.05%	10.14%	to	12.86%
December 31, 2016	28,130	$10.95	to	$19.74	$369,268	0.00%	0.65%	to	3.05%	3.28%	to	5.83%

	AST Capital Growth Asset Allocation Portfolio
December 31, 2020	185,227	$17.09	to	$30.01	$4,190,715	0.00%	0.65%	to	3.05%	9.96%	to	12.68%
December 31, 2019	207,220	$15.51	to	$26.74	$4,167,401	0.00%	0.65%	to	3.05%	18.52%	to	21.45%
December 31, 2018	225,445	$13.06	to	$22.10	$3,713,437	0.00%	0.65%	to	3.05%	-9.09%	to	-6.83%
December 31, 2017	268,118	$14.34	to	$23.82	$4,739,094	0.00%	0.65%	to	3.05%	14.30%	to	17.12%
December 31, 2016	290,611	$12.52	to	$20.42	$4,366,613	0.00%	0.65%	to	3.05%	3.59%	to	6.14%

	AST Academic Strategies Asset Allocation Portfolio
December 31, 2020	97,686	$11.60	to	$19.75	$1,489,398	0.00%	0.65%	to	3.05%	1.04%	to	3.54%
December 31, 2019	107,878	$11.46	to	$19.15	$1,589,555	0.00%	0.65%	to	3.05%	12.52%	to	15.30%
December 31, 2018	108,321	$10.16	to	$16.68	$1,375,824	0.00%	0.65%	to	3.05%	-10.95%	to	-8.74%
December 31, 2017	147,946	$11.39	to	$18.35	$2,065,691	0.00%	0.65%	to	3.05%	9.16%	to	11.85%
December 31, 2016	164,069	$10.41	to	$16.47	$2,038,310	0.00%	0.65%	to	3.05%	3.10%	to	5.64%

	AST Balanced Asset Allocation Portfolio
December 31, 2020	109,846	$15.99	to	$26.29	$2,347,786	0.00%	0.65%	to	3.05%	8.36%	to	11.04%
December 31, 2019	123,491	$14.73	to	$23.77	$2,377,595	0.00%	0.65%	to	3.05%	15.78%	to	18.64%
December 31, 2018	134,640	$12.70	to	$20.12	$2,168,911	0.00%	0.65%	to	3.05%	-7.85%	to	-5.56%
December 31, 2017	158,749	$13.75	to	$21.39	$2,705,876	0.00%	0.65%	to	3.05%	11.41%	to	14.16%
December 31, 2016	175,198	$12.32	to	$18.81	$2,610,817	0.00%	0.65%	to	3.05%	3.06%	to	5.61%

	AST Preservation Asset Allocation Portfolio
December 31, 2020	82,395	$14.13	to	$20.97	$1,538,226	0.00%	0.65%	to	3.05%	5.76%	to	8.37%
December 31, 2019	89,864	$13.33	to	$19.43	$1,549,414	0.00%	0.65%	to	3.05%	11.24%	to	13.99%
December 31, 2018	96,607	$11.96	to	$17.11	$1,452,551	0.00%	0.65%	to	3.05%	-5.82%	to	-3.47%
December 31, 2017	117,509	$12.67	to	$17.80	$1,832,188	0.00%	0.65%	to	3.05%	6.78%	to	9.42%
December 31, 2016	129,995	$11.85	to	$16.33	$1,852,755	0.00%	0.65%	to	3.05%	2.32%	to	4.84%

	AST AllianzGI World Trends Portfolio
December 31, 2020	40,173	$13.48	to	$23.13	$678,068	0.00%	0.65%	to	3.05%	10.62%	to	13.36%
December 31, 2019	44,735	$12.15	to	$20.49	$663,762	0.00%	0.65%	to	3.05%	14.45%	to	17.28%
December 31, 2018	45,095	$10.28	to	$17.54	$564,129	0.00%	0.65%	to	3.05%	-10.73%	to	-8.50%
December 31, 2017	60,889	$11.51	to	$19.25	$832,893	0.00%	0.65%	to	3.05%	12.70%	to	15.48%
December 31, 2016	65,646	$10.21	to	$16.74	$775,397	0.00%	0.65%	to	3.05%	1.63%	to	4.13%

	AST J.P. Morgan Global Thematic Portfolio
December 31, 2020	29,412	$15.06	to	$26.61	$556,139	0.00%	0.65%	to	3.05%	9.71%	to	12.42%
December 31, 2019	33,093	$13.69	to	$23.77	$554,197	0.00%	0.65%	to	3.05%	15.79%	to	18.65%
December 31, 2018	34,095	$11.79	to	$20.11	$475,317	0.00%	0.65%	to	3.05%	-10.21%	to	-7.98%
December 31, 2017	43,145	$13.08	to	$21.94	$655,139	0.00%	0.65%	to	3.05%	13.40%	to	16.20%
December 31, 2016	44,704	$11.50	to	$18.96	$583,431	0.00%	0.65%	to	3.05%	2.02%	to	4.53%

	AST Goldman Sachs Multi-Asset Portfolio
December 31, 2020	32,135	$12.71	to	$20.44	$511,380	0.00%	0.65%	to	3.05%	5.64%	to	8.26%
December 31, 2019	36,038	$11.99	to	$18.96	$527,525	0.00%	0.65%	to	3.05%	12.48%	to	15.27%
December 31, 2018	34,687	$10.63	to	$16.51	$435,238	0.00%	0.65%	to	3.05%	-9.91%	to	-7.67%
December 31, 2017	48,368	$11.76	to	$17.96	$657,150	0.00%	0.65%	to	3.05%	8.87%	to	11.55%
December 31, 2016	48,165	$10.77	to	$16.16	$585,983	0.00%	0.65%	to	3.05%	2.05%	to	4.57%
A92

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST Western Asset Core Plus Bond Portfolio
December 31, 2020	42,790	$12.83	to	$16.98	$668,453	0.00%	0.65%	to	3.05%	4.81%	to	7.41%
December 31, 2019	45,586	$12.20	to	$15.81	$662,452	0.00%	0.65%	to	3.05%	8.88%	to	11.57%
December 31, 2018	45,511	$11.05	to	$14.18	$590,429	0.00%	0.65%	to	3.05%	-5.26%	to	-2.90%
December 31, 2017	38,403	$11.64	to	$14.66	$512,988	0.00%	0.65%	to	3.05%	3.07%	to	5.62%
December 31, 2016	37,397	$11.27	to	$13.94	$473,796	0.00%	0.65%	to	3.05%	1.95%	to	4.47%

	Davis Value Portfolio
December 31, 2020	36	$25.68	to	$34.06	$943	0.72%	1.40%	to	1.65%	9.88%	to	10.16%
December 31, 2019	40	$23.32	to	$31.00	$947	1.62%	1.40%	to	1.65%	29.00%	to	29.33%
December 31, 2018	43	$18.03	to	$24.03	$778	0.83%	1.40%	to	1.65%	-15.04%	to	-14.82%
December 31, 2017	47	$21.16	to	$28.28	$994	0.75%	1.40%	to	1.65%	20.61%	to	20.92%
December 31, 2016	52	$17.50	to	$23.45	$910	1.25%	1.40%	to	1.65%	10.04%	to	10.32%

	Columbia Variable Portfolio - Asset Allocation Fund (Class 1) (liquidated April 24, 2020)
December 31, 2020	—	$27.92	to	$27.92	$—	2.66%	1.00%	to	1.00%	-6.72%	to	-6.72%
December 31, 2019	101	$29.93	to	$29.93	$3,034	1.99%	1.00%	to	1.00%	19.92%	to	19.92%
December 31, 2018	113	$24.96	to	$24.96	$2,819	1.45%	1.00%	to	1.00%	-5.49%	to	-5.49%
December 31, 2017	128	$26.41	to	$26.41	$3,376	1.63%	1.00%	to	1.00%	14.47%	to	14.47%
December 31, 2016	146	$23.07	to	$23.07	$3,374	2.24%	1.00%	to	1.00%	4.31%	to	4.31%

	Columbia Variable Portfolio - Small Company Growth Fund (Class 1)
December 31, 2020	7	$89.56	to	$89.56	$645	0.00%	1.00%	to	1.00%	69.42%	to	69.42%
December 31, 2019	9	$52.86	to	$52.86	$488	0.00%	1.00%	to	1.00%	39.29%	to	39.29%
December 31, 2018	10	$37.95	to	$37.95	$369	0.00%	1.00%	to	1.00%	-2.74%	to	-2.74%
December 31, 2017	11	$39.02	to	$39.02	$446	0.00%	1.00%	to	1.00%	27.96%	to	27.96%
December 31, 2016	13	$30.49	to	$30.49	$388	0.00%	1.00%	to	1.00%	11.62%	to	11.62%

	Prudential SP International Growth Portfolio (Class I)
December 31, 2020	172	$19.97	to	$33.02	$4,636	0.00%	0.65%	to	2.75%	28.48%	to	31.25%
December 31, 2019	224	$15.54	to	$25.26	$4,635	0.00%	0.65%	to	2.75%	28.74%	to	31.52%
December 31, 2018	277	$12.07	to	$18.54	$4,355	0.00%	0.65%	to	2.75%	-15.22%	to	-13.38%
December 31, 2017	313	$14.24	to	$20.47	$5,739	0.00%	0.65%	to	2.75%	32.09%	to	34.93%
December 31, 2016	286	$10.78	to	$15.38	$3,895	0.00%	0.65%	to	2.75%	-6.23%	to	-4.21%

	ProFund VP Asia 30
December 31, 2020	236	$19.53	to	$47.12	$8,409	1.08%	0.65%	to	2.50%	32.16%	to	34.67%
December 31, 2019	285	$14.77	to	$35.08	$7,613	0.23%	0.65%	to	2.50%	23.15%	to	25.48%
December 31, 2018	285	$11.98	to	$28.03	$6,060	0.48%	0.65%	to	2.50%	-20.64%	to	-19.13%
December 31, 2017	381	$15.09	to	$34.74	$10,116	0.00%	0.65%	to	2.50%	29.57%	to	32.02%
December 31, 2016	396	$11.64	to	$26.38	$7,914	1.16%	0.65%	to	2.50%	-1.87%	to	-0.01%

	ProFund VP Banks
December 31, 2020	301	$7.03	to	$11.38	$2,781	2.21%	0.65%	to	2.50%	-17.34%	to	-15.77%
December 31, 2019	435	$8.50	to	$13.55	$4,787	1.00%	0.65%	to	2.50%	33.02%	to	35.54%
December 31, 2018	474	$6.39	to	$18.49	$3,870	0.40%	0.65%	to	2.50%	-19.96%	to	-18.43%
December 31, 2017	748	$7.98	to	$23.92	$7,511	0.22%	0.65%	to	2.50%	14.98%	to	17.15%
December 31, 2016	987	$6.94	to	$20.07	$8,514	0.27%	0.65%	to	2.50%	20.16%	to	22.43%

	ProFund VP Bear
December 31, 2020	1,343	$0.68	to	$1.24	$1,379	0.50%	0.65%	to	2.45%	-27.44%	to	-26.10%
December 31, 2019	1,794	$0.94	to	$1.67	$2,483	0.08%	0.65%	to	2.45%	-24.84%	to	-23.45%
December 31, 2018	1,452	$1.24	to	$2.19	$2,620	0.00%	0.65%	to	2.45%	1.49%	to	3.38%
December 31, 2017	1,570	$1.18	to	$2.11	$2,664	0.00%	0.65%	to	2.45%	-19.97%	to	-18.50%
December 31, 2016	2,069	$1.47	to	$2.59	$4,237	0.00%	0.65%	to	2.50%	-15.22%	to	-13.62%

	ProFund VP Biotechnology
December 31, 2020	207	$33.81	to	$70.94	$7,723	0.02%	0.65%	to	1.90%	13.18%	to	14.63%
December 31, 2019	235	$29.72	to	$62.04	$7,708	0.00%	0.65%	to	1.65%	14.54%	to	15.70%
December 31, 2018	279	$25.88	to	$53.76	$8,063	0.00%	0.65%	to	1.65%	-8.30%	to	-7.36%
December 31, 2017	364	$28.15	to	$58.18	$11,552	0.00%	0.65%	to	1.65%	20.53%	to	21.75%
December 31, 2016	373	$23.30	to	$47.90	$9,701	0.00%	0.65%	to	1.65%	-16.87%	to	-16.03%
A93

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	ProFund VP Basic Materials
December 31, 2020	191	$15.21	to	$31.31	$4,775	0.66%	0.65%	to	2.65%	13.40%	to	15.73%
December 31, 2019	220	$13.42	to	$27.12	$4,824	0.35%	0.65%	to	2.65%	14.60%	to	16.95%
December 31, 2018	270	$11.71	to	$23.25	$5,044	0.37%	0.65%	to	2.65%	-19.85%	to	-18.20%
December 31, 2017	387	$14.61	to	$28.49	$8,858	0.40%	0.65%	to	2.65%	19.71%	to	22.16%
December 31, 2016	469	$12.20	to	$23.38	$8,774	0.41%	0.65%	to	2.65%	15.36%	to	17.72%

	ProFund VP UltraBull
December 31, 2020	241	$32.12	to	$71.97	$8,708	0.82%	0.65%	to	1.90%	17.55%	to	19.05%
December 31, 2019	299	$27.19	to	$60.60	$9,039	0.27%	0.65%	to	1.90%	57.13%	to	59.13%
December 31, 2018	361	$17.22	to	$38.18	$7,002	0.00%	0.65%	to	1.90%	-17.12%	to	-16.06%
December 31, 2017	443	$20.67	to	$45.60	$10,254	0.00%	0.65%	to	1.90%	38.35%	to	40.10%
December 31, 2016	446	$14.86	to	$32.63	$7,389	0.00%	0.65%	to	1.90%	16.35%	to	17.83%

	ProFund VP Bull
December 31, 2020	563	$24.84	to	$36.02	$16,209	0.08%	0.65%	to	2.45%	13.19%	to	15.28%
December 31, 2019	734	$21.01	to	$31.33	$18,447	0.23%	0.65%	to	2.50%	25.66%	to	28.04%
December 31, 2018	1,381	$16.72	to	$24.53	$26,474	0.00%	0.65%	to	2.50%	-8.51%	to	-6.76%
December 31, 2017	1,627	$18.27	to	$26.37	$33,707	0.00%	0.65%	to	2.50%	16.37%	to	18.57%
December 31, 2016	1,486	$15.70	to	$22.30	$26,469	0.00%	0.65%	to	2.50%	6.93%	to	8.95%

	ProFund VP Consumer Services
December 31, 2020	301	$30.53	to	$53.79	$10,600	0.00%	0.65%	to	2.65%	24.95%	to	27.51%
December 31, 2019	350	$24.44	to	$42.53	$9,798	0.00%	0.65%	to	2.65%	21.34%	to	23.83%
December 31, 2018	376	$20.14	to	$34.62	$8,584	0.00%	0.65%	to	2.65%	-2.07%	to	-0.04%
December 31, 2017	421	$20.30	to	$34.92	$9,699	0.00%	0.65%	to	2.75%	15.12%	to	17.60%
December 31, 2016	471	$17.63	to	$29.93	$9,292	0.00%	0.65%	to	2.75%	1.33%	to	3.51%

	ProFund VP Consumer Goods
December 31, 2020	359	$23.94	to	$40.52	$11,312	0.82%	0.65%	to	2.75%	27.45%	to	30.20%
December 31, 2019	315	$18.78	to	$31.20	$7,739	1.46%	0.65%	to	2.75%	23.08%	to	25.74%
December 31, 2018	306	$15.26	to	$24.88	$6,051	1.21%	0.65%	to	2.75%	-17.16%	to	-15.36%
December 31, 2017	424	$18.42	to	$29.46	$9,933	1.18%	0.65%	to	2.75%	11.90%	to	14.31%
December 31, 2016	508	$16.46	to	$25.84	$10,411	1.05%	0.65%	to	2.75%	0.70%	to	2.87%

	ProFund VP Oil & Gas
December 31, 2020	474	$6.49	to	$14.90	$5,380	2.51%	0.65%	to	2.45%	-36.07%	to	-34.89%
December 31, 2019	455	$10.15	to	$22.94	$7,962	1.38%	0.65%	to	2.50%	5.80%	to	7.81%
December 31, 2018	529	$9.05	to	$21.33	$8,592	1.70%	0.65%	to	2.65%	-22.35%	to	-20.74%
December 31, 2017	667	$11.66	to	$26.99	$13,795	1.17%	0.65%	to	3.05%	-6.12%	to	-3.80%
December 31, 2016	897	$12.37	to	$28.12	$19,308	1.33%	0.65%	to	3.05%	20.41%	to	23.38%

	ProFund VP Europe 30
December 31, 2020	562	$8.91	to	$18.05	$6,657	2.80%	0.65%	to	2.50%	-11.50%	to	-9.82%
December 31, 2019	660	$9.94	to	$20.06	$8,786	2.49%	0.65%	to	2.50%	14.84%	to	17.02%
December 31, 2018	625	$8.55	to	$17.19	$7,127	3.16%	0.65%	to	2.50%	-16.29%	to	-14.69%
December 31, 2017	865	$10.08	to	$20.20	$11,647	1.64%	0.65%	to	2.50%	16.73%	to	18.93%
December 31, 2016	942	$8.53	to	$17.03	$10,659	3.05%	0.65%	to	2.50%	5.12%	to	7.11%

	ProFund VP Financials
December 31, 2020	774	$10.25	to	$30.14	$11,401	0.69%	0.65%	to	2.75%	-4.47%	to	-2.41%
December 31, 2019	967	$10.73	to	$31.13	$14,659	0.51%	0.65%	to	2.75%	26.69%	to	29.42%
December 31, 2018	1,024	$8.47	to	$24.25	$12,094	0.38%	0.65%	to	2.75%	-12.91%	to	-11.01%
December 31, 2017	1,503	$9.73	to	$27.48	$20,133	0.32%	0.65%	to	2.75%	14.95%	to	17.42%
December 31, 2016	1,688	$8.46	to	$23.59	$19,362	0.34%	0.65%	to	2.75%	12.16%	to	14.57%

	ProFund VP U.S. Government Plus
December 31, 2020	283	$16.54	to	$30.85	$7,411	0.04%	0.65%	to	2.50%	17.67%	to	19.91%
December 31, 2019	320	$14.05	to	$25.73	$7,072	0.84%	0.65%	to	2.50%	15.27%	to	17.45%
December 31, 2018	316	$12.19	to	$21.91	$6,105	0.91%	0.65%	to	2.65%	-7.94%	to	-6.04%
December 31, 2017	367	$13.21	to	$23.32	$7,600	0.43%	0.65%	to	2.65%	6.59%	to	8.78%
December 31, 2016	501	$12.37	to	$21.43	$9,486	0.00%	0.65%	to	2.65%	-2.94%	to	-0.95%

A94

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	ProFund VP Health Care
December 31, 2020	915	$28.44	to	$43.69	$29,206	0.00%	0.65%	to	2.65%	11.40%	to	13.69%
December 31, 2019	985	$25.34	to	$38.74	$27,838	0.00%	0.65%	to	2.65%	16.21%	to	18.60%
December 31, 2018	1,183	$21.53	to	$34.25	$28,459	0.00%	0.65%	to	2.65%	1.65%	to	3.75%
December 31, 2017	1,298	$20.91	to	$33.14	$30,473	0.00%	0.65%	to	2.65%	17.72%	to	20.13%
December 31, 2016	1,493	$17.54	to	$27.70	$29,357	0.00%	0.65%	to	2.65%	-6.59%	to	-4.68%

	Access VP High Yield Fund
December 31, 2020	212	$20.76	to	$24.32	$4,682	5.45%	0.65%	to	1.65%	-1.71%	to	-0.71%
December 31, 2019	378	$21.12	to	$24.50	$8,455	4.65%	0.65%	to	1.65%	10.58%	to	11.70%
December 31, 2018	268	$19.10	to	$21.93	$5,446	2.72%	0.65%	to	1.65%	-2.26%	to	-1.26%
December 31, 2017	459	$18.92	to	$22.21	$9,460	2.95%	0.65%	to	1.90%	2.81%	to	4.11%
December 31, 2016	981	$18.40	to	$21.33	$19,772	3.38%	0.65%	to	1.90%	6.94%	to	8.29%

	ProFund VP Industrials
December 31, 2020	259	$30.04	to	$45.16	$8,487	0.18%	0.65%	to	2.45%	13.90%	to	16.00%
December 31, 2019	303	$26.32	to	$39.03	$8,638	0.00%	0.65%	to	2.45%	27.30%	to	29.65%
December 31, 2018	255	$20.63	to	$30.18	$5,749	0.11%	0.65%	to	2.45%	-14.92%	to	-13.33%
December 31, 2017	491	$19.22	to	$34.91	$12,596	0.17%	0.65%	to	2.65%	19.16%	to	21.60%
December 31, 2016	538	$16.13	to	$28.78	$11,429	0.18%	0.65%	to	2.65%	14.44%	to	16.78%

	ProFund VP Internet
December 31, 2020	68	$120.12	to	$153.66	$8,931	0.00%	0.65%	to	1.65%	48.34%	to	49.84%
December 31, 2019	72	$80.98	to	$102.81	$6,305	0.00%	0.65%	to	1.65%	16.08%	to	17.26%
December 31, 2018	91	$69.76	to	$87.90	$6,815	0.00%	0.65%	to	1.65%	3.19%	to	4.25%
December 31, 2017	106	$67.60	to	$84.53	$7,622	0.00%	0.65%	to	1.65%	33.81%	to	35.17%
December 31, 2016	123	$50.52	to	$62.69	$6,531	0.00%	0.65%	to	1.65%	3.79%	to	4.84%

	ProFund VP Japan
December 31, 2020	294	$14.08	to	$24.24	$4,840	0.29%	0.65%	to	2.50%	13.04%	to	15.18%
December 31, 2019	337	$12.46	to	$21.10	$4,864	0.13%	0.65%	to	2.50%	17.00%	to	19.22%
December 31, 2018	370	$10.65	to	$17.74	$4,458	0.00%	0.65%	to	2.50%	-13.86%	to	-12.21%
December 31, 2017	453	$12.36	to	$20.26	$6,343	0.00%	0.65%	to	2.50%	15.50%	to	17.68%
December 31, 2016	464	$10.70	to	$17.26	$5,497	0.00%	0.65%	to	2.50%	-2.09%	to	-0.24%

	ProFund VP Precious Metals
December 31, 2020	1,436	$7.78	to	$14.05	$16,625	0.24%	0.65%	to	2.50%	21.00%	to	23.30%
December 31, 2019	1,565	$6.42	to	$11.42	$14,858	0.04%	0.65%	to	2.50%	42.33%	to	45.03%
December 31, 2018	1,250	$4.51	to	$7.90	$8,149	0.00%	0.65%	to	2.50%	-15.65%	to	-14.03%
December 31, 2017	1,373	$5.34	to	$9.21	$10,421	0.00%	0.65%	to	2.50%	2.65%	to	4.60%
December 31, 2016	1,922	$5.20	to	$8.83	$14,055	0.00%	0.65%	to	2.50%	51.93%	to	54.81%

	ProFund VP Mid-Cap Growth
December 31, 2020	482	$28.47	to	$45.71	$16,375	0.00%	0.65%	to	2.50%	17.88%	to	20.11%
December 31, 2019	686	$24.15	to	$38.15	$19,404	0.00%	0.65%	to	2.50%	21.14%	to	23.43%
December 31, 2018	571	$19.94	to	$30.98	$13,303	0.00%	0.65%	to	2.50%	-14.19%	to	-12.55%
December 31, 2017	753	$20.47	to	$35.52	$20,183	0.00%	0.65%	to	2.65%	15.18%	to	17.54%
December 31, 2016	852	$17.77	to	$30.30	$19,651	0.00%	0.65%	to	2.65%	9.89%	to	12.14%

	ProFund VP Mid-Cap Value
December 31, 2020	389	$22.78	to	$37.84	$10,696	0.42%	0.65%	to	2.50%	-0.26%	to	1.63%
December 31, 2019	563	$22.84	to	$37.33	$15,177	0.19%	0.65%	to	2.50%	20.98%	to	23.28%
December 31, 2018	426	$18.88	to	$30.36	$9,538	0.11%	0.65%	to	2.50%	-15.47%	to	-13.86%
December 31, 2017	570	$22.33	to	$35.33	$14,778	0.27%	0.65%	to	2.50%	7.85%	to	9.89%
December 31, 2016	1,002	$20.71	to	$32.23	$23,708	0.22%	0.65%	to	2.50%	21.24%	to	23.53%

	ProFund VP Pharmaceuticals
December 31, 2020	134	$17.30	to	$28.55	$2,584	0.11%	0.65%	to	2.45%	9.76%	to	11.78%
December 31, 2019	156	$15.63	to	$25.90	$2,723	0.80%	0.65%	to	2.45%	11.25%	to	13.30%
December 31, 2018	199	$13.94	to	$23.19	$3,049	1.02%	0.65%	to	2.50%	-8.56%	to	-6.81%
December 31, 2017	261	$15.11	to	$25.24	$4,347	0.99%	0.65%	to	2.65%	7.44%	to	9.64%
December 31, 2016	316	$13.92	to	$23.35	$4,779	0.93%	0.65%	to	2.65%	-6.28%	to	-4.36%

A95

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	ProFund VP Real Estate
December 31, 2020	214	$14.50	to	$34.07	$6,124	1.58%	0.65%	to	2.75%	-8.87%	to	-6.90%
December 31, 2019	273	$15.91	to	$36.59	$8,492	1.66%	0.65%	to	2.75%	23.27%	to	25.93%
December 31, 2018	256	$12.90	to	$29.06	$6,363	2.15%	0.65%	to	2.75%	-8.31%	to	-6.31%
December 31, 2017	273	$14.07	to	$31.02	$7,348	0.93%	0.65%	to	2.75%	5.09%	to	7.35%
December 31, 2016	348	$13.39	to	$28.89	$8,658	1.73%	0.65%	to	2.75%	2.83%	to	5.04%

	ProFund VP Rising Rates Opportunity
December 31, 2020	1,191	$0.82	to	$1.68	$1,079	0.82%	0.65%	to	2.65%	-28.65%	to	-27.17%
December 31, 2019	1,391	$1.14	to	$2.33	$1,758	0.15%	0.65%	to	2.65%	-19.60%	to	-17.95%
December 31, 2018	1,810	$1.41	to	$2.88	$2,806	0.00%	0.65%	to	2.65%	1.38%	to	3.48%
December 31, 2017	2,029	$1.37	to	$2.83	$3,079	0.00%	0.65%	to	3.05%	-14.59%	to	-12.48%
December 31, 2016	5,622	$1.58	to	$3.28	$9,306	0.00%	0.65%	to	3.05%	-8.04%	to	-5.77%

	ProFund VP NASDAQ-100
December 31, 2020	910	$29.55	to	$86.92	$35,256	0.00%	0.65%	to	2.50%	41.93%	to	44.62%
December 31, 2019	819	$20.59	to	$60.26	$21,894	0.00%	0.65%	to	2.50%	33.29%	to	35.81%
December 31, 2018	915	$15.27	to	$44.48	$17,927	0.00%	0.65%	to	2.50%	-4.34%	to	-2.51%
December 31, 2017	1,083	$15.79	to	$45.74	$22,390	0.00%	0.65%	to	2.50%	27.12%	to	29.53%
December 31, 2016	1,079	$12.28	to	$35.40	$17,931	0.00%	0.65%	to	2.50%	2.63%	to	4.57%

	ProFund VP Semiconductor
December 31, 2020	126	$29.68	to	$57.20	$4,109	0.33%	0.65%	to	1.65%	42.46%	to	43.91%
December 31, 2019	145	$20.84	to	$24.92	$3,315	0.28%	0.65%	to	1.65%	47.30%	to	48.80%
December 31, 2018	116	$14.14	to	$16.74	$1,784	0.00%	0.65%	to	1.65%	-11.72%	to	-10.82%
December 31, 2017	208	$16.02	to	$25.89	$3,542	0.26%	0.65%	to	1.90%	32.99%	to	34.68%
December 31, 2016	195	$12.02	to	$19.47	$2,515	0.14%	0.65%	to	1.90%	25.29%	to	26.88%

	ProFund VP Small-Cap Growth
December 31, 2020	399	$24.20	to	$51.08	$15,016	0.00%	0.65%	to	2.75%	14.16%	to	16.63%
December 31, 2019	414	$21.20	to	$43.91	$13,550	0.00%	0.65%	to	2.75%	15.84%	to	18.34%
December 31, 2018	467	$18.30	to	$37.20	$13,036	0.00%	0.65%	to	2.75%	-8.36%	to	-6.36%
December 31, 2017	649	$19.97	to	$39.82	$19,504	0.00%	0.65%	to	2.75%	9.87%	to	12.24%
December 31, 2016	839	$18.18	to	$35.57	$22,673	0.00%	0.65%	to	2.75%	16.94%	to	19.45%

	ProFund VP Short Mid-Cap
December 31, 2020	56	$0.80	to	$0.94	$51	0.35%	0.65%	to	1.65%	-27.86%	to	-27.12%
December 31, 2019	28	$1.11	to	$1.30	$35	0.36%	0.65%	to	1.65%	-22.47%	to	-21.68%
December 31, 2018	281	$1.44	to	$1.66	$415	0.00%	0.65%	to	1.65%	9.13%	to	10.24%
December 31, 2017	86	$1.32	to	$1.50	$123	0.00%	0.65%	to	1.65%	-16.26%	to	-15.41%
December 31, 2016	239	$1.57	to	$1.78	$389	0.00%	0.65%	to	1.65%	-21.50%	to	-20.71%

	ProFund VP Short NASDAQ-100
December 31, 2020	920	$0.23	to	$0.34	$264	0.16%	0.65%	to	2.25%	-44.06%	to	-43.15%
December 31, 2019	881	$0.41	to	$0.60	$433	0.12%	0.65%	to	2.25%	-29.67%	to	-28.53%
December 31, 2018	917	$0.56	to	$1.09	$656	0.00%	0.65%	to	2.40%	-5.23%	to	-3.51%
December 31, 2017	837	$0.59	to	$0.90	$627	0.00%	0.65%	to	2.40%	-27.04%	to	-25.73%
December 31, 2016	1,416	$0.82	to	$1.57	$1,407	0.00%	0.65%	to	2.40%	-12.21%	to	-10.64%

	ProFund VP Short Small-Cap
December 31, 2020	104	$0.71	to	$0.84	$81	0.28%	0.65%	to	1.65%	-33.09%	to	-32.41%
December 31, 2019	88	$1.06	to	$1.24	$103	0.05%	0.65%	to	1.65%	-22.10%	to	-21.30%
December 31, 2018	965	$1.37	to	$1.58	$1,341	0.00%	0.65%	to	1.65%	8.56%	to	9.67%
December 31, 2017	139	$1.26	to	$1.44	$191	0.00%	0.65%	to	1.65%	-15.61%	to	-14.76%
December 31, 2016	166	$1.49	to	$1.69	$262	0.00%	0.65%	to	1.65%	-22.88%	to	-22.10%

	ProFund VP Small-Cap Value
December 31, 2020	412	$16.84	to	$36.03	$9,928	0.03%	0.65%	to	2.75%	-1.72%	to	0.40%
December 31, 2019	360	$17.14	to	$35.98	$8,899	0.00%	0.65%	to	2.75%	19.19%	to	21.77%
December 31, 2018	417	$14.38	to	$29.62	$8,534	0.00%	0.65%	to	2.75%	-16.59%	to	-14.78%
December 31, 2017	510	$17.24	to	$34.85	$12,452	0.02%	0.65%	to	2.75%	6.70%	to	9.00%
December 31, 2016	827	$16.15	to	$32.05	$18,734	0.00%	0.65%	to	2.75%	25.25%	to	27.94%

A96

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	ProFund VP Technology
December 31, 2020	414	$24.94	to	$73.49	$11,748	0.00%	0.65%	to	1.65%	42.42%	to	43.86%
December 31, 2019	458	$17.47	to	$51.21	$9,172	0.00%	0.65%	to	1.65%	42.79%	to	44.24%
December 31, 2018	458	$12.20	to	$35.60	$6,371	0.00%	0.65%	to	1.65%	-3.92%	to	-2.93%
December 31, 2017	509	$12.67	to	$36.76	$7,507	0.05%	0.65%	to	1.65%	32.96%	to	34.31%
December 31, 2016	543	$9.50	to	$27.44	$6,162	0.00%	0.65%	to	1.90%	10.21%	to	11.61%

	ProFund VP Telecommunications
December 31, 2020	333	$7.18	to	$18.17	$3,519	0.95%	0.65%	to	2.75%	0.31%	to	2.48%
December 31, 2019	337	$7.06	to	$17.77	$3,497	3.09%	0.65%	to	2.75%	11.61%	to	14.02%
December 31, 2018	352	$6.24	to	$15.63	$3,097	5.67%	0.65%	to	2.75%	-17.45%	to	-15.66%
December 31, 2017	476	$7.46	to	$18.58	$5,141	4.50%	0.65%	to	2.75%	-4.81%	to	-2.76%
December 31, 2016	622	$7.73	to	$19.15	$6,815	1.64%	0.65%	to	2.75%	18.32%	to	20.87%

	ProFund VP UltraMid-Cap
December 31, 2020	165	$42.44	to	$84.17	$8,386	0.24%	0.65%	to	2.45%	2.64%	to	4.54%
December 31, 2019	209	$41.01	to	$80.72	$10,301	0.00%	0.65%	to	2.45%	44.17%	to	46.83%
December 31, 2018	247	$28.21	to	$55.11	$8,245	0.00%	0.65%	to	2.45%	-28.58%	to	-27.25%
December 31, 2017	344	$39.18	to	$75.95	$15,747	0.00%	0.65%	to	2.50%	25.65%	to	28.02%
December 31, 2016	668	$30.91	to	$59.47	$22,800	0.00%	0.65%	to	2.50%	34.47%	to	37.02%

	ProFund VP UltraNASDAQ-100
December 31, 2020	2,579	$22.20	to	$362.44	$73,099	0.00%	0.65%	to	1.65%	83.22%	to	85.08%
December 31, 2019	2,456	$12.09	to	$196.32	$37,197	0.00%	0.65%	to	1.65%	76.70%	to	78.50%
December 31, 2018	4,640	$6.82	to	$110.26	$41,335	0.00%	0.65%	to	1.65%	-11.13%	to	-10.22%
December 31, 2017	5,202	$7.66	to	$123.13	$51,453	0.00%	0.65%	to	1.65%	65.56%	to	67.24%
December 31, 2016	6,057	$3.10	to	$73.81	$35,719	0.00%	0.65%	to	1.65%	6.84%	to	7.92%

	ProFund VP UltraSmall-Cap
December 31, 2020	193	$29.05	to	$66.83	$6,274	0.13%	0.65%	to	1.65%	14.47%	to	15.63%
December 31, 2019	225	$25.31	to	$57.94	$6,302	0.00%	0.65%	to	1.65%	44.90%	to	46.37%
December 31, 2018	258	$17.42	to	$39.68	$4,993	0.00%	0.65%	to	1.65%	-28.17%	to	-27.43%
December 31, 2017	344	$24.19	to	$54.82	$9,351	0.00%	0.65%	to	1.90%	22.83%	to	24.39%
December 31, 2016	398	$19.60	to	$44.18	$8,740	0.00%	0.65%	to	1.90%	36.95%	to	38.69%

	ProFund VP Utilities
December 31, 2020	658	$19.37	to	$41.55	$16,954	1.57%	0.65%	to	2.75%	-5.08%	to	-3.03%
December 31, 2019	768	$20.41	to	$42.96	$20,591	1.55%	0.65%	to	2.75%	19.50%	to	22.08%
December 31, 2018	774	$17.08	to	$35.28	$17,118	2.06%	0.65%	to	2.75%	0.04%	to	2.21%
December 31, 2017	1,015	$17.07	to	$34.60	$22,354	2.05%	0.65%	to	2.75%	7.61%	to	9.92%
December 31, 2016	1,020	$15.87	to	$31.56	$20,609	1.50%	0.65%	to	2.75%	11.92%	to	14.33%

	ProFund VP Large-Cap Growth
December 31, 2020	503	$29.89	to	$49.76	$18,325	0.00%	0.65%	to	2.50%	27.66%	to	30.08%
December 31, 2019	640	$23.41	to	$38.41	$18,095	0.00%	0.65%	to	2.50%	25.67%	to	28.05%
December 31, 2018	672	$17.93	to	$30.11	$14,844	0.00%	0.65%	to	2.65%	-4.48%	to	-2.50%
December 31, 2017	939	$18.77	to	$31.01	$21,496	0.00%	0.65%	to	2.65%	21.98%	to	24.48%
December 31, 2016	956	$15.38	to	$25.01	$17,650	0.04%	0.65%	to	2.65%	2.24%	to	4.33%

	ProFund VP Large-Cap Value
December 31, 2020	537	$16.05	to	$26.99	$10,559	1.14%	0.65%	to	2.50%	-2.56%	to	-0.71%
December 31, 2019	658	$16.48	to	$29.43	$13,042	0.94%	0.65%	to	2.50%	26.53%	to	28.93%
December 31, 2018	698	$12.55	to	$23.01	$10,822	0.89%	0.65%	to	2.65%	-13.01%	to	-11.21%
December 31, 2017	906	$14.42	to	$26.13	$15,938	0.99%	0.65%	to	2.65%	10.44%	to	12.70%
December 31, 2016	1,195	$13.06	to	$23.37	$18,603	1.12%	0.65%	to	2.65%	12.38%	to	14.68%

	Rydex VT Nova Fund
December 31, 2020	58	$23.54	to	$25.70	$1,369	0.91%	1.00%	to	1.40%	18.35%	to	18.83%
December 31, 2019	68	$19.89	to	$23.26	$1,343	1.11%	0.65%	to	1.40%	43.01%	to	44.10%
December 31, 2018	76	$13.91	to	$16.14	$1,059	0.18%	0.65%	to	1.40%	-11.58%	to	-10.91%
December 31, 2017	87	$15.73	to	$18.12	$1,368	0.05%	0.65%	to	1.40%	29.94%	to	30.93%
December 31, 2016	106	$12.10	to	$13.84	$1,280	0.00%	0.65%	to	1.40%	14.11%	to	14.97%
A97

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	Rydex VT NASDAQ-100® Fund
December 31, 2020	317	$36.02	to	$80.37	$11,444	0.29%	0.65%	to	1.65%	42.57%	to	44.02%
December 31, 2019	362	$25.20	to	$56.37	$9,143	0.13%	0.65%	to	1.65%	34.60%	to	35.97%
December 31, 2018	405	$18.68	to	$41.88	$7,582	0.00%	0.65%	to	1.65%	-3.44%	to	-2.45%
December 31, 2017	461	$19.29	to	$43.37	$8,899	0.00%	0.65%	to	1.65%	28.96%	to	30.27%
December 31, 2016	521	$14.92	to	$33.63	$7,781	0.00%	0.65%	to	1.65%	4.24%	to	5.29%

	Rydex VT Inverse S&P 500® Strategy Fund
December 31, 2020	11	$1.18	to	$1.29	$13	0.69%	1.00%	to	1.40%	-26.07%	to	-25.77%
December 31, 2019	9	$1.60	to	$1.74	$15	0.84%	1.00%	to	1.40%	-23.99%	to	-23.68%
December 31, 2018	9	$2.10	to	$2.28	$19	0.00%	1.00%	to	1.40%	2.50%	to	2.92%
December 31, 2017	9	$2.05	to	$2.21	$19	0.00%	1.00%	to	1.40%	-18.50%	to	-18.18%
December 31, 2016	8	$2.52	to	$2.70	$21	0.00%	1.00%	to	1.40%	-13.22%	to	-12.86%

	Invesco V.I. Health Care Fund (Series I)
December 31, 2020	610	$28.61	to	$49.05	$25,813	0.30%	0.65%	to	2.65%	11.43%	to	13.72%
December 31, 2019	734	$25.68	to	$43.14	$27,310	0.04%	0.65%	to	2.65%	28.99%	to	31.64%
December 31, 2018	843	$19.91	to	$32.77	$23,876	0.00%	0.65%	to	3.05%	-2.19%	to	0.25%
December 31, 2017	1,003	$20.27	to	$32.69	$28,295	0.36%	0.65%	to	3.05%	12.30%	to	15.08%
December 31, 2016	1,228	$17.76	to	$28.41	$30,112	0.00%	0.65%	to	3.05%	-14.16%	to	-12.04%

	Invesco V.I. Technology Fund (Series I)
December 31, 2020	1,159	$14.54	to	$64.90	$27,009	0.00%	0.65%	to	1.75%	43.56%	to	45.17%
December 31, 2019	1,292	$10.08	to	$27.81	$20,903	0.00%	0.65%	to	1.75%	33.50%	to	35.00%
December 31, 2018	1,501	$7.51	to	$22.21	$18,308	0.00%	0.65%	to	1.75%	-2.21%	to	-1.10%
December 31, 2017	1,741	$7.64	to	$21.30	$21,669	0.00%	0.65%	to	1.75%	32.78%	to	34.26%
December 31, 2016	1,824	$5.72	to	$21.83	$16,817	0.00%	0.65%	to	1.90%	-2.64%	to	-1.40%

	Wells Fargo VT Index Asset Allocation Fund (Class 2)
December 31, 2020	295	$32.28	to	$59.99	$17,652	0.82%	1.40%	to	1.65%	14.67%	to	14.96%
December 31, 2019	323	$28.15	to	$52.19	$16,818	1.08%	1.40%	to	1.65%	18.17%	to	18.47%
December 31, 2018	380	$19.79	to	$44.05	$16,725	0.97%	1.40%	to	2.00%	-4.86%	to	-4.27%
December 31, 2017	450	$20.80	to	$46.01	$20,653	0.74%	1.40%	to	2.00%	10.01%	to	10.68%
December 31, 2016	500	$18.91	to	$41.57	$20,761	0.90%	1.40%	to	2.00%	5.52%	to	6.17%

	Wells Fargo VT International Equity Fund (Class 2)
December 31, 2020	20	$10.04	to	$16.83	$213	2.56%	1.40%	to	1.90%	2.94%	to	3.46%
December 31, 2019	22	$9.70	to	$16.31	$223	3.57%	1.40%	to	1.90%	13.29%	to	13.87%
December 31, 2018	25	$8.52	to	$14.36	$225	11.45%	1.40%	to	1.90%	-18.86%	to	-18.44%
December 31, 2017	30	$10.44	to	$17.65	$322	2.67%	1.40%	to	1.90%	21.98%	to	22.60%
December 31, 2016	38	$8.52	to	$14.43	$329	2.92%	1.40%	to	1.90%	1.34%	to	1.85%

	Wells Fargo VT Small Cap Growth Fund (Class 2)
December 31, 2020	40	$48.14	to	$78.37	$1,946	0.00%	1.40%	to	1.65%	55.18%	to	55.58%
December 31, 2019	42	$30.94	to	$50.50	$1,305	0.00%	1.40%	to	1.65%	22.77%	to	23.08%
December 31, 2018	45	$25.14	to	$41.13	$1,137	0.00%	1.40%	to	1.65%	-0.37%	to	-0.12%
December 31, 2017	51	$25.17	to	$41.29	$1,279	0.00%	1.40%	to	1.65%	23.79%	to	24.10%
December 31, 2016	55	$20.28	to	$33.35	$1,123	0.00%	1.40%	to	1.65%	5.97%	to	6.24%

	AST Fidelity Institutional AM℠ Quantitative Portfolio
December 31, 2020	53,451	$13.62	to	$24.01	$912,450	0.00%	0.65%	to	3.05%	5.44%	to	8.05%
December 31, 2019	60,265	$12.87	to	$22.31	$951,857	0.00%	0.65%	to	3.05%	16.34%	to	19.22%
December 31, 2018	61,719	$11.03	to	$18.79	$810,388	0.00%	0.65%	to	3.05%	-10.57%	to	-8.35%
December 31, 2017	79,948	$11.93	to	$20.59	$1,146,433	0.00%	0.65%	to	3.05%	12.93%	to	15.72%
December 31, 2016	87,946	$10.56	to	$17.86	$1,084,884	0.00%	0.65%	to	3.05%	1.08%	to	3.58%

	AST Prudential Growth Allocation Portfolio
December 31, 2020	214,233	$13.58	to	$26.00	$3,823,995	0.00%	0.65%	to	3.05%	2.63%	to	5.17%
December 31, 2019	242,580	$13.21	to	$24.82	$4,098,141	0.00%	0.65%	to	3.05%	15.54%	to	18.40%
December 31, 2018	244,176	$11.32	to	$21.05	$3,445,068	0.00%	0.65%	to	3.05%	-10.43%	to	-8.20%
December 31, 2017	317,159	$12.63	to	$23.02	$4,871,020	0.00%	0.65%	to	3.05%	12.57%	to	15.34%
December 31, 2016	227,652	$11.27	to	$20.04	$3,011,852	0.00%	0.65%	to	3.05%	6.74%	to	9.38%

A98

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST Advanced Strategies Portfolio
December 31, 2020	68,669	$16.76	to	$28.53	$1,519,030	0.00%	0.65%	to	3.05%	7.31%	to	9.96%
December 31, 2019	77,642	$15.59	to	$26.05	$1,564,074	0.00%	0.65%	to	3.05%	18.14%	to	21.07%
December 31, 2018	83,313	$13.17	to	$21.61	$1,378,346	0.00%	0.65%	to	3.05%	-8.77%	to	-6.50%
December 31, 2017	100,477	$14.41	to	$23.20	$1,776,407	0.00%	0.65%	to	3.05%	13.37%	to	16.17%
December 31, 2016	111,128	$12.68	to	$20.06	$1,685,524	0.00%	0.65%	to	3.05%	3.85%	to	6.41%

	AST Investment Grade Bond Portfolio
December 31, 2020	42,948	$16.48	to	$22.32	$870,340	0.00%	0.65%	to	2.45%	13.61%	to	15.71%
December 31, 2019	67,176	$14.51	to	$19.29	$1,180,706	0.00%	0.65%	to	2.45%	8.51%	to	10.51%
December 31, 2018	201,715	$13.37	to	$17.45	$3,164,432	0.00%	0.65%	to	2.45%	-2.72%	to	-0.92%
December 31, 2017	67,018	$13.74	to	$17.62	$1,058,737	0.00%	0.65%	to	2.45%	1.76%	to	3.64%
December 31, 2016	123,882	$13.50	to	$17.00	$1,903,633	0.00%	0.65%	to	2.45%	1.66%	to	3.53%

	AST Cohen & Steers Global Realty Portfolio
December 31, 2020	1,727	$13.26	to	$27.81	$28,856	0.00%	0.65%	to	2.65%	-5.52%	to	-3.58%
December 31, 2019	1,862	$14.03	to	$28.95	$31,937	0.00%	0.65%	to	2.65%	21.81%	to	24.31%
December 31, 2018	1,843	$11.52	to	$23.39	$25,059	0.00%	0.65%	to	3.05%	-7.63%	to	-5.33%
December 31, 2017	2,591	$12.42	to	$24.80	$37,280	0.00%	0.65%	to	3.05%	7.51%	to	10.17%
December 31, 2016	2,552	$11.50	to	$22.60	$33,241	0.00%	0.65%	to	3.05%	-2.17%	to	0.24%

	AST Emerging Markets Equity Portfolio
December 31, 2020	10,361	$8.81	to	$17.47	$113,560	0.00%	0.65%	to	3.05%	0.89%	to	3.38%
December 31, 2019	9,956	$8.70	to	$16.96	$105,002	0.00%	0.65%	to	3.05%	9.89%	to	12.61%
December 31, 2018	9,159	$7.71	to	$15.12	$84,820	0.00%	0.65%	to	3.05%	-16.68%	to	-14.61%
December 31, 2017	11,488	$9.33	to	$17.78	$124,978	0.00%	0.65%	to	3.05%	22.53%	to	25.56%
December 31, 2016	10,177	$7.59	to	$14.22	$88,365	0.00%	0.65%	to	3.05%	8.94%	to	11.63%

	AST Bond Portfolio 2020 (liquidated December 31, 2020)
December 31, 2020	—	$9.73	to	$12.21	$—	0.00%	1.00%	to	3.05%	-1.74%	to	0.34%
December 31, 2019	6,275	$9.89	to	$12.17	$69,369	0.00%	1.00%	to	3.05%	0.34%	to	2.47%
December 31, 2018	3,828	$9.83	to	$11.87	$41,165	0.00%	1.00%	to	3.05%	-2.78%	to	-0.71%
December 31, 2017	4,389	$10.09	to	$11.96	$47,839	0.00%	1.00%	to	3.05%	-2.18%	to	-0.12%
December 31, 2016	8,855	$10.30	to	$11.97	$97,678	0.00%	1.00%	to	3.05%	-1.15%	to	0.94%

	AST Jennison Large-Cap Growth Portfolio
December 31, 2020	2,894	$43.41	to	$55.06	$149,681	0.00%	0.65%	to	2.75%	49.81%	to	53.04%
December 31, 2019	2,546	$28.98	to	$35.98	$85,766	0.00%	0.65%	to	2.75%	28.96%	to	31.74%
December 31, 2018	2,511	$22.47	to	$27.31	$63,998	0.00%	0.65%	to	2.75%	-4.33%	to	-2.25%
December 31, 2017	3,001	$22.91	to	$27.94	$78,396	0.00%	0.65%	to	3.05%	31.70%	to	34.95%
December 31, 2016	2,678	$17.39	to	$20.70	$52,130	0.00%	0.65%	to	3.05%	-4.46%	to	-2.10%

	AST Bond Portfolio 2021
December 31, 2020	5,366	$11.74	to	$14.77	$71,587	0.00%	1.00%	to	3.05%	0.01%	to	2.12%
December 31, 2019	1,545	$11.74	to	$14.47	$20,019	0.00%	1.00%	to	3.05%	1.86%	to	4.02%
December 31, 2018	3,416	$11.52	to	$13.91	$43,202	0.00%	1.00%	to	3.05%	-3.00%	to	-0.94%
December 31, 2017	4,311	$11.88	to	$14.04	$55,272	0.00%	1.00%	to	3.05%	-1.51%	to	0.57%
December 31, 2016	9,109	$12.06	to	$13.96	$117,600	0.00%	1.00%	to	3.05%	-1.07%	to	1.01%

	Wells Fargo VT Omega Growth Fund (Class 2)
December 31, 2020	53	$44.39	to	$47.31	$2,487	0.00%	1.40%	to	2.00%	40.32%	to	41.18%
December 31, 2019	74	$31.63	to	$33.51	$2,489	0.00%	1.40%	to	2.00%	34.31%	to	35.13%
December 31, 2018	88	$23.55	to	$24.80	$2,168	0.00%	1.40%	to	2.00%	-1.74%	to	-1.14%
December 31, 2017	97	$23.97	to	$25.09	$2,430	0.01%	1.40%	to	2.00%	31.91%	to	32.72%
December 31, 2016	108	$18.17	to	$18.90	$2,046	0.00%	1.40%	to	2.00%	-1.49%	to	-0.88%

	Wells Fargo VT Omega Growth Fund (Class 1)
December 31, 2020	414	$40.61	to	$86.76	$20,768	0.00%	0.65%	to	2.75%	39.47%	to	42.48%
December 31, 2019	488	$28.72	to	$61.05	$17,421	0.00%	0.65%	to	2.75%	33.62%	to	36.50%
December 31, 2018	523	$21.20	to	$44.84	$13,688	0.00%	0.65%	to	2.75%	-2.26%	to	-0.14%
December 31, 2017	626	$21.39	to	$45.01	$16,862	0.25%	0.65%	to	2.75%	31.25%	to	34.08%
December 31, 2016	732	$16.08	to	$33.66	$14,728	0.00%	0.65%	to	2.75%	-2.00%	to	0.11%

A99

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	Wells Fargo VT Small Cap Growth Fund (Class 1)
December 31, 2020	420	$38.70	to	$47.11	$18,548	0.00%	0.65%	to	2.50%	54.15%	to	57.07%
December 31, 2019	451	$25.11	to	$29.99	$12,734	0.00%	0.65%	to	2.50%	22.18%	to	24.50%
December 31, 2018	498	$20.55	to	$24.09	$11,346	0.00%	0.65%	to	2.50%	-1.08%	to	0.81%
December 31, 2017	538	$20.77	to	$23.90	$12,231	0.00%	0.65%	to	2.50%	22.99%	to	25.32%
December 31, 2016	599	$16.89	to	$19.07	$10,905	0.00%	0.65%	to	2.50%	5.41%	to	7.40%

	Wells Fargo VT International Equity Fund (Class 1)
December 31, 2020	404	$12.06	to	$21.76	$8,135	2.91%	0.65%	to	2.75%	2.00%	to	4.21%
December 31, 2019	489	$11.82	to	$20.88	$9,518	4.16%	0.65%	to	2.75%	12.33%	to	14.75%
December 31, 2018	543	$10.52	to	$18.38	$9,270	11.95%	0.65%	to	2.75%	-19.16%	to	-17.40%
December 31, 2017	672	$13.02	to	$22.54	$13,977	3.02%	0.65%	to	2.75%	21.44%	to	24.05%
December 31, 2016	711	$10.72	to	$18.40	$12,062	3.10%	0.65%	to	2.75%	0.42%	to	2.58%

	AST Bond Portfolio 2022
December 31, 2020	1,397	$11.10	to	$13.68	$17,609	0.00%	1.00%	to	3.05%	1.80%	to	3.96%
December 31, 2019	1,830	$10.90	to	$13.16	$22,267	0.00%	1.00%	to	3.05%	2.66%	to	4.83%
December 31, 2018	3,079	$10.62	to	$12.56	$35,805	0.00%	1.00%	to	3.05%	-3.21%	to	-1.15%
December 31, 2017	3,754	$10.97	to	$12.70	$44,338	0.00%	1.00%	to	3.05%	-1.52%	to	0.56%
December 31, 2016	8,845	$11.14	to	$12.63	$104,786	0.00%	1.00%	to	3.05%	-1.27%	to	0.81%

	AST Quantitative Modeling Portfolio
December 31, 2020	3,353	$16.13	to	$19.83	$63,752	0.00%	0.65%	to	2.75%	8.51%	to	10.85%
December 31, 2019	5,311	$14.86	to	$17.89	$91,510	0.00%	0.65%	to	2.75%	17.87%	to	20.42%
December 31, 2018	7,620	$12.61	to	$14.85	$107,939	0.00%	0.65%	to	2.75%	-9.11%	to	-7.14%
December 31, 2017	8,943	$13.87	to	$16.00	$136,765	0.00%	0.65%	to	2.75%	14.95%	to	17.42%
December 31, 2016	10,238	$12.07	to	$13.62	$133,794	0.00%	0.65%	to	2.75%	3.41%	to	5.63%

	AST BlackRock Global Strategies Portfolio
December 31, 2020	6,822	$12.19	to	$15.44	$98,326	0.00%	0.65%	to	3.05%	1.54%	to	4.06%
December 31, 2019	7,572	$12.00	to	$14.84	$105,246	0.00%	0.65%	to	3.05%	14.03%	to	16.86%
December 31, 2018	8,104	$10.52	to	$12.70	$96,136	0.00%	0.65%	to	3.05%	-8.18%	to	-5.90%
December 31, 2017	10,477	$11.46	to	$13.49	$132,987	0.00%	0.65%	to	3.05%	9.19%	to	11.88%
December 31, 2016	10,063	$10.50	to	$12.06	$114,370	0.00%	0.65%	to	3.05%	3.71%	to	6.27%

	Invesco V.I. Diversified Dividend Fund (Series I)
December 31, 2020	774	$18.21	to	$22.39	$16,298	3.05%	0.65%	to	2.75%	-2.61%	to	-0.51%
December 31, 2019	924	$18.70	to	$22.51	$19,684	2.74%	0.65%	to	2.75%	21.65%	to	24.28%
December 31, 2018	1,118	$15.01	to	$18.11	$19,317	2.28%	0.65%	to	3.05%	-10.41%	to	-8.18%
December 31, 2017	1,399	$16.76	to	$19.72	$26,417	1.62%	0.65%	to	3.05%	5.27%	to	7.87%
December 31, 2016	1,630	$15.92	to	$18.28	$28,586	1.32%	0.65%	to	3.05%	11.32%	to	14.07%

	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1)
December 31, 2020	28	$11.90	to	$11.90	$328	2.62%	1.00%	to	1.00%	4.04%	to	4.04%
December 31, 2019	28	$11.44	to	$11.44	$318	2.75%	1.00%	to	1.00%	5.67%	to	5.67%
December 31, 2018	29	$10.83	to	$10.83	$309	3.15%	1.00%	to	1.00%	0.83%	to	0.83%
December 31, 2017	51	$10.74	to	$10.74	$552	2.92%	1.00%	to	1.00%	2.31%	to	2.31%
December 31, 2016	57	$10.49	to	$10.49	$597	2.85%	1.00%	to	1.00%	1.68%	to	1.68%

	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1)
December 31, 2020	172	$35.66	to	$35.66	$6,127	0.00%	1.00%	to	1.00%	33.39%	to	33.39%
December 31, 2019	195	$26.74	to	$26.74	$5,211	0.00%	1.00%	to	1.00%	34.54%	to	34.54%
December 31, 2018	208	$19.87	to	$19.87	$4,143	0.00%	1.00%	to	1.00%	-4.90%	to	-4.90%
December 31, 2017	229	$20.90	to	$20.90	$4,783	0.00%	1.00%	to	1.00%	26.86%	to	26.86%
December 31, 2016	257	$16.47	to	$16.47	$4,226	0.00%	1.00%	to	1.00%	0.23%	to	0.23%

	Wells Fargo VT Opportunity Fund (Class 1)
December 31, 2020	83	$30.40	to	$31.13	$2,588	0.70%	1.40%	to	1.65%	19.32%	to	19.63%
December 31, 2019	95	$25.48	to	$26.02	$2,467	0.56%	1.40%	to	1.65%	29.64%	to	29.96%
December 31, 2018	111	$19.65	to	$20.02	$2,217	0.45%	1.40%	to	1.65%	-8.47%	to	-8.24%
December 31, 2017	117	$21.47	to	$21.82	$2,544	0.92%	1.40%	to	1.65%	18.74%	to	19.04%
December 31, 2016	134	$18.08	to	$18.33	$2,453	2.39%	1.40%	to	1.65%	10.67%	to	10.95%
A100

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	Wells Fargo VT Opportunity Fund (Class 2)
December 31, 2020	173	$30.41	to	$30.41	$5,255	0.44%	1.40%	to	1.40%	19.31%	to	19.31%
December 31, 2019	184	$25.49	to	$25.49	$4,682	0.28%	1.40%	to	1.40%	29.63%	to	29.63%
December 31, 2018	208	$19.66	to	$19.66	$4,095	0.19%	1.40%	to	1.40%	-8.45%	to	-8.45%
December 31, 2017	241	$21.48	to	$21.48	$5,185	0.66%	1.40%	to	1.40%	18.76%	to	18.76%
December 31, 2016	267	$18.08	to	$18.08	$4,837	2.03%	1.40%	to	1.40%	10.66%	to	10.66%

	AST Prudential Core Bond Portfolio
December 31, 2020	12,182	$10.70	to	$13.38	$153,595	0.00%	0.65%	to	3.05%	2.81%	to	5.36%
December 31, 2019	9,439	$10.40	to	$12.70	$113,555	0.00%	0.65%	to	3.05%	6.41%	to	9.04%
December 31, 2018	7,471	$9.78	to	$11.65	$82,423	0.00%	0.65%	to	3.05%	-3.85%	to	-1.46%
December 31, 2017	8,326	$10.17	to	$11.82	$93,378	0.00%	0.65%	to	3.05%	2.46%	to	4.99%
December 31, 2016	7,314	$9.92	to	$11.26	$78,400	0.00%	0.65%	to	3.05%	1.04%	to	3.53%

	AST Bond Portfolio 2023
December 31, 2020	1,622	$10.06	to	$11.81	$18,541	0.00%	1.00%	to	2.75%	3.84%	to	5.71%
December 31, 2019	2,080	$9.45	to	$11.17	$22,614	0.00%	1.00%	to	3.05%	3.26%	to	5.44%
December 31, 2018	2,750	$9.15	to	$10.60	$27,534	0.00%	1.00%	to	3.05%	-3.32%	to	-1.27%
December 31, 2017	2,647	$9.47	to	$10.73	$26,687	0.00%	1.00%	to	3.05%	-1.40%	to	0.68%
December 31, 2016	4,426	$9.60	to	$10.66	$44,764	0.00%	1.00%	to	3.05%	-1.19%	to	0.89%

	AST MFS Growth Allocation Portfolio
December 31, 2020	10,350	$14.81	to	$18.32	$177,604	0.00%	0.65%	to	3.05%	6.52%	to	9.16%
December 31, 2019	10,054	$13.91	to	$16.78	$159,067	0.00%	0.65%	to	3.05%	19.02%	to	21.96%
December 31, 2018	10,166	$11.69	to	$13.76	$132,336	0.00%	0.65%	to	3.05%	-11.09%	to	-8.87%
December 31, 2017	12,192	$13.14	to	$15.10	$175,215	0.00%	0.65%	to	3.05%	12.95%	to	15.74%
December 31, 2016	13,126	$11.64	to	$13.04	$163,976	0.00%	0.65%	to	3.05%	1.15%	to	3.64%

	AST Western Asset Emerging Markets Debt Portfolio
December 31, 2020	292	$11.33	to	$12.43	$3,549	0.00%	0.65%	to	1.75%	5.57%	to	6.75%
December 31, 2019	302	$10.73	to	$11.65	$3,450	0.00%	0.65%	to	1.75%	12.84%	to	14.10%
December 31, 2018	197	$9.51	to	$10.21	$1,991	0.00%	0.65%	to	1.75%	-8.31%	to	-7.28%
December 31, 2017	303	$10.37	to	$11.01	$3,296	0.00%	0.65%	to	1.75%	7.39%	to	8.59%
December 31, 2016	106	$9.66	to	$10.14	$1,048	0.00%	0.65%	to	1.75%	8.67%	to	9.89%

	AST MFS Large-Cap Value Portfolio
December 31, 2020	3,715	$19.22	to	$22.98	$81,254	0.00%	0.65%	to	2.75%	1.04%	to	3.22%
December 31, 2019	3,384	$19.02	to	$22.26	$71,879	0.00%	0.65%	to	2.75%	25.79%	to	28.51%
December 31, 2018	3,112	$15.02	to	$17.33	$51,454	0.00%	0.65%	to	2.85%	-12.73%	to	-10.74%
December 31, 2017	4,511	$17.02	to	$19.41	$83,663	0.00%	0.65%	to	3.05%	13.77%	to	16.58%
December 31, 2016	4,326	$14.96	to	$16.65	$69,129	0.00%	0.65%	to	3.05%	9.99%	to	12.71%

	Invesco V.I. Mid Cap Growth Fund (Series I) (merged April 30, 2020)
December 31, 2020	—	$17.87	to	$20.77	$—	0.00%	0.65%	to	2.50%	-6.29%	to	-5.71%
December 31, 2019	672	$18.85	to	$22.03	$14,101	0.00%	0.65%	to	2.65%	30.78%	to	33.47%
December 31, 2018	713	$14.02	to	$16.51	$11,252	0.00%	0.65%	to	3.05%	-8.48%	to	-6.20%
December 31, 2017	770	$15.32	to	$17.60	$13,010	0.00%	0.65%	to	3.05%	18.77%	to	21.70%
December 31, 2016	847	$12.90	to	$14.46	$11,827	0.00%	0.65%	to	3.05%	-2.31%	to	0.10%

	AST Bond Portfolio 2024
December 31, 2020	654	$9.90	to	$11.70	$7,133	0.00%	1.00%	to	3.05%	5.34%	to	7.57%
December 31, 2019	1,666	$9.40	to	$10.88	$17,060	0.00%	1.00%	to	3.05%	4.67%	to	6.88%
December 31, 2018	7,218	$8.98	to	$10.18	$69,796	0.00%	1.00%	to	3.05%	-3.69%	to	-1.64%
December 31, 2017	5,920	$9.32	to	$10.35	$58,693	0.00%	1.00%	to	3.05%	-1.41%	to	0.67%
December 31, 2016	527	$9.45	to	$10.28	$5,203	0.00%	1.00%	to	3.05%	-1.19%	to	0.89%

	AST AQR Emerging Markets Equity Portfolio (merged August 14, 2020)
December 31, 2020	—	$10.61	to	$11.54	$—	0.00%	0.65%	to	1.75%	-2.12%	to	-1.44%
December 31, 2019	216	$10.84	to	$11.70	$2,451	0.00%	0.65%	to	1.75%	15.74%	to	17.04%
December 31, 2018	305	$9.37	to	$10.00	$2,983	0.00%	0.65%	to	1.75%	-20.38%	to	-19.48%
December 31, 2017	410	$11.77	to	$12.42	$4,975	0.00%	0.65%	to	1.75%	32.60%	to	34.07%
December 31, 2016	215	$8.88	to	$9.26	$1,944	0.00%	0.65%	to	1.75%	11.39%	to	12.63%

A101

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST ClearBridge Dividend Growth Portfolio
December 31, 2020	3,037	$18.51	to	$21.89	$63,514	0.00%	0.65%	to	2.75%	1.85%	to	4.05%
December 31, 2019	3,183	$17.79	to	$21.04	$63,987	0.00%	0.65%	to	3.05%	27.04%	to	30.18%
December 31, 2018	2,982	$14.01	to	$16.16	$45,986	0.00%	0.65%	to	3.05%	-7.69%	to	-5.39%
December 31, 2017	4,114	$15.17	to	$17.08	$67,379	0.00%	0.65%	to	3.05%	14.80%	to	17.64%
December 31, 2016	4,095	$13.22	to	$14.52	$57,381	0.00%	0.65%	to	3.05%	11.40%	to	14.15%

	Columbia Variable Portfolio - Government Money Market Fund (Class 1)
December 31, 2020	372	$9.45	to	$9.64	$3,583	0.09%	1.00%	to	1.25%	-0.98%	to	-0.73%
December 31, 2019	77	$9.55	to	$9.71	$749	1.86%	1.00%	to	1.25%	0.58%	to	0.83%
December 31, 2018	80	$9.49	to	$9.63	$773	1.47%	1.00%	to	1.25%	0.24%	to	0.49%
December 31, 2017	96	$9.47	to	$9.58	$917	0.41%	1.00%	to	1.25%	-0.83%	to	-0.58%
December 31, 2016	94	$9.55	to	$9.64	$904	0.01%	1.00%	to	1.25%	-1.24%	to	-0.98%

	Columbia Variable Portfolio - Income Opportunities Fund (Class 1)
December 31, 2020	11	$13.60	to	$13.60	$148	4.75%	1.00%	to	1.00%	4.84%	to	4.84%
December 31, 2019	13	$12.97	to	$12.97	$165	5.11%	1.00%	to	1.00%	15.30%	to	15.30%
December 31, 2018	13	$11.25	to	$11.25	$147	5.00%	1.00%	to	1.00%	-4.72%	to	-4.72%
December 31, 2017	14	$11.81	to	$11.81	$166	6.12%	1.00%	to	1.00%	5.50%	to	5.50%
December 31, 2016	15	$11.19	to	$11.19	$169	11.11%	1.00%	to	1.00%	9.82%	to	9.82%

	AST AQR Large-Cap Portfolio (merged August 14, 2020)
December 31, 2020	—	$17.34	to	$19.82	$—	0.00%	0.65%	to	2.45%	-0.80%	to	0.34%
December 31, 2019	193	$17.48	to	$19.75	$3,660	0.00%	0.65%	to	2.45%	19.58%	to	21.78%
December 31, 2018	228	$14.58	to	$16.22	$3,555	0.00%	0.65%	to	2.50%	-10.44%	to	-8.73%
December 31, 2017	269	$16.28	to	$17.77	$4,602	0.00%	0.65%	to	2.50%	19.09%	to	21.34%
December 31, 2016	347	$13.67	to	$14.64	$4,934	0.00%	0.65%	to	2.50%	7.94%	to	9.98%

	AST Large-Cap Core Portfolio
December 31, 2020	289	$19.86	to	$22.86	$6,307	0.00%	0.65%	to	2.45%	8.42%	to	10.42%
December 31, 2019	153	$18.07	to	$20.70	$3,013	0.00%	0.65%	to	2.65%	21.87%	to	24.38%
December 31, 2018	175	$14.83	to	$16.64	$2,785	0.00%	0.65%	to	2.65%	-9.63%	to	-7.76%
December 31, 2017	203	$16.41	to	$18.04	$3,506	0.00%	0.65%	to	2.65%	18.20%	to	20.62%
December 31, 2016	221	$13.88	to	$14.96	$3,198	0.00%	0.65%	to	2.65%	7.93%	to	10.14%

	AST Bond Portfolio 2025
December 31, 2020	479	$11.85	to	$13.72	$6,126	0.00%	1.00%	to	3.05%	7.95%	to	10.23%
December 31, 2019	2,157	$10.98	to	$12.45	$25,283	0.00%	1.00%	to	3.05%	5.40%	to	7.63%
December 31, 2018	8,174	$10.42	to	$11.56	$90,198	0.00%	1.00%	to	3.05%	-3.78%	to	-1.73%
December 31, 2017	693	$10.82	to	$11.77	$7,842	0.00%	1.00%	to	3.05%	-1.27%	to	0.81%
December 31, 2016	1,855	$10.96	to	$11.67	$20,960	0.00%	1.00%	to	3.05%	-0.65%	to	1.45%

	AST Bond Portfolio 2026
December 31, 2020	3,635	$10.59	to	$12.00	$41,514	0.00%	1.00%	to	3.05%	7.30%	to	9.57%
December 31, 2019	7,987	$9.87	to	$10.96	$84,521	0.00%	1.00%	to	3.05%	6.67%	to	8.93%
December 31, 2018	10,593	$9.25	to	$10.06	$102,851	0.00%	1.00%	to	3.05%	-4.07%	to	-2.04%
December 31, 2017	11,718	$9.64	to	$10.27	$116,811	0.00%	1.00%	to	3.05%	-0.69%	to	1.40%
December 31, 2016	19,521	$9.71	to	$10.12	$193,616	0.00%	1.00%	to	3.05%	-1.03%	to	1.06%

	AST Bond Portfolio 2027 (available January 4, 2016)
December 31, 2020	4,852	$10.82	to	$12.01	$55,824	0.00%	1.00%	to	3.05%	8.46%	to	10.75%
December 31, 2019	5,790	$9.97	to	$10.85	$61,041	0.00%	1.00%	to	3.05%	7.31%	to	9.58%
December 31, 2018	14,157	$9.29	to	$9.90	$136,811	0.00%	1.00%	to	3.05%	-4.29%	to	-2.25%
December 31, 2017	15,774	$9.71	to	$10.12	$156,690	0.00%	1.00%	to	3.05%	-0.44%	to	1.66%
December 31, 2016	24,776	$9.75	to	$9.96	$244,297	0.00%	1.00%	to	3.05%	-2.46%	to	-0.40%

	NVIT Emerging Markets Fund (Class D) (available August 5, 2016)
December 31, 2020	1,824	$13.92	to	$15.30	$27,146	1.59%	0.65%	to	2.75%	9.82%	to	12.19%
December 31, 2019	2,230	$12.68	to	$13.63	$29,747	2.05%	0.65%	to	2.75%	19.21%	to	21.79%
December 31, 2018	2,479	$10.56	to	$11.20	$27,326	0.34%	0.65%	to	3.05%	-20.24%	to	-18.25%
December 31, 2017	2,833	$13.23	to	$13.69	$38,429	0.96%	0.65%	to	3.05%	36.81%	to	40.18%
December 31, 2016	3,218	$9.67	to	$9.77	$31,343	0.82%	0.65%	to	3.05%	-4.47%	to	-3.53%

A102

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*		Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST Bond Portfolio 2028 (available January 3, 2017)
December 31, 2020	6	$11.50	to	$12.30	$71	0.00%		1.00%	to	2.65%	11.64%	to	13.54%
December 31, 2019	1,044	$10.18	to	$10.84	$11,171	0.00%		1.00%	to	3.05%	8.19%	to	10.47%
December 31, 2018	4,570	$9.41	to	$9.81	$44,211	0.00%		1.00%	to	3.05%	-5.06%	to	-3.04%
December 31, 2017	551	$9.91	to	$10.12	$5,521	0.00%		1.00%	to	3.05%	-0.91%	to	1.18%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

	AST Bond Portfolio 2029 (available January 2, 2018)
December 31, 2020	—	$11.71	to	$12.47	$—	0.00%		1.00%	to	3.05%	12.75%	to	15.13%
December 31, 2019	2,379	$10.38	to	$10.83	$25,528	0.00%		1.00%	to	3.05%	8.87%	to	11.17%
December 31, 2018	777	$9.58	to	$9.74	$7,497	0.00%		1.00%	to	2.65%	-4.22%	to	-2.59%
December 31, 2017	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

	AST Bond Portfolio 2030 (available January 2, 2019)
December 31, 2020	6,897	$12.31	to	$12.84	$87,755	0.00%		1.00%	to	3.05%	11.02%	to	13.37%
December 31, 2019	1,454	$11.13	to	$11.33	$16,373	0.00%		1.00%	to	2.75%	11.25%	to	13.26%
December 31, 2018	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

	AST Bond Portfolio 2031 (available January 2, 2020)
December 31, 2020	6,403	$10.97	to	$11.21	$71,411	0.00%		1.00%	to	3.05%	9.77%	to	12.08%
December 31, 2019	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2018	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

	MFS® International Growth Portfolio (Service Shares) (available May 18, 2020)
December 31, 2020	40	$13.40	to	$13.41	$539	0.68%		1.20%	to	1.30%	29.95%	to	30.03%
December 31, 2019	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2018	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

	MFS® Total Return Bond Series (Service Shares) (available May 18, 2020)
December 31, 2020	179	$10.68	to	$10.69	$1,912	1.99%		1.20%	to	1.30%	6.90%	to	6.96%
December 31, 2019	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2018	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

	MFS® Total Return Series (Service Shares) (available May 18, 2020)
December 31, 2020	99	$12.00	to	$12.00	$1,185	1.77%		1.20%	to	1.30%	17.38%	to	17.45%
December 31, 2019	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2018	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

	MFS® Value Series (Service Shares) (available May 18, 2020)
December 31, 2020	57	$12.67	to	$12.68	$727	0.78%		1.20%	to	1.30%	21.73%	to	21.80%
December 31, 2019	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2018	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

	Prudential Government Money Market Portfolio (Class III) (available May 18, 2020)
December 31, 2020	6,560	$10.00	to	$10.00	$65,602	0.00%	(1)	0.00%	to	0.00%	0.00%	to	0.00%	(1)
December 31, 2019	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2018	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%		0.00%	to	0.00%	0.00%	to	0.00%

A103

Note 7:    Financial Highlights (continued)

	At the year ended					For the year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Series I) (available April 30, 2020)
December 31, 2020	1,095	$14.34	to	$14.52	$15,832	0.00%	0.65%	to	2.50%	45.78%	to	47.62%
December 31, 2019	—	$—	to	$—	$—	0.00%	0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2018	—	$—	to	$—	$—	0.00%	0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%	0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%	0.00%	to	0.00%	0.00%	to	0.00%

	AST Global Bond Portfolio (available November 13, 2020)
December 31, 2020	10,803	$10.05	to	$10.08	$108,803	0.00%	0.65%	to	2.75%	0.53%	to	0.81%
December 31, 2019	—	$—	to	$—	$—	0.00%	0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2018	—	$—	to	$—	$—	0.00%	0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2017	—	$—	to	$—	$—	0.00%	0.00%	to	0.00%	0.00%	to	0.00%
December 31, 2016	—	$—	to	$—	$—	0.00%	0.00%	to	0.00%	0.00%	to	0.00%

*    These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Portfolios, net of management fees assessed by the fund manager, divided by the average daily net assets. These ratios exclude those expenses, such as mortality and expense risk and administration charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying Portfolios in which the subaccount invests.

**    These amounts represent the annualized contract expenses of the Account, consisting primarily of mortality and expense risk and administration charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Portfolios are excluded.

*** These amounts represent the total returns for the periods indicated, including changes in the value of the underlying Portfolios, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Product designs within a subaccount which were offered less than one year are included in the range of total returns for that period, and their respective total returns may not correspond to the total returns of a product offering with a comparable expense ratio that was presented for the full period. Contract owners may experience different total returns based on their investment options. Subaccounts with a date notation indicate the effective date of that subaccount in the Account. Total returns for periods less than one year are not annualized. The total return is calculated for each of the five years in the period ended December 31, 2020 or from the effective date of the subaccount through the end of the reporting period.

(1)     Amount is less than 0.01%.

Note 8:    Charges and Expenses
The following represents the various charges and expenses of the Account which are paid to Prudential Annuities.
Each contract funded through the Account is subject to specific fees and charges, some of which are deducted as an asset-based charge by the Account, while others are deducted either annually or at the time that certain transactions are made.
Insurance Charge - The insurance charge is the combination of the mortality and expense risk charges and the administrative charge. The insurance charge is expressed as an annual charge; however the daily equivalent is deducted on a daily basis from the net assets of each subaccount. This charge is assessed through a reduction in unit values.
A104

Note 8:    Charges and Expenses (continued)

Distribution Charge - The distribution charge is deducted by the Account on certain contracts for a specified time of period. The distribution charge is intended to compensate Prudential Annuities for a portion of the acquisition expenses under the annuity, including promotion and distribution of the annuity. The distribution charge is expressed as an annual charge; however, the daily equivalent is deducted on a daily basis from the net assets of each subaccount. This charge is assessed through a reduction in unit values.
Annual Maintenance Fee - An annual maintenance fee of up to $35 is deducted at the end of each annuity year and upon surrender of the annuity. The annual maintenance fee on certain contracts may be less than $35, may be zero or, under certain circumstances, may be waived based on the account value of the annuity on the anniversary date when the charge is deducted. This charge is assessed through the redemption of units.
Transfer Fees - Transfer fees are charged at a rate of $10 for each transfer after the 20th in each annuity year, as set forth in the respective prospectuses. These charges are assessed through the redemption of units.
Contingent Deferred Sales Charges - Contingent deferred sales charges from 0% to 9% may apply to certain withdrawals from the annuities and upon surrender of the annuity. When applicable, contingent deferred sales charges will apply for a maximum number of years depending on the type of contract. The maximum number of years may be based on the number of years since each purchase payment is applied or from the issue date of the annuity. Certain annuities do not deduct a contingent deferred sales charge upon surrender or withdrawal. Please refer to the prospectus for the contract for a complete description of the contingent deferred sales charge, as well as for any exceptions to the provision that may apply to certain withdrawals during each annuity year. These charges are assessed through the redemption of units.
Premium Taxes - Some states and municipalities impose premium taxes, which currently range up to 3.5% on variable immediate annuity contracts. Depending on the product, these charges are deducted before the net amount is allocated to the investment options in the Account or are assessed through the redemption of units at annuitization.
Optional Benefit Charges - Prior to November 18, 2002, Prudential Annuities offered certain optional benefits as riders to the various contracts where the annual charge to purchase the rider was deducted from the annuity on an annual basis in arrears. Charges on these benefits will continue to be deducted in the same manner. Effective as of November 18, 2002, Prudential Annuities offers riders for optional benefits whose annual charge is deducted on a daily basis from the net assets of each subaccount. The daily charge for the optional benefits is deducted in the same manner as the insurance charge and the distribution charge (if applicable). These charges are assessed through a reduction in unit values.
The following are the base and maximum combined insurance, distribution (when applicable), and optional benefit charges of the respective contracts.

A105

Note 8:    Charges and Expenses (continued)

Products	Base	Maximum
ACN	1.40%	1.65%
Apex	1.40%	2.15%
Apex II	1.65%	3.05%
AS Cornerstone	1.15%	2.55%
AS Impact	1.00%	1.50%
AS Protector	1.40%	1.65%
ASAIA	1.25%	2.25%
ASAP	1.40%	1.65%
ASAP II	1.40%	2.15%
ASAP II Premier	1.40%	1.65%
ASAP III	0.65%	2.60%
ASL	1.40%	2.15%
ASL II	1.65%	3.05%
ASL II Premier	1.65%	2.25%
ASL Premier	1.40%	1.65%
ASVIA	1.25%	1.25%
Choice	0.90%	0.90%
Choice 2000	0.65%	2.05%
Defined Investments Annuity	1.00%	1.75%
Emerald Choice	1.40%	2.15%
Galaxy III	1.00%	1.25%
Harvester Variable Annuity	1.40%	1.65%
Harvester XTra Credit	1.40%	1.65%
Imperium	1.40%	2.15%
Optimum	0.65%	2.65%
Optimum Four	1.65%	3.05%
Optimum Plus	0.65%	3.05%
Optimum XTra	1.75%	3.10%
Prudential FlexGuard	1.20%	1.30%
PSA	1.40%	1.40%
Stagecoach	1.40%	2.15%
Stagecoach Apex II	1.65%	3.00%
Stagecoach ASAP III	1.25%	2.60%
Stagecoach Extra Credit	1.40%	2.15%
Stagecoach Flex	1.40%	2.15%
Stagecoach VA+	1.40%	2.15%
Stagecoach XTra Credit SIX	1.65%	3.00%
Wells Fargo Stagecoach Apex	1.40%	2.15%
XTra Credit	1.40%	2.15%
XTra Credit EIGHT	1.75%	3.10%
XTra Credit FOUR	1.40%	2.15%
XTra Credit FOUR Premier	1.40%	1.65%
XTra Credit Premier	1.40%	1.65%
XTra Credit SIX	0.65%	3.05%

A106

Note 9:    Other

Accumulation units are the basic valuation units used to calculate a contract owner's interest allocated to the variable account before the annuitization date.

Contract owner net payments represent contract owner contributions, net of applicable deductions, charges, and state premium taxes, including amounts transferred to individual subaccounts by the general account to cover greater longevity of annuitants for contracts in payout and remittance of remediation credits to contract owners.

Annuity payments represent periodic payments distributed under the terms of the contract.

Surrenders, withdrawals and death benefits are payments to contract owners and beneficiaries made under the terms of the contracts, including amounts that contract owners have requested to be withdrawn or paid to them.

Net transfers between other subaccounts or fixed rate option are amounts that contract owners have directed to be moved among subaccounts, including permitted transfers to and from the guaranteed interest account and market value adjustment account.

Miscellaneous transactions primarily represent timing related adjustments on contract owner transactions, such as premiums, surrenders, transfers, etc. which are funded by the general account in order to maintain appropriate contract owner account balances.

Other charges are contract level charges assessed through the redemption of units as described in Note 8, Charges and Expenses.

A107

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Prudential Annuities Life Assurance Corporation
and the Contract Owners of Prudential Annuities Life Assurance Corporation Variable Account B

Opinions on the Financial Statements

We have audited the accompanying statements of net assets of each of the subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B in the table below as of the dates indicated in the table below, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts of the Prudential Annuities Life Assurance Corporation Variable Account B as of the dates indicated in the table below, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

AST T. Rowe Price Large-Cap Growth Portfolio (1)	ProFund VP Short Small-Cap (1)
AST Government Money Market Portfolio (1)	ProFund VP Small-Cap Value (1)
AST Cohen & Steers Realty Portfolio (1)	ProFund VP Technology (1)
AST J.P. Morgan Strategic Opportunities Portfolio (1)	ProFund VP Telecommunications (1)
AST T. Rowe Price Large-Cap Value Portfolio (1)	ProFund VP UltraMid-Cap (1)
AST High Yield Portfolio (1)	ProFund VP UltraNASDAQ-100 (1)
AST Small-Cap Growth Opportunities Portfolio (1)	ProFund VP UltraSmall-Cap (1)
AST WEDGE Capital Mid-Cap Value Portfolio (1)	ProFund VP Utilities (1)
AST Small-Cap Value Portfolio (1)	ProFund VP Large-Cap Growth (1)
AST Mid-Cap Growth Portfolio (1)	ProFund VP Large-Cap Value (1)
AST Goldman Sachs Small-Cap Value Portfolio (1)	Rydex VT Nova Fund (1)
AST Hotchkis & Wiley Large-Cap Value Portfolio (1)	Rydex VT NASDAQ-100® Fund (1)
AST Loomis Sayles Large-Cap Growth Portfolio (1)	Rydex VT Inverse S&P 500® Strategy Fund (1)
AST MFS Growth Portfolio (1)	Invesco V.I. Health Care Fund (Series I) (1)
AST Neuberger Berman/LSV Mid-Cap Value Portfolio (1)	Invesco V.I. Technology Fund (Series I) (1)
AST Small-Cap Growth Portfolio (1)	Wells Fargo VT Index Asset Allocation Fund (Class 2) (1)
AST BlackRock Low Duration Bond Portfolio (1)	Wells Fargo VT International Equity Fund (Class 2) (1)
AST BlackRock/Loomis Sayles Bond Portfolio (1)	Wells Fargo VT Small Cap Growth Fund (Class 2) (1)
AST QMA US Equity Alpha Portfolio (1)	AST Fidelity Institutional AM℠ Quantitative Portfolio (1)
AST T. Rowe Price Natural Resources Portfolio (1)	AST Prudential Growth Allocation Portfolio (1)
AST T. Rowe Price Asset Allocation Portfolio (1)	AST Advanced Strategies Portfolio (1)
AST International Value Portfolio (1)	AST Investment Grade Bond Portfolio (1)
AST MFS Global Equity Portfolio (1)	AST Cohen & Steers Global Realty Portfolio (1)
AST J.P. Morgan International Equity Portfolio (1)	AST Emerging Markets Equity Portfolio (1)
AST Templeton Global Bond Portfolio (2)	AST Bond Portfolio 2020 (4)
AST International Growth Portfolio (1)	AST Jennison Large-Cap Growth Portfolio (1)
AST Wellington Management Hedged Equity Portfolio (1)	AST Bond Portfolio 2021 (1)
AST Capital Growth Asset Allocation Portfolio (1)	Wells Fargo VT Omega Growth Fund (Class 2) (1)
AST Academic Strategies Asset Allocation Portfolio (1)	Wells Fargo VT Omega Growth Fund (Class 1) (1)
AST Balanced Asset Allocation Portfolio (1)	Wells Fargo VT Small Cap Growth Fund (Class 1) (1)
AST Preservation Asset Allocation Portfolio (1)	Wells Fargo VT International Equity Fund (Class 1) (1)
A108

AST AllianzGI World Trends Portfolio (1)	AST Bond Portfolio 2022 (1)
AST J.P. Morgan Global Thematic Portfolio (1)	AST Quantitative Modeling Portfolio (1)
AST Goldman Sachs Multi-Asset Portfolio (1)	AST BlackRock Global Strategies Portfolio (1)
AST Western Asset Core Plus Bond Portfolio (1)	Invesco V.I. Diversified Dividend Fund (Series I) (1)
Davis Value Portfolio (1)	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1) (1)
Columbia Variable Portfolio - Asset Allocation Fund (Class 1) (3)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1) (1)
Columbia Variable Portfolio - Small Company Growth Fund (Class 1) (1)	Wells Fargo VT Opportunity Fund (Class 1) (1)
Prudential SP International Growth Portfolio (Class I) (1)	Wells Fargo VT Opportunity Fund (Class 2) (1)
ProFund VP Asia 30 (1)	AST Prudential Core Bond Portfolio (1)
ProFund VP Banks (1)	AST Bond Portfolio 2023 (1)
ProFund VP Bear (1)	AST MFS Growth Allocation Portfolio (1)
ProFund VP Biotechnology (1)	AST Western Asset Emerging Markets Debt Portfolio (1)
ProFund VP Basic Materials (1)	AST MFS Large-Cap Value Portfolio (1)
ProFund VP UltraBull (1)	Invesco V.I. Mid Cap Growth Fund (Series I) (5)
ProFund VP Bull (1)	AST Bond Portfolio 2024 (1)
ProFund VP Consumer Services (1)	AST AQR Emerging Markets Equity Portfolio (6)
ProFund VP Consumer Goods (1)	AST ClearBridge Dividend Growth Portfolio (1)
ProFund VP Oil & Gas (1)	Columbia Variable Portfolio - Government Money Market Fund (Class 1) (1)
ProFund VP Europe 30 (1)	Columbia Variable Portfolio - Income Opportunities Fund (Class 1) (1)
ProFund VP Financials (1)	AST AQR Large-Cap Portfolio (6)
ProFund VP U.S. Government Plus (1)	AST Large-Cap Core Portfolio (1)
ProFund VP Health Care (1)	AST Bond Portfolio 2025 (1)
Access VP High Yield Fund (1)	AST Bond Portfolio 2026 (1)
ProFund VP Industrials (1)	AST Bond Portfolio 2027 (1)
ProFund VP Internet (1)	NVIT Emerging Markets Fund (Class D) (1)
ProFund VP Japan (1)	AST Bond Portfolio 2028 (1)
ProFund VP Precious Metals (1)	AST Bond Portfolio 2029 (1)
ProFund VP Mid-Cap Growth (1)	AST Bond Portfolio 2030 (7)
ProFund VP Mid-Cap Value (1)	AST Bond Portfolio 2031 (8)
ProFund VP Pharmaceuticals (1)	MFS® International Growth Portfolio (Service Shares) (9)
ProFund VP Real Estate (1)	MFS® Total Return Bond Series (Service Shares) (9)
ProFund VP Rising Rates Opportunity (1)	MFS® Total Return Series (Service Shares) (9)
ProFund VP NASDAQ-100 (1)	MFS® Value Series (Service Shares) (9)
ProFund VP Semiconductor (1)	Prudential Government Money Market Portfolio (Class III) (9)
ProFund VP Small-Cap Growth (1)	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Series I) (10)
ProFund VP Short Mid-Cap (1)	AST Global Bond Portfolio (11)
ProFund VP Short NASDAQ-100 (1)

A109

(1)Statement of net assets as of December 31, 2020, statement of operations for the year ended December 31, 2020 and statement of changes in net assets for the years ended December 31, 2020 and 2019.
(2)Statement of net assets as of November 13, 2020 (date of merger), statement of operations for the period January 1, 2020 to November 13, 2020 and statement of changes in net assets for the period January 1, 2020 to November 13, 2020 and for the year ended December 31, 2019.
(3)Statement of net assets as of April 24, 2020 (date of liquidation), statement of operations for the period January 1, 2020 to April 24, 2020 and statement of changes in net assets for the period January 1, 2020 to April 24, 2020 and for the year ended December 31, 2019.
(4)Statement of net assets as of December 31, 2020 (date of liquidation), statement of operations for the year ended December 31, 2020 and statement of changes in net assets for the years ended December 31, 2020 and 2019.
(5)Statement of net assets as of April 30, 2020 (date of merger), statement of operations for the period January 1, 2020 to April 30, 2020 and statement of changes in net assets for the period January 1, 2020 to April 30, 2020 and for the year ended December 31, 2019.
(6)Statement of net assets as of August 14, 2020 (date of merger), statement of operations for the period January 1, 2020 to August 14, 2020 and statement of changes in net assets for the period January 1, 2020 to August 14, 2020 and for the year ended December 31, 2019.
(7)Statement of net assets as of December 31, 2020, statement of operations for the year ended December 31, 2020 and statement of changes in net assets for the year ended December 31, 2020 and for the period January 2, 2019 to December 31, 2019.
(8)Statement of net assets as of December 31, 2020, statement of operations and statement of changes in net assets for the period January 2, 2020 (commencement of operations) to December 31, 2020.
(9)Statement of net assets as of December 31, 2020, statement of operations and statement of changes in net assets for the period May 18, 2020 (commencement of operations) to December 31, 2020.
(10)Statement of net assets as of December 31, 2020, statement of operations and statement of changes in net assets for the period April 30, 2020 (commencement of operations) to December 31, 2020.
(11)Statement of net assets as of December 31, 2020, statement of operations and statement of changes in net assets for the period November 13, 2020 (commencement of operations) to December 31, 2020.

Basis for Opinions

These financial statements are the responsibility of the Prudential Annuities Life Assurance Corporation management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2020 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 9, 2021

We have served as the auditor of one or more of the subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B since 2003.
A110

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
FINANCIAL STATEMENTS INDEX

Management’s Annual Report on Internal Control Over Financial Reporting
Management of Prudential Annuities Life Assurance Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2020, of the Company’s internal control over financial reporting, based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.
Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
This Annual Report does not include an attestation report of the Company’s registered public accounting firm, PricewaterhouseCoopers LLP, regarding the internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.
March 19, 2021

Prudential Annuities Life Assurance Corporation
Statements of Financial Position
December 31, 2020 and 2019 (in thousands, except share amounts)

	December 31, 2020	December 31, 2019
ASSETS
Fixed maturities, available-for-sale, at fair value (allowance for credit losses: 2020-$686) (amortized cost: 2020-$16,177,891; 2019-$12,465,746)	$18,584,685	$13,202,365
Fixed maturities, trading, at fair value (amortized cost: 2020-$1,017,771; 2019-$349,428)	1,114,142	383,198
Equity securities, at fair value (cost: 2020-$279,096; 2019-$63,647)	288,082	67,503
Commercial mortgage and other loans (net of $7,382 and $2,663 allowance for credit losses at December 31, 2020 and 2019, respectively)(1)	1,765,770	1,471,522
Policy loans	11,806	12,366
Short-term investments	318,161	335,358
Other invested assets (includes $204,863 and $10,492 of assets measured at fair value at December 31, 2020 and 2019, respectively)	818,810	474,013
Total investments	22,901,456	15,946,325
Cash and cash equivalents	1,069,211	2,795,163
Deferred policy acquisition costs(1)	4,237,780	4,455,683
Accrued investment income	121,604	102,724
Reinsurance recoverables	694,040	621,510
Income taxes(1)	1,448,714	1,202,714
Value of business acquired	27,247	30,025
Deferred sales inducements	714,598	812,724
Receivables from parent and affiliates	87,620	62,765
Other assets	767,540	139,933
Separate account assets	32,205,296	32,665,431
TOTAL ASSETS	$64,275,106	$58,834,997
LIABILITIES AND EQUITY
LIABILITIES
Future policy benefits	$18,560,891	$12,932,461
Policyholders’ account balances	9,181,459	6,180,359
Payables to parent and affiliates	47,345	185,156
Short-term debt	119,671	242,094
Long-term debt	299,747	419,418
Reinsurance payables	178,860	235,318
Other liabilities(1)	980,692	447,405
Separate account liabilities	32,205,296	32,665,431
Total liabilities	61,573,961	53,307,642
COMMITMENTS AND CONTINGENT LIABILITIES (See Note 15)
EQUITY
Common stock, $100 par value; 25,000 shares authorized, issued and outstanding	2,500	2,500
Additional paid-in capital	4,382,936	5,142,936
Retained earnings / (accumulated deficit)	(3,217,350)	(46,693)
Accumulated other comprehensive income (loss)	1,533,059	428,612
Total equity	2,701,145	5,527,355
TOTAL LIABILITIES AND EQUITY	$64,275,106	$58,834,997
(1) December 31, 2020 amounts include the impacts of the January 1, 2020 adoption of ASU 2016-13. See Note 2 for details.
See Notes to Financial Statements

Prudential Annuities Life Assurance Corporation
Statements of Operations and Comprehensive Income
Years Ended December 31, 2020, 2019 and 2018 (in thousands)

	2020	2019	2018
REVENUES
Premiums	$60,585	$59,550	$67,265
Policy charges and fee income	1,943,599	2,081,046	2,171,278
Net investment income	579,261	551,548	402,808
Asset administration fees and other income	452,071	440,483	389,156
Realized investment gains (losses), net	(5,260,940)	(2,681,320)	884,073
TOTAL REVENUES	(2,225,424)	451,307	3,914,580
BENEFITS AND EXPENSES
Policyholders’ benefits	222,612	143,925	187,088
Interest credited to policyholders’ account balances	180,160	161,209	249,175
Amortization of deferred policy acquisition costs	404,014	272,853	589,795
Commission expense	797,909	889,593	862,338
General, administrative and other expenses	204,866	264,155	181,964
TOTAL BENEFITS AND EXPENSES	1,809,561	1,731,735	2,070,360
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	(4,034,985)	(1,280,428)	1,844,220
Income tax expense (benefit)	(865,720)	(291,101)	161,504
NET INCOME (LOSS)	$(3,169,265)	$(989,327)	$1,682,716
Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	286	182	(1,354)
Net unrealized investment gains (losses)	1,397,749	953,250	(248,688)
Total	1,398,035	953,432	(250,042)
Less: Income tax expense (benefit) related to other comprehensive income (loss)	293,588	200,447	(52,510)
Other comprehensive income (loss), net of taxes	1,104,447	752,985	(197,532)
Comprehensive income (loss)	$(2,064,818)	$(236,342)	$1,485,184

See Notes to Financial Statements

Prudential Annuities Life Assurance Corporation
Statements of Equity
Years Ended December 31, 2020, 2019 and 2018 (in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (loss)	Total Equity
Balance, December 31, 2017	$2,500	$7,145,436	$(776,762)	$(90,124)	$6,281,050
Cumulative effect of adoption of ASU 2016-01			337	(3)	334
Cumulative effect of adoption of ASU 2018-02			36,714	(36,714)	0
Return of capital		(1,025,000)			(1,025,000)
Comprehensive income (loss):
Net income (loss)			1,682,716		1,682,716
Other comprehensive income (loss), net of tax				(197,532)	(197,532)
Total comprehensive income (loss)					1,485,184
Balance, December 31, 2018	2,500	6,120,436	943,005	(324,373)	6,741,568
Cumulative effect of adoption of accounting changes(1)			(371)		(371)
Return of capital		(977,500)			(977,500)
Comprehensive income (loss):
Net income (loss)			(989,327)		(989,327)
Other comprehensive income (loss), net of tax				752,985	752,985
Total comprehensive income (loss)					(236,342)
Balance, December 31, 2019	2,500	5,142,936	(46,693)	428,612	5,527,355
Cumulative effect of adoption of accounting changes(2)			(1,392)		(1,392)
Return of capital		(760,000)			(760,000)
Comprehensive income (loss):
Net income (loss)			(3,169,265)		(3,169,265)
Other comprehensive income (loss), net of tax				1,104,447	1,104,447
Total comprehensive income (loss)					(2,064,818)
Balance, December 31, 2020	$2,500	$4,382,936	$(3,217,350)	$1,533,059	$2,701,145
(1) Includes the impact from the adoption of ASU 2017-08 and 2017-12.
(2) Includes the impact from the adoption of ASU 2016-13. See Note 2.

See Notes to Financial Statements

Prudential Annuities Life Assurance Corporation
Statements of Cash Flows
Years Ended December 31, 2020, 2019 and 2018 (in thousands)

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,169,265)	$(989,327)	$1,682,716
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Policy charges and fee income	249	(813)	(2,686)
Realized investment (gains) losses, net	5,260,940	2,681,320	(884,073)
Depreciation and amortization	(3)	865	7,905
Interest credited to policyholders’ account balances	180,160	161,209	249,175
Change in:
Future policy benefits	1,251,451	1,110,089	1,095,204
Accrued investment income	(18,880)	(11,829)	(2,564)
Net receivables from/payables to parent and affiliates	(7,370)	1,463	(3,163)
Deferred sales inducements	(1,088)	(790)	(2,885)
Deferred policy acquisition costs	64,862	(139,774)	216,799
Income taxes	(539,218)	(438,541)	204,634
Reinsurance recoverables, net	(36,705)	(3,524)	(33,703)
Derivatives, net	(1,753,629)	(193,119)	131,874
Other, net	(60,413)	38,037	167,939
Cash flows from (used in) operating activities	1,171,091	2,215,266	2,827,172
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale/maturity/prepayment of:
Fixed maturities, available-for-sale	708,254	852,596	2,534,470
Fixed maturities, trading	391,557	149	99,656
Equity securities	30,830	8,807	7,896
Commercial mortgage and other loans	33,321	265,657	143,331
Policy loans	1,435	1,439	675
Other invested assets	43,213	27,065	29,103
Short-term investments	8,209,495	1,109,061	984,409
Payments for the purchase/origination of:
Fixed maturities, available-for-sale	(4,445,138)	(3,538,800)	(2,230,936)
Fixed maturities, trading	(1,068,178)	(54,862)	(231,316)
Equity securities	(241,755)	(52,244)	(14,221)
Commercial mortgage and other loans	(311,670)	(382,407)	(125,007)
Policy loans	(167)	(295)	(187)
Other invested assets	(176,496)	(169,863)	(167,930)
Short-term investments	(8,192,050)	(1,406,312)	(311,277)
Notes receivable from parent and affiliates, net	579	(15,442)	3,518
Derivatives, net	522,640	(18,334)	1,073
Other, net	0	0	(69)
Cash flows from (used in) investing activities	(4,494,130)	(3,373,785)	723,188
CASH FLOWS FROM FINANCING ACTIVITIES:
Policyholders’ account deposits	6,666,325	4,012,627	3,150,952
Ceded policyholders’ account deposits	(35,440)	(16,068)	(47,449)
Policyholders’ account withdrawals	(4,032,737)	(3,320,216)	(2,727,850)
Ceded policyholders' account withdrawals	37,612	35,566	30,341
Cash collateral for loaned securities	0	(384)	(16,999)

Prudential Annuities Life Assurance Corporation

Repayments of debt (maturities longer than 90 days)	0	(274,569)	(43,734)
Net increase/(decrease) in short-term borrowing	(242,094)	7,916	0
Drafts outstanding	8,857	(7,503)	(7,026)
Distribution to parent	(760,000)	(977,500)	(1,025,000)
Other, net	(45,436)	(9,721)	0
Cash flows from (used in) financing activities	1,597,087	(549,852)	(686,765)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,725,952)	(1,708,371)	2,863,595
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,795,163	4,503,534	1,639,939
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,069,211	$2,795,163	$4,503,534
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid (refund)	$(326,503)	$147,441	$(43,130)
Interest paid	$24,942	$26,719	$33,901
Significant Non-Cash Transactions
There were no significant non-cash transactions for the years ended December 31, 2020, 2019 and 2018.

See Notes to Financial Statements

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements

1.    BUSINESS AND BASIS OF PRESENTATION
Prudential Annuities Life Assurance Corporation (the “Company” or “PALAC”), with its principal offices in Shelton, Connecticut, is a wholly-owned subsidiary of Prudential Annuities, Inc. (“PAI”), which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey corporation.

The Company has developed long-term savings and retirement products, which are distributed through its affiliated broker dealer company, Prudential Annuities Distributors, Inc. (“PAD”), and third-party distribution networks. The Company issued variable and fixed deferred and immediate annuities for individuals and groups in the United States of America and Puerto Rico. In addition, the Company has a relatively small in-force block of variable life insurance policies. The Company ceased offering these products in March 2010. However, the Company continues to accept additional customer deposits on certain in-force contracts, subject to applicable contract provisions and administrative rules. In 2018, the Company resumed offering annuity products to new investors (except in New York).

The Company surrendered its New York license effective December 31, 2015, and reinsured the majority of its New York business to an affiliate, The Prudential Insurance Company of America (“Prudential Insurance”). The license surrender relieves the Company of the requirement to hold New York statutory reserves on its business in excess of the statutory reserves required by its domiciliary regulator, the Arizona Department of Insurance ("AZDOI"). For the small portion of New York business retained by the Company, a custodial account has been established to hold collateral assets in an amount equal to a percentage of the reserves associated with such business, as calculated in accordance with PALAC's New York Regulation 109 Plan approved by the New York Department of Financial Services.

Effective April 1, 2016, the Company reinsured the variable annuity base contracts, along with the living benefit guarantees, from Pruco Life Insurance Company ("Pruco Life"), excluding the Pruco Life Insurance Company of New Jersey ("PLNJ") business which was reinsured to Prudential Insurance, in each case under a coinsurance and modified coinsurance agreement. This reinsurance agreement covers new and in-force business and excludes business reinsured externally. As of December 31, 2020, Pruco Life discontinued the sales of traditional variable annuities with guaranteed living benefit riders. The discontinuation has no impact on the reinsurance agreement between Pruco Life and the Company. In addition, the living benefit hedging program related to the living benefit guarantees as well as the product risks for retained and reinsured businesses are being managed within the Company and Prudential Insurance, as applicable.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing long-term savings and retirement products, including insurance products, and individual and group annuities.

Basis of Presentation

The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition cost ("DAC") and related amortization; policyholders' account balances related to the fair value of embedded derivative instruments associated with the index-linked features of certain annuity products; value of business acquired ("VOBA") and its amortization; amortization of deferred sales inducements ("DSI"); valuation of investments including derivatives, measurement of allowance for credit losses, and recognition of other-than-temporary impairments ("OTTI"); future policy benefits including guarantees; provision for income taxes and valuation of deferred tax assets; and accruals for contingent liabilities, including estimates for losses in connection with unresolved legal and regulatory matters.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

COVID-19

Beginning in the first quarter of 2020, the outbreak of the novel coronavirus (“COVID-19”) has resulted in extreme stress and disruption in the global economy and financial markets, and has adversely impacted, and may continue to adversely impact, the Company’s results of operations, financial condition and cash flows. Due to the highly uncertain nature of these conditions, it is not possible to estimate the ultimate impacts at this time. The risks may have manifested, and may continue to manifest, in the Company’s financial statements in the areas of, among others, i) investments: increased risk of loss on the Company's investments due to default or deterioration in credit quality or value; ii) insurance liabilities and related balances: potential changes to assumptions regarding investment returns, mortality and policyholder behavior which are reflected in the Company's insurance liabilities and certain related balances (e.g., DAC, VOBA, etc.). The Company cannot predict what impact the COVID-19 pandemic will ultimately have on the global economy, markets or its businesses.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation.
2.    SIGNIFICANT ACCOUNTING POLICIES AND PRONOUNCEMENTS

ASSETS

Fixed maturities, available-for-sale, at fair value ("AFS debt securities") includes bonds, notes and redeemable preferred stock that are carried at fair value. See Note 5 for additional information regarding the determination of fair value. The purchased cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity or, if applicable, call date.

AFS debt securities, where fair value is below amortized cost, are reviewed quarterly to determine whether the amortized cost basis of the security is recoverable. For mortgage-backed and asset-backed AFS debt securities, a credit impairment will be recognized to the extent the amortized cost exceeds the net present value of projected future cash flows (the “net present value”) for the security. For all other AFS debt securities, qualitative factors are first considered including, but not limited to, the extent of the decline and the reasons for the decline in value (e.g., credit events, currency or interest-rate related, including general credit spread widening), and the financial condition of the issuer. If analysis of these qualitative factors results in the security needing to be impaired, the credit impairment will be measured as the extent to which the amortized cost exceeds the net present value. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the AFS debt security at the date of acquisition.

Credit impairment is recognized as an allowance for credit losses and reported in “Realized investment gains (losses), net.” Once the Company has deemed all or a portion of the amortized cost uncollectible, the allowance is removed from the balance sheet by writing down the amortized cost basis of the AFS debt security.

The Company adopted Accounting Standards Update ("ASU") 2016-13, and related ASUs, effective January 1, 2020. See “Recent Accounting Pronouncements” in this Note for additional information about the adoption. Prior to the adoption of ASU 2016-13, credit impairments were recognized as a direct write down to the cost basis of the security.

Interest income, including amortization of premium and accretion of discount, are included in “Net investment income” under the effective yield method. Prepayment premiums are also included in “Net investment income.”

For high credit quality mortgage-backed and asset-backed AFS debt securities (those rated AA or above), the amortized cost and effective yield of the securities are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to “Net investment income” in accordance with the retrospective method.

For mortgage-backed and asset-backed AFS debt securities rated below AA, the effective yield is adjusted prospectively for any changes in the estimated timing and amount of cash flows unless the investment is purchased with credit deterioration or an allowance is currently recorded for the respective security. If an investment is impaired, any changes in the estimated timing and amount of cash flows will be recorded as the credit impairment, as opposed to a yield adjustment. If the asset is purchased with credit deterioration (or previously impaired) the effective yield will be adjusted if there are favorable changes in cash flows subsequent to the allowance being reduced to zero. Prior to the adoption of ASU 2016-13, the effective yield was adjusted prospectively unless an impairment was recorded in the current period.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

For mortgage-backed and asset-backed AFS debt securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including interest rate and prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to interest rate and prepayment assumptions, cash flow estimates also include other assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. These assumptions can significantly impact income recognition and the amount of impairment recognized in earnings and other comprehensive income (loss) (“OCI”). The payment priority of the respective security is also considered. For all other AFS debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security’s position within the capital structure of the issuer.

The Company may use the estimated fair value of collateral, if any, as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an allowance for losses is recognized in earnings for the difference between amortized cost and the net present value and is limited to the difference between amortized cost and fair value of the AFS debt security. Any difference between the fair value and the net present value of the debt security at the impairment measurement date remains in OCI. Changes in the allowance for losses are reported in “Realized investment gains (losses), net.”

When an AFS debt security’s fair value is below amortized cost and (1) the Company has the intent to sell the AFS debt security, or (2) it is more likely than not the Company will be required to sell the AFS debt security before its anticipated recovery, the amortized cost basis of the AFS debt security is written down to fair value and any previously recognized allowance is reversed. The impairment is reported in “Realized investment gains (losses), net.”

The associated unrealized gains and losses, net of tax, and the effect on DAC, VOBA, DSI, future policy benefits and policyholders’ account balances that would result from the realization of unrealized gains and losses, are included in “Accumulated other comprehensive income (loss)” (“AOCI”). Each of these balances is discussed in greater detail below.

Fixed maturities, trading, at fair value consists of fixed maturities that are carried at fair value. Realized and unrealized gains and losses on these investments are reported in “Asset administration fees and other income”, and interest and dividend income from these investments is reported in “Net investment income”.

Equity securities, at fair value is comprised of common stock and mutual fund shares that are carried at fair value. Realized and unrealized gains and losses on these investments are reported in “Asset administration fees and other income", and dividend income is reported in “Net investment income” on the ex-dividend date.

Effective January 1, 2018, the Company adopted ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities using a modified retrospective method. Adoption of this ASU impacted the Company’s accounting and presentation related to equity investments. The most significant impact is that the changes in fair value of equity securities previously classified as “available-for-sale” are reported in net income within “Asset administration fees and other income”, in the Statements of Operations. The impact of this standard resulted in an increase to retained earnings of $337 thousand, a reduction to AOCI of $3 thousand, and an increase to equity of $334 thousand upon adoption on January 1, 2018.

Commercial mortgage and other loans consist of commercial mortgage loans and agricultural property loans. Commercial mortgage and other loans held for investment are generally carried at unpaid principal balance, net of unamortized deferred loan origination fees and expenses and net of the current expected credit loss ("CECL") allowance. Certain off-balance sheet credit exposures (e.g., indemnification of serviced mortgage loans, and certain unfunded mortgage loan commitments where the Company cannot unconditionally cancel the commitment) are also subject to a CECL allowance. See Note 15 for additional information.

Commercial mortgage and other loans acquired, including those related to the acquisition of a business, are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances. Interest income, and the amortization of the related premiums or discounts, are included in “Net investment income” under the effective yield method. Prepayment fees are also included in "Net investment income".

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The CECL allowance represents the Company’s best estimate of expected credit losses over the remaining life of the assets or off-balance sheet credit exposures. The determination of the allowance considers historical credit loss experience, current conditions, and reasonable and supportable forecasts. Prior to the adoption of ASU 2016-13, the allowance was based upon credit losses that were probable of occurring for recognized loans, not an estimate of credit losses that may occur over the remaining life of the asset.

The allowance is calculated separately for commercial mortgage loans, agricultural mortgage loans, and other collateralized and uncollateralized loans. For commercial mortgage and agricultural mortgage loans, the allowance is calculated using an internally developed CECL model.

Key inputs to the CECL model include unpaid principal balances, internal credit ratings, annual expected loss factors, average lives of the loans adjusted for prepayment considerations, current and historical interest rate assumptions, and other factors influencing the Company’s view of the current stage of the economic cycle and future economic conditions. Subjective considerations include a review of whether historical loss experience is representative of current market conditions and the Company’s view of the credit cycle. Model assumptions and factors are reviewed and updated as appropriate. Information about certain key inputs is detailed below.

Key factors in determining the internal credit ratings for commercial mortgage and agricultural mortgage loans include loan-to-value and debt-service-coverage ratios. Other factors include amortization, loan term, and estimated market value growth rate and volatility for the property type and region. The loan-to-value ratio compares the carrying amount of the loan to the fair value of the underlying property or properties collateralizing the loan, and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the carrying amount of the loan exceeds the collateral value. A loan-to-value ratio less than 100% indicates an excess of collateral value over the carrying amount of the loan. The debt service coverage ratio is a property’s net operating income as a percentage of its debt service payments. Debt service coverage ratios less than 1.0 times indicate that property operations do not generate enough income to cover the loan’s current debt payments. A debt service coverage ratio greater than 1.0 times indicates an excess of net operating income over the debt service payments. The values utilized in calculating these ratios are developed as part of the Company’s periodic review of the commercial mortgage loan and agricultural property loan portfolios, which includes an internal appraisal of the underlying collateral value. The Company’s periodic review also includes a quality re-rating process, whereby the internal quality rating originally assigned at underwriting is updated based on current loan, property and market information using a proprietary quality rating system. See Note 3 for additional information related to the loan-to-value ratios and debt service coverage ratios related to the Company’s commercial mortgage and agricultural loan portfolios.

Annual expected loss rates are based on historical default and loss experience factors. Using average lives, the annual expected loss rates are converted into life-of-loan loss expectations.

When individual loans no longer have the credit risk characteristics of the commercial or agricultural mortgage loan pools, they are removed from the pools and are evaluated individually for an allowance. The allowance is determined based on the outstanding loan balance less the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The CECL allowance on commercial mortgage and other loans can increase or decrease from period to period based on the factors noted above. The change in allowance is reported in “Realized investment gains (losses), net.” As it relates to unfunded commitments that are in scope of this guidance, the CECL allowance is reported in “Other liabilities,” and the change in the allowance is reported in “Realized investment gains (losses), net.”

The CECL allowance for other collateralized and uncollateralized loans (e.g., corporate loans) carried at amortized cost is determined based on probability of default and loss given default assumptions by sector, credit quality and average lives of the loans. Additions to or releases of the allowance are reported in “Realized investment gains (losses), net.”

Once the Company has deemed a portion of the amortized costs to be uncollectible, the uncollectible portion of allowance is removed from the balance sheet by writing down the amortized cost basis of the loan. The carrying amount of the loan is not adjusted for subsequent recoveries in value.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Interest received on loans that are past due is either applied against the principal or reported as net investment income based on the Company’s assessment as to the collectability of the principal. The Company defines “past due” as principal or interest not collected at least 30 days past the scheduled contractual due date. See Note 3 for additional information about the Company’s past due loans.

The Company discontinues accruing interest on loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When the Company discontinues accruing interest on a loan, any accrued but uncollectible interest on the loan and other loans backed by the same collateral, if any, is charged against interest income in the same period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, or the loan has been modified, a regular payment performance has been established.

Commercial mortgage and other loans are occasionally restructured in a troubled debt restructuring ("TDR"). These restructurings generally include one or more of the following: full or partial payoffs outside of the original contract terms; changes to interest rates; extensions of maturity; or additions or modifications to covenants. Additionally, the Company may accept assets in full or partial satisfaction of the debt as part of a TDR. When restructurings occur, they are evaluated individually to determine whether the restructuring or modification constitutes a TDR as defined by authoritative accounting guidance. If the borrower is experiencing financial difficulty and the Company has granted a concession, the restructuring, including those that involve a partial payoff or the receipt of assets in full satisfaction of the debt is deemed to be a TDR. When there is a reasonable expectation that the Company will execute a TDR, all effects of the potential restructuring are considered for the estimation of the CECL allowance.

When a loan is modified in a TDR, the CECL allowance of the loan is remeasured using the modified terms and the loan’s original effective yield, and the allowance is adjusted accordingly. The loan will be evaluated to determine whether the loan no longer has similar credit risk characteristics of the commercial or agricultural mortgage loan pools and need to be evaluated for an allowance on an individual basis. Subsequent to the modification, income is recognized prospectively based on the modified terms of the loan.

In a TDR where the Company receives assets in full satisfaction of the debt, any CECL allowance is reversed and a direct write-down of the loan is recorded for the amount of the allowance, and any additional loss, net of recoveries, or any gain is recorded for the difference between the fair value of the assets received and the recorded investment in the loan. When assets are received in partial settlement, the same process is followed, and the remaining loan is evaluated prospectively for credit impairment based on the CECL allowance process noted above.

Policy loans represent funds loaned to policyholders up to the cash surrender value of the associated insurance policies and are carried at the unpaid principal balances due to the Company from the policyholders. Interest income on policy loans is recognized in “Net investment income” at the contract interest rate when earned. Policy loans are fully collateralized by the cash surrender value of the associated insurance policies.

Short-term investments primarily consist of highly liquid debt instruments with a maturity of twelve months or less and greater than three months when purchased. These investments are generally carried at fair value or amortized cost that approximates fair value and include certain money market investments, funds managed similar to regulated money market funds, short-term debt securities issued by government sponsored entities and other highly liquid debt instruments.

Other invested assets consist of the Company’s non-coupon investments in limited partnerships and limited liability companies
("LPs/LLCs"), other than operating joint ventures, as well as derivative assets. LPs/LLCs interests are accounted for using either the equity method of accounting, or at fair value with changes in fair value reported in “Asset administration fees and other income”. The Company’s income from investments in LPs/LLCs accounted for using the equity method, other than the Company’s investments in operating joint ventures, is included in “Net investment income.” The carrying value of these investments is written down, or impaired, to fair value when a decline in value is considered to be other-than-temporary. In applying the equity method (including assessment for OTTI), the Company uses financial information provided by the investee, generally on a one to three-month lag. For the investments reported at fair value with changes in fair value reported in current earnings, the associated realized and unrealized gains and losses are reported in “Asset administration fees and other income”.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sales of fixed maturity securities, investments in joint ventures and limited partnerships and other types of investments, as well as changes to the allowance for credit losses recognized in earnings. Realized investment gains and losses also reflect fair value changes on commercial mortgage loans carried at fair value, and fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment. See “Derivative Financial Instruments” below for additional information regarding the accounting for derivatives.

Cash and cash equivalents include cash on hand, amounts due from banks, certain money market investments, funds managed similar to regulated money market funds, other debt instruments with maturities of three months or less when purchased, other than cash equivalents that are included in "Fixed maturities, available-for-sale, at fair value", and receivables related to securities purchased under agreements to resell (see also "Securities sold under agreements to purchase" below). The Company also engages in overnight borrowing and lending of funds with Prudential Financial and affiliates which are considered cash and cash equivalents. These assets are generally carried at fair value or amortized cost which approximates fair value.

Deferred policy acquisition costs are costs directly related to the successful acquisition of new and renewal insurance and annuity business that have been deferred to the extent such costs are deemed recoverable from future profits. Such DAC primarily includes commissions, costs of policy issuance and underwriting, and certain other expenses that are directly related to successfully acquired contracts. In each reporting period, capitalized DAC is amortized to “Amortization of DAC", net of the accrual of imputed interest on DAC balances. DAC is subject to periodic recoverability testing. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in AOCI.

DAC related to fixed and variable deferred annuity products are generally deferred and amortized over the expected life of the contracts in proportion to gross profits arising principally from investment margins, mortality and expense margins, and surrender charges, based on historical and anticipated future experience, which is updated periodically. The Company uses a reversion to the mean approach for equities to derive future equity return assumptions, however, if the projected equity return calculated using this approach is greater than the maximum equity return assumption, the maximum equity return is utilized. Gross profits also include impacts from the embedded derivatives associated with certain of the optional living benefit features of variable annuity contracts, and index-linked crediting features of certain annuity contracts and related hedging activities. In calculating gross profits, profits and losses related to contracts issued by the Company that are reported in affiliated legal entities other than the Company as a result of, for example, reinsurance agreements with those affiliated entities, are also included. The Company is an indirect subsidiary of Prudential Financial, a United States Securities and Exchange Commission (the "SEC") registrant, and has extensive transactions and relationships with other subsidiaries of Prudential Financial, including reinsurance agreements, as described in Note 10. Incorporating all product-related profits and losses in gross profits, including those that are reported in affiliated legal entities, produces a DAC amortization pattern representative of the total economics of the products. Total gross profits include both actual gross profits and estimates of gross profits for future periods. The Company regularly evaluates and adjusts DAC balances with a corresponding charge or credit to current period earnings, representing a cumulative adjustment to all prior periods’ amortization, for the impact of actual gross profits and changes in the Company's projections of estimated future gross profits. Adjustments to DAC balances include: (i) annual review of assumptions that reflect the comprehensive review of the assumptions used in estimating gross profits for future periods (ii) quarterly adjustments for current period experience (also referred to as “experience true-up” adjustments) that reflect the impact of differences between actual gross profits for a given period and the previously estimated expected gross profits for that period and (iii) quarterly adjustments for market performance (also referred to as “experience unlocking”) that reflect the impact of changes to the Company's estimate of total gross profits to reflect actual fund performance and market conditions.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. For internal replacement transactions, except those that involve the addition of a nonintegrated contract feature that does not change the existing base contract, the unamortized DAC is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new terms are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies. See Note 6 for additional information regarding DAC.

Accrued investment income primarily includes accruals of interest and dividend income from investments that have been earned but not yet received.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Reinsurance recoverables include corresponding receivables associated with reinsurance arrangements with affiliates, and are reported on the Statements of Financial Position net of the CECL allowance. The CECL allowance considers the credit quality of the reinsurance counterparty and is generally determined based on the probability of default and loss given default assumptions, after considering any applicable collateral arrangements. The CECL allowance does not apply to reinsurance recoverables with affiliated counterparties under common control. Additions to or releases of the allowance are reported in “Policyholders’ benefits.” Prior to the adoption of this standard, an allowance for credit losses for reinsurance recoverables was established only when it was deemed probable that a reinsurer may fail to make payments to us in a timely manner. For additional information about these arrangements see Note 10.

Income taxes receivable primarily represents the net deferred tax asset and the Company’s estimated taxes receivable for the current year and open audit years.

The Company is a member of the federal income tax return of Prudential Financial and primarily files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential Financial, total federal income tax expense is determined on a separate company basis. Members record tax benefits to the extent tax losses or tax credits are recognized in the consolidated federal tax provision.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent such as expenses that are not deductible in the Company’s tax return, and some differences are temporary, reversing over time, such as valuation of insurance reserves. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which the Company has already recorded the tax benefit in the Company’s Statements of Operations. Deferred tax liabilities generally represent tax expense recognized in the Company’s financial statements for which payment has been deferred, or expenditures for which the Company has already taken a deduction in the Company’s tax return but have not yet been recognized in the Company’s financial statements.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company’s deferred tax assets and establish a valuation allowance if necessary to reduce the Company’s deferred tax assets to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. See Note 11 for a discussion of factors considered when evaluating the need for a valuation allowance.

In December of 2017, SEC staff issued "SAB 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act" ("SAB 118"), which allowed registrants to record provisional amounts during a 'measurement period' not to extend beyond one year. Under the relief provided by SAB 118, a company could recognize provisional amounts when it did not have the necessary information available, prepared or analyzed in reasonable detail to complete its accounting for the change in tax law. See Note 11 for a discussion of refinements to the provisional amount related to The United States Tax Cuts and Jobs Act of 2017 ("Tax Act of 2017") included in "Income tax expense (benefit)" in 2018.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on tax returns. The application of this guidance is a two-step process. First, the Company determines whether it is more likely than not, based on the technical merits, that the tax position will be sustained upon examination. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. The Company measures the tax position as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate resolution with a taxing authority that has full knowledge of all relevant information. This measurement considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)
The Company’s liability for income taxes includes a liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service (“IRS”) or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards (“tax attributes”), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. See Note 11 for additional information regarding income taxes.

Effective January 1, 2018, the Company adopted ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (Loss), which allowed a reclassification from AOCI to retained earnings for stranded effects resulting from the Tax Act of 2017. The Company elected to apply the ASU subsequent to recording the adoption impacts of ASU 2016-01 as described above. As a result, the Company reclassified stranded effects resulting from the Tax Act of 2017 by increasing AOCI and decreasing retained earnings, each by $36.7 million upon adoption on January 1, 2018. Stranded effects unrelated to the Tax Act of 2017 are generally released from AOCI when an entire portfolio of the type of item related to the stranded effect is liquidated, sold or extinguished (i.e., portfolio approach).

Value of business acquired represents identifiable intangible assets to which a portion of the purchase price in a business acquisition is attributed under the application of purchase accounting. VOBA represents an adjustment to the stated value of inforce insurance contract liabilities to present them at fair value, determined as of the acquisition date. VOBA balances are subject to recoverability testing, in the manner in which it was acquired. The Company has established a VOBA asset primarily for its acquisition of American Skandia Life Assurance Corporation. The Company amortizes VOBA over the anticipated life of the acquired contracts using the same methodology and assumptions used to amortize DAC. The Company records amortization of VOBA in “General, administrative, and other expenses.” See Note 7 for additional information regarding VOBA.

Deferred sales inducements represent various types of sales inducements to contractholders related to fixed and variable deferred annuity contracts. The Company defers sales inducements and amortizes them over the expected life of the policy using the same methodology and assumptions used to amortize DAC. Sales inducement balances are subject to periodic recoverability testing. The Company records amortization of DSI in “Interest credited to policyholders’ account balances.” DSI for applicable products is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in AOCI. See Note 9 for additional information regarding sales inducements.

Other assets consist primarily of deposit assets as well as deferral and amortization of gains related to a reinsurance agreement using deposit accounting under U.S. GAAP, which as of December 31, 2020 and 2019 was $425.9 million and $67.3 million, respectively. Also included are accruals for asset administration fees, deferred loss on reinsurance with an affiliate and receivables resulting from sales of securities that had not yet settled at the balance sheet date.

Separate account assets represent segregated funds that are invested for certain contractholders. The contractholder has the option of directing funds to a wide variety of investment options, most of which invest in mutual funds. The investment risk on the variable portion of a contract is borne by the contractholder, except to the extent of minimum guarantees by the Company, which are not separate account liabilities. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The investment income and realized investment gains or losses from separate accounts generally accrue to the contractholders and are not included in the Company’s results of operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Policy charges and fee income”. Asset administration fees charged to the accounts are included in “Asset administration fees and other income”. See Note 9 for additional information regarding separate account arrangements with contractual guarantees. See also “Separate account liabilities” below.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

LIABILITIES

Future policy benefits include liabilities for guarantee benefits related to certain long-duration life and annuity contracts, which are discussed more fully in Note 9. These reserves represent reserves for the guaranteed minimum death and optional living benefit features on the Company’s variable annuity products. The optional living benefits are primarily accounted for as embedded derivatives, with fair values calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. For additional information regarding the valuation of these optional living benefit features, see Note 5.

The Company’s liability for future policy benefits also includes reserves based on the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality. Expected mortality is generally based on Company experience, industry data, and/or other factors. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are “locked-in” upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by recognizing a premium deficiency. A premium deficiency exists when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses. If a premium deficiency is recognized, the assumptions without a provision for the risk of adverse deviation as of the premium deficiency test date are locked-in and used in subsequent valuations. The net reserves continue to be subject to premium deficiency testing. Any adjustments to future policy benefit reserves related to net unrealized gains on securities classified as available-for-sale are included in AOCI. See Note 8 for additional information regarding future policy benefits.

Policyholders’ account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. These policyholders’ account balances also include provision for benefits under non-life contingent payout annuities. See Note 8 for additional information regarding policyholders’ account balances. Policyholders’ account balances also includes amounts representing the fair value of embedded derivative instruments associated with the index-linked features of certain annuity products. For additional information regarding the valuation of these embedded derivatives, see Note 5.

Cash collateral for loaned securities represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income or to facilitate trading activity. As part of securities lending transactions, the Company transfers U.S. and foreign debt and equity securities, as well as U.S. government and government agency securities, and receives cash as collateral. Cash proceeds from securities lending transactions are primarily used to earn spread income, and are typically invested in cash equivalents, short-term investments or fixed maturities. Securities lending transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company’s securities lending transactions are with large brokerage firms and large banks. Income and expenses associated with securities lending transactions used to earn spread income are reported as “Net investment income”.

Securities sold under agreements to repurchase represent liabilities associated with securities repurchase agreements that are used primarily to earn spread income. As part of securities repurchase agreements, the Company transfers U.S. government and government agency securities to a third-party and receives cash as collateral. For securities repurchase agreements, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities. Receivables associated with securities purchased under agreements to resell are generally reflected as cash equivalents. As part of securities resale agreements, the Company invests cash and receives as collateral U.S. government securities or other debt securities.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Securities repurchase and resale agreements that satisfy certain criteria are treated as secured borrowing or secured lending arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective transactions. For securities purchased under agreements to resell, the Company’s policy is to take possession or control of the securities either directly or through a third-party custodian. These securities are valued daily and additional securities or cash collateral is received, or returned, when appropriate to protect against credit exposure. Securities to be resold are the same, or substantially the same, as the securities received. The majority of these transactions are with large brokerage firms and large banks. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. The Company obtains collateral in an amount at least equal to 95% of the fair value of the securities sold. Securities to be repurchased are the same, or substantially the same, as those sold. The majority of these transactions are with highly rated money market funds. Income and expenses related to these transactions executed within the insurance companies used to earn spread income are reported as “Net investment income”.

Short-term and long-term debt liabilities are primarily carried at an amount equal to unpaid principal balance, net of unamortized discount or premium and debt issue costs. Original-issue discount or premium and debt-issue costs are recognized as a component of interest expense over the period the debt is expected to be outstanding, using the interest method of amortization. Interest expense is generally presented within “General, administrative and other expenses” in the Company’s Statements of Operations. Short-term debt is debt coming due in the next twelve months, including that portion of debt otherwise classified as long-term. The short-term debt caption may exclude short-term debt items for which the Company has the intent and ability to refinance on a long-term basis in the near term. See Note 14 for additional information regarding short-term and long-term debt.

Reinsurance payables include corresponding payables associated with reinsurance arrangements with affiliates. For additional information about these arrangements see Note 10.

Other liabilities consist primarily of a funds withheld liability for assets retained under a reinsurance agreement that corresponds to the deposit assets above in "Other assets". The funds withheld liability was $386.0 million and $60.4 million as of December 31, 2020 and 2019, respectively. Also included are accrued expenses, technical overdrafts, deferred gain on reinsurance, and payables resulting from purchases of securities that had not yet settled at the balance sheet date. Other liabilities may also include derivative instruments for which fair values are determined as described below under “Derivative Financial Instruments”.

Separate account liabilities primarily represent the contractholders’ account balance in separate account assets and to a lesser extent borrowings of the separate account, and will be equal and offsetting to total separate account assets. See also “Separate account assets” above.

Commitments and contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. These accruals are generally reported in “Other liabilities”.

REVENUES AND BENEFITS AND EXPENSES

Insurance Revenue and Expense Recognition

Revenues for variable deferred annuity contracts consist of charges against contractholder account values or separate accounts for mortality and expense risks, administration fees, surrender charges and an annual maintenance fee per contract. Revenues for mortality and expense risk charges and administration fees are recognized as assessed against the contractholder. Surrender charge revenue is recognized when the surrender charge is assessed against the contractholder at the time of surrender. Liabilities for the variable investment options on annuity contracts represent the account value of the contracts and are included in “Separate account liabilities”.

Revenues for variable immediate annuity and supplementary contracts with life contingencies consist of certain charges against contractholder account values including mortality and expense risks and administration fees. These charges and fees are recognized as revenue when assessed against the contractholder. Liabilities for variable immediate annuity contracts represent the account value of the contracts and are included in “Separate account liabilities”.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Revenues for fixed immediate annuity and fixed supplementary contracts with and without life contingencies consist of net investment income. In addition, revenues for fixed immediate annuity contracts with life contingencies also consist of single premium payments recognized as annuity considerations when received. Reserves for contracts without life contingencies are included in “Policyholders’ account balances” while reserves for contracts with life contingencies are included in “Future policy benefits.” Assumed interest rates ranged from 0.0% to 8.3% at December 31, 2020 and 2019.

Revenues for variable life insurance contracts consist of charges against contractholder account values or separate accounts for expense charges, administration fees, cost of insurance charges and surrender charges. Certain contracts also include charges against premium to pay state premium taxes. All of these charges are recognized as revenue when assessed against the contractholder. Liabilities for variable life insurance contracts represent the account value of the contracts and are included in “Separate account liabilities”.

Certain individual annuity contracts provide the contractholder a guarantee that the benefit received upon death or annuitization will be no less than a minimum prescribed amount. These benefits are accounted for as insurance contracts and are discussed in further detail in Note 9. The Company also provides contracts with certain optional living benefits which are considered embedded derivatives. See Note 5 for information regarding the valuation of these embedded derivatives and Note 9 for additional information regarding these contracts.

Amounts received as payment for variable annuities and other contracts without life contingencies are reported as deposits to “Policyholders’ account balances” and/or “Separate account liabilities.” Revenues from these contracts are reflected in “Policy charges and fee income” consisting primarily of fees assessed during the period against the policyholders’ account balances for policy administration charges and surrender charges. In addition to fees, the Company earns investment income from the investments in the Company’s general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are generally deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders’ account balances and amortization of DAC, DSI and VOBA.

Policyholders’ account balances also includes amounts representing the fair value of embedded derivative instruments associated with the index-linked features of certain annuity products. For additional information regarding the valuation of these embedded derivatives, see Note 5.

Asset administration fees and other income principally includes asset-based asset management fees, which are recognized in the period in which the services are performed. This financial statement line also includes realized and unrealized gains or losses from investments reported as “Fixed maturities, trading, at fair value”, “Equity securities, at fair value”, and “Other invested assets” that are measured at fair value.

OTHER ACCOUNTING POLICIES

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns, and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk ("NPR") used in valuation models. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options and may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties, while others are bilateral contracts between two counterparties. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models.

Derivatives are used to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate, credit, foreign currency and equity risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. As discussed in detail below and in Note 4, all realized and unrealized changes in fair value of derivatives are recorded in current earnings, with the exception of cash flow hedges. Cash flows from derivatives are reported in the operating, investing, or financing activities sections in the Statements of Cash Flows based on the nature and purpose of the derivative.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Derivatives are recorded either as assets, within “Other invested assets,” or as liabilities, within “Payables to parent and affiliates,” except for embedded derivatives which are recorded with the associated host contract. The Company nets the fair value of all derivative financial instruments with counterparties for which a master netting arrangement has been executed.

The Company designates derivatives as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge); or (2) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship.

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in AOCI until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the Statements of Operations line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective cash flow hedge or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in “Realized investment gains (losses), net.” The component of AOCI related to discontinued cash flow hedges is reclassified to the Statements of Operations line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in “Realized investment gains (losses), net.” Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized currently in “Realized investment gains (losses), net.” Gains and losses that were in AOCI pursuant to the hedge of a forecasted transaction are recognized immediately in “Realized investment gains (losses), net”.

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in “Realized investment gains (losses), net” without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that contain derivative instruments that are “embedded” in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded instrument possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded instrument qualifies as an embedded derivative that is separated from the host contract, carried at fair value, and changes in its fair value are included in “Realized investment gains (losses), net.” For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to carry the entire instrument at fair value and report it within “Fixed maturities, trading, at fair value" or "Equity securities, at fair value".

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

RECENT ACCOUNTING PRONOUNCEMENTS

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of ASUs to the FASB Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all ASUs. ASUs listed below include those that have been adopted during the current fiscal year and/or those that have been issued but not yet adopted as of December 31, 2020 and as of the date of this filing. ASUs not listed below were assessed and determined to be either not applicable or not material.

Adoption of ASU 2016-13

The Company adopted ASU 2016-13, and related ASUs, effective January 1, 2020 using the modified retrospective method for certain financial assets carried at amortized cost and certain off-balance sheet exposures. The modified retrospective method results in a cumulative effect adjustment to opening retained earnings. The Company adopted the guidance related to fixed maturities, available-for-sale on a prospective basis.

This ASU requires the use of a new CECL model to account for expected credit losses on certain financial assets reported at amortized cost (e.g., loans held for investment, reinsurance receivables, etc.) and certain off-balance sheet credit exposures (e.g., indemnification of serviced mortgage loans and certain loan commitments). The guidance requires an entity to estimate lifetime credit losses related to such financial assets and credit exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that may affect the collectability of the reported amounts. The standard also modifies the OTTI guidance for fixed maturities, available-for-sale requiring the use of an allowance rather than a direct write-down of the investment.

The impacts of this ASU on the Company’s Financial Statements primarily include (1) A Cumulative Effect Adjustment Upon Adoption; (2) Changes to the Presentation of the Statements of Financial Position and Statements of Operations; and (3) Changes to Accounting Policies. Each of these impacts is described below.

(1) Cumulative Effect Adjustment Upon Adoption

Adoption of the standard resulted in a cumulative effect adjustment to opening retained earnings in the amount of $1.4 million, primarily related to commercial mortgage and other loans. The impact of adoption is not material to the following financial statement line items: deferred policy acquisition costs; income taxes; and other liabilities. The prospective adoption of the portions of the standard related to fixed maturities, available-for-sale resulted in no impact to opening retained earnings.

(2) Changes to the Presentation of the Statements of Financial Position and Statements of Operations

The allowance for credit losses is presented parenthetically on relevant line items in the Statements of Financial Position. In the Statements of Operations, realized investment gains (losses), net are presented on one line item and will no longer reflect the breakout of OTTI on fixed maturity securities; OTTI on fixed maturity securities transferred to OCI; and other realized investment gains (losses), net. The presentation of this detail in prior periods is immaterial.

(3) Changes to Accounting Policies

The narrative description of our significant accounting policies at the beginning of this Note reflects our policies as of December 31, 2020, including the policies associated with the adoption of ASU 2016-13.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Other ASUs adopted during the year ended December 31, 2020

Standard	Description	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	This ASU provides optional relief for certain contracts impacted by reference rate reform. The standard permits an entity to consider contract modification due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. The ASU also temporarily (until December 31, 2022) allows hedge relationships to continue without de-designation upon changes due to reference rate reform.	March 12, 2020 to December 31, 2022 using the prospective method.	This ASU did not have a significant impact on the Company’s Financial Statements and Notes to the Financial Statements. The Company made the election under ASU 2020-04 for all applicable contracts as they converted from the current reference rate to the new reference rate.

ASU issued but not yet adopted as of December 31, 2020 — ASU 2018-12

ASU 2018-12, Financial Services - Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts, was issued by the FASB on August 15, 2018 and is expected to have a significant impact on the Company’s Financial Statements and Notes to the Financial Statements. In October 2019, the FASB issued ASU 2019-09, Financial Services - Insurance (Topic 944): Effective Date to affirm its decision to defer the effective date of ASU 2018-12 to January 1, 2022 (with early adoption permitted), representing a one year extension from the original effective date of January 1, 2021. As a result of the COVID-19 pandemic, in November 2020, the FASB issued ASU 2020-11, Financial Services-Insurance (Topic 944): Effective Date and Early Application to defer for an additional one year the effective date of ASU 2018-12 from January 1, 2022 to January 1, 2023, and to provide transition relief to facilitate the early adoption of the ASU. The transition relief would allow large calendar-year public companies that early adopt ASU 2018-12 to apply the guidance either as of January 1, 2020 or January 1, 2021 (and record transition adjustments as of January 1, 2020 or January 1, 2021, respectively) in the 2022 financial statements. Companies that do not early adopt ASU 2018-12 would apply the guidance as of January 1, 2021 (and record transition adjustments as of January 1, 2021) in the 2023 financial statements. The Company currently intends to adopt ASU 2018-12 effective January 1, 2023. ASU 2018-12 will impact, at least to some extent, the accounting and disclosure requirements for all long-duration insurance and investment contracts issued by the Company. Outlined below are four key areas of change, although there are other less significant changes not noted below. In addition to the impacts to the balance sheet upon adoption, the Company also expects an impact to how earnings emerge thereafter.

ASU 2018-12 Amended Topic	Description	Method of adoption	Effect on the financial statements or other significant matters
Cash flow assumptions used to measure the liability for future policy benefits for non-participating traditional and limited-pay insurance products	Requires an entity to review, and if necessary, update the cash flow assumptions used to measure the liability for future policy benefits, for both changes in future assumptions and actual experience, at least annually using a retrospective update method with a cumulative catch-up adjustment recorded in a separate line item in the Statements of Operations.	An entity may choose one of two adoption methods for the liability for future policy benefits: (1) a modified retrospective transition method whereby the entity may choose to apply the amendments to contracts in force as of the beginning of the prior year (if early adoption is elected) or as of the beginning of the earliest period presented on the basis of their existing carrying amounts, adjusted for the removal of any related amounts in AOCI or (2) a full retrospective transition method.	The options for method of adoption and the impacts of such methods are under assessment.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Discount rate assumption used to measure the liability for future policy benefits for non-participating traditional and limited-pay insurance products	Requires discount rate assumptions to be based on an upper-medium grade fixed income instrument yield, which will be updated each quarter with the impact recorded through OCI. An entity shall maximize the use of relevant observable information and minimize the use of unobservable information in determining the discount rate assumptions.	As noted above, an entity may choose either a modified retrospective transition method or full retrospective transition method for the liability for future policy benefits. Under either method, for balance sheet remeasurement purposes, the liability for future policy benefits will be remeasured using current discount rates as of either the beginning of the prior year (if early adoption is elected)or the beginning of the earliest period presented with the impact recorded as a cumulative effect adjustment to AOCI.	Upon adoption, under either transition method, there will be an adjustment to AOCI as a result of remeasuring in-force contract liabilities using current upper-medium grade fixed income instrument yields. The adjustment upon adoption will largely reflect the difference between discount rates locked-in at contract inception versus current discount rates at transition. The magnitude of such adjustment is currently being assessed.
Amortization of DAC and other balances	Requires DAC and other balances, such as unearned revenue reserves and DSI, to be amortized on a constant level basis over the expected term of the related contract, independent of expected profitability.	An entity may apply one of two adoption methods: (1) a modified retrospective transition method whereby the entity may choose to apply the amendments to contracts in force as of the beginning of the prior year (if early adoption is elected) or as of the beginning of the earliest period presented on the basis of their existing carrying amounts, adjusted for the removal of any related amounts in AOCI or (2) if an entity chooses a full retrospective transition method for its liability for future policy benefits, as described above, it is required to also use a full retrospective transition method for DAC and other balances.	The options for method of adoption and the impacts of such methods are under assessment. Under the modified retrospective transition method, the Company would not expect a significant impact to the balance sheet, other than the impact of the removal of any related amounts in AOCI.
Market Risk Benefits ("MRB")	Requires an entity to measure all market risk benefits (e.g., living benefit and death benefit guarantees associated with variable annuities) at fair value, and record MRB assets and liabilities separately on the Statements of Financial Position. Changes in fair value of market risk benefits are recorded in net income, except for the portion of the change in MRB liabilities attributable to changes in an entity’s NPR, which is recognized in OCI.	An entity shall adopt the guidance for market risk benefits using the retrospective transition method, which includes a cumulative-effect adjustment on the balance sheet as of either the beginning of prior year (if early adoption is elected) or the beginning of the earliest period presented. An entity shall maximize the use of relevant observable information and minimize the use of unobservable information in determining the balance of the market risk benefits upon adoption.	Upon adoption, the Company expects an impact to retained earnings for the difference between the fair value and carrying value of benefits not currently measured at fair value (e.g., guaranteed minimum death benefits ("GMDB") on variable annuities) and an impact from reclassifying the cumulative effect of changes in NPR from retained earnings to AOCI. The magnitude of such adjustments is currently being assessed.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

3.    INVESTMENTS

Fixed Maturity Securities

The following tables set forth the composition of fixed maturity securities (excluding investments classified as trading), as of the dates indicated:

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
	(in thousands)
Fixed maturities, available-for-sale:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$7,283,403	$1,631,715	$12,686	$0	$8,902,432
Obligations of U.S. states and their political subdivisions	258,135	19,512	156	0	277,491
Foreign government bonds	153,009	24,378	4	0	177,383
U.S. public corporate securities	3,112,420	339,348	1,361	0	3,450,407
U.S. private corporate securities	1,736,035	155,943	4,706	209	1,887,063
Foreign public corporate securities	513,204	29,029	408	0	541,825
Foreign private corporate securities	1,338,936	158,227	2,851	477	1,493,835
Asset-backed securities(1)	984,318	9,870	1,605	0	992,583
Commercial mortgage-backed securities	728,522	57,522	102	0	785,942
Residential mortgage-backed securities(2)	69,909	5,818	3	0	75,724
Total fixed maturities, available-for-sale	$16,177,891	$2,431,362	$23,882	$686	$18,584,685
(1)Includes credit-tranched securities collateralized by loan obligations, auto loans, education, equipment leases and sub-prime mortgages.
(2)Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	OTTI in AOCI(3)
	(in thousands)
Fixed maturities, available-for-sale:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$6,667,347	$491,943	$39,466	$7,119,824	$0
Obligations of U.S. states and their political subdivisions	252,304	7,814	436	259,682	0
Foreign government bonds	203,386	19,518	20	222,884	0
U.S. public corporate securities	1,615,060	126,947	1,331	1,740,676	0
U.S. private corporate securities	1,159,962	50,720	3,343	1,207,339	0
Foreign public corporate securities	321,111	16,989	113	337,987	0
Foreign private corporate securities	1,171,411	50,069	7,995	1,213,485	0
Asset-backed securities(1)	443,767	3,405	2,734	444,438	(20)
Commercial mortgage-backed securities	557,584	20,941	236	578,289	0
Residential mortgage-backed securities(2)	73,814	3,960	13	77,761	0
Total fixed maturities, available-for-sale	$12,465,746	$792,306	$55,687	$13,202,365	$(20)
(1)Includes credit-tranched securities collateralized by loan obligations, sub-prime mortgages, auto loans, equipment leases and education loans.
(2)Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(3)Represents the amount of unrealized losses remaining in AOCI, from the impairment measurement date. Amount excludes $14.3 million of net unrealized gains on impaired available-for-sale securities relating to changes in the value of such securities subsequent to the impairment measurement date.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The following table sets forth the fair value and gross unrealized losses on available-for-sale fixed maturity securities without an allowance for credit losses aggregated by investment category and length of time that individual fixed maturity securities had been in a continuous unrealized loss position, as of the date indicated:

	December 31, 2020
	Less Than Twelve Months		Twelve Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
Fixed maturities, available-for-sale:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$244,507	$12,686	$0	$0	$244,507	$12,686
Obligations of U.S. states and their political subdivisions	9,440	156	0	0	9,440	156
Foreign government bonds	257	1	87	3	344	4
U.S. public corporate securities	117,755	1,335	2,185	26	119,940	1,361
U.S. private corporate securities	35,411	2,614	16,071	2,092	51,482	4,706
Foreign public corporate securities	69,610	408	0	0	69,610	408
Foreign private corporate securities	11,679	188	50,809	2,663	62,488	2,851
Asset-backed securities	219,535	320	246,535	1,285	466,070	1,605
Commercial mortgage-backed securities	45,617	102	0	0	45,617	102
Residential mortgage-backed securities	0	0	80	3	80	3
Total fixed maturities, available-for-sale	$753,811	$17,810	$315,767	$6,072	$1,069,578	$23,882
The following table sets forth the fair value and gross unrealized losses on fixed maturity securities aggregated by investment category and length of time that individual fixed maturity securities had been in a continuous unrealized loss position, as of the date indicated:

	December 31, 2019
	Less Than Twelve Months		Twelve Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
Fixed maturities, available-for-sale:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$1,336,007	$39,456	$5,855	$10	$1,341,862	$39,466
Obligations of U.S. states and their political subdivisions	97,752	436	0	0	97,752	436
Foreign government bonds	804	13	132	7	936	20
U.S. public corporate securities	93,147	870	15,491	461	108,638	1,331
U.S. private corporate securities	82,709	2,111	59,797	1,232	142,506	3,343
Foreign public corporate securities	50,150	113	0	0	50,150	113
Foreign private corporate securities	97,414	1,652	91,863	6,343	189,277	7,995
Asset-backed securities	103,911	717	235,759	2,017	339,670	2,734
Commercial mortgage-backed securities	66,071	236	0	0	66,071	236
Residential mortgage-backed securities	633	12	7	1	640	13
Total fixed maturities, available-for-sale	$1,928,598	$45,616	$408,904	$10,071	$2,337,502	$55,687

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

As of December 31, 2020, the gross unrealized losses on fixed maturity available-for-sale securities without an allowance were composed of $17.4 million related to “1” highest quality or “2” high quality securities based on the National Association of Insurance Commissioners (“NAIC”) or equivalent rating and $6.5 million related to other than high or highest quality securities based on NAIC or equivalent rating. As of December 31, 2020, the $6.1 million of gross unrealized losses of twelve months or more were concentrated in the Company’s corporate securities within the transportation, industrial other and consumer non-cyclical sectors and in asset-backed securities.
As of December 31, 2019, the gross unrealized losses on fixed maturity securities were composed of $52.5 million related to “1” highest quality or “2” high quality securities based on the NAIC or equivalent rating and $3.2 million related to other than high or highest quality securities based on NAIC or equivalent rating. As of December 31, 2019, the $10.1 million of gross unrealized losses of twelve months or more were concentrated in the Company’s corporate securities within the consumer non-cyclical, utility and consumer cyclical sectors and in asset-backed securities.
In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for credit losses related to these fixed maturity securities was not warranted at December 31, 2020. These conclusions were based on a detailed analysis of the underlying credit and cash flows on each security. Gross unrealized losses are primarily attributable to general credit spread widening, increases in interest rates, foreign currency exchange rate movements and the financial condition or near-term prospects of the issuer. As of December 31, 2020, the Company did not intend to sell these securities, and it was not more likely than not that the Company would be required to sell these securities before the anticipated recovery of the remaining amortized cost basis.
The following table sets forth the amortized cost and fair value of fixed maturities by contractual maturities, as of the date indicated:

	December 31, 2020
	Amortized Cost	Fair Value
	(in thousands)
Fixed maturities, available-for-sale:
Due in one year or less	$152,370	$155,115
Due after one year through five years	1,722,432	1,805,629
Due after five years through ten years	2,673,138	2,942,517
Due after ten years	9,847,202	11,827,175
Asset-backed securities	984,318	992,583
Commercial mortgage-backed securities	728,522	785,942
Residential mortgage-backed securities	69,909	75,724
Total fixed maturities, available-for-sale	$16,177,891	$18,584,685

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed and residential mortgage-backed securities are shown separately in the table above, as they do not have a single maturity date.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The following table sets forth the sources of fixed maturity proceeds and related investment gains (losses), as well as losses on write-downs, impairments and the allowance for credit losses of fixed maturities, for the periods indicated:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Fixed maturities, available-for-sale:
Proceeds from sales(1)	$670,621	$384,592	$2,126,886
Proceeds from maturities/prepayments	311,133	468,004	404,679
Gross investment gains from sales and maturities	19,721	3,259	21,129
Gross investment losses from sales and maturities	(22,144)	(3,364)	(98,047)
OTTI recognized in earnings(2)	N/A	(3,826)	(6,813)
Write-downs recognized in earnings(3)	(693)	N/A	N/A
(Addition to) release of allowance for credit losses(4)	(686)	N/A	N/A

(1)Includes $273.5 million, $0.0 million and $(2.9) million of non-cash related proceeds due to the timing of trade settlements for the years ended December 31, 2020, 2019 and 2018, respectively.
(2)For the years ended December 31, 2019 and 2018, amounts exclude the portion of OTTI amounts remaining in OCI, representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.
(3)For the year ended December 31, 2020, amounts represent write-downs of credit adverse securities, write-downs on securities approaching maturity related to foreign exchange movements and securities actively marketed for sale.
(4)Effective January 1, 2020, credit losses on available-for-sale fixed maturity securities are recorded within the “allowance for credit losses.”

The following table sets forth the activity in the allowance for credit losses for fixed maturity securities, as of the date indicated:

	Year Ended December 31, 2020
	U.S. Treasury Securities and Obligations of U.S. States	Foreign Government Bonds	U.S. and Foreign Corporate Securities	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Residential Mortgage-Backed Securities	Total
	(in thousands)
Fixed maturities, available-for-sale:
Balance, beginning of year	$0	$0	$0	$0	$0	$0	$0
Additions to allowance for credit losses not previously recorded	0	0	1,383	0	0	0	1,383
Reductions for securities sold during the period	0	0	(5)	0	0	0	(5)
Addition (reductions) on securities with previous allowance	0	0	(692)	0	0	0	(692)
Balance, end of period	$0	$0	$686	$0	$0	$0	$686

See Note 2 for additional information about the Company’s methodology for developing our allowance and expected losses.

For the year ended December 31, 2020, the increase in the allowance for credit losses on available-for-sale securities was primarily related to adverse projected cash flows on private corporate securities.

The Company did not have any fixed maturity securities purchased with credit deterioration, as of December 31, 2020.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Equity Securities

The net change in unrealized gains (losses) from equity securities still held at period end, recorded within “Asset administration fees and other income (loss),” was $5.1 million, $2.0 million and $(1.9) million during the years ended December 31, 2020, 2019 and 2018, respectively.

Commercial Mortgage and Other Loans

The following table sets forth the composition of “Commercial mortgage and other loans,” as of the dates indicated:

	December 31, 2020		December 31, 2019
	Amount (in thousands)	% of Total	Amount (in thousands)	% of Total
Commercial mortgage and agricultural property loans by property type:
Apartments/Multi-Family	$369,764	20.9%	$272,150	18.5%
Hospitality	16,679	0.9	16,819	1.1
Industrial	590,231	33.3	464,528	31.5
Office	374,107	21.1	372,823	25.3
Other	187,643	10.6	156,768	10.6
Retail	130,154	7.3	131,051	8.9
Total commercial mortgage loans	1,668,578	94.1	1,414,139	95.9
Agricultural property loans	104,574	5.9	60,046	4.1
Total commercial mortgage and agricultural property loans	1,773,152	100.0%	1,474,185	100.0%
Allowance for credit losses	(7,382)		(2,663)
Total net commercial mortgage and agricultural property loans	$1,765,770		$1,471,522

As of December 31, 2020, the commercial mortgage and agricultural property loans were secured by properties geographically dispersed throughout the United States (with the largest concentrations in California (24%), Texas (12%) and New York (10%)) and included loans secured by properties in Europe (15%) and Australia (3%).

The following table sets forth the activity in the allowance for credit losses for commercial mortgage and other loans, as of the dates indicated:

	Commercial Mortgage Loans	Agricultural Property Loans	Total
	(in thousands)
Balance at December 31, 2017	$2,616	$34	$2,650
Addition to (release of) allowance for credit losses	245	1	246
Balance at December 31, 2018	2,861	35	2,896
Addition to (release of) allowance for credit losses	(239)	6	(233)
Balance at December 31, 2019	2,622	41	2,663
Cumulative effect of adoption of ASU 2016-13	3,118	39	3,157
Addition to (release of) allowance for expected losses	1,376	186	1,562
Balance at December 31, 2020	$7,116	$266	$7,382

See Note 2 for additional information about the Company's methodology for developing our allowance and expected losses.
For the year ended December 31, 2020, the increase in the allowance for credit losses on commercial mortgage and other loans was primarily related to the cumulative effect of adoption of ASU 2016-13.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The following tables set forth key credit quality indicators based upon the recorded investment gross of allowance for credit losses, as of the dates indicated:

	December 31, 2020
	Amortized Cost by Origination Year
	2020	2019	2018	2017	2016	Prior	Total
	(in thousands)
Commercial Mortgage Loans
Loan-to-Value Ratio:
0%-59.99%	$0	$114,636	$36,423	$116,130	$175,740	$255,848	$698,777
60%-69.99%	174,507	204,112	59,935	90,954	57,569	54,530	641,607
70%-79.99%	81,671	51,333	10,806	80,257	56,169	46,855	327,091
80% or greater	0	0	0	0	0	1,103	1,103
Total	$256,178	$370,081	$107,164	$287,341	$289,478	$358,336	$1,668,578
Debt Service Coverage Ratio:
Greater or Equal to 1.2x	$256,178	$347,151	$107,164	$287,341	$274,124	$323,060	$1,595,018
1.0 - 1.2x	0	22,930	0	0	3,969	18,420	45,319
Less than 1.0x	0	0	0	0	11,385	16,856	28,241
Total	$256,178	$370,081	$107,164	$287,341	$289,478	$358,336	$1,668,578
Agricultural Property Loans
Loan-to-Value Ratio:
0%-59.99%	$47,245	$13,769	$1,255	$7,493	$1,180	$31,370	$102,312
60%-69.99%	2,262	0	0	0	0	0	2,262
70%-79.99%	0	0	0	0	0	0	0
80% or greater	0	0	0	0	0	0	0
Total	$49,507	$13,769	$1,255	$7,493	$1,180	$31,370	$104,574
Debt Service Coverage Ratio:
Greater or Equal to 1.2x	$49,507	$13,769	$1,255	$4,277	$1,180	$27,783	$97,771
1.0 - 1.2x	0	0	0	0	0	0	0
Less than 1.0x	0	0	0	3,216	0	3,587	6,803
Total	$49,507	$13,769	$1,255	$7,493	$1,180	$31,370	$104,574

Commercial mortgage loans

	December 31, 2019
	Debt Service Coverage Ratio
	> 1.2X	1.0X to <1.2X	< 1.0X	Total
		(in thousands)
Loan-to-Value Ratio:
0%-59.99%	$659,217	$6,641	$0	$665,858
60%-69.99%	499,493	14,078	0	513,571
70%-79.99%	203,158	30,555	0	233,713
80% or greater	0	997	0	997
Total commercial mortgage loans	$1,361,868	$52,271	$0	$1,414,139

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Agricultural property loans

	December 31, 2019
	Debt Service Coverage Ratio
	> 1.2X	1.0X to <1.2X	< 1.0X	Total
		(in thousands)
Loan-to-Value Ratio:
0%-59.99%	$56,437	$0	$3,609	$60,046
60%-69.99%	0	0	0	0
70%-79.99%	0	0	0	0
80% or greater	0	0	0	0
Total agricultural property loans	$56,437	$0	$3,609	$60,046

See Note 2 for additional information about the Company’s commercial mortgage and other loans credit quality monitoring process.

The following tables set forth an aging of past due commercial mortgage and other loans based upon the recorded investment gross of allowance for credit losses, as well as the amount of commercial mortgage and other loans on non-accrual status, as of the dates indicated:

	December 31, 2020
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due(1)	Total Loans	Non-Accrual Status(2)
	(in thousands)
Commercial mortgage loans	$1,668,578	$0	$0	$0	$1,668,578	$0
Agricultural property loans	104,574	0	0	0	104,574	0
Total	$1,773,152	$0	$0	$0	$1,773,152	$0

(1)As of December 31, 2020, there were no loans in this category accruing interest.
(2)For additional information regarding the Company’s policies for accruing interest on loans, see Note 2.

	December 31, 2019
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due(1)	Total Loans	Non-Accrual Status(2)
	(in thousands)
Commercial mortgage loans	$1,414,139	$0	$0	$0	$1,414,139	$0
Agricultural property loans	60,046	0	0	0	60,046	0
Total	$1,474,185	$0	$0	$0	$1,474,185	$0

(1)As of December 31, 2019, there were no loans in this category accruing interest.
(2)For additional information regarding the Company’s policies for accruing interest on loans, see Note 2.

There were no loans on non-accrual status as of December 31, 2020. Loans that were in non-accrual status recognized interest income of $0.2 million during the year ended December 31, 2020.

For both the years ended December 31, 2020 and 2019, there were no commercial mortgage and other loans acquired, other than those through direct origination. For the years ended December 31, 2020 and 2019, there were $0 million and $206 million of commercial mortgage and other loans sold, respectively.

The Company did not have any commercial mortgage and other loans purchased with credit deterioration, as of December 31, 2020.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Other Invested Assets

The following table sets forth the composition of “Other invested assets,” as of the dates indicated:

	December 31,
	2020	2019
	(in thousands)
LPs/LLCs:
Equity method:
Private equity	$28,955	$23,414
Hedge funds	340,951	273,615
Real estate-related	244,041	166,492
Subtotal equity method	613,947	463,521
Fair value:
Private equity	4,220	4,115
Hedge funds	172	194
Real estate-related	6,220	6,181
Subtotal fair value	10,612	10,490
Total LPs/LLCs	624,559	474,011
Derivative instruments	194,251	2
Total other invested assets	$818,810	$474,013

As of both December 31, 2020 and 2019, the Company had no significant equity method investments.

Accrued Investment Income

The following table sets forth the composition of “Accrued investment income,” as of the date indicated:

December 31, 2020
(in thousands)
Fixed maturities	$116,342
Equity securities	1
Commercial mortgage and other loans	4,828
Policy loans	11
Short-term investments and cash equivalents	158
Other(1)	264
Total accrued investment income	$121,604

(1)Primarily includes affiliated accrued income.

There were no write-downs on accrued investment income for the year ended December 31, 2020.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Net Investment Income

The following table sets forth “Net investment income” by investment type, for the periods indicated:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Fixed maturities, available-for-sale	$440,271	$389,165	$317,726
Fixed maturities, trading	14,420	10,080	5,184
Equity securities	1,397	568	678
Commercial mortgage and other loans	56,483	51,628	51,040
Policy loans	724	630	737
Short-term investments and cash equivalents	49,929	85,084	28,645
Other invested assets	43,244	34,422	13,733
Gross investment income	606,468	571,577	417,743
Less: investment expenses	(27,207)	(20,029)	(14,935)
Net investment income	$579,261	$551,548	$402,808

The carrying value of non-income producing assets included $4.1 million in available-for-sale fixed maturities as of December 31, 2020. Non-income producing assets represent investments that had not produced income for the twelve months preceding December 31, 2020.

Realized Investment Gains (Losses), Net

The following table sets forth “Realized investment gains (losses), net” by investment type, for the periods indicated:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Fixed maturities(1)	$(3,802)	$(3,931)	$(83,731)
Commercial mortgage and other loans	(2,242)	(753)	128
Derivatives	(5,261,943)	(2,677,559)	967,503
Other invested assets	4,619	164	123
Short-term investments and cash equivalents	2,428	759	50
Realized investment gains (losses), net	$(5,260,940)	$(2,681,320)	$884,073

(1)Includes fixed maturity securities classified as available-for-sale and excludes fixed maturity securities classified as trading.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Net Unrealized Gains (Losses) on Investments within AOCI

The following table sets forth net unrealized gains (losses) on investments, as of the dates indicated:

	December 31,
	2020	2019	2018
	(in thousands)
Fixed maturity securities, available-for-sale — with OTTI(1)	$ N/A	$14,309	$(3,334)
Fixed maturity securities, available-for-sale — all other(1)	N/A	722,310	(411,458)
Fixed maturity securities, available-for-sale with an allowance	2	N/A	N/A
Fixed maturity securities, available-for-sale without an allowance	2,407,478	N/A	N/A
Derivatives designated as cash flow hedges(2)	(43,000)	(287)	(3,849)
Affiliated notes	4,629	598	658
Other investments	0	0	1,074
Net unrealized gains (losses) on investments	$2,369,109	$736,930	$(416,909)

(1)Effective January 1, 2020, per ASU 2016-13, fixed maturity securities, available for sale are no longer required to be disclosed "with OTTI" and "all other".
(2)For more information on cash flow hedges, see Note 4.

Repurchase Agreements and Securities Lending
In the normal course of business, the Company sells securities under agreements to repurchase and enters into securities lending transactions. As of both December 31, 2020 and 2019, the Company had no repurchase agreements or securities lending transactions.
Securities Pledged, Restricted Assets and Special Deposits
The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase, collateralized borrowings and postings of collateral with derivative counterparties. As of both December 31, 2020 and 2019, the Company had no securities pledged or liabilities supported by the pledged collateral.

In the normal course of its business activities, the Company accepts collateral that can be sold or repledged. The primary sources of this collateral are securities purchased under agreements to resell. As of December 31, 2020 and 2019, there was $150 million and $302 million, respectively, of such collateral.

As of December 31, 2020 and 2019, there were available-for-sale fixed maturities of $10.0 million and $10.7 million, respectively, on deposit with governmental authorities or trustees as required by certain insurance laws.

4.    DERIVATIVES AND HEDGING
Types of Derivative Instruments and Derivative Strategies
Interest Rate Contracts
Interest rate swaps, options and futures are used by the Company to reduce risks from changes in interest rates, manage interest rate exposures arising from mismatches between assets and liabilities and to hedge against changes in their values it owns or anticipates acquiring or selling.
Swaps may be attributed to specific assets or liabilities or to a portfolio of assets or liabilities. Under interest rate swaps, the Company agrees with counterparties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional principal amount.
The Company also uses interest rate swaptions, caps and floors to manage interest rate risk. A swaption is an option to enter into a swap with a forward starting effective date. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. In an interest rate cap, the buyer receives payments at the end of each period in which the interest rate exceeds the agreed strike price. Similarly, in an interest rate floor, the buyer receives payments at the end of each period in which the interest rate is below the agreed strike price. Swaptions, caps and floors are included in interest rate options.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

In standardized exchange-traded interest rate futures transactions, the Company purchases or sells a specified number of contracts, the values of which are determined by the daily market values of underlying referenced investments. The Company enters into exchange-traded futures with regulated futures commission's merchants who are members of a trading exchange.
Equity Contracts
Equity options, total return swaps, and futures are used by the Company to manage its exposure to the equity markets which impacts the value of assets and liabilities it owns or anticipates acquiring or selling.
Equity index options are contracts which will settle in cash based on differentials in the underlying indices at the time of exercise and the strike price. The Company uses combinations of purchases and sales of equity index options to hedge the effects of adverse changes in equity indices within a predetermined range.
Total return swaps are contracts whereby the Company agrees with counterparties to exchange, at specified intervals, the difference between the return on an asset (or market index) and London Inter-Bank Offered Rate ("LIBOR") plus an associated funding spread based on a notional amount. The Company generally uses total return swaps to hedge the effect of adverse changes in equity indices.
In standardized exchange-traded equity futures transactions, the Company purchases or sells a specified number of contracts, the values of which are determined by the daily market values underlying referenced equity indices. The Company enters into exchange-traded futures with regulated futures commission's merchants who are members of a trading exchange.
Foreign Exchange Contracts
Currency derivatives, including currency swaps and forwards, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.
Under currency forwards, the Company agrees with counterparties to deliver a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company executes forward sales of the hedged currency in exchange for U.S. dollars at a specified exchange rate. The maturities of these forwards correspond with the future periods in which the non-U.S. dollar-denominated earnings are expected to be generated.
Under currency swaps, the Company agrees with counterparties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party.
Credit Contracts
The Company writes credit protection to gain exposure similar to investment in public fixed maturity cash instruments. With these credit derivatives the Company sells credit protection on a single name reference, or certain index reference, and in return receives a quarterly premium. This premium or credit spread generally corresponds to the difference between the yield on the referenced name (or an index's referenced names) public fixed maturity cash instruments and swap rates, at the time the agreement is executed. If there is an event of default by the referenced name or one of the referenced names in the index, as defined by the agreement, then the Company is obligated to pay the referenced amount of the contract to the counterparty and receive in return the referenced defaulted security or similar security or (in the case of a credit default index) pay the referenced amount less the auction recovery rate.
In addition to selling credit protection, the Company purchases credit protection using credit derivatives in order to hedge specific credit exposures in the Company’s investment portfolio.
Embedded Derivatives
The Company offers certain products (for example, variable annuities and indexed annuities) which may include features that are accounted for as embedded derivatives. Effective April 1, 2016, the Company assumed variable annuities living benefit guarantees from Pruco Life, excluding PLNJ business. See Note 1 for additional information on the change to the reinsurance agreements.
Additionally, the Company reinsured the majority of its New York business to an affiliate, Prudential Insurance, as a result of surrendering its New York license, effective December 31, 2015. See Note 1 and Note 10 for additional information on these reinsurance agreements.
These embedded derivatives and certain elements of the associated reinsurance agreements, also accounted for as derivatives, are carried at fair value and marked to market through “Realized investment gains (losses), net” based on the change in value of the underlying contractual guarantees, which are determined using valuation models, as described in Note 5.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Primary Risks Managed by Derivatives
The table below provides a summary of the gross notional amount and fair value of derivative contracts by the primary underlying risks, excluding embedded derivatives and associated reinsurance recoverables. Many derivative instruments contain multiple underlying risks. The fair value amounts below represent the value of derivative contracts prior to taking into account the netting effects of master netting agreements and cash collateral.

	December 31, 2020			December 31, 2019
Primary Underlying Risk/Instrument Type	Gross Notional	Fair Value		Gross Notional	Fair Value
		Assets	Liabilities		Assets	Liabilities
	(in thousands)
Derivatives Designated as Hedge Accounting Instruments:
Currency/Interest Rate
Foreign Currency Swaps	$1,376,290	$23,167	$(82,625)	$1,172,899	$39,019	$(26,511)
Total Derivatives Designated as Hedge Accounting Instruments	$1,376,290	$23,167	$(82,625)	$1,172,899	$39,019	$(26,511)
Derivatives Not Qualifying as Hedge Accounting Instruments:
Interest Rate
Interest Rate Futures	$4,597,200	$2,755	$(1,621)	$3,857,700	$638	$(5,872)
Interest Rate Swaps	131,129,200	12,448,036	(9,540,941)	88,557,425	6,598,625	(1,997,944)
Interest Rate Options	10,198,000	608,538	(178,563)	12,583,000	283,386	(172,085)
Interest Rate Forwards	75,000	464	0	959,772	24,487	(4,185)
Foreign Currency
Foreign Currency Forwards	34,988	4	(557)	16,683	0	(394)
Currency/Interest Rate
Foreign Currency Swaps	228,117	7,939	(8,440)	234,767	11,482	(663)
Credit
Credit Default Swaps	1,574,173	38,875	(52)	0	0	0
Equity
Equity Futures	5,558,882	9,424	(24,688)	1,191,237	0	(2,638)
Total Return Swaps	22,121,729	62,362	(1,162,907)	16,314,165	36,692	(573,957)
Equity Options	23,856,379	1,617,672	(952,452)	12,866,043	329,722	(422,700)
Total Derivatives Not Qualifying as Hedge Accounting Instruments	$199,373,668	$14,796,069	$(11,870,221)	$136,580,792	$7,285,032	$(3,180,438)
Total Derivatives(1)(2)	$200,749,958	$14,819,236	$(11,952,846)	$137,753,691	$7,324,051	$(3,206,949)
(1)Excludes embedded derivatives and associated reinsurance recoverables which contain multiple underlying risks. The fair value of these embedded derivatives was a net liability of $17,314 million and $11,823 million as of December 31, 2020 and 2019, respectively included in “Future policy benefits” and $580 million and $197 million as of December 31, 2020 and 2019, respectively included in “Policyholders’ account balances". Other assets included $54 million and $8 million as of December 31, 2020 and 2019, respectively. Other liabilities included $35 million and $0 million as of December 31, 2020 and 2019, respectively. The fair value of the related reinsurance, included in "Reinsurance recoverables" and/or "Reinsurance payables" was an asset of $471 million and $350 million as of December 31, 2020 and 2019, respectively.
(2)Recorded in “Other invested assets”, “Other liabilities”, and "Payables to parent and affiliates" on the Statements of Financial Position.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Offsetting Assets and Liabilities
The following table presents recognized derivative instruments (excluding embedded derivatives and associated reinsurance recoverables), and repurchase and reverse repurchase agreements, that are offset in the Statements of Financial Position, and/or are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the Statements of Financial Position.

	December 31, 2020
	Gross Amounts of Recognized Financial Instruments	Gross Amounts Offset in the Statement of Financial Position	Net Amounts Presented in the Statement of Financial Position	Financial Instruments/ Collateral(1)	Net Amount
	(in thousands)
Offsetting of Financial Assets:
Derivatives(1)	$14,819,236	$(14,624,985)	$194,251	$0	$194,251
Securities purchased under agreements to resell	150,000	0	150,000	(150,000)	0
Total Assets	$14,969,236	$(14,624,985)	$344,251	$(150,000)	$194,251
Offsetting of Financial Liabilities:
Derivatives(1)	$11,952,846	$(11,936,059)	$16,787	$(16,787)	$0
Securities sold under agreements to repurchase	0	0	0	0	0
Total Liabilities	$11,952,846	$(11,936,059)	$16,787	$(16,787)	$0

	December 31, 2019
	Gross Amounts of Recognized Financial Instruments	Gross Amounts Offset in the Statement of Financial Position	Net Amounts Presented in the Statement of Financial Position	Financial Instruments/ Collateral(1)	Net Amount
	(in thousands)
Offsetting of Financial Assets:
Derivatives(1)	$7,324,051	$(7,324,049)	$2	$0	$2
Securities purchased under agreements to resell	302,000	0	302,000	(302,000)	0
Total Assets	$7,626,051	$(7,324,049)	$302,002	$(302,000)	$2
Offsetting of Financial Liabilities:
Derivatives(1)	$3,206,949	$(3,053,132)	$153,817	$(820)	$152,997
Securities sold under agreements to repurchase	0	0	0	0	0
Total Liabilities	$3,206,949	$(3,053,132)	$153,817	$(820)	$152,997

(1)Amounts exclude the excess of collateral received/pledged from/to the counterparty.

For information regarding the rights of offset associated with the derivative assets and liabilities in the table above see “Credit Risk” below and Note 14. For securities purchased under agreements to resell and securities sold under agreements to repurchase, the Company monitors the value of the securities and maintains collateral, as appropriate, to protect against credit exposure. Where the Company has entered into repurchase and resale agreements with the same counterparty, in the event of default, the Company would generally be permitted to exercise rights of offset. For additional information on the Company’s accounting policy for securities repurchase and resale agreements, see Note 2 to the Financial Statements.
Cash Flow Hedges
The primary derivative instruments used by the Company in its cash flow hedge accounting relationships are currency swaps. These instruments are only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, options, credit, and equity derivatives in any of its cash flow hedge accounting relationships.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The following tables provide the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship.

	Year Ended December 31, 2020
	Realized Investment Gains (Losses)	Net Investment Income	Asset Administration Fees and Other Income	AOCI(1)
	(in thousands)
Derivatives Designated as Hedge Accounting Instruments:
Cash flow hedges
Currency/Interest Rate	$1,882	$17,871	$(24,519)	$(42,713)
Total cash flow hedges	1,882	17,871	(24,519)	(42,713)
Derivatives Not Qualifying as Hedge Accounting Instruments:
Interest Rate	4,452,097	0	0	0
Currency	(809)	0	0	0
Currency/Interest Rate	(14,604)	0	(141)	0
Credit	(303)	0	0	0
Equity	(5,289,510)	0	0	0
Embedded Derivatives	(4,410,696)	0	0	0
Total Derivatives Not Qualifying as Hedge Accounting Instruments	(5,263,825)	0	(141)	0
Total	$(5,261,943)	$17,871	$(24,660)	$(42,713)

	Year Ended December 31, 2019
	Realized Investment Gains (Losses)	Net Investment Income	Asset Administration Fees and Other Income	AOCI(1)
	(in thousands)
Derivatives Designated as Hedge Accounting Instruments:
Cash flow hedges
Currency/Interest Rate	$(1,257)	$12,104	$(3,793)	$3,520
Total cash flow hedges	(1,257)	12,104	(3,793)	3,520
Derivatives Not Qualifying as Hedge Accounting Instruments:
Interest Rate	3,309,573	0	0	0
Currency	(153)	0	0	0
Currency/Interest Rate	11,964	0	15	0
Credit	1,775	0	0	0
Equity	(3,730,006)	0	0	0
Embedded Derivatives	(2,269,455)	0	0	0
Total Derivatives Not Qualifying as Hedge Accounting Instruments	(2,676,302)	0	15	0
Total	$(2,677,559)	$12,104	$(3,778)	$3,520

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

	Year Ended December 31, 2018
	Realized Investment Gains (Losses)	Net Investment Income	Asset Administration Fees and Other Income	AOCI(1)
	(in thousands)
Derivatives Designated as Hedge Accounting Instruments:
Cash flow hedges
Currency/Interest Rate	$(845)	$8,285	$13,321	$22,002
Total cash flow hedges	(845)	8,285	13,321	22,002
Derivatives Not Qualifying as Hedge Accounting Instruments:
Interest Rate	(1,021,687)	0	0	0
Currency	1,022	0	0	0
Currency/Interest Rate	21,888	0	91	0
Credit	0	0	0	0
Equity	995,958	0	0	0
Embedded Derivatives	971,167	0	0	0
Total Derivatives Not Qualifying as Hedge Accounting Instruments	968,348	0	91	0
Total	$967,503	$8,285	$13,412	$22,002

(1)Net change in AOCI.

Presented below is a rollforward of current period cash flow hedges in AOCI before taxes:

(in thousands)
Balance, December 31, 2017	$(25,851)
Amount recorded in AOCI
Currency/Interest Rate	42,763
Total amount recorded in AOCI	42,763
Amount reclassified from AOCI to income
Currency/Interest Rate	(20,761)
Total amount reclassified from AOCI to income	(20,761)
Balance, December 31, 2018	$(3,849)
Cumulative-effect adjustment from the adoption of ASU 2017-12(1)	42
Amount recorded in AOCI
Currency/Interest Rate	10,574
Total amount recorded in AOCI	10,574
Amount reclassified from AOCI to income
Currency/Interest Rate	(7,054)
Total amount reclassified from AOCI to income	(7,054)
Balance, December 31, 2019	$(287)
Amount recorded in AOCI
Currency/Interest Rate	(47,479)
Total amount recorded in AOCI	(47,479)
Amount reclassified from AOCI to income
Currency/Interest Rate	4,766
Total amount reclassified from AOCI to income	4,766
Balance, December 31, 2020	$(43,000)

(1)See Note 2 for details.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The changes in fair value of cash flow hedges are deferred in AOCI and are included in “Net unrealized investment gains (losses)” in the Statements of Operations and Comprehensive Income (Loss); these amounts are then reclassified to earnings when the hedged item affects earnings. Using December 31, 2020 values, it is estimated that a pre-tax gain of approximately $16 million is expected to be reclassified from AOCI to earnings during the subsequent twelve months ending December 31, 2021.
The exposures the Company is hedging with these qualifying cash flow hedges include the variability of the payment or receipt of interest or foreign currency amounts on existing financial instruments.

There were no material amounts reclassified from AOCI into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging.
Credit Derivatives
Credit derivatives, where the Company has written credit protection on certain index references, had outstanding notional amounts of $1,568 million and $0 million as of December 31, 2020 and December 31, 2019, respectively. These credit derivatives are reported at fair value as an asset of $39 million and $0 million as of December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, the notional amount of these credit derivatives had the following NAIC rating: $1,568 million in NAIC 3.

The Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company’s investment portfolio. The Company has outstanding notional amounts of $6 million and $0 million reported as of December 31, 2020 and 2019, respectively with a fair value of $0 million for both periods.
Credit Risk
The Company is exposed to credit-related losses in the event of non-performance by counterparty to financial derivative transactions with a positive fair value. The Company manages credit risk by entering into derivative transactions with its affiliate, Prudential Global Funding, LLC (“PGF”), related to its OTC derivatives. PGF, in turn, manages its credit risk by: (i) entering into derivative transactions with highly rated major international financial institutions and other creditworthy counterparties governed by master netting agreement, as applicable; (ii) trading through central clearing and OTC parties; (iii) obtaining collateral, such as cash and securities, when appropriate; and (iv) setting limits on single party credit exposures which are subject to periodic management review. Substantially all of the Company’s derivative agreements have zero thresholds which require daily full collateralization by the party in a liability position.
5.    FAIR VALUE OF ASSETS AND LIABILITIES
Fair Value Measurement – Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:
Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company’s Level 1 assets and liabilities primarily include certain cash equivalents, equity securities, and derivative contracts that trade on an active exchange market.
Level 2 - Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company’s Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities (mutual funds, which do not trade in active markets because they are not publicly available), certain short-term investments, certain cash equivalents and certain OTC derivatives.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Level 3 - Fair value is based on at least one significant unobservable input for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company’s Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public fixed maturities, certain highly structured OTC derivative contracts and embedded derivatives resulting from reinsurance or certain products with guaranteed benefits.
Assets and Liabilities by Hierarchy Level – The tables below present the balances of assets and liabilities reported at fair value on a recurring basis, as of the dates indicated.

	December 31, 2020
	Level 1	Level 2	Level 3	Netting(1)	Total
	(in thousands)
Fixed maturities, available-for-sale:
U.S Treasury securities and obligations of U.S. government authorities and agencies	$0	$8,887,432	$15,000	$0	$8,902,432
Obligations of U.S. states and their political subdivisions	0	277,491	0	0	277,491
Foreign government bonds	0	177,383	0	0	177,383
U.S. corporate public securities	0	3,450,407	0	0	3,450,407
U.S. corporate private securities	0	1,804,855	82,208	0	1,887,063
Foreign corporate public securities	0	541,644	181	0	541,825
Foreign corporate private securities	0	1,427,537	66,298	0	1,493,835
Asset-backed securities(2)	0	974,041	18,542	0	992,583
Commercial mortgage-backed securities	0	785,942	0	0	785,942
Residential mortgage-backed securities	0	75,724	0	0	75,724
Subtotal	0	18,402,456	182,229	0	18,584,685
Fixed maturities, trading	0	1,109,097	5,045	0	1,114,142
Equity securities	234,452	39,477	4,153	0	278,082
Short-term investments	0	143,161	10,000	0	153,161
Cash equivalents	0	533,133	0	0	533,133
Other invested assets(3)	39,906	14,779,330	0	(14,624,985)	194,251
Other assets	0	0	53,980	0	53,980
Reinsurance recoverables	0	62,232	409,013	0	471,245
Receivables from parent and affiliates	0	56,026	0	0	56,026
Subtotal excluding separate account assets	274,358	35,124,912	664,420	(14,624,985)	21,438,705
Separate account assets(4)	0	32,205,296	0	0	32,205,296
Total assets	$274,358	$67,330,208	$664,420	$(14,624,985)	$53,644,001
Future policy benefits(5)	$0	$0	$17,314,004	$0	$17,314,004
Policyholders' account balances	0	0	580,184	0	580,184
Payables to parent and affiliates	0	11,926,536	0	(11,926,536)	0
Other liabilities	26,309	33,416	0	(9,523)	50,202
Total liabilities	$26,309	$11,959,952	$17,894,188	$(11,936,059)	$17,944,390

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Netting (1)	Total

	(in thousands)
Fixed maturities, available-for-sale:
U.S Treasury securities and obligations of U.S. government authorities and agencies	$0	$7,109,277	$10,547	$0	$7,119,824
Obligations of U.S. states and their political subdivisions	0	259,682	0	0	259,682
Foreign government bonds	0	222,884	0	0	222,884
U.S. corporate public securities	0	1,732,632	8,044	0	1,740,676
U.S. corporate private securities	0	1,155,464	51,875	0	1,207,339
Foreign corporate public securities	0	337,800	187	0	337,987
Foreign corporate private securities	0	1,169,324	44,161	0	1,213,485
Asset-backed securities(2)	0	425,613	18,825	0	444,438
Commercial mortgage-backed securities	0	578,289	0	0	578,289
Residential mortgage-backed securities	0	77,761	0	0	77,761
Subtotal	0	13,068,726	133,639	0	13,202,365
Fixed maturities, trading	0	378,734	4,464	0	383,198
Equity securities	5,314	46,942	5,247	0	57,503
Short-term investments	0	260,354	0	0	260,354
Cash equivalents	150,631	1,654,974	0	0	1,805,605
Other invested assets(3)	639	7,323,412	0	(7,324,049)	2
Other assets	0	0	8,059	0	8,059
Reinsurance recoverables	0	47,006	302,814	0	349,820
Receivables from parent and affiliates	0	2,573	0	0	2,573
Subtotal excluding separate account assets	156,584	22,782,721	454,223	(7,324,049)	16,069,479
Separate account assets(4)	0	32,665,431	0	0	32,665,431
Total assets	$156,584	$55,448,152	$454,223	$(7,324,049)	$48,734,910
Future policy benefits(5)	$0	$0	$11,822,998	$0	$11,822,998
Policyholders' account balances	0	0	196,892	0	196,892
Payables to parent and affiliates	0	3,198,440	0	(3,052,493)	145,947
Other liabilities	8,509	260	0	(639)	8,130
Total liabilities	$8,509	$3,198,700	$12,019,890	$(3,053,132)	$12,173,967

(1)“Netting” amounts represent cash collateral of $2,689 million and $4,271 million as of December 31, 2020 and 2019, respectively.
(2)Includes credit-tranched securities collateralized by syndicated bank loans, sub-prime mortgages, auto loans, credit cards, education loans and other asset types.
(3)Other invested assets excluded from the fair value hierarchy include certain hedge funds, private equity funds and other funds for which fair value is measured at net asset value ("NAV") per share (or its equivalent) as a practical expedient. At December 31, 2020 and 2019, the fair values of such investments were $10.6 million and $10.5 million, respectively.
(4)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in Statements of Financial Position.
(5)As of December 31, 2020, the net embedded derivative liability position of $17,314 million includes $455 million of embedded derivatives in an asset position and $17,769 million of embedded derivatives in a liability position. As of December 31, 2019, the net embedded derivative liability position of $11,823 million includes $583 million of embedded derivatives in an asset position and $12,406 million of embedded derivatives in a liability position.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The methods and assumptions the Company uses to estimate the fair value of assets and liabilities measured at fair value on a recurring basis are summarized below.
Fixed Maturity Securities – The fair values of the Company’s public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices for each security are generally sourced from multiple pricing vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. The pricing hierarchy is updated for new financial products and recent pricing experience with various vendors. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. Typical inputs used by these pricing services include but are not limited to reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flow, prepayment speeds and default rates. If the pricing information received from third-party pricing services is deemed not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service or classify the securities as Level 3. If the pricing service updates the price to be more consistent with the presented market observations, the security remains within Level 2.
Internally-developed valuations or indicative broker quotes are also used to determine fair value in circumstances where vendor pricing is not available, or where the Company ultimately concludes that pricing information received from the independent pricing services is not reflective of market activity. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may override the information with an internally developed valuation. As of December 31, 2020 and 2019, overrides on a net basis were not material. Pricing service overrides, internally-developed valuations and indicative broker quotes are generally included in Level 3 in the fair value hierarchy.
The Company conducts several specific price monitoring activities. Daily analyses identify price changes over predetermined thresholds defined at the financial instrument level. Various pricing integrity reports are reviewed on a daily and monthly basis to determine if pricing is reflective of market activity or if it would warrant any adjustments. Other procedures performed include, but are not limited to, reviews of third-party pricing services methodologies, reviews of pricing trends, and back testing.
The fair values of private fixed maturities, which are originated by internal private asset managers, are primarily determined using discounted cash flow models. These models primarily use observable inputs that include Treasury or similar base rates plus estimated credit spreads to value each security. The credit spreads are obtained through a survey of private market intermediaries who are active in both primary and secondary transactions, and consider, among other factors, the credit quality and the reduced liquidity associated with private placements. Internal adjustments are made to reflect variation in observed sector spreads. Since most private placements are valued using standard market observable inputs and inputs derived from, or corroborated by, market observable data including, but not limited to observed prices and spreads for similar publicly or privately traded issues, they have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may incorporate significant unobservable inputs, which reflect the Company’s own assumptions about the inputs that market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are significant to the price of a security, a Level 3 classification is made.
Equity Securities – Equity securities consist principally of investments in common and preferred stock of publicly traded companies, privately traded securities, as well as mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using discounted cash flow, earnings multiple and other valuation models that require a substantial level of judgment around inputs and therefore are classified within Level 3. The fair values of mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in the fair value hierarchy.
Derivative Instruments – Derivatives are recorded at fair value either as assets, within "Other invested assets", or as liabilities, within “Payables to parent and affiliates” or "Other liabilities", except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns, NPR, liquidity and other factors.
The Company's exchange-traded futures and options include treasury and equity futures. Exchange-traded futures and options are valued using quoted prices in active markets and are classified within Level 1 in the fair value hierarchy.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The majority of the Company’s derivative positions are traded in the OTC derivative market and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models that utilize actively quoted or observable market input values from external market data providers, third-party pricing vendors and/or recent trading activity. The Company’s policy is to use mid-market pricing in determining its best estimate of fair value. The fair values of most OTC derivatives, including interest rate and cross-currency swaps, currency forward contracts and single name credit default swaps are determined using discounted cash flow models. The fair values of European style option contracts are determined using Black-Scholes option pricing models. These models’ key inputs include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, NPR, volatility and other factors.
The Company’s cleared interest rate swaps and credit derivatives linked to an index are valued using models that utilize actively quoted or observable market inputs, including the secured overnight financing rate ("SOFR"), obtained from external market data providers, third-party pricing vendors, and/or recent trading activity. These derivatives are classified as Level 2 in the fair value hierarchy.
Cash Equivalents and Short-Term Investments – Cash equivalents and short-term investments include money market instruments and other highly liquid debt instruments. Certain money market instruments are valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in this category are generally fair valued based on market observable inputs and these investments have primarily been classified within Level 2.
Separate Account Assets – Separate account assets include fixed maturity securities, treasuries, equity securities, mutual funds and commercial mortgage loans for which values are determined consistent with similar instruments described above under “Fixed Maturity Securities” and “Equity Securities”.
Receivables from Parent and Affiliates – Receivables from parent and affiliates carried at fair value include affiliated bonds within the Company’s legal entity where fair value is determined consistent with similar securities described above under “Fixed Maturity Securities” managed by affiliated asset managers.
Reinsurance Recoverables – Reinsurance recoverables carried at fair value include the reinsurance of the Company’s living benefit guarantees on certain variable annuity contracts. These guarantees are accounted for as embedded derivatives and are recorded in “Reinsurance recoverables” or “Reinsurance payables” when fair value is in an asset or liability position, respectively. The methods and assumptions used to estimate the fair value are consistent with those described below in “Future policy benefits”. The reinsurance agreements covering these guarantees are derivatives with fair value determined in the same manner as the living benefit guarantee.
Future Policy Benefits – The liability for future policy benefits is related to guarantees primarily associated with the living benefit features of certain variable annuity contracts, including guaranteed minimum accumulation benefits ("GMAB"), guaranteed withdrawal benefits ("GMWB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of these liabilities are calculated as the present value of future expected benefit payments to customers less the present value of future expected rider fees attributable to the embedded derivative feature. This methodology could result in either a liability or asset balance, given changing capital market conditions and various actuarial assumptions. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management's judgment.
The significant inputs to the valuation models for these embedded derivatives include capital market assumptions, such as interest rate levels and volatility assumptions, the Company’s market-perceived NPR, as well as actuarially determined assumptions, including contractholder behavior, such as lapse rates, benefit utilization rates, withdrawal rates, and mortality rates. Since many of these assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.
Capital market inputs and actual policyholders’ account values are updated each quarter based on capital market conditions as of the end of the quarter, including interest rates, equity markets and volatility. In the risk neutral valuation, the initial swap curve drives the total return used to grow the policyholders’ account values. The Company’s discount rate assumption is based on the LIBOR swap curve adjusted for an additional spread relative to LIBOR to reflect NPR.
Actuarial assumptions, including contractholder behavior and mortality, are reviewed at least annually, and updated based upon emerging experience, future expectations and other data, including any observable market data. These assumptions are generally updated annually unless a material change that the Company feels is indicative of a long-term trend is observed in an interim period.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Policyholders' Account Balances - The liability for policyholders’ account balances is related to certain embedded derivative instruments associated with certain annuity products that provide the policyholders with the index-linked interest credited over contract specified term periods. The fair values of these liabilities are determined using discounted cash flow models which include capital market assumptions such as interest rates and equity index volatility assumptions, the Company’s market-perceived NPR and actuarially determined assumptions for mortality, lapses and projected hedge costs.
As there is no observable active market for these liabilities, the fair value is determined as the present value of account balances paid to policyholders in excess of contractually guaranteed minimums using option pricing techniques for index term periods that contain deposits as of the valuation date, and the expected option budget for future index term periods, where the terms of index crediting rates have not yet been declared by the Company. Premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows are also incorporated in the fair value of these liabilities. Since the valuation of these liabilities require the use of management’s judgment to determine these risk premiums and the use of unobservable inputs, these liabilities are reflected within Level 3 in the fair value hierarchy.
Capital market inputs, including interest rates and equity markets volatility, and actual policyholders’ account values are updated each quarter. Actuarial assumptions are reviewed at least annually and updated based upon emerging experience, future expectations and other data, including any observable market data. Aside from these annual updates, assumptions are generally updated only if a material change is observed in an interim period that the Company believes is indicative of a long-term trend.
Quantitative Information Regarding Internally-Priced Level 3 Assets and Liabilities – The tables below present quantitative information on significant internally-priced Level 3 assets and liabilities.

	December 31, 2020
	Fair Value	Valuation Techniques	Unobservable Inputs	Minimum	Maximum	Weighted Average	Impact of Increase in Input on Fair Value(1)

	(in thousands)
Assets:
Corporate securities(2)	$59,960	Discounted cash flow	Discount rate	0.99%	20%	6.53%	Decrease
Reinsurance recoverables	$409,013	Fair values are determined using the same unobservable inputs as future policy benefits.
Liabilities:
Future policy benefits(4)	$17,314,004	Discounted cash flow	Lapse rate(6)	1%	20%		Decrease
			Spread over LIBOR(7)	0.06%	1.17%		Decrease
			Utilization rate(8)	39%	96%		Increase
			Withdrawal rate	See table footnote (9) below.
			Mortality rate(10)	0%	15%		Decrease
			Equity volatility curve	18%	26%		Increase
Policyholders' account balances(5)	$580,184	Discounted cash flow	Lapse rate(6)	1%	40%		Decrease
			Spread over LIBOR(7)	0.06%	1.17%		Decrease
			Equity volatility curve	15%	42%		Increase

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

	December 31, 2019
	Fair Value	Valuation Techniques	Unobservable Inputs		Minimum		Maximum	Weighted Average		Impact of Increase in Input on Fair Value(1)

	(in thousands)
Assets:
Corporate securities(2)	$17,149	Discounted cash flow	Discount rate		4.79%		20%	8.66%		Decrease
		Market Comparables	EBITDA multiples(3)	6.7	X	6.7	X	6.7	X	Increase
Reinsurance recoverables	$302,814	Fair values are determined using the same unobservable inputs as future policy benefits.
Liabilities:
Future policy benefits(4)	$11,822,998	Discounted cash flow	Lapse rate(6)		1%		18%			Decrease
			Spread over LIBOR(7)		0.10%		1.23%			Decrease
			Utilization rate(8)		43%		97%			Increase
			Withdrawal rate	See table footnote (9) below.
			Mortality rate(10)		0%		15%			Decrease
			Equity volatility curve		13%		23%			Increase
Policyholders' account balances(5)	$196,892	Discounted cash flow	Lapse rate(6)		1%		42%			Decrease
			Spread over LIBOR(7)		0.10%		1.23%			Decrease
			Equity volatility curve		6%		25%			Increase

(1)Conversely, the impact of a decrease in input would have the opposite impact on fair value as that presented in the table.
(2)Includes assets classified as fixed maturities, available-for-sale and fixed maturities trading.
(3)Represents multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"), and are amounts used when the Company has determined that market participants would use such multiples when valuing the investments.
(4)Future policy benefits primarily represent general account liabilities for the living benefit features of the Company’s variable annuity contracts which are accounted for as embedded derivatives. Since the valuation methodology for these liabilities uses a range of inputs that vary at the contract level over the cash flow projection period, presenting a range, rather than a weighted average, is a more meaningful representation of the unobservable inputs used in the valuation.
(5)Policyholders’ account balances primarily represent general account liabilities for the index-linked interest credited on certain of the Company’s annuity products that are accounted for as embedded derivatives. Since the valuation methodology for these liabilities uses a range of inputs that vary at the contract level over the cash flow projection period, presenting a range, rather than a weighted average, is a more meaningful representation of the unobservable inputs used in the valuation.
(6)Lapse rates for contracts with living benefit guarantees are adjusted at the contract level based on the in-the-moneyness of the living benefit and reflect other factors, such as the applicability of any surrender charges. Lapse rates are reduced when contracts are more in-the-money. Lapse rates for contracts with index-linked crediting guarantees may be adjusted at the contract level based on the applicability of any surrender charges, product type, and market related factors such as interest rates. Lapse rates are also generally assumed to be lower for the period where surrender charges apply. For any given contract, lapse rates vary throughout the period over which cash flows are projected for the purposes of valuing these embedded derivatives.
(7)The spread over the LIBOR swap curve represents the premium added to the proxy for the risk-free rate (LIBOR) to reflect the Company's estimates of rates that a market participant would use to value the living benefits in both the accumulation and payout phases and index-linked interest crediting guarantees. This spread includes an estimate of NPR, which is the risk that the obligation will not be fulfilled by the Company. NPR is primarily estimated by utilizing the credit spreads associated with issuing funding agreements, adjusted for any illiquidity risk premium. In order to reflect the financial strength ratings of the Company, credit spreads associated with funding agreements, as opposed to credit spread associated with debt, are utilized in developing this estimate because funding agreements, living benefit guarantees, and index-linked interest crediting guarantees are insurance liabilities and are therefore senior to debt.
(8)The utilization rate assumption estimates the percentage of contracts that will utilize the benefit during the contract duration and begin lifetime withdrawals at various time intervals from contract inception. The remaining contractholders are assumed to either begin lifetime withdrawals immediately or never utilize the benefit. Utilization assumptions may vary by product type, tax status and age. The impact of changes in these assumptions is highly dependent on the product type, the age of the contractholder at the time of the sale, and the timing of the first lifetime income withdrawal. Range reflects the utilization rate for the vast majority of business with living benefits.
(9)The withdrawal rate assumption estimates the magnitude of annual contractholder withdrawals relative to the maximum allowable amount under the contract. These assumptions vary based on the age of the contractholder, the tax status of the contract and the duration since the contractholder began lifetime withdrawals. As of December 31, 2020 and 2019, the minimum withdrawal rate assumption is 76% and 78%, respectively. As of both December 31, 2020 and 2019, the maximum withdrawal rate assumption may be greater than 100%. The fair value of the liability will generally increase the closer the withdrawal rate is to 100% and decrease as the withdrawal rate moves further away from 100%.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

(10)The range reflects the mortality rates for the vast majority of business with living benefits, with policyholders ranging from 45 to 90 years old. While the majority of living benefits have a minimum age requirement, certain other contracts do not have an age restriction. This results in contractholders with mortality rates approaching 0% for certain benefits. Mortality rates may vary by product, age, and duration. A mortality improvement assumption is also incorporated into the overall mortality table.
Interrelationships Between Unobservable Inputs – In addition to the sensitivities of fair value measurements to changes in each unobservable input in isolation, as reflected in the table above, interrelationships between these inputs may also exist, such that a change in one unobservable input may give rise to a change in another, or multiple, inputs. Examples of such interrelationships for significant internally-priced Level 3 assets and liabilities are as follows:
Corporate Securities – The rate used to discount future cash flows reflects current risk-free rates plus credit and liquidity spread requirements that market participants would use to value an asset. The discount rate may be influenced by many factors, including market cycles, expectations of default, collateral, term and asset complexity. Each of these factors can influence discount rates, either in isolation, or in response to other factors.
Future Policy Benefits – The Company expects efficient benefit utilization and withdrawal rates to generally be correlated with lapse rates. However, behavior is generally highly dependent on the facts and circumstances surrounding the individual contractholder, such as their liquidity needs or tax situation, which could drive lapse behavior independent of other contractholder behavior assumptions. To the extent more efficient contractholder behavior results in greater in-the-moneyness at the contract level, lapse rates may decline for those contracts. Similarly, to the extent that increases in equity volatility are correlated with overall declines in the capital markets, lapse rates may decline as contracts become more in-the-money.
Changes in Level 3 Assets and Liabilities – The following tables describe changes in fair values of Level 3 assets and liabilities as of the dates indicated, as well as the portion of gains or losses included in income attributable to unrealized gains or losses related to those assets and liabilities still held at the end of their respective periods. When a determination is made to classify assets and liabilities within Level 3, the determination is based on significance of the unobservable inputs in the overall fair value measurement. All transfers are based on changes in the observability of the valuation inputs, including the availability of pricing service information that the Company can validate. Transfers into Level 3 are generally the result of unobservable inputs utilized within valuation methodologies and the use of indicative broker quotes for assets that were previously valued using observable inputs. Transfers out of Level 3 are generally due to the use of observable inputs in valuation methodologies as well as the availability of pricing service information for certain assets that the Company can validate.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

	Year Ended December 31, 2020
	Fair Value, beginning of period	Total realized and unrealized gains (losses)(1)	Purchases	Sales	Issuances	Settlements	Other(2)	Transfers into Level 3	Transfers out of Level 3	Fair Value, end of period	Unrealized gains (losses) for assets still held(3)
	(in thousands)
Fixed maturities, available-for-sale:
U.S. Government	$10,547	$0	$4,453	$0	$0	$0	$0	$0	$0	$15,000	$0
Corporate Securities(4)	104,267	(1,238)	43,130	(8,965)	0	(24,297)	0	36,829	(1,039)	148,687	(7,089)
Structured Securities(5)	18,825	(215)	8,044	0	0	(2,788)	0	312	(5,636)	18,542	(228)
Other assets:
Fixed maturities, trading	4,464	581	0	0	0	0	0	0	0	5,045	602
Equity securities	5,247	306	0	(1,400)	0	0	0	0	0	4,153	1,147
Short-term investments	0	0	10,000	0	0	0	0	0	0	10,000	0
Cash equivalents	0	0	0	0	0	0	0	0	0	0	0
Other assets	8,059	13,972	33,333	0	0	(1,384)	0	0	0	53,980	12,589
Reinsurance recoverables	302,814	89,065	17,134	0	0	0	0	0	0	409,013	96,663
Liabilities:
Future policy benefits	(11,822,998)	(4,339,782)	0	0	(1,151,224)	0	0	0	0	(17,314,004)	(4,710,743)
Policyholders' account balances(6)	(196,892)	(201,526)	0	0	(181,766)	0	0	0	0	(580,184)	(168,060)

	Year Ended December 31, 2020
	Total realized and unrealized gains (losses)				Unrealized gains (losses) for assets still held(3)
	Realized investment gains (losses), net(1)	Asset administration fees and other income	Included in other comprehensive income (losses)	Net investment income	Realized investment gains (losses), net	Asset administration fees and other income	Included in other comprehensive income (losses)(7)
	(in thousands)
Fixed maturities, available-for-sale	$(29)	$0	$(1,572)	$148	$(686)	$0	$(6,631)
Other assets:
Fixed maturities, trading	0	602	0	(21)	0	602	0
Equity securities	0	306	0	0	0	1,147	0
Short-term investments	0	0	0	0	0	0	0
Cash equivalents	0	0	0	0	0	0	0
Other assets	13,972	0	0	0	12,589	0	0
Reinsurance recoverables	89,065	0	0	0	96,663	0	0
Liabilities:
Future policy benefits	(4,339,782)	0	0	0	(4,710,743)	0	0
Policyholders' account balances	(201,526)	0	0	0	(168,060)	0	0

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

	Year Ended December 31, 2019
	Fair Value, beginning of period	Total realized and unrealized gains (losses)(1)	Purchases	Sales	Issuances	Settlements	Other(2)	Transfers into Level 3	Transfers out of Level 3	Fair Value, end of period	Unrealized gains (losses) for assets still held(3)
	(in thousands)
Fixed maturities, available-for-sale:
U.S. Government	$8,132	$0	$2,415	$0	$0	$0	$0	$0	$0	$10,547	$0
Corporate Securities(4)	85,452	(1,123)	61,563	0	0	(43,724)	0	4,655	(2,556)	104,267	(3,797)
Structured Securities(5)	9,336	502	44,273	0	0	(5,259)	0	551	(30,578)	18,825	(2)
Other assets:
Fixed maturities, trading	0	(557)	0	0	0	0	0	5,021	0	4,464	(543)
Equity securities	5,705	471	0	(929)	0	0	0	0	0	5,247	482
Short-term investments	0	0	0	0	0	0	0	0	0	0	0
Cash equivalents	0	0	0	0	0	0	0	0	0	0	0
Other assets	0	441	7,618	0	0	0	0	0	0	8,059	441
Reinsurance recoverables	239,911	70,063	17,950	0	0	0	21,896	0	(47,006)	302,814	57,652
Liabilities:
Future policy benefits	(8,332,474)	(2,409,958)	0	0	(1,080,566)	0	0	0	0	(11,822,998)	(2,710,167)
Policyholders' account balances(6)	(42,350)	(32,247)	0	0	(122,295)	0	0	0	0	(196,892)	(22,699)

	Year Ended December 31, 2019
	Total realized and unrealized gains (losses)				Unrealized gains (losses) for assets still held(3)
	Realized investment gains (losses), net(1)	Asset administration fees and other income	Included in other comprehensive income (losses)	Net investment income	Realized investment gains (losses), net	Asset administration fees and other income
	(in thousands)
Fixed maturities, available-for-sale	$(3,562)	$0	$2,690	$251	$(3,799)	$0
Other assets:
Fixed maturities, trading	0	(543)	0	(14)	0	(543)
Equity securities	0	471	0	0	0	482
Short-term investments	0	0	0	0	0	0
Cash equivalents	0	0	0	0	0	0
Other assets	441	0	0	0	441	0
Reinsurance recoverables	70,063	0	0	0	57,652	0
Liabilities:
Future policy benefits	(2,409,958)	0	0	0	(2,710,167)	0
Policyholders' account balances	(32,247)	0	0	0	(22,699)	0

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The following tables summarize the portion of changes in fair values of Level 3 assets and liabilities included in earnings and OCI for the year ended December 31, 2018, as well as the portion of gains or losses included in income attributable to unrealized gains or losses related to those assets and liabilities still held as of December 31, 2018.

	Year Ended December 31, 2018
	Total realized and unrealized gains (losses)				Unrealized gains (losses) for assets still held(3)
	Realized investment gains (losses), net(1)	Asset administration fees and other income	Included in other comprehensive income (losses)	Net investment income	Realized investment gains (losses), net	Asset administration fees and other income
	(in thousands)
Fixed maturities, available-for-sale	$(6,693)	$0	$(5,194)	$241	$(6,627)	$0
Other assets:
Fixed maturities, trading	0	0	0	0	0	0
Equity securities	0	(591)	0	0	0	(1,208)
Short-term investments	(20)	0	0	0	(55)	0
Cash equivalents	13	0	0	0	0	0
Other assets	0	0	0	0	0	0
Reinsurance recoverables	(28,757)	0	0	0	(19,962)	0
Liabilities:
Future policy benefits	843,914	0	0	0	529,804	0
Policyholders' account balances	6,051	0	0	0	6,051	0

(1)Realized investment gains (losses) on future policy benefits and reinsurance recoverables primarily represent the change in the fair value of the Company's living benefit guarantees on certain of its variable annuity contracts.
(2)Other includes reclassifications of certain assets and liabilities between reporting categories.
(3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
(4)Includes U.S. corporate public, U.S. corporate private, foreign corporate public and foreign corporate private securities.
(5)Includes asset-backed, commercial mortgage-backed and residential mortgage-backed securities.
(6)Issuances and settlements for Policyholders' account balances are presented net in the rollforward.
(7)Effective January 1, 2020, the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period were added prospectively due to adoption of ASU 2018-13. Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.

Fair Value of Financial Instruments

The table below presents the carrying amount and fair value by fair value hierarchy level of certain financial instruments that are not reported at fair value. The financial instruments presented below are reported at carrying value on the Statements of Financial Position. In some cases, as described below, the carrying amount equals or approximates fair value.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

	December 31, 2020
	Fair Value				Carrying Amount(1)
	Level 1	Level 2	Level 3	Total	Total

	(in thousands)
Assets:
Commercial mortgage and other loans	$0	$0	$1,836,633	$1,836,633	$1,765,770
Policy loans	0	0	11,806	11,806	11,806
Short-term investments	165,000	0	0	165,000	165,000
Cash and cash equivalents	386,078	150,000	0	536,078	536,078
Accrued investment income	0	121,604	0	121,604	121,604
Reinsurance recoverables	0	0	51,225	51,225	50,484
Receivables from parent and affiliates	0	31,594	0	31,594	31,594
Other assets	0	278,355	394,069	672,424	672,424
Total assets	$551,078	$581,553	$2,293,733	$3,426,364	$3,354,760
Liabilities:
Policyholders’ account balances - investment contracts	$0	$0	$2,426,471	$2,426,471	$2,406,100
Short-term debt	0	121,205	0	121,205	119,671
Long-term debt	0	332,451	0	332,451	299,747
Reinsurance Payables	0	0	44,446	44,446	44,446
Payables to parent and affiliates	0	47,345	0	47,345	47,345
Other liabilities	0	757,968	0	757,968	757,968
Separate account liabilities - investment contracts	0	30	0	30	30
Total liabilities	$0	$1,258,999	$2,470,917	$3,729,916	$3,675,307

	December 31, 2019
	Fair Value				Carrying Amount(1)
	Level 1	Level 2	Level 3	Total	Total

	(in thousands)
Assets:
Commercial mortgage and other loans	$0	$0	$1,512,283	$1,512,283	$1,471,522
Policy loans	0	0	12,366	12,366	12,366
Short-term investments	75,004	0	0	75,004	75,004
Cash and cash equivalents	687,558	302,000	0	989,558	989,558
Accrued investment income	0	102,724	0	102,724	102,724
Reinsurance recoverables	0	0	56,171	56,171	55,796
Receivables from parent and affiliates	0	10,192	50,587	60,779	60,192
Other assets	0	1,893	63,106	64,999	64,999
Total assets	$762,562	$416,809	$1,694,513	$2,873,884	$2,832,161
Liabilities:
Policyholders’ account balances - investment contracts	$0	$0	$1,445,486	$1,445,486	$1,438,742
Short-term debt	0	245,617	0	245,617	242,094
Long-term debt	0	446,105	0	446,105	419,418
Reinsurance payables	0	0	50,035	50,035	50,035
Payables to parent and affiliates	0	39,209	0	39,209	39,209
Other liabilities	0	205,988	0	205,988	205,988
Separate account liabilities - investment contracts	0	54	0	54	54
Total liabilities	$0	$936,973	$1,495,521	$2,432,494	$2,395,540

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

(1)Carrying values presented herein differ from those in the Company’s Statements of Financial Position because certain items within the respective financial statement captions are not considered financial instruments or out of scope under authoritative guidance relating to disclosures of the fair value of financial instruments.
The fair values presented above have been determined by using available market information and by applying market valuation methodologies, as described in more detail below.
Commercial Mortgage and Other Loans
The fair value of most commercial mortgage loans is based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate or foreign government bond rate (for non-U.S. dollar-denominated loans) plus an appropriate credit spread for loans of similar quality, average life and currency. The quality ratings for these loans, a primary determinant of the credit spreads and a significant component of the pricing process, are based on an internally-developed methodology. Certain commercial mortgage loans are valued incorporating other factors, including the terms of the loans, the principal exit strategies for the loans, prevailing interest rates and credit risk.
Policy Loans
Policy loans carrying value approximates fair value.
Short-Term Investments, Cash and Cash Equivalents, Accrued Investment Income and Receivables from Parent and Affiliates
The Company believes that due to the short-term nature of certain assets, the carrying value approximates fair value. These assets include: certain short-term investments which are not securities, are recorded at amortized cost; cash and cash equivalent instruments; and accrued investment income.
Other Assets
Other assets primarily consist of deposit assets related to a reinsurance agreement that uses deposit accounting under U.S. GAAP. In addition, there are other assets that meet the definition of financial instruments, including receivables such as unsettled trades and accounts receivable.
Reinsurance Recoverables and Reinsurance Payables
Reinsurance recoverables and reinsurance payables include corresponding receivables and payables associated with reinsurance arrangements between the Company and related parties. See Note 10 for additional information about the Company's reinsurance arrangements.
Policyholders’ Account Balances - Investment Contracts
Only the portion of policyholders’ account balances related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table above. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair values are generally derived using discounted projected cash flows based on interest rates that are representative of the Company’s financial strength ratings, and hence reflect the Company’s own NPR. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value.
Debt
The fair value of short-term and long-term debt is generally determined by either prices obtained from independent pricing services, which are validated by the Company, or discounted cash flow models. Discounted cash flow models predominately use market observable inputs such as the borrowing rates currently available to the Company for debt and financial instruments with similar terms and remaining maturities. For debt with a maturity of less than 90 days, the carrying value approximates fair value.
Other Liabilities and Payables to Parent and Affiliates
Other liabilities and payables to parent and affiliates includes the funds withheld liability for assets retained under a reinsurance agreement that corresponds to the deposit assets above in "Other Assets". Also included are unsettled trades, drafts, escrow deposits and accrued expense payables and due to the short-term until settlement of most of these liabilities, the Company believes that carrying value approximates fair value.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Separate Account Liabilities - Investment Contracts
Only the portion of separate account liabilities related to products that are investment contracts are reflected in the table above. Separate account liabilities are recorded at the amount credited to the contractholder, which reflects the change in fair value of the corresponding separate account assets including contractholder deposits less withdrawals and fees; therefore, carrying value approximates fair value.
6.    DEFERRED POLICY ACQUISITION COSTS
The balances of and changes in DAC as of and for the years ended December 31, are as follows:

	2020	2019	2018
	(in thousands)
Balance, beginning of year	$4,455,683	$4,447,505	$4,596,565
Capitalization of commissions, sales and issue expenses	339,151	412,627	372,996
Amortization-Impact of assumption and experience unlocking and true-ups	169,731	245,276	(113,534)
Amortization-All other	(573,745)	(518,129)	(476,261)
Change due to unrealized investment gains and losses	(154,488)	(131,596)	67,739
Other(1)	1,448	0	0
Balance, end of year	$4,237,780	$4,455,683	$4,447,505
(1) Represents the impact of the January 1, 2020 adoption of ASU 2016-13. See Note 2 for details.
7.    VALUE OF BUSINESS ACQUIRED
The balances of and changes in VOBA as of and for the years ended December 31, are as follows:

	2020	2019	2018
	(in thousands)
Balance, beginning of year	$30,025	$33,222	$35,109
Amortization-Impact of assumption and experience unlocking and true-ups	2,006	2,093	1,485
Amortization-All other	(5,754)	(6,376)	(7,348)
Interest	1,551	1,778	1,983
Change due to unrealized investment gains and losses	(581)	(692)	1,993
Balance, end of year	$27,247	$30,025	$33,222
The following table provides estimated future amortization, net of interest, for the periods indicated:

	2021	2022	2023	2024	2025
	(in thousands)
Estimated future VOBA amortization	$4,604	$3,898	$3,295	$2,771	$2,323

8. POLICYHOLDERS’ LIABILITIES
Future Policy Benefits
Future policy benefits at December 31 for the years indicated are as follows:

	2020	2019
	(in thousands)
Life insurance – domestic	$71	$71
Individual annuities and supplementary contracts(1)	1,223,557	1,087,060
Other contract liabilities(1)	17,337,263	11,845,330
Total future policy benefits	$18,560,891	$12,932,461
(1)Includes assumed reinsurance business.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Future policy benefits for domestic life insurance policies reflect in course of settlement amounts. Individual annuities and supplementary contract liabilities include reserves for life contingent immediate annuities. Other contract liabilities include unearned premiums and certain other reserves for annuities and individual life products.
Future policy benefits for individual annuities and supplementary contracts with life contingencies are generally equal to the present value of expected future payments. Assumptions as to mortality are based on the Company’s experience, industry data, and/or other factors, when the basis of the reserve is established. The interest rates used in the determination of the present values range from 0.0% to 8.3%; less than 1% of the reserves based on an interest rate in excess of 8%.
The Company’s liability for future policy benefits are primarily liabilities for guaranteed benefits related to certain long-duration life and annuity contracts. Liabilities for guaranteed benefits with embedded derivative features are primarily in "Other contract liabilities" in the table above. The remaining liabilities for guaranteed benefits are primarily reflected with the underlying contract. The interest rates used in the determination of the present values range from 0.3% to 2.6%. See Note 9 for additional information regarding liabilities for guaranteed benefits related to certain long-duration contracts.
Premium deficiency reserves included in “Future policy benefits” are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses. Premium deficiency reserves have been recorded for the individual annuity business, which consists of single premium immediate annuities with life contingencies.
Policyholders’ Account Balances
Policyholders’ account balances at December 31 for the years indicated are as follows:

	2020	2019
	(in thousands)
Interest-sensitive life contracts	$13,842	$14,391
Individual annuities(1)	8,760,543	5,716,052
Guaranteed interest accounts	407,074	449,916
Total policyholders’ account balances	$9,181,459	$6,180,359
(1)Includes assumed reinsurance business from Pruco Life.
Policyholders’ account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. These policyholders’ account balances also include provisions for benefits under non-life contingent payout annuities and certain unearned revenues. Policyholders' account balances also include amounts representing the fair value of embedded derivative instruments associated with the index-linked features of certain annuity products. See Note 5 for additional information on the fair value of these embedded derivative instruments. Interest crediting rates for interest-sensitive life contracts range from 3.5% to 6.0% . Interest crediting rates for individual annuities range from 0.0% to 6.5%. Interest crediting rates for guaranteed interest accounts range from 0.1% to 5.8%.
9.    CERTAIN LONG-DURATION CONTRACTS WITH GUARANTEES

The Company issued variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issued variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than total deposits made to the contract adjusted for any partial withdrawals ("return of net deposits"). In certain of these variable annuity contracts, the Company also contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return ('minimum return"), and/or (2) the highest contract value on a specified date adjusted for any withdrawals (“contract value”). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period and withdrawal and income benefits payable during specified periods. The Company also issued annuity contracts with market value adjusted investment options (“MVAs”), which provide for a return of principal plus a fixed-rate of return if held to maturity, or, alternatively, a “market adjusted value” if surrendered prior to maturity or if funds are reallocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable. The Company also issued fixed deferred annuity contracts without MVA that have a guaranteed credited rate and annuity benefit. The Company also issues indexed variable annuity contracts for which the return is tied to the return of specific indices where the Company contractually guarantees to the contractholder a return of no less than total deposits made to the contract adjusted for any partial withdrawals upon death.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The assets supporting the variable portion of all variable annuities are carried at fair value and reported as “Separate account assets” with an equivalent amount reported as “Separate account liabilities.” Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in “Policy charges and fee income” and changes in liabilities for minimum guarantees are generally included in “Policyholders’ benefits” or "Realized investment gains (losses), net".
For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. The Company’s primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including fixed income and equity market returns, contract lapses and contractholder mortality.
For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company’s primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including fixed income and equity market returns, timing of annuitization, contract lapses and contractholder mortality.
For guarantees of benefits that are payable at withdrawal, the net amount at risk is generally defined as the present value of the minimum guaranteed withdrawal payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is generally defined as the guaranteed minimum accumulation balance minus the current account balance. The Company’s primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, interest rates, market volatility and contractholder behavior.
The Company’s contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. The liabilities related to the net amount at risk are reflected within “Future policy benefits.” As of December 31, 2020 and 2019, the Company had the following guarantees associated with these contracts, by product and guarantee type:

	December 31, 2020		December 31, 2019
	In the Event of Death(1)	At Annuitization/ Accumulation(1)(2)	In the Event of Death(1)	At Annuitization/ Accumulation(1)(2)

Annuity Contracts	(in thousands)
Return of net deposits
Account value	$122,530,558	N/A	$120,240,930	N/A
Net amount at risk	$203,506	N/A	$229,080	N/A
Average attained age of contractholders	69 years	N/A	68 years	N/A
Minimum return or contract value
Account value	$23,359,093	131,888,370	$23,563,604	$129,812,105
Net amount at risk	$2,020,533	3,702,796	$2,254,621	$3,989,437
Average attained age of contractholders	71 years	70 years	70 years	69 years
Average period remaining until earliest expected annuitization	N/A	0 years	N/A	0 years

(1)Amounts include assumed reinsurance business.
(2)Includes income and withdrawal benefits.

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

	December 31, 2020(1)	December 31, 2019(1)

	(in thousands)
Equity funds	$83,132,748	$82,506,787
Bond funds	55,850,849	53,763,563
Money market funds	2,417,037	2,877,135
Total	$141,400,634	$139,147,485
(1)Amounts include assumed reinsurance business.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

In addition to the amounts invested in separate account investment options above, $4.5 billion at December 31, 2020 and $4.7 billion at December 31, 2019 of account balances of variable annuity contracts with guarantees, inclusive of contracts with MVA features, were invested in general account investment options. For the years ended December 31, 2020, 2019 and 2018, there were no transfers of assets, other than cash, from the general account to any separate account, and accordingly no gains or losses recorded.
Liabilities for Guarantee Benefits
The table below summarizes the changes in general account liabilities for guarantees. The liabilities for GMDB and guaranteed minimum income benefits (“GMIB”) are included in “Future policy benefits” and the related changes in the liabilities are included in “Policyholders’ benefits.” GMAB, GMWB and GMIWB are accounted for as embedded derivatives and are recorded at fair value within “Future policy benefits.” Changes in the fair value of these derivatives, including changes in the Company’s own risk of non-performance, along with any fees attributed or payments made relating to the derivative are recorded in “Realized investment gains (losses), net.” See Note 5 for additional information regarding the methodology used in determining the fair value of these embedded derivatives. The Company maintains a portfolio of derivative investments that serve as a partial hedge of the risks associated with these products, for which the changes in fair value are also recorded in “Realized investment gains (losses), net.” This portfolio of derivative investments does not qualify for hedge accounting treatment under U.S. GAAP.

	GMDB	GMAB/GMWB/ GMIWB	GMIB	Totals
Variable Annuity	(in thousands)
Balance at December 31, 2017	$622,802	$8,151,902	$22,526	$8,797,230
Incurred guarantee benefits(1)(2)	103,596	180,572	2,679	286,847
Paid guarantee benefits(2)	(67,887)	0	(2,915)	(70,802)
Change in unrealized investment gains and losses(2)	(20,108)	0	(230)	(20,338)
Balance at December 31, 2018	638,403	8,332,474	22,060	8,992,937
Incurred guarantee benefits(1)(2)	68,142	3,490,524	3,539	3,562,205
Paid guarantee benefits(2)	(51,418)	0	(3,477)	(54,895)
Change in unrealized investment gains and losses(2)	26,377	0	274	26,651
Balance at December 31, 2019	681,504	11,822,998	22,396	12,526,898
Incurred guarantee benefits(1)(2)	139,032	5,491,006	7,075	5,637,113
Paid guarantee benefits(2)	(68,693)	0	(4,445)	(73,138)
Change in unrealized investment gains and losses(2)	36,612	0	374	36,986
Balance at December 31, 2020	$788,455	$17,314,004	$25,400	$18,127,859

(1)Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates affecting the reserves. Also includes changes in the fair value of features considered to be derivatives.
(2)Amounts include assumed reinsurance business.

The GMDB, which includes the liability for no-lapse guarantees, and GMIB liability are established when associated assessments (which include all policy charges including charges for administration, mortality, expense, surrender, and other, regardless of how characterized) are recognized. This liability is established using current best estimate assumptions and is based on the ratio of the present value of total expected excess payments (e.g., payments in excess of account value) over the life of the contract divided by the present value of total expected assessments (i.e., benefit ratio). The liability equals the current benefit ratio multiplied by cumulative assessments recognized to date, plus interest, less cumulative excess payments to date. Similar to as described above for DAC, the reserves are subject to adjustments based on annual reviews of assumptions and quarterly adjustments for experience, including market performance. These adjustments reflect the impact on the benefit ratio of using actual historical experience from the issuance date to the balance sheet date plus updated estimates of future experience. The updated benefit ratio is then applied to all prior periods’ assessments to derive an adjustment to the reserve recognized through a benefit or charge to current period earnings.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The GMAB features provide the contractholder with a guaranteed return of initial account value or an enhanced value if applicable. The most significant of the Company’s GMAB features are the guaranteed return option features, which includes an automatic rebalancing element that reduces the Company’s exposure to these guarantees. The GMAB liability is calculated as the present value of future expected payments in excess of the account balance less the present value of future expected rider fees attributable to the embedded derivative feature.
The GMWB features provide the contractholder with access to a guaranteed remaining balance if the account value is reduced to zero through a combination of market declines and withdrawals. The guaranteed remaining balance is generally equal to the protected value under the contract, which is initially established as the greater of the account value or cumulative deposits when withdrawals commence, less cumulative withdrawals. The contractholder also has the option, after a specified time period, to reset the guaranteed remaining balance to the then-current account value, if greater. The contractholder accesses the guaranteed remaining balance through payments over time, subject to maximum annual limits. The GMWB liability is calculated as the present value of future expected payments to customers less the present value of future expected rider fees attributable to the embedded derivative feature.
The GMIWB features, taken collectively, provide a contractholder two optional methods to receive guaranteed minimum payments over time, a “withdrawal” option or an “income” option. The withdrawal option (which was available under only one of the GMIWBs and is no longer offered) guarantees that a contractholder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. The income option (which varies among the Company’s GMIWBs) in general guarantees the contractholder the ability to withdraw an amount each year for life (or for joint lives, in the case of any spousal version of the benefit) where such amount is equal to a percentage of a protected value under the benefit. The contractholder also has the potential to increase this annual amount, based on certain subsequent increases in account value that may occur. The GMIWB can be elected by the contractholder upon issuance of an appropriate deferred variable annuity contract or at any time following contract issue prior to annuitization. Certain GMIWB features include an automatic rebalancing element that reduces the Company’s exposure to these guarantees. The GMIWB liability is calculated as the present value of future expected payments to customers less the present value of future expected rider fees attributable to the embedded derivative feature.
Sales Inducements
The Company defers sales inducements and amortizes them over the anticipated life of the policy using the same methodology and assumptions used to amortize DAC. DSI is included in “Deferred sales inducements”. The Company has offered various types of sales inducements, including: (1) a bonus whereby the policyholder’s initial account balance is increased by an amount equal to a specified percentage of the customer’s initial deposit and (2) additional credits after a certain number of years a contract is held. Changes in DSI, reported as “Interest credited to policyholders’ account balances”, are as follows:

Sales Inducements
(in thousands)
Balance at December 31, 2017	$1,020,786
Capitalization	2,888
Amortization - Impact of assumption and experience unlocking and true-ups	(5,713)
Amortization - All other	(149,236)
Change in unrealized investment gains and losses	20,873
Balance at December 31, 2018	889,598
Capitalization	797
Amortization - Impact of assumption and experience unlocking and true-ups	100,222
Amortization - All other	(146,620)
Change in unrealized investment gains and losses	(31,273)
Balance at December 31, 2019	812,724
Capitalization	1,084
Amortization - Impact of assumption and experience unlocking and true-ups	103,057
Amortization - All other	(150,083)
Change in unrealized investment gains and losses	(52,184)
Balance at December 31, 2020	$714,598

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

10.    REINSURANCE
The Company uses reinsurance as part of its risk management and capital management strategies for certain of its living benefit guarantees and variable annuity base contracts. Effective April 1, 2016, the Company recaptured the risks related to its variable annuity living benefit guarantees that were previously reinsured to affiliates. In addition, the Company reinsured variable annuity base contracts, along with the living benefit guarantees, from Pruco Life, excluding the PLNJ business which was reinsured to Prudential Insurance. This reinsurance covers new and in-force business and excludes business reinsured externally. As of December 31, 2020, Pruco Life discontinued the sales of traditional variable annuities with guaranteed living benefit riders. This discontinuation has no impact on the reinsurance agreement between Pruco Life and the Company.
Effective December 31, 2015, the Company surrendered its New York license and reinsured the majority of its New York business, both the living benefit guarantees and base contracts, to Prudential Insurance. See Note 1 for additional information. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The Company believes a material reinsurance liability resulting from such inability of reinsurers to meet their obligations is unlikely.
Realized investment gains and losses include the impact of reinsurance agreements, particularly reinsurance agreements involving living benefit guarantees. These reinsurance agreements are derivatives and have been accounted for in the same manner as embedded derivatives and the changes in the fair value of these derivatives are recognized through "Realized investment gains (losses), net". See Note 4 for additional information related to the accounting for embedded derivatives.
Reinsurance amounts included in the Company's Statements of Financial Position as of December 31, were as follows:

	2020	2019
	(in thousands)
Reinsurance recoverables	$694,040	$621,510
Deferred policy acquisition costs	3,414,620	3,725,719
Deferred sales inducements	374,631	437,594
Value of business acquired	(2,124)	(2,275)
Other assets	61,471	65,819
Policyholders’ account balances	3,273,863	3,253,474
Future policy benefits	12,610,942	8,328,777
Reinsurance payables(1)	178,860	235,318
Other liabilities	262,462	337,909

(1)Includes $2.3 million and $0.1 million of unaffiliated activity at December 31, 2020 and December 31, 2019, respectively.

The reinsurance recoverables by counterparty are broken out below:

	December 31, 2020	December 31, 2019
	(in thousands)
Prudential Insurance	$494,611	$387,355
Pruco Life	198,547	233,933
Unaffiliated	882	222
Total reinsurance recoverables	$694,040	$621,510

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Reinsurance amounts, included in the Company’s Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, were as follows:

	2020	2019	2018
	(in thousands)
Premiums:
Direct	$26,272	$29,022	$37,895
Assumed	37,806	31,570	31,989
Ceded	(3,493)	(1,042)	(2,619)
Net premiums	60,585	59,550	67,265
Policy charges and fee income:
Direct	409,331	477,478	549,500
Assumed	1,564,776	1,638,023	1,661,484
Ceded(1)	(30,508)	(34,455)	(39,706)
Net policy charges and fee income	1,943,599	2,081,046	2,171,278
Asset administration fees and other income:
Direct	151,887	141,884	96,743
Assumed	308,187	306,945	301,549
Ceded	(8,003)	(8,346)	(9,136)
Net asset administration fees and other income	452,071	440,483	389,156
Realized investment gains (losses), net:
Direct	(2,208,057)	(1,137,422)	81,120
Assumed	(3,131,107)	(1,584,764)	823,129
Ceded	78,224	40,866	(20,176)
Realized investment gains (losses), net	(5,260,940)	(2,681,320)	884,073
Policyholders' benefits (including change in reserves):
Direct	72,467	58,308	81,045
Assumed	156,320	89,284	110,358
Ceded(2)	(6,175)	(3,667)	(4,315)
Net policyholders' benefits (including change in reserves)	222,612	143,925	187,088
Interest credited to policyholders’ account balances:
Direct	85,454	82,444	127,018
Assumed	97,373	84,182	132,324
Ceded	(2,667)	(5,417)	(10,167)
Net interest credited to policyholders’ account balances	180,160	161,209	249,175
Reinsurance expense allowances and general and administrative expenses, net of capitalization and amortization	1,036,119	988,951	1,131,351

(1)Includes $(2.6) million, $(1.0) million and $(1.0) million of unaffiliated activity for the years ended December 31, 2020, 2019 and 2018, respectively.
(2)Includes $0.1 million, $(0.1) million and $(0.3) million of unaffiliated activity for the years ended December 31, 2020, 2019 and 2018, respectively.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

11.    INCOME TAXES
The following schedule discloses significant components of income tax expense (benefit) for each year presented:

	Year Ended December 31,
	2020	2019	2018
		(in thousands)
Current tax expense (benefit):
U.S. federal	$91,707	$14,381	$(422,999)
Total	91,707	14,381	(422,999)
Deferred tax expense (benefit):
U.S. federal	(957,427)	(305,482)	584,503
Total	(957,427)	(305,482)	584,503
Income tax expense (benefit)	(865,720)	(291,101)	161,504
Income tax expense (benefit) reported in equity related to:
Other comprehensive income (loss)	293,588	200,447	(52,510)
Total income tax expense (benefit)	$(572,132)	$(90,654)	$108,994

Reconciliation of Expected Tax at Statutory Rates to Reported Income Tax Expense (Benefit)
The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% applicable for 2020, 2019 and 2018, and the reported income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Expected federal income tax expense (benefit)	$(847,347)	$(268,890)	$387,286
Non-taxable investment income	(10,942)	(12,019)	(18,954)
Tax credits	(7,908)	(11,708)	(13,694)
Changes in tax law	0	0	(193,306)
Other	477	1,516	172
Reported income tax expense (benefit)	$(865,720)	$(291,101)	$161,504
Effective tax rate	21.5%	22.7%	8.8%

The effective tax rate is the ratio of “Total income tax expense (benefit)” divided by “Income (loss) from operations before income taxes”. The Company’s effective tax rate for fiscal years 2020, 2019 and 2018 was 21.5%, 22.7% and 8.8%, respectively. The following is a description of items that had the most significant impact on the difference between the Company’s statutory U.S. federal income tax rate of 21% applicable for 2020, 2019 and 2018, and the Company’s effective tax rate during the periods presented:

Non-Taxable Investment Income. The U.S. Dividends Received Deduction (“DRD”) reduces the amount of dividend income subject to U.S. tax and accounts for most of the non-taxable investment income shown in the table above. More specifically, the U.S. DRD constitutes $10 million of the total $11 million of 2020 non-taxable investment income, $11 million of the total $12 million of 2019 non-taxable investment income, and $15 million of the total $19 million of 2018 non-taxable investment income. The DRD for the current period was estimated using information from 2019, current year investment results, and current year’s equity market performance. The actual current year DRD can vary based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from fund investments, changes in the account balances of variable life and annuity contracts, and the Company’s taxable income before the DRD.
Tax credits. These amounts primarily represent tax credits relating to foreign taxes withheld on the Company’s separate account investments.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Changes in Tax Law. The following is a list of notable changes in tax law that impacted the Company’s effective tax rate for the periods presented:

Tax Act of 2017. On December 22, 2017, the Tax Act of 2017 was enacted into U.S. law. During 2018, the Company completed the collection, preparation and analysis of data relevant to the Tax Act of 2017, and interpreted any additional guidance issued by the IRS, U.S. Department of the Treasury, or other standard-setting organizations, and recognized a $0.2 million increase in income tax expense primarily related to refinements of our provisional estimates.

2018 Industry Issue Resolution. In August 2018, the IRS released a Directive to provide guidance on the tax reserving for guaranteed benefits within variable annuity contracts and principle-based reserves on certain life insurance contracts. Adopting the methodology specified in the Directive resulted in an accelerated deduction for the Company’s 2017 tax return, that would have otherwise been deductible in future years. Prior to the adoption of this Directive, the Company accounted for these future deductions as deferred tax assets measured using the current 21% corporate income tax rate. Upon adoption of the Directive, the tax benefits were revalued using the 35% tax rate applicable for the 2017 tax year and resulted in a reduction in income tax expense of $193 million.

Other. This line item represents insignificant reconciling items that are individually less than 5% of the computed expected federal income tax expense (benefit) and have therefore been aggregated for purposes of this reconciliation in accordance with relevant disclosure guidance.

Schedule of Deferred Tax Assets and Deferred Tax Liabilities

	As of December 31,
	2020	2019
	(in thousands)
Deferred tax assets:
Insurance reserves	$2,648,343	$1,716,039
Investments	425,467	411,788
Other	539	2,002
Deferred tax assets	3,074,349	2,129,829
Deferred tax liabilities:
VOBA and deferred policy acquisition cost	879,072	929,882
Deferred sales inducements	150,065	170,672
Net unrealized gain on securities	506,543	154,815
Deferred tax liabilities	1,535,680	1,255,369
Net deferred tax asset (liability)	$1,538,669	$874,460

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.
The Company had no valuation allowance as of December 31, 2020 and 2019. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of deferred tax asset that is realizable.
The Company’s Income (loss) from operations before income taxes includes income (loss) from domestic operations of $(4,035) million, $(1,280) million, and $1,844 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Tax Audit and Unrecognized Tax Benefits
The Company’s liability for income taxes includes the liability for unrecognized tax benefits and interest that relate to tax years still subject to review by the IRS or other taxing authorities. The completion of review or the expiration of the Federal statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.
The Company had no unrecognized tax benefits as of December 31, 2020, 2019, and 2018. The Company does not anticipate any significant changes within the next twelve months to its total unrecognized tax benefits related to tax years for which the statute of limitations has not expired.
The Company classifies all interest and penalties related to tax uncertainties as income tax expense (benefit). The company did not recognize tax related interest and penalties.
At December 31, 2020, the Company remains subject to examination in the U.S. for tax years 2014 through 2020.
The Company participates in the IRS’s Compliance Assurance Program. Under this program, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolution programs are available to resolve the disagreements in a timely manner.
12.    EQUITY
Accumulated Other Comprehensive Income (Loss)
AOCI represents the cumulative OCI items that are reported separate from net income and detailed on the Statements of Comprehensive Income. Net unrealized investment gains (losses) are described in further detail in Note 2. The balance of and changes in each component of AOCI as of and for the years ended December 31, are as follows:

	Accumulated Other Comprehensive Income (Loss)
	Foreign Currency Translation Adjustment	Net Unrealized Investment Gains (Losses)(1)	Total Accumulated Other Comprehensive Income (Loss)

	(in thousands)
Balance, December 31, 2017	$(7)	$(90,117)	$(90,124)
Change in OCI before reclassifications	(1,354)	(311,658)	(313,012)
Amounts reclassified from AOCI	0	62,970	62,970
Income tax benefit (expense)	285	52,225	52,510
Cumulative effect of adoption of ASU 2016-01	0	(3)	(3)
Cumulative effect of adoption of ASU 2018-02	(2)	(36,712)	(36,714)
Balance, December 31, 2018	(1,078)	(323,295)	(324,373)
Change in OCI before reclassifications	182	956,373	956,555
Amounts reclassified from AOCI	0	(3,123)	(3,123)
Income tax benefit (expense)	(38)	(200,409)	(200,447)
Balance, December 31, 2019	(934)	429,546	428,612
Change in OCI before reclassifications	286	1,389,181	1,389,467
Amounts reclassified from AOCI	0	8,568	8,568
Income tax benefit (expense)	(60)	(293,528)	(293,588)
Balance, December 31, 2020	$(708)	$1,533,767	$1,533,059
(1)Includes cash flow hedges of $(43) million, $0 million and $(4) million as of December 31, 2020, 2019, and 2018, respectively.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Reclassifications out of Accumulated Other Comprehensive Income (Loss)

	Year Ended December 31,
	2020	2019	2018

	(in thousands)
Amounts reclassified from AOCI(1)(2):
Net unrealized investment gains (losses):
Cash flow hedges - Currency/Interest rate(3)	$(4,766)	$7,054	$20,761
Net unrealized investment gains (losses) on available-for-sale securities	(3,802)	(3,931)	(83,731)
Total net unrealized investment gains (losses)(4)	(8,568)	3,123	(62,970)
Total reclassifications for the period	$(8,568)	$3,123	$(62,970)

(1)All amounts are shown before tax.
(2)Positive amounts indicate gains/benefits reclassified out of AOCI. Negative amounts indicate losses/costs reclassified out of AOCI.
(3)See Note 4 for additional information on cash flow hedges.
(4)See table below for additional information on unrealized investment gains (losses), including the impact on DAC and other costs and future policy benefits and other liabilities.

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on available-for-sale fixed maturity securities and certain other invested assets and other assets are included in the Company’s Statements of Financial Position as a component of AOCI. Changes in these amounts include reclassification adjustments to exclude from OCI those items that are included as part of “Net income” for a period that had been part of OCI in earlier periods. The amounts for the periods indicated below, split between amounts related to available-for-sale fixed maturity securities on which an OTTI had been previously recognized, an allowance for credit losses has been recognized, and all other net unrealized investment gains (losses), are as follows:

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Net Unrealized Gains (Losses) on Available-for-Sale Fixed Maturity Securities on which an OTTI had been previously recognized

	Net Unrealized Gains (Losses) on Investments	DAC and Other Costs(2)	Future Policy Benefits and Other Liabilities(3)	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related to Net Unrealized Investment Gains (Losses)
	(in thousands)
Balance, December 31, 2017	$12,311	$(1,008)	$(157)	$(3,263)	$7,883
Net unrealized investment gains (losses) on investments arising during the period	(15,199)	0	0	3,192	(12,007)
Reclassification adjustment for (gains) losses included in net income	(205)	0	0	43	(162)
Reclassification adjustment for OTTI losses excluded from net income(1)	(241)	0	0	51	(190)
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs and other costs	0	(111)	0	23	(88)
Impact of net unrealized investment (gains) losses on future policy benefits and other liabilities	0	0	89	(19)	70
Balance, December 31, 2018	(3,334)	(1,119)	(68)	27	(4,494)
Net unrealized investment gains (losses) on investments arising during the period	17,795	0	0	(3,741)	14,054
Reclassification adjustment for (gains) losses included in net income	(100)	0	0	21	(79)
Reclassification adjustment for OTTI losses excluded from net income(1)	(52)	0	0	11	(41)
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs and other costs	0	(80)	0	17	(63)
Impact of net unrealized investment (gains) losses on future policy benefits and other liabilities	0	0	(51)	11	(40)
Balance, December 31, 2019	14,309	(1,199)	(119)	(3,654)	9,337
Reclassification due to implementation of ASU 2016-13(4)	(14,309)	1,199	119	3,654	(9,337)
Balance, December 31, 2020	$0	$0	$0	$0	$0

(1)Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.
(2)"Other costs" primarily includes reinsurance recoverables, DSI and VOBA.
(3)"Other liabilities" primarily includes reinsurance payables and deferred reinsurance gains.
(4)Represents net unrealized gains (losses) for which an OTTI had been previously recognized.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Net Unrealized Gains (Losses) on Available-for-Sale Fixed Maturity Securities on which an allowance for credit losses has been recognized and All Other

	Net Unrealized Gains (Losses) on Investments on Available-for-Sale Fixed Maturity Securities on which an allowance for credit losses has been recognized(1)	Net Unrealized Gains (Losses) on All Other Investments(3)	DAC and Other Costs(4)	Future Policy Benefits and Other Liabilities(5)	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related to Net Unrealized Investment Gains (Losses)

	(in thousands)
Balance, December 31, 2017	$0	$(71,723)	$(82,212)	$(16,997)	$72,932	$(98,000)
Net investment gains (losses) on investments arising during the period	0	(405,264)	0	0	85,105	(320,159)
Reclassification adjustment for (gains) losses included in net income	0	63,175	0	0	(13,267)	49,908
Reclassification adjustment for OTTI losses excluded from net income(2)	0	241	0	0	(51)	190
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs and other costs	0	0	90,717	0	(19,049)	71,668
Impact of net unrealized investment (gains) losses on future policy benefits and other liabilities	0	0	0	18,110	(3,803)	14,307
Cumulative effect of adoption of ASU 2016-01	0	(4)	0	0	1	(3)
Cumulative effect of adoption of ASU 2018-02	0	0	0	0	(36,712)	(36,712)
Balance, December 31, 2018	0	(413,575)	8,505	1,113	85,156	(318,801)
Net investment gains (losses) on investments arising during the period	0	1,139,167	0	0	(239,496)	899,671
Reclassification adjustment for (gains) losses included in net income	0	(3,023)	0	0	636	(2,387)
Reclassification adjustment for OTTI losses excluded from net income(2)	0	52	0	0	(11)	41
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs and other costs	0	0	(163,481)	0	34,369	(129,112)
Impact of net unrealized investment (gains) losses on future policy benefits and other liabilities	0	0	0	(36,977)	7,774	(29,203)
Balance, December 31, 2019	0	722,621	(154,976)	(35,864)	(111,572)	420,209
Reclassification due to implementation of ASU 2016-13(6)	0	14,309	(1,199)	(119)	(3,654)	9,337
Net investment gains (losses) on investments arising during the period	59	1,623,552	0	0	(341,050)	1,282,561
Reclassification adjustment for (gains) losses included in net income	3	8,565	0	0	(1,800)	6,768
Reclassification due to allowance for credit losses recorded during the period	(60)	60	0	0	0	0
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs and other costs	0	0	(207,254)	0	43,613	(163,641)
Impact of net unrealized investment (gains) losses on future policy benefits and other liabilities	0	0	0	(27,176)	5,709	(21,467)
Balance, December 31, 2020	$2	$2,369,107	$(363,429)	$(63,159)	$(408,754)	$1,533,767

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

(1)Allowance for credit losses on available-for-sale fixed maturity securities effective January 1, 2020.
(2)Represents "transfers out" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.
(3)Includes cash flow hedges. See Note 4 for information on cash flow hedges.
(4)"Other costs" primarily includes reinsurance recoverables, DSI and VOBA.
(5)"Other liabilities" primarily includes reinsurance payables and deferred reinsurance gains.
(6)Represents net unrealized gains (losses) for which an OTTI had been previously recognized.

13.    STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS
The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the AZDOI. Prescribed statutory accounting practices include publications of the NAIC, as well as state laws, regulations and general administrative rules. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes and certain assets on a different basis.
Statutory net income (loss) of the Company amounted to $(637) million, $(2,052) million and $(852) million for the years ended December 31, 2020, 2019 and 2018, respectively. Statutory surplus of the Company amounted to $6,262 million and $4,748 million at December 31, 2020 and 2019, respectively.
The Company does not utilize prescribed or permitted practices that vary materially from the statutory accounting practices prescribed by the NAIC.
The Company is subject to Arizona law, which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend, which may be paid in any twelve-month period without notification or approval, is limited to the lesser of 10% of statutory surplus, as of December 31 of the preceding year, or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations, together with other dividends or distributions made within the preceding twelve months, the Company is not permitted to pay a dividend in 2021 without prior notification.
In March, June, September, and December 2020, the Company paid an extra-ordinary dividend of $207 million, $173 million, $192 million and $188 million, respectively, to its parent, PAI, which was recorded as a return of capital. In March, June, September, and December 2019, the Company paid an extra-ordinary dividend of $245 million, $247 million, $245 million and $241 million, respectively to PAI, which was recorded as a return of capital. In March, June, September, and December 2018, the Company paid an extra-ordinary dividend of $300 million, $250 million, $250 million and $225 million respectively to PAI, which was recorded as a return of capital.
14.    RELATED PARTY TRANSACTIONS
The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.
Expense Charges and Allocations
The majority of the Company’s expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.
The Company’s general and administrative expenses are charged to the Company using allocation methodologies based on business production processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses include allocations of stock compensation expenses related to a stock-based awards program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock-based awards program was $0.1 million for each of the years ended December 31, 2020, 2019 and 2018. The expense charged to the Company for the deferred compensation program was $0.7 million, $0.6 million and $0.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The Company is charged for its share of employee benefit expenses. These expenses include costs for funded and non-funded, non-contributory defined benefit pension plans. Some of these benefits are based on final earnings and length of service while others are based on an account balance, which takes into consideration age, service and earnings during a career. The Company’s share of net expense for the pension plans was $3 million, $2 million and $2 million for the years ended December 31, 2020, 2019 and 2018, respectively.
The Company is also charged for its share of the costs associated with welfare plans issued by Prudential Insurance. These expenses include costs related to medical, dental, life insurance and disability. The Company's share of net expense for the welfare plans was $2 million for each of the years ended December 31, 2020, 2019 and 2018.
Prudential Insurance sponsors voluntary savings plans for its employee 401(k) plans. The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The Company's expense for its share of the voluntary savings plan was $1.3 million, $0.9 million and $0.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.
The Company pays commissions and certain other fees to PAD in consideration for PAD’s marketing and underwriting of the Company’s products. Commissions and fees are paid by PAD to broker-dealers who sell the Company’s products. Commissions and fees paid by the Company to PAD were $211 million, $97 million and $122 million for the years ended December 31, 2020, 2019 and 2018, respectively.
The Company is charged for its share of corporate expenses incurred by Prudential Financial to benefit its businesses, such as advertising, executive oversight, external affairs and philanthropic activity. The Company’s share of corporate expenses was $20 million, $25 million and $15 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Affiliated Investment Management Expenses
In accordance with an agreement with PGIM, Inc. (“PGIM”), the Company pays investment management expenses to PGIM who acts as investment manager to certain Company general account and separate account assets. Investment management expenses paid to PGIM related to this agreement were $23 million, $14 million and $12 million for the years ended December 31, 2020, 2019 and 2018, respectively. These expenses are recorded as “Net investment income” in the Statements of Operations and Comprehensive Income.
Derivative Trades
In its ordinary course of business, the Company enters into OTC derivative contracts with an affiliate, PGF. For these OTC derivative contracts, PGF has a substantially equal and offsetting position with an external counterparty. See Note 4 for additional information.
Joint Ventures
The Company has made investments in joint ventures with certain subsidiaries of Prudential Financial. "Other invested assets" includes $534 million and $391 million as of December 31, 2020 and 2019, respectively. "Net investment income" related to these ventures includes gains of $17 million, $17 million and $1 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Affiliated Asset Administration Fee Income
The Company has a revenue sharing agreement with AST Investment Services, Inc. (“ASTISI”) and PGIM Investments LLC (“PGIM Investments”) whereby the Company receives fee income based on policyholders' separate account balances invested in the Advanced Series Trust and The Prudential Series Fund. Income received from ASTISI and PGIM Investments related to this agreement was $89 million, $96 million and $105 million for the years ended December 31, 2020, 2019 and 2018, respectively. These revenues are recorded as “Asset administration fees and other income” in the Statements of Operations and Comprehensive Income.
Affiliated Notes Receivable
Affiliated notes receivable included in "Receivables from parent and affiliates" at December 31, were as follows:

	Maturity Dates			Interest Rates			2020	2019
							(in thousands)
U.S. dollar fixed rate notes	2026	-	2027	2.62%	-	14.85%	$56,025	$52,573
Total long-term notes receivable - affiliated(1)							$56,025	$52,573
(1)All long-term notes receivable may be called for prepayment prior to the respective maturity dates under specified circumstances.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

The affiliated notes receivable shown above are classified as available-for-sale securities carried at fair value. The Company monitors the internal and external credit ratings of these loans and loan performance. The Company also considers any guarantees made by Prudential Insurance for loans due from affiliates.
Accrued interest receivable related to these loans was $0.0 million and $0.0 million as of December 31, 2020 and 2019, respectively, and is included in “Other assets.” Revenues related to these loans were $1.5 million, $0.1 million and $0.4 million for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in “Asset administration fees and other income.”

Affiliated Commercial Mortgage Loan
The affiliated commercial mortgage loan included in "Commercial mortgage and other loans" at December 31, was as follow:

	Maturity Date	Interest Rate	2020
			(in thousands)
Affiliated Commercial Mortgage Loan	2025	4.65%	$74,005

The Company did not have any affiliated commercial mortgage loans outstanding at December 31, 2019.
The commercial mortgage loan shown above is carried at unpaid principal balance, net of unamortized deferred loan origination fees and expenses, and net of an allowance for losses. The Company reviews the performance and credit quality of the commercial mortgage on an on-going basis.
Accrued interest receivable related to the loan was $0.3 million at December 31, 2020 and is included in “Accrued investment income.” Revenue was $2.1 million for the year ended December 31, 2020 and is included in “Net investment income.”

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Affiliated Asset Transfers

The Company participates in affiliated asset trades with parent and sister companies. Book and market value differences for trades with a parent and sister are recognized within "Additional paid-in-capital" ("APIC") and "Realized investment gains (losses), net," respectively. The table below shows affiliated asset trades for the years ended December 31, 2020 and 2019:

Affiliate	Date	Transaction	Security Type	Fair Value	Book Value	APIC, Net of Tax Increase/ (Decrease)	Realized Investment Gain/ (Loss)
				(in thousands)
Prudential Insurance	January 2019	Sale	Fixed Maturities	$20,504	$20,781	$0	$(277)
Prudential Insurance	February 2019	Sale	Commercial Mortgages	$97,953	$98,506	$0	$(554)
Prudential Insurance	March 2019	Purchase	Fixed Maturities	$141,476	$141,476	$0	$7,776
Prudential Insurance	April 2019	Purchase	Equity Securities	$4,300	$4,300	$0	$0
Prudential Retirement Insurance and Annuity Company	April 2019	Purchase	Equity Securities	$1,258	$1,258	$0	$0
Pruco Life Insurance Company	April 2019	Purchase	Equity Securities	$14,525	$14,525	$0	$0
Prudential Insurance	June 2019	Transfer out	Fixed Maturities	$23,066	$23,002	$0	$64
Prudential Insurance	June 2019	Transfer In	Fixed Maturities	$19,919	$19,919	$0	$0
Prudential Insurance	August 2019	Sale	Fixed Maturities	$66,346	$64,735	$0	$1,611
Prudential Insurance	August 2019	Sale	Commercial Mortgages	$106,307	$104,733	$0	$1,574
Prudential Insurance	November 2019	Sale	Other Invested Assets	$2,289	$2,362	$0	$(73)
Prudential Insurance	November 2019	Sale	Fixed Maturities	$6,517	$8,550	$0	$(2,033)
Prudential Insurance	December 2019	Purchase	Fixed Maturities	$5,271	$5,271	$0	$0
Prudential Insurance	December 2019	Purchase	Fixed Maturities	$85,261	$85,261	$0	$0
Prudential Insurance	December 2019	Sale	Fixed Maturities	$21,425	$20,628	$0	$797
Prudential International Insurance Service Company	March 2020	Purchase	Fixed Maturities	$107,014	$107,014	$0	$0
Prudential Insurance	March 2020	Purchase	Fixed Maturities	$258,885	$258,885	$0	$0
Prudential Insurance	April 2020	Purchase	Fixed Maturities	$91,131	$91,131	$0	$0
Prudential Insurance	June 2020	Sale	Fixed Maturities	$65,646	$57,699	$0	$7,947
Gibraltar Life Insurance Company	June 2020	Purchase	Fixed Maturities	$222,091	$222,091	$0	$0

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Debt Agreements
The Company is authorized to borrow funds up to $9 billion from Prudential Financial and its affiliates to meet its capital and other funding needs. The following table provides the breakout of the Company's short and long-term debt to affiliates:

Affiliate	Date Issued	Amount of Notes - December 31, 2020	Amount of Notes - December 31, 2019	Interest Rate	Date of Maturity
		(in thousands)
Prudential Insurance	4/20/2016	$0	$37,468	3.64%	12/6/2020
Prudential Insurance	4/20/2016	0	93,671	3.64%	12/15/2020
Prudential Insurance	4/20/2016	0	103,039	3.64%	12/15/2020
Prudential Insurance	4/20/2016	93,671	93,671	3.47%	6/20/2021
Prudential Insurance	4/20/2016	93,671	93,671	4.39%	12/15/2023
Prudential Insurance	4/20/2016	28,102	28,102	4.39%	12/15/2023
Prudential Insurance	4/20/2016	37,468	37,468	3.95%	6/20/2024
Prudential Insurance	4/20/2016	93,671	93,671	3.95%	6/20/2024
Prudential Insurance	4/20/2016	46,835	46,835	3.95%	6/20/2024
Prudential Insurance	6/28/2016	26,000	26,000	2.59%	6/28/2021
Prudential Funding LLC	12/16/2019	0	1,298	2.02%	1/16/2020
Prudential Funding LLC	12/17/2019	0	1,478	2.02%	1/15/2020
Prudential Funding LLC	12/17/2019	0	502	2.02%	1/16/2020
Prudential Funding LLC	12/18/2019	0	4,638	2.02%	1/16/2020
Total loans payable to affiliates		$419,418	$661,512
The total interest expense to the Company related to loans and other payables to affiliates was $53 million, $107 million and $58 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Contributed Capital and Dividends
Through December 31, 2020, 2019 and 2018, the Company did not receive any capital contributions.
In March, June, September, and December of 2020, there was a $207 million, $173 million, $192 million and $188 million return of capital, respectively, to PAI. In March, June, September and December of 2019, there was a $245 million, $247 million, $245 million and $241 million return of capital, respectively, to PAI. In March, June, September and December of 2018, there was a $300 million, $250 million, $250 million and $225 million return of capital, respectively, to PAI.
Reinsurance with Affiliates
As discussed in Note 10, the Company participates in reinsurance transactions with certain affiliates.

15.    COMMITMENTS AND CONTINGENT LIABILITIES
Commitments
The Company has made commitments to fund commercial mortgage loans. As of December 31, 2020 and 2019, the outstanding balances on these commitments were $48 million and $43 million, respectively. These amounts include unfunded commitments that are not unconditionally cancellable. For related credit exposure, there was an allowance for credit losses of $0.0 million as of December 31, 2020, which is a change of $0.1 million for the twelve months ended December 31, 2020. The Company also made commitments to purchase or fund investments, mostly private fixed maturities. As of December 31, 2020 and 2019, $305 million and $207 million, respectively, of these commitments were outstanding. These amounts include unfunded commitments that are not unconditionally cancellable. There were no related charges for credit losses for the twelve months ended December 31, 2020.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

Contingent Liabilities
On an ongoing basis, the Company and its regulators review its operations including, but not limited to, sales and other customer interface procedures and practices, and procedures for meeting obligations to its customers and other parties. These reviews may result in the modification or enhancement of processes or the imposition of other action plans, including concerning management oversight, sales and other customer interface procedures and practices, and the timing or computation of payments to customers and other parties. In certain cases, if appropriate, the Company may offer customers or other parties remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.
The Company is subject to the laws and regulations of states and other jurisdictions concerning the identification, reporting and escheatment of unclaimed or abandoned funds, and is subject to audit and examination for compliance with these requirements. For additional discussion of these matters, see “Litigation and Regulatory Matters” below.
It is possible that the results of operations or the cash flows of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flows for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.
Litigation and Regulatory Matters
The Company is subject to legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings specific to the Company and proceedings generally applicable to business practices in the industry in which it operates. The Company is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. The Company is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In addition, the Company, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of the Company’s pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.
The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed. The Company estimates that as of December 31, 2020, the aggregate range of reasonably possible losses in excess of accruals established for those litigation and regulatory matters for which such an estimate currently can be made is less than $150 million. This estimate is not an indication of expected loss, if any, or the Company’s maximum possible loss exposure on such matters. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.
Summary
The Company’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that the Company’s results of operations or cash flows in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flows for such period. In light of the unpredictability of the Company’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company’s financial position.
16.    CONTRACT WITHDRAWAL PROVISIONS
Most of the Company’s separate account liabilities are subject to discretionary withdrawal by contract holders at market value. Separate account assets, which are carried at fair value, are adequate to pay such withdrawals, which are generally subject to surrender charges ranging from 9% to 1% for contracts held less than 10 years.

Prudential Annuities Life Assurance Corporation
Notes to Financial Statements—(Continued)

17.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The unaudited quarterly results of operations for the years ended December 31, 2020 and 2019 are summarized in the table below:

	Three Months Ended
	March 31	June 30	September 30	December 31
	(in thousands)
2020
Total revenues	$23,927	$(2,640,794)	$504,829	$(113,386)
Total benefits and expenses	1,082,203	(22,500)	552,402	197,456
Income (loss) from operations before income taxes	(1,058,276)	(2,618,294)	(47,573)	(310,842)
Net income (loss)	$(820,788)	$(1,756,214)	$(182,160)	$(410,103)
2019
Total revenues	$(582,563)	$(103,779)	$272,685	$864,964
Total benefits and expenses	296,641	404,277	558,773	472,044
Income (loss) from operations before income taxes	(879,204)	(508,056)	(286,088)	392,920
Net income (loss)	$(900,024)	$(168,770)	$(227,512)	$306,979

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Prudential Annuities Life Assurance Corporation
Opinion on the Financial Statements
We have audited the accompanying statements of financial position of Prudential Annuities Life Assurance Corporation (the "Company") as of December 31, 2020 and 2019, and the related statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Changes in Accounting Principles
As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for credit losses on certain financial assets reported at amortized cost, certain off-balance sheet exposures, and impairments for fixed maturities, available-for-sale in 2020, and the manner in which it accounts for certain financial assets and liabilities and in which it accounts for certain tax effects originally recognized in accumulated other comprehensive income in 2018.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Guaranteed Benefit Features Associated with Certain Annuity Products Included in the Liability for Future Policy Benefits

As described in Notes 2, 5, 8 and 9 to the financial statements, the Company issues certain variable annuity contracts which contain guaranteed benefit features. Certain of the guarantees associated with these contracts are accounted for as embedded derivatives and recorded at fair value. As of December 31, 2020, the fair value of the obligations associated with these guarantees accounted for as embedded derivatives was $17.3 billion. As there is no observable active market for the transfer of these obligations, the valuations are calculated by management using internally-developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The significant inputs to the valuation models for these embedded derivatives include capital market assumptions, such as interest rate levels and volatility assumptions, the Company’s market-perceived non-performance risk under the contract, as well as actuarially determined assumptions, including mortality rates, lapse rates, benefit utilization rates and withdrawal rates. For certain annuity products that include certain other contract features, including guaranteed minimum death benefits ("GMDB"), additional policyholder liabilities are established when associated assessments are recognized. As of December 31, 2020, the additional liability for these contract features included in the liability for future policy benefits was $0.8 billion. As disclosed by management, this liability is established using current best estimate assumptions, including mortality rates, lapse rates, benefit utilization rates, and withdrawal rates, as well as interest rate and equity market return assumptions, and is based on the ratio of the present value of total expected excess payments (i.e., payments in excess of account value) over the life of the contract divided by the present value of total expected assessments (i.e., benefit ratio). The liability equals the current benefit ratio multiplied by cumulative assessments recognized to date, plus interest, less cumulative excess payments to date.

The principal considerations for our determination that performing procedures relating to the valuation of guaranteed benefit features associated with certain annuity products included in the liability for future policy benefits is a critical audit matter are (i) the significant judgment by management to determine the valuation model for the benefit features accounted for as embedded derivatives in light of the valuation objective (fair value) given the lack of an observable market for these guarantees and to determine the aforementioned assumptions for the guaranteed benefit features accounted for as embedded derivatives and additional policyholder liabilities, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the model for embedded derivatives recorded at fair value and the aforementioned assumptions used in the valuation of the liabilities for the guaranteed benefit features accounted for as embedded derivatives and additional policyholder liabilities, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to the valuation of guaranteed benefit features associated with certain annuity products included in the liability for future policy benefits, including controls over the model for the benefit features accounted for as embedded derivatives and development of the assumptions used in the valuation of the liabilities for the guaranteed benefit features accounted for as embedded derivatives and additional policyholder liabilities. These procedures also included, among others, testing management’s process for determining the valuation of guaranteed benefit features associated with certain annuity products included in the liability for future policy benefits, which included the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the appropriateness of management’s models and (ii) evaluating the reasonableness of the aforementioned assumptions used in the valuation based on industry knowledge and data as well as historical Company data and experience. The procedures also included testing the completeness and accuracy of data used to develop the aforementioned assumptions and testing that the aforementioned assumptions are accurately reflected in the models.

Valuation of the Deferred Acquisition Costs Related to Fixed and Variable Deferred Annuity Products

As described in Notes 2 and 6 to the financial statements, the Company defers acquisition costs that relate directly to the successful acquisition of new and renewal annuity business to the extent such costs are deemed recoverable from future profits. As of December 31, 2020, a significant portion of the $4.2 billion of deferred policy acquisition costs ("DAC") are associated with certain fixed and variable deferred annuity products. DAC related to fixed and variable deferred annuity products is generally amortized over the expected life of the contracts in proportion to gross profits arising principally from investment margins, mortality and expense margins, and surrender charges. These margins are updated periodically based on historical and anticipated future experience. Gross profits also include impacts from the embedded derivatives associated with certain of the optional living benefit features of variable annuity contracts. The DAC balance is regularly adjusted with a corresponding charge or credit to current period earnings for the impact of actual gross profits and changes in management’s projections of estimated future gross profits. DAC is subject to periodic recoverability testing.

The principal considerations for our determination that performing procedures relating to the valuation of DAC related to fixed and variable deferred annuity products is a critical audit matter are (i) the significant judgment by management to determine the assumptions used in the projection of gross profits used to amortize DAC related to mortality rates, lapse rates, benefit utilization rates and withdrawal rates, as well as interest rate and equity market return assumptions (collectively, the “significant assumptions”), (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to the valuation of DAC related to fixed and variable deferred annuity products, including controls over the development of the significant assumptions. These procedures also included, among others, testing management’s process for determining the valuation of DAC related to fixed and variable deferred annuity products, which included the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the appropriateness of management’s models and (ii) evaluating the reasonableness of the significant assumptions used in the valuation based on industry knowledge and data as well as historical Company data and experience. The procedures also included testing the completeness and accuracy of data used to develop the assumptions and testing that the assumptions are accurately reflected in the models.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 19, 2021

We have served as the Company's auditor since 2003.

PART C
OTHER INFORMATION
ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS:
(a) (1)    Financial Statements of the subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B (Registrant) consisting of the Statements of Net Assets as of the dates presented, and the Statements of Operations and the Statements of Changes in Net Assets for each of the periods presented, and Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement).

(2)    Financial Statements of Prudential Annuities Life Assurance Corporation (Depositor) consisting of the Statements of Financial Position as of December 31, 2020 and 2019, and the related Statements of Operations and Comprehensive Income, of Equity and of Cash Flows for each of the three years in the period ended December 31, 2020, including the related Notes and Financial Statement Schedule appear at the end of the Statement of Additional Information (Part B of the Registration Statement).
(b)    Exhibits are attached as indicated (all previously filed exhibits, as noted below, are incorporated herein by reference).
(1)    Resolution of the board of directors of Depositor authorizing the establishment of the Registrant for Separate Account B filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.
(2)    Not applicable. Prudential Annuities Life Assurance Corporation maintains custody of all assets.
(3) (a)     Principal Underwriting Agreement. Filed via EDGAR with Post-Effective Amendment No. 14 to Registration Statement No 333-96577 filed April 21, 2006.
(b)    Specimen Revised Dealer Agreement. Filed via EDGAR with Pre-Effective Amendment No. 1 to Registrations Statement No. 333-236099 filed May 7, 2020.
(c)    First Amendment to Principal Underwriting Agreement. Filed via EDGAR with Post-Effective Amendment No. 49 to Registration Statement No. 333-96577 filed September 23, 2011.
(4) (a)     Contract (RILA-IND)(5/21). (Filed Herewith).
(b)    Annuity Schedule Page (RILA-SCHED-B)(5/21). (Filed Herewith)
(c)    Index Linked Variable Income Benefit Schedule (SCHED-VIB)(5/21). (Filed Herewith)
(d)    Index Linked Variable Income Benefit Rider (RID-VIB)(5-21). (Filed Herewith).
(5)     Application (FGI-APP)(5/21) (Filed Herewith).
(6) (a)    Copy of the amended certificate of incorporation of Prudential Annuities Life Assurance Corporation filed via EDGAR with Registration Statement No. 33-44202, filed March 14, 2008.
(b)    Articles of Domestication of Prudential Annuities Life Assurance Corporation, effective August 31, 2013. Filed via EDGAR with Post-Effective Amendment No. 26 to Registration Statement No. 333-150220, filed August 30, 2013.
(c)    Copy of the amended and restated By-Laws of Prudential Annuities Life Assurance Corporation filed via EDGAR with Registration Statement No. 33-44202, filed March 14, 2008.
(d)    Amended and Restated By-Laws of Prudential Annuities Life Assurance Corporation, effective August 30, 2013. Filed via EDGAR with Post-Effective Amendment No. 26 to Registration Statement No. 333-150220, filed August 30, 2013.
(7)    Not Applicable.
(8)    Agreements between Depositor and:
(a)    The Prudential Series Fund, Inc. Filed via EDGAR with Post-Effective Amendment No. 15 to Registration Statement No. 33-87010, filed April 26, 2001
(b)    Rule 22c-2 Agreement via EDGAR with Post-Effective Amendment No. 20 to Registration Statement No. 333-96577, filed April 20, 2007.
(c)    Notice re change of Depositor name to Prudential Annuities Life Assurance Corporation via EDGAR with Post-Effective Amendment No. 26 to Registration Statement No. 333-96577, filed April 17, 2008.
(9)    Opinion and Consent of Counsel. (Filed Herewith)
(10)    Written Consent of Independent Registered Public Accounting Firm. (Filed Herewith)
(11)    Not applicable.
(12)    Not applicable.
(13) (a)    Power of Attorney for Dylan J. Tyson. (Filed Herewith)

(13) (b)    Power of Attorney for Caroline A. Feeney. (Filed Herewith)
(13) (c)    Power of Attorney for Susan M. Mann. (Filed Herewith)
(13) (d)    Power of Attorney for Candace J. Woods. (Filed Herewith)
(13) (e)    Power of Attorney for Nandini Mongia. (Filed Herewith)

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR:

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITION AND OFFICES WITH DEPOSITOR

Timothy S. Cronin One Corporate Drive Shelton, Connecticut 06484-6208	Senior Vice President
Caroline A. Feeney 213 Washington Street Newark, New Jersey 07102-2917	Director
Susan M. Mann 213 Washington Street Newark, New Jersey 07102-2917	Chief Financial Officer, Executive Vice President and Director
Dylan J. Tyson One Corporate Drive Shelton, Connecticut 06484-6208	President & Chief Executive Officer and Director
Lynn Stone One Corporate Drive Shelton, Connecticut 06484-6208	Senior Vice President, Chief Legal Officer, and Corporate Secretary
Nandini Mongia Three Gateway Center Newark, New Jersey 07102-4061	Director and Treasurer
Elizabeth K Dietrich 213 Washington Street Newark, New Jersey 07102-2917	Senior Vice President and Chief Actuary
Candace J. Woods 751 Broad Street Newark, New Jersey 07102-3714	Director

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT:
The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life Flexible Premium Variable Annuity Account; the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account (separate accounts of Pruco Life Insurance Company ("Pruco Life"); the Pruco Life of New Jersey Flexible Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.
The subsidiaries of Prudential Financial Inc. ("PFI") are listed under Exhibit 21.1 of the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 19, 2021, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS: As of this date, the Registrant has not commenced sales of the contracts under this Registration Statement. Therefore, there are no contract owners of contracts offered by the Registrant under this Registration Statement.

ITEM 28. INDEMNIFICATION:
The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.
Arizona, the state of organization of Prudential Annuities Life Assurance Corporation ("Prudential Annuities"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Prudential Annuities’ By-law, Article VI, which relates to indemnification of officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
ITEM 29. PRINCIPAL UNDERWRITERS
(a) Prudential Annuities Distributors, Inc. (PAD)
PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.
(b) Information concerning the directors and officers of PAD is set forth below:

NAME	POSITIONS AND OFFICES WITH UNDERWRITER
James F. Mullery 213 Washington Street Newark, New Jersey 07102-2917	President & Chief Executive Officer and Director
Anju Nanda One Corporate Drive Shelton, Connecticut 06484-6208	Senior Vice President and Director
Susan M. Mann 213 Washington Street Newark, New Jersey 07102-2917	Senior Vice President and Director
Dianne D. Bogoian One Corporate Drive Shelton, Connecticut 06484-6208	Senior Vice President and Director
Elizabeth Guerrera One Corporate Drive Shelton, Connecticut 06484-6208	Chief Administrative Officer, Vice President and Director
Patricia L. O'Shea 213 Washington Street Newark, New Jersey 07102-2917	Chief Operating Officer
Kevin M. Brayton 280 Trumbull Street Hartford, Connecticut 06103-3509	Senior Vice President and Director
Francine B. Boucher Three Gateway Center Newark, New Jersey 07102-4061	Chief Legal Officer, Vice President and Secretary
Kevin Chaillet 213 Washington Street Newark, New Jersey 07102-2917	Treasurer
Robert P. Smit Three Gateway Center Newark, New Jersey 07102-4061	Chief Financial Officer and Controller
Shane T. McGrath 280 Trumbull Street Hartford, Connecticut 06103-3509	Vice President and Chief Compliance Officer

Lynn Stone One Corporate Drive Shelton, Connecticut 06484-6208	Vice President and Assistant Secretary
Jessica Conley 2101 Welsh Road Dresher, PA 19025-5000	Vice President
Charles H. Smith 751 Broad Street Newark, New Jersey 07102-3714	Anti-Money Laundering Officer
Scott P. Haggerty One Corporate Drive Shelton, Connecticut 06484-6208	Vice President
Jessica Conley 2101 Welsh Road Dresher, Pennsylvania 19025-5000	Vice President

ITEM 29. PRINCIPAL UNDERWRITERS:
(c) Commissions received by PAD during 2020 with respect to all individual annuities issued by PALAC.

NAME OF PRINCIPAL UNDERWRITER	NET UNDERWRITING DISCOUNTS AND COMMISSIONS	COMPENSATION ON REDEMPTION	BROKERAGE COMMISSIONS	COMPENSATION
Prudential Annuities Distributors, Inc.*	$211,412,859.70	$-0-	$-0-	$-0-
* PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS:
Accounts and records are maintained by PALAC at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES
None.

ITEM 32. UNDERTAKINGS
(a)    Registrant hereby undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.
(b)    Registrant undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus, a space that an applicant or enrollee can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.
(c)    Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.
(d)    Prudential Annuities Life Assurance Corporation (“Depositor”) hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Annuities Life Assurance Corporation.
(e)    With respect to the restrictions on withdrawals for Texas Optional Retirement Programs and Section 403(b) plans, we are relying upon: 1) a no-action letter dated November 28, 1988 from the staff of the Securities and Exchange Commission to the American Council of Life Insurance with respect to annuities issued under Section 403(b) of the Code, the requirements of which have been complied with by us; and 2) Rule 6c-7 under the 1940 Act with respect to annuities made available through the Texas Optional Retirement Program, the requirements of which have been complied with by us.

EXHIBITS

(4) (a)	Contract (RILA-IND)(5/21). (Filed Herewith)

(4) (b)	Annuity Schedule Page (RILA-SCHED-B)(5/21). (Filed Herewith)

(4) (c)	Index Linked Variable Income Benefit Schedule (SCHED-VIB)(5/21). (Filed Herewith)

(4) (d)	Index Linked Variable Income Benefit Rider (RID-VIB)(5-21). (Filed Herewith).

(5)	Application (FGI-APP)(5/21) (Filed Herewith).

(9)	Opinion and Consent of Counsel. (Filed Herewith)

(10)	Written Consent of Independent Registered Public Accounting Firm. (Filed Herewith)

(13) (a)	Power of Attorney for Dylan J. Tyson (Filed Herewith)

(13) (b)	Power of Attorney for Caroline A. Feeney. (Filed Herewith)

(13) (c)	Power of Attorney for Susan M. Mann (Filed Herewith)

(13) (d)	Power of Attorney for Candace J. Woods. (Filed Herewith)

(13) (e)	Power of Attorney for Nandini Mongia. (Filed Herewith)

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Newark and the State of New Jersey on this 19th day of May 2021.

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
REGISTRANT

BY: PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
DEPOSITOR

Dylan J. Tyson*
Dylan J. Tyson President and Chief Executive Officer

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
DEPOSITOR

Dylan J. Tyson*
Dylan J. Tyson President and Chief Executive Officer

SIGNATURES
As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE
Dylan J. Tyson*	Director, President and Chief Executive Officer	May 19, 2021
Dylan J. Tyson
Susan M. Mann*	Chief Financial Officer, Executive Vice President and Director	May 19, 2021
Susan M. Mann
Caroline A. Feeney*	Director	May 19, 2021
Caroline A. Feeney
Nandini Mongia*	Director	May 19, 2021
Nandini Mongia
Candace J. Woods*	Director	May 19, 2021
Candace J. Woods

By:	/s/Richard H. Kirk
Richard H. Kirk
* Executed by Richard H. Kirk on behalf of those indicated pursuant to Power of Attorney.